SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2010 and 2009.

Cresud Sociedad Anónima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Annual Report and Financial Statements

for the fiscal years ended

June 30, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

LETTER TO SHAREHOLDERS

Dear Shareholders,

In the course of fiscal year 2010, the global economy started to exhibit signs of recovery in the wake of the financial crisis unleashed towards the end of 2008 and early 2009. Although there is no certainty as to the global extent of recovery, above all in the developed economies, the emerging countries that demand raw materials have evidenced clear signs of recovery in their levels of activity. Consequently, the prices of agricultural commodities have remained firm whilst simultaneously lagging behind price increases in other products such as gold or oil if we take as a basis the minimums seen approximately two years ago in the midst of the global financial crisis.

Thus, prospects in agricultural production are quite encouraging if we also consider the long-term forecasts released by the US Department of Agriculture (“USDA”) and the Food and Agriculture Organization of the United Nations (“FAO”): the USDA has maintained its predictions of increased demand for agricultural commodities over the next ten years which would require approximately 45 million of hectares to go into production in a basis case. As regards the FAO and its predictions concerning the next 40 years, this organization considers that a 50% increase in grains output, as well as a two-fold increase in beef production will be required to provide food for a planet inhabited by 9 billion people towards 2050. This outlook will most certainly spur agricultural and cattle raising production as well as the development of agricultural land in the long-term. Therefore, we will maintain the direction chosen for our strategy.

On top of that, if we consider that the investment in real estate and in agricultural land has historically functioned as a shelter against inflation in times of monetary expansion, the appreciation prospects of these assets become even more encouraging, given the volume of financial resources that the main countries in the world have injected in the markets to navigate out of the global financial crisis.

As regards South America, we understand that this region has the potential for producing and exporting the food required to meet the increase in global demand in the coming years by reason of its abundant resources, such as soil, water and weather, well in excess of its own consumption needs. Argentina offers high output and low production costs and it is in a position to produce approximately 7 times the quantity of grains and oilseed demanded by its domestic market whereas Brazil boasts wide land spans that can be put to sustainable production at a lower cost per additional hectare.

It is for these reasons that we have sought to devote our unique expertise to the consolidation of an inimitable regional portfolio with major development and value enhancement potential, by being ahead in the cycle of land appreciation both in Argentina and in South America. In the region, both Cresud and its related companies have a strong presence in Brazil, Paraguay. As a part of our regional expansion strategy, in April we agreed to increase our share in our related company BrasilAgro through the acquisition of the ownership interest held by Tarpon Investimentos. BrasilAgro can greatly benefit from appealing prospects concerning the acquisition, development and operation of farms in Brazil and has extended the surface area devoted to agricultural operations at an average rate of 45% per annum ever since it started operations in 2006, exceeding the 46 thousand hectares planted in the most recent season. When considered together, Cresud and BrasilAgro’s operations have seen their planted area expand by more than 250% in the past 4 years.

Agricultural activities in Argentina have once again manifested their potential. The sector’s total harvest in Argentina, though not at record highs, has recovered output levels in excess of 90 million tons after the extreme drought of the 2008/2009 season. Thanks to the good weather prevailing in the 2009/10 season, agricultural yields and agribusiness margins have improved; Cresud planted 101 thousand hectares in which we have produced 322 tons of grains, surpassing the 2008/09 season’s output over a similar number of hectares by 85 thousand tons.

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Cresud’s cattle raising activities benefited from an increase in the local price of beef cattle during fiscal year 2010 in the region of 95%, measured on the basis of the performance shown by Mercado de Liniers’ Steer Index. This has been due to an overall shrinkage in cattle supply in the market. Therefore, Argentina’s cattle stock decreased from 60 million head to 50 million head in the past 3 years. Within this context, Cresud has maintained its cattle stocks in excess of 85,000 head until this year, when we sold part of the stock to cash in the price increase reflected in higher holding results. As an offset to this situation that seems to favor cattle farmers, the decrease in supply has adversely affected the value chain by reducing cold-storage plant utilization, which in turn has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in Exportaciones Agroindustriales Argentinas S.A. has not escaped unscathed and we are assessing our alternatives looking forward.

Yields of the farms in development in Argentina have stabilized as a result of technology, management and weather. At Agropecuaria Anta we already have 17,000 hectares in operation. Most of them have been in development for more than two years and have exhibited yields ranging from 2.5 to 3 tons per hectare. We have planted the first 2,800 hectares developed in Paraguay and this year we are planning to incorporate into production a further 3,000 hectares that have been prepared over this fiscal year. We expect the yields of these hectares to stabilize as from the second year of operations, which would raise their appreciation potential as has been our experience in Argentina. In Los Pozos, Salta, we reached the mark of 50,000 hectares devoted to cattle raising activities. Other farms, such as La Suiza in Chaco, or La Esmeralda in Santa Fe, have shown interesting potential for the shift from cattle raising to agricultural land. In the case of La Esmeralda, for instance, 78% of the hectares that have been in production for the past three seasons were used for cattle raising activities whereas in the past fiscal year agricultural activities spanned already 57% of the surface area being operated, with the ultimate goal of occupying 100% of the surface area in La Esmeralda.

According to market sources, farm prices in Argentina have undergone a widespread improvement in the first months of 2010 with the adverse weather conditions of the past year and the economic uncertainty prevailing at the global level having been left behind. Within this improvement context, in the course of the fiscal year we resumed our farm sales and sold one of the farms we had in portfolio, the Tali Sumaj farm, located in the province of Catamarca, for US$ 4.8 million. And subsequent to year-end, we sold the La Juanita farm, devoted to crops and dairy and located in the Province of Buenos Aires for US$ 18 million. The sale prices of these farms were about 4 times larger than their book values.

As regards BrasilAgro, it has seen its planted surface area grow by 38% in the past fiscal year, to 46 thousand hectares. Besides, 17 thousand hectares have been developed and will go into production in the 2010/11 season. In addition, harvesting has started in the sugar cane plantations and a farm that spans 14,358 hectares has been acquired in the northern state of Maranhao, which meant a total increase of hectares in BrasilAgro’s portfolio to 174,840. Aspiring to tap any new opportunities that might arise in terms of acquisitions or developments, BrasilAgro remains liquid and its Board of Directors has approved the launch of a Level I ADR program.

When it comes to our subsidiary IRSA, it has shown significant growth in its consolidated bottom line, which has consolidated in the region of 100%, thanks to the strength of its business lines exposed to consumption and to the robustness of real estate in Argentina. One of this fiscal year’s highlights has been the option acquired by IRSA to purchase the equity stake held in Alto Palermo S.A. by its partner in the shopping center business, Parque Arauco S.A. The acquisition will allow IRSA to consolidate its leading position in this business, raising its exposure to the most complete, sophisticated and dynamic Shopping Center portfolio in the Argentine market. Besides, Alto Palermo S.A. has agreed to sell an 80% stake in Tarshop S.A.’s capital stock to Banco Hipotecario S.A., a transaction that has recently been approved by the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions.

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Given the context of financial volatility experienced in fiscal year 2009 and the price of Cresud shares, distorted if compared to the quality of its assets, we engaged in a share repurchase plan whereby we acquired 5.98% of our outstanding shares at an average price of US$ 7.18 per ADR. In November 2009 Cresud allocated to its shareholders 25 million of its treasury shares, representative of 4.98% of its issued capital stock at that time. In light of the performance exhibited by the price of the share, we can now say that the two measures, both the repurchase and the allocation, have resulted in a direct benefit to our shareholders.

The year 2010 marked Cresud’s fiftieth anniversary as a company listed on the Buenos Aires Stock Exchange. Throughout these years we have deployed a business strategy that is reinforced when new players in the agricultural sector decide to develop and operate land in the region and seek to mirror Cresud’s business portfolios. We are well aware of our priority being to care for the resources with which we work: in this respect, we have implemented cutting-edge technology to better handle inputs, preserve water and protect the soil. We encourage our contractors to keep abreast of the latest trends so that we attain a joint cycle of continuous improvement and we foster improvements in the quality of living of the rural communities where we have a presence by providing them with infrastructure for education and health care. Our overarching objective is to attain long-term sustainability in our businesses.

Our future objectives shall only be attainable with the joint endeavors of our Shareholders, Creditors, Directors, Customers, Suppliers, Employees and the Community at large, who also happen to be playing the leading roles in our current situation. It is to all of them that I wish to extend my gratefulness for their unwavering support and commitment to the organization’s goals.

City of Buenos Aires, September 8, 2010.

Alejandro G. Elsztain
Second Vice-Chairman,
Acting as Chairman

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OUR STRATEGY

We seek to maximize our return on assets and overall profitability by (i) identifying, acquiring and exploiting agricultural properties having attractive prospects for agricultural production and/or long-term value appreciation and selectively disposing of properties as appreciation is realized, (ii) optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and (iii) preserving the value of our significant long-term investment in the urban real estate sector held through our affiliate IRSA.

Focus on maximizing value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our real estate assets. We seek to rotate our portfolio of properties over time by purchasing large parcels of land which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We believe that our ability to realize gains from appreciation of our farmlands is based on the following principles:

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Acquiring under-utilized properties and enhancing their land use: We seek to purchase under-utilized properties at attractive prices and develop them to achieve more productive uses. We seek to do so by (i) transforming non-productive land into cattle feeding land, (ii) transforming cattle feeding land into land suitable for more productive agricultural uses, (iii) enhancing the value of agricultural lands by changing their use to more profitable agricultural activities; and (iv) reaching to the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas. To do so, we generally focus on acquisitions of properties outside of highly developed agricultural regions and/or properties whose value we believe is likely to be enhanced by proximity to existing or expected infrastructure.

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Applying modern technologies to enhance operating yields and property values. We believe that an opportunity exists to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies such as genetically modified and high yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our beef cattle management and state-of-the-art milking technologies in our dairy business.

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Anticipating market trends. We seek to anticipate market trends in the agribusiness sector by (i) identifying opportunities generated by economic development at local, regional and worldwide levels, (ii) detecting medium- and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns and (iii) using land for the production of food and energy, in each case in anticipation of such market trends.

•

International expansion. Although most of our properties are located in different areas of Argentina, we have begun a process of expansion in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2010, BrasilAgro had 9 properties totaling 174,840 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential. In addition, during the fiscal year 2009, Cresud entered into a number

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of agreements to formalize its positioning in South American countries. At June 30, 2010, the Company owned 12,166 hectares located in the Republic of Bolivia, and 50% of 45,578 hectares located in the Republic of Paraguay.

Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

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Implementation of technology. We seek to continue using state-of-the-art technology to increase production yields. We plan to make further investments in machinery and the implementation of agricultural techniques such as direct sowing to improve cereal production. We believe that we may improve crop yields by using high-potential seeds (GMOs) and fertilizers and by introducing advanced land rotation techniques. In addition, we intend to continue installing irrigation equipment in some of our farms to achieve higher output levels.

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We seek to continue improving beef cattle production through the use of advanced breeding techniques and technologies related to animal health. We plan to improve the use of pastures and expect to make further investments in infrastructure, including installation of watering troughs and electrical fencing.

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We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Tyson Foods (through its controlled subsidiary Provemex Holdings LLC), hereinafter “Tyson Foods”, to set up Cactus Argentina S.A. (“Cactus”), a feedlot and slaughterhouse operator.

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In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health. For example, in May 2007 we opened one of the most modern dairy production facilities in Argentina, achieving a daily output of more than 40,000 liters.

•	Increased production. We seek to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•	Increasing our owned land in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise.

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Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural and livestock activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value.

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Developing properties in areas where agricultural and livestock production is not developed to its full potential. As of June 30, 2010, we owned 229,105 hectares of land reserves and held approximately 114048 hectares under concession located in under-utilized areas where agricultural and livestock production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, current or future environmental regulations could prevent us from fully developing our land reserves by demanding us to maintain part of those lands as natural woodlands not allocated to production.

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Diversifying market and weather risk by expanding our product and land portfolio. We seek to continue diversifying our operations to produce a range of different agricultural commodities in different markets, either directly or in association with third parties. We believe that a diversified product mix mitigates our exposure to seasonality, commodity price fluctuations, weather conditions and other factors affecting the agricultural and livestock sector. To achieve this objective in Argentina, we expect to continue to own and lease farmlands in various regions with differing weather patterns and to continue to seed a range of diversified products. Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will enhance our ability to produce new agricultural products, further diversifying our mix of products, and mitigate further our exposure to regional weather conditions and country-specific risks.

Preservation of long-term value of our investment in IRSA

We seek to maintain the long-term value of our significant investment in the urban real estate sector through IRSA. We believe that IRSA is an ideal vehicle through which to participate in the urban real estate market due to its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability.

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Macroeconomic Context

International Outlook

The global economy has started to show signals of recovery after the recent financial crisis. In the year 2009, at the global level, Gross Domestic Product (“GDP”) shrank slightly, with a -0.6% change according to the International Monetary Fund (“IMF”), a situation without precedents in the past 30 years. However, this figure conceals major inequalities amongst the groups of countries. GDP in the most developed markets dropped by 3.2% whereas in the developing countries’ markets, it rose by 2.4%.

The recovery seen in the second half of 2009 could not offset the shrinkage sustained in the first half. International financial markets posted minimum figures in early 2009 but exhibited profits at year end. At the global level, the MSCI All Countries index picked up a 31.5% change when measured in US Dollars; the MSCI World (representative of developed markets) posted a 27.0% variation whilst the MSCI Emerging Markets climbed a significant 74.5%. Furthermore, it must be highlighted that performance at the level of developing countries was much higher than in the developed world. In this connection, performance at the local market levels also picked up the trend (in local currency). Whereas the S&P500 rose by 23.45%; the Eurostoxx 50, by 21.14% and the Nikkei by 17.82%, the Bovespa rose by 74.05% and Argentina’s Merval rose by 108.56%.

These recovery signals are reflected in the global GDP growth prospects for 2010. According to the IMF, global output is set to grow by 4.2% throughout 2010. However, regional disparities continue to be conspicuous as the forecasts for the developed economies and for the developing economies are 2.3% and 6.3% respectively. The panorama depicted by the financial markets during the first half of 2010 has been less encouraging as most indices posted slight drops. The MSCI All Countries varied by –10.4%, the MSCI World by -10.9% and the MSCI Emerging Markets varied by -7.2%.

One of the major concerns arising from the crisis has been the possibility of the world entering a stage similar to that undergone by Japan since the early 90s, after the burst of the real estate bubble, that is, chronic deflation accompanied by a weak level of economic activity that low rates have not managed to revert.

According to the IMF, inflation at the global level was 2.2% in 2009, which constitutes a healthy figure for this indicator. However, if once again we break down this figure by degree of development, we notice that developed markets have experienced slight deflation, with a percentage change in their price levels during the same period of -0.1%.

As regards the commodities market during 2009, most raw materials saw a rise in their prices. Industrial metals went up by 91.2%, according to the GSCI Industrial index. The price of energy also bounced back as shown by the 62.4% rise in the GSCI Energy index. Besides, agricultural commodities went up by 14.7% during that period. In the first half of 2010, this trend reversed and the commodities accompanied the drop in financial markets. Indices dropped by 4.7%, 12.7% and 14.8% in the energy, industrial and agricultural groups, respectively.

The event with the most noxious consequences on financial markets in the course of this fiscal year has been the sovereign debt crisis suffered in Europe, which had its epicenter in Greece and posted deficits close to 13% of GDP. The crisis spread to Ireland, Portugal and Spain. These countries have come to be known as PIGS, the acronym in English formed by their initials. During the months of April and May, the markets experienced considerable jolts. According to several analysts, the fiscal tightening measures implemented by the above-mentioned countries will suffice to honor their external commitments and thus stabilize the market.

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The Argentine Economy

Given this international context, the Argentine GDP has maintained its upward trend, though at a slower pace than in previous years, with a 0.9% variation in 2009 according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the level of activity has shown significant acceleration. For the first 5 months of 2010, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, picked up rises ranging from 4.9% to 12.4% compared to the same month in the previous fiscal year, with an upward trend. This indicator is usually used to predict GDP. Therefore, if the trend were to be maintained, GDP for 2010 could be expected to have risen by close to 8%.

During 2009, Total Consumption has been the most significant component in the Aggregate Demand, with a 77.7% share.

Private sector analysts and pundits disagree over the measurement criteria that make up INDEC’s Consumer Price Index. Therefore, inflation figures do not convey absolute certainty.

According to INDEC statistics, the Consumer Price Index for Greater Buenos Aires, which measures price variations in the City of Buenos Aires and in Greater Buenos Aires, inflation in the period June 2009 through June 2010 has been approximately 11%, with the most significant increase having been in food and beverages, up by 15.7%, followed by clothes, up by 14.2%, and education, up by 12.8%.

As regards wholesale prices, in the period June 2009 through June 2010, there was a 15.2% variation in the Wholesale Internal Price Index (“IPIM”), a 14.9% variation in the Retail Internal Basic Price Index (“IPIB”), and a 13.9% variation in the Basic Price for Producers Index (“IPP”).

On the other hand, as reported by private sector sources, the Consumer Price Index for the City of Buenos Aires rose by 21.3% in the period June 2009 through June 2010. This figure is almost twice as big as that unveiled by the official statistics.

By June 2010, the average salary in the Argentine economy had accumulated a 23% raise over the past 12 months, way above the official figures for retail inflation (almost double) and in line with private sector inflation estimates.

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During the first four-month period of 2010 and according to official statisticians, the unemployment rate measured over the Economically Active Population (“PEA”) had been 8.3% whilst the level of activity edged down to 46% and employment to 42.2%

In spite of the international crisis, Argentina’s external sector showed during 2009 a surplus trade balance, with exports for Ps. 244.5 billion and imports for Ps. 183.3 billion according to official data. The surplus was maintained during the first quarter of 2010, with a Ps. 24.7 billion difference between exports and imports. However, the trade balance exhibits a trend towards a lesser surplus.

When it comes to public finances, according to the Ministry of Economy, the primary result for the Public Sector for the year 2009 had been Ps. 17,285 million. This stands for a 46% drop compared to the year 2008. However, the primary result for the Public Sector for the first half of 2010 was Ps. 11,088 million, that is, 50% higher than for the same period a year earlier.

During fiscal year 2010, the Argentine Government reopened the swap of defaulted sovereign debt with the overarching objective being to recover access to the international financial markets. It sought to have more than 60% of the holdouts (i.e., the bondholders who had refrained from accepting the swap back in 2005) accept the swap to attain a 90% acceptance level with the two swaps (2005 and 2010). This would have helped render the attachments levied abroad ineffectual.

However, market conditions were not favorable to that decision as the reopening coincided with the onset of the PIGS crisis. Therefore, an extension in terms was announced in order to obtain fresh funds at less than one-digit rates with a Global 2017 bond. Unfortunately, the crisis lasted more than expected and therefore the proceeds were less than intended and rates were higher than one digit. The final results indicated that adherence had been 66%, with notes rolled over for US$ 12,067 million out of the total US$ 18,300 million covered by the transaction. Considering the 2005 and 2010 debt swaps, Argentina secured a global adhesion level of 92.4%, with an average 65% reduction.

In the period discussed, Argentina’s country risk as measured by its five-year Credit Default Swap (“CDS”) for senior US$ -denominated indebtedness continues to exhibit a spread that is high when compared to the most solid countries in the region, Brazil and Mexico. The dramatic increase seen after the Lehman Brothers’ bankruptcy was partly counterbalanced as from July 2009, when CDS pricked the 2000 basis points mark. Throughout the second part of 2009, a sustained decline has been noted in the surcharges that Argentina pays for its debt, which came to a halt in the first half of 2010 together with the emergence of debt problems in peripheral European countries. The difference between the CDS in Argentina and Brazil and/or Mexico compared to performance before the financial crisis is still high.

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The above-mentioned situation, together with the major liquidity injections in the global market caused a downward pressure over the rate of private bank deposits at 30 days which decreased continually from 13% in July 2009 to levels close to 9% for June 2010. The pundits foresee a rise in interest rates in the medium term, in line with the expectations in the rest of the world.

Following the normalization in international financial conditions, the Argentine Central Bank (BCRA) has continued with its progressive devaluation and reserve accumulation policy. The foreign exchange rate depreciated by 3.6% in the period June 2009 through June 2010 and reserves rose by US$ 2,843 million, being close to UDS 50 billion. This level is quite similar to that previous to the financial crisis of 2009.

During fiscal year 2010, the multilateral real exchange rate was also affected by the difference between the depreciation of the Peso against the basket of currencies that make it up and the inflation sustained by the Argentine economy. There was a 2.4% appreciation, a percentage that has been deflated by INDEC’s CPI, because the figures as released by private sources point to an even higher real appreciation. At present, the comparison with the 1998 average shows that the multilateral real foreign exchange rate depreciated by 139% according to BCRA data deflated by INDEC’s CPI. However, if deflated by the Consumer Price Index for the City of Buenos Aires, there was a 58% depreciation.

According to official data, Fixed Internal Gross Investment (“IBIF”), measured in real terms, was in the region of 20% of GDP for the first quarter of 2010 with the following distribution: 11.4% for the construction sector and 8.7% for the durable goods sector.

The use of industrial installed capacity was 76.7% in May 2010, a 70.5% rise compared to the level posted in the same month of 2009. The sectors that benefited the most were the basic metal industries, the car-making sector and the textile sector, which had taken the hardest blows at the peak of the global financial crisis. Despite the rise in the general level of activity, there were sectors with unfavorable performance, such as the chemicals and oil refining sectors.

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AGRICULTURE AND CATTLE RAISING SECTORS IN ARGENTINA

Argentina has positioned itself over the years as one of the world’s leading food producers and exporters. It is the second largest country in South America after Brazil and has particularly favorable natural conditions for diversified agricultural production: vast extensions of fertile land and varied soil and weather patterns.

During the decade of the nineties, the Argentine agriculture and cattle raising industry experienced sweeping changes, such as a significant increase in production and yield (thanks to a sustained agricultural modernization process), relocation of production (crops vs. livestock) and a significant restructuring process within the industry, as well as land concentration. Taking advantage of a favorable international context, the agriculture and cattle raising sector has been one of the major drivers of the Argentine recovery after the economic and financial crisis of 2002.

Agriculture Sector

The 2009/10 crop season experienced a strong recovery compared to the 2008/09 season, in which severe droughts affected crops in extensive regions of the country.

According to estimates of the United States Department of Agriculture (“USDA”) in the 2009/10 season total production of the main crops (soybean, corn, sunflower and wheat) would surpass 88.4 million tons, 47.3% higher than in the 2008/09 season and almost reaching the record levels of 2007/08 before the drought. Total production of oilseeds for the 2009/10 season reached 56.3 million tons, 61% higher than the previous season and even 11% higher than in 2007/08.

Source: USDA Estimates as of June 2010.

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Source: Agricultural Estimates – SAGPyA.

As estimated by the USDA, sunflower production reached 2.3 million tons. This figure was the lowest one in the last 30 years, far below the 4.65 million tons produced in the 2007/08 season. In the case of wheat, from the 10.1 million tons produced in the previous season, the USDA anticipates that in the 2009/10 season the output will reach 9.6 million tons. In connection with corn, the final output is expected to be 22.5 million tons, compared to almost 15 million tons for the previous season. As concerns soybean, according to the USDA, production in Argentina reached 54.0 million tons, 69% higher than the 32.0 million tons recorded in the previous season.

Crop prices are still far below the levels reached between 2007 and 2008. Although there were several improvements in the first half of 2009 caused mainly by the decrease in the production of crops in South America as a result of the drought, prices dropped again during the second half of the year. During the first months of 2010 grain prices generally rebounded, showing bullish performances in certain cases (mainly wheat) due to the strong drought that affects the Russian production.

As regards export taxes withholding rates applied on exports stand at 35% in the case of soybean, 23% in the case of wheat and 20% in the case of corn. At present these rates are being debated in Congress, and there are several bills aimed at reducing them. Through this scheme, the government withholds a fixed percentage over the FOB price of grains, which means that any future price increase has an impact on both the farmers’ and the government’s revenues. In 2009, revenues derived from export withholdings fell 11% compared to 2008, to $32,042 million, or 10.5% of the Argentine State revenues (2.9 percentage points lower than in 2008). The amount of withholdings from exports of vegetable products reached $6,132 million, while withholdings from fat and animal or vegetable oils totaled $4,912 million (both accounting for 34% of the revenues from export duties).

Since 1994, agricultural production has been growing significantly as a result of changes in production systems with the extension of direct sowing, biotechnology and the larger use of agrochemicals, fertilizers and irrigation. In addition, the increase in sown areas with the incorporation of marginal areas to production and the expansion of agricultural activity into traditionally cattle raising areas, added to higher yields, have been the major drivers of growth.

Along with this production process, exports of crops and by-products have also shown a sustained growth in the last years. From the total of US$ 55,800 million of foreign sales during 2009, US$ 16,573 million resulted from sales of beans, soybean oil, flour and pellets, corn and wheat exclusive for sowing and oil, sunflower seeds and pellets, which represents 29.7% of total foreign sales. Argentina is the third worldwide exporter of soybean crops and the largest global supplier of soybean oil and flour, and this year it might again be the first worldwide exporter of corn.

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According to the report prepared by the United States Department of Agriculture, USDA Agricultural Baseline Projections to 2019, the Argentine agricultural production continues to have very good prospects, and the country is positioned as a strong competitor of the US in the agriculture and cattle raising sector.

According to the USDA’s report, in the short term both the United States and the rest of the world are expected to continue to recover financially from the 2008-09 recession. The resumption of sustained growth in the global economy will fuel increases in consumption, trade and prices in the long term. In addition, the long-term development of global agriculture reflects a continued demand for biofuels, in particular in the United States and the European Union.

The average rate of growth of the global economy is expected to be 3.0% per year between 2010 and 2019. The higher growth expected in developing countries is the basis for the strong demand for food anticipated for the coming years, as their populations obtain higher revenues.

World agricultural production grows in reply to high prices and technology improvements. However, the limited capacity to expand sown areas in many countries and the deceleration of increases in global productivity hold back sustained growth in production.

According to the USDA report mentioned above, traditional exporters of a wide variety of agricultural commodities such as Argentina, Australia, Canada, the European Union (“EU”) and the United States will continue to be significant players in the world trade during the next decade. However, countries that are making large investments in their agricultural sectors and which lay increased emphasis on agricultural fostering policies, such as Brazil, Russia, Ukraine and Kazakhstan, are expected to have a growing presence in agricultural commodity export markets. For the next years, an increase in the number of tons produced is expected, with two thirds of the growth in world production to result from higher crop yields and one third from the increase in sown land, estimated in approximately 45 million hectares in a basis case.

In relation to prices, the long-term growth in demand for agricultural products combined with the continuing demand of corn for ethanol in the United States and vegetable oils for biodiesel in Europe, sustain the prices of corn, oilseed and other crops at historically high levels.

According to the USDA, the production of biofuels has experienced a swift expansion in several countries. Projections assume that over the next years the most significant increase in biofuel production will occur in the European Union, Brazil, Argentina and Canada, pushing up the already growing demand for seeds used for the production of oils. Argentina is the first exporter of soybean oil and by-products, showing its large milling capacity, small domestic demand for these products and export tax policy that favors the export of soybean by-products and biodiesel as compared to soybeans. Biodiesel production in Argentina is expected to double during the period under analysis.

In addition, the expansion in ethanol production in the United States is expected to continue until 2019, although estimated growth rates will be lower than those of previous years. Biodiesel production in the United States is expected to reach a billion gallons in 2012.

Due to the increase in the production of ethanol from corn in the United States, the USDA report expects an increase in the production and export of corn for countries such as Argentina, Brazil, Ukraine and the European Union countries. Argentina is expected to maintain its leadership position as second worldwide exporter of corn.

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Beef Cattle Sector

In the past years, the worldwide beef market has experienced sweeping changes and great dynamism due to international supply and demand conditions.

On the side of demand, in a context of more restrictive commercial policies, deteriorating economic conditions at international level and changing market conditions, there was a decrease in beef consumption worldwide during 2008. On the other hand, according to FAO estimates, the world production of cattle beef increased by 0.8% in 2009, reaching 281.5 million tons.

Argentina is one of the leading world producers and exporters of cattle beef, with a stock close to 48 million cattle heads according to the FAA, a contraction of almost 7 million compared to last year. Approximately 80% of the country’s production is sold in the domestic market where Argentineans consumed 67.7 kg per capita per year in 2009 (for the first 6 months of 2010 this figure fell to 56.3 kg per capita).

As a result of the strong demand in recent years -both domestic and foreign- and contracting supply, an exponential increase in consumer prices was generated. To counteract this effect a minimum weight of slaughtered animals was established, and a number of quantity and administrative restrictions were applied to foreign sales of cattle beef.

Cattle beef production in 2009 recorded a moderate increase in aggregate volume compared to the previous year, from 3.1 million equivalent tons of dressed carcasses to approximately 3.4 million tons. This increase is explained in part by the lower stocks resulting from the poor quality of pastures caused by the droughts.

In the past years female slaughter, in terms of head, has been experiencing a liquidation cycle. According to the IPCVA, the ratio of slaughtered females was 48.1% in 2009.

In line with the foregoing, in the first months of 2010 the prices of most beef cattle categories reached significantly higher levels than in the previous years, with average increases ranging from 60% to 80%.

Source: SAGPyA

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According to data from the SAGPyA, during 2009, 661 thousand tons of cattle beef were exported (in terms of dressed carcasses). This meant a 54.0% increase compared to export volumes in 2008. In monetary terms, foreign sales generated revenues of US$ 1,653million, 11.2% higher than in 2008, despite the drop in prices of dressed carcass tons, which represented 28%. For the first five months of 2010, cattle beef exports reached 141,100 tons (in terms of dressed carcasses), 37.3% lower than the volume exported in the period from January to May 2009.

The above price increase has been favorable to beef cattle producers. However, the smaller supply, shortage of raw materials and constrained margins have affected the value chain, reducing cold-storage plant utilization, which in turn has left several plants struggling to remain operational.

The development of the livestock sector in Argentina has always been closely linked to the control of foot-and-mouth disease (FMD). Having been declared free of the disease “with vaccination” in 2002, in February 2006 there was an outbreak that affected this status. The outbreak was quickly brought under control and the country regained the status of “FMD-free” country in early 2007.

BSE still affects livestock at the worldwide level. Argentina is one of the world producers, together with Australia, Finland, Iceland, Norway, New Zealand, Paraguay, Singapore, Sweden and Uruguay, that has been recognized as a “BSE-free country”. The SENASA has played a major role in this issue, as it soon imposed sanitation control measures to isolate the country and prevent the disease.

Milk Sector

According to the FAO, in a context of strong import demand, the bad prospects for milk production in the major dairy exporting countries have sustained international prices of dairy products in the first nine months of 2010. The world production of diary products is estimated at 712 million tons, 2% higher than in 2009, fueled by increases in production in the developing countries. Trade was dynamic during the first months of 2010, with a significant expansion in exports from New Zealand and the United States. On the import side, an increase in Southeast Asia and oil exporting countries is anticipated. A critical factor in the markets is the high level of stocks for dairy products in the EU, purchased under intervention in late 2008 and early 2009 when prices fell. The evolution of the markets in 2010 will depend on how and when the EU uses these stocks.

In 2009, total milk production in Argentina was 10,054.0 million liters, 0.4% above the total recorded in 2008. Despite this increase, production was impacted by drought and higher production costs.

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Source: SAGPyA

In regard to exports, the principal destinations of Argentine milk exports in 2009 were Brazil, Algeria and Venezuela. According to official data, in 2009, 307,132 tons of milk products were exported, representing revenues of US$ 756.6 million. These figures represented an increase of 10% in volume but a reduction of 29% in value compared to the previous year. It should be noted that milk product prices experienced a significant decrease in the international market.

Appreciation of Land Value

From 2002 to 2008, Argentine land values accounted for a strong rise mainly as a consequence of the attractive international prices of grains. Besides, the technological package consisting of direct sowing, the application of fertilizers, soil humidity handling and agrochemicals have helped extend agricultural borders in many areas. The increase in productivity has driven prices in many regions that were formerly regarded as marginal areas for agriculture purposes.

The chart below shows the changes in average prices for nucleus, mixed and breeding farm areas since 1990, as per the survey conducted by Compañía Argentina de Tierras for Márgenes Agropecuarios magazine:

Source: Márgenes Agropecuarios magazine

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During 2009, land prices dropped 11% for corn areas, 14% for wheat areas, 6% for winter grazing pastures, and 17% for cattle breeding areas. However, during the first quarter of 2010, all these categories recovered: the value of land increased by 14% for fields in corn areas, 5% for wheat areas, 14% for winter grazing pastures and 18% for cattle breeding areas.

Product Prospects(1)

The sources of the following information are the SAGPyA, the United States Department of Agriculture (“USDA”), the Inter-American Institute for Cooperation on Agriculture, Márgenes Agropecuarios, the Food and Agriculture Organization of the United Nations and internal data.

Wheat

According to the FAO, the world production of wheat for the 2010/211 season would drop to 651 million tons, down from 682.4 million in the previous season. The main causes of this decrease are the enduring dry conditions and bad weather affecting Russia, Ukraine, Kazakhstan and various countries in the EU, along with the decrease forecast in Canada.

As regards Argentina, the USDA projects a 12.0 million ton production for the 2010/2011 season. Out of this production, 3 million have been authorized for export. However, almost all shippings will go to Brazil, by far the largest customer for Argentina, with little left to the other markets temporarily abandoned by Russia, according to the Cereals Exchange. According to the Ministry of Agriculture, the sown area will improve in this season, increasing from 3.5 to 4.25 million hectares.

Corn

Globally, the USDA estimates that corn production will reach 831.6 million tons for the 2010/2011 season, an increase of 2.9% compared to the 808.45 million tons in the previous season.

For Argentina, the USDA estimates that corn production would reach approximately 21.0 million tons, 6.7% lower than in the 2009/10 season.

Soybean

In the case of soybean, for the 2010/2011 season, the USDA projects a world production of 253.7 million tons, 2.3% lower than the previous year.

For Argentina, the USDA estimates project a production of 50.0 million tons for the 2010/11 season, 7.4% lower than the 2009/10 record season.

Sunflower

Sunflower world production for the 2010/2011 season would climb to 34.33 million tons, resuming growth after the low output of the previous season, which had reached 31.5 million tons. Output for the 2009/10 season had recorded a drop of 3.19 million tons compared to the previous season, partly due to the scarce production in Russia and Argentina.

In Argentina, the 2010/2011 season would reach 3.4 million tons, an increase close to 48% compared to the 2009/2010 season.

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Beef Cattle

According to the FAO, despite the improved global economic situation, prospects for beef cattle production in 2010 continue to be low due to the relatively high prices of food products. The expansion of production in Brazil and India is expected to be offset by decreases in most of the other large producers who have reduced herds. Provisional estimates point to a stagnation in world production, that would reach 64.9 million tons in 2010 compared to 64.7 million tons in 2009.

On the other hand, Argentina’s beef cattle stock is significantly lower when compared to historical levels. 2010 production is expected to close at low levels, especially as compared to 2009, which implied the impairment of herds due to drought conditions. Although live weight prices have improved, it will take some time before the market balances, in view of the scarce supply.

Milk

According to the FAO’s “Food Outlook” for June, world production of milk would reach 712 million tons in 2010, an increase of 2% from last year. Production is expected to increase above 3% in developing countries and to remain steady in developed countries, as well as in the major milk exporting countries.

World demand is expected to rise during this decade as a result of higher consumption in Russia, India and Asia. In these regions, consumption of dairy products increases hand in hand with rises in the population’s income. Therefore, the development of the economic crisis will be a key factor in predicting the trend in world demand and consequently, in prices, according to the United Kingdom’s Dairy Council.

In Argentina, production is expected to increase 2% in 2010. Favorable rainfall conditions allowed to store food products in silos and the ratio between the price of milk and the cost of grains is satisfactory.

(1):	Sources: Secretary of Agriculture, Livestock, Fisheries and Food of the Republic of Argentina, United States Department of Agriculture, Inter-American Institute for Cooperation on Agriculture, Márgenes Agropecuarios, Food and Agriculture Organization of the United Nations and company information.

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BUSINESS DESCRIPTION

Our Company

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), as well as in other Latin American countries. We are currently involved in several activities including crop production, beef cattle raising and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange “BCBA”) and the NASDAQ.

As of June 30, 2010, we owned 24 farms with approximately 473,368 hectares. Approximately 42,008 hectares of the land we own are used for crop production, approximately 93,222 hectares are for beef cattle production, 100,911 hectares are for sheep production, 4,900 hectares are for milk production and approximately 3,222 hectares are leased from third parties for crop and cattle beef production. The remaining 229,105 hectares of land reserve are primarily natural woodlands. In addition, through our subsidiary Agropecuaria Anta S.A. we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2009 ended on June 30, 2010, we leased 42,696 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

During the fiscal years ended June 30, 2009 and 2010, we had consolidated sales of Ps. Ps.1,254.7 million and Ps.1,664.6 million, production income of Ps.172.5 million and Ps.217.7 million and consolidated net income of Ps.124.6 million and Ps.185.4 million, respectively. During the fiscal years ended June 30, 2009 and June 30, 2010, our total consolidated assets increased 14.4% from Ps.5,976.1 million to Ps.6,837.9 million, and our consolidated shareholders’ equity increased 8.6% from Ps.1,812.9 million to Ps.1,968.2 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	Uses of land (12)
	Fiscal Year ended June 30,
	2006 (1) (7)	2007 (1) (7) (8)	2008 (1) (7) (8) (9)	2009 (1) (7) (8) (9) (10)	2010 (1) (7) (8) (9) (10) (11)
	(in hectares)
Crops (2)	41,283	53,579	63,900	115,411	104,627
Beef Cattle (3)	129,946	114,097	123,935	128,859	105,857
Milk	1,698	2,609	4,320	4,334	4,900
Sheep	—	90,000	90,000	100,911	100,911
Natural woodlands (4)	418,477	393,677	383,573	356,796	343,153
Own farmlands leased to others	14,229	13,771	8,467	8,317	11,049

Total (5)	605,633	667,733	674,195	714,628	670,497

(1)	Includes 35.723% of approximately 8,299 hectares owned by AgroUranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)	During fiscal year 2005, 16,299 hectares were leased for agricultural production. As of June 30, 2006, farmlands were leased in which 17,004 hectares were assigned to agricultural production and 32,647 to beef cattle production (including the “Ñacurutú” farm). As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production. As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 were leased for beef cattle production. . As of June 30, 2010, 42,696 hectares were leased for agricultural production and 12,635 for beef cattle production.

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(6)	Includes 977 hectares of “San Enrique” farm and 30,350 hectares of “Ñacurutú” farm, sold in fiscal year 2005.
(7)	Includes 6,022 hectares of “San Pedro” farm purchased on September 1, 2005 and approximately 162,000 hectares through our 99.99% interest in Agropecuaria Anta S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. Does not include 5,727 hectares of “El Gualicho” farm sold on July 25, 2005.
(8)	Does not include 20,833 hectares of “Tapenagá” farm, 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm, which were sold in fiscal year 2007. Includes 24% of 170 hectares owned by Cactus Argentina S.A.
(9)	Does not include 4,974 hectares of “Los Pozos” farm and 2,430 hectares of “La Esmeralda” farm, which were sold in fiscal year 2008.
(10)	Includes 12,166 hectares of “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 45,578 hectares of “Jerovia” farm located in the Department of Boquerón, Paraguay, owned by Cresca S.A. through our equity interest in Agrology S.A. Does not include 1,658 hectares of “Los Pozos” farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus Argentina S.A. Does not include rental for 1,829 hectares of El Recreo.
(11)	Does not include 12,701 hectares of the Talj Sumaj farm, sold on December 17, 2009.
(12)	Does not include BrasilAgro.

We are also directly engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including the development of residential properties, the development, acquisition and exploitation of office buildings for rental, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

In September 2005, we, together with other Brazilian partners, founded BrasilAgro, a company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2010, we owned 23.24% of the outstanding common shares of BrasilAgro.1

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange. During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

During 1993 and 1994, Consultores Assets Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Assets Management (including Dolphin Fund plc.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1997, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. In March 2008, we concluded the capital increase for 180 million shares, in which 100% of the shares offered were subscribed locally and internationally.

As of June 30, 2010, we had invested approximately Ps.815.9 million to acquire 57.49% of the outstanding common shares of IRSA. Between December 2007 and June 30, 2010, we acquired 133,293,724 shares of IRSA, increasing our interest to 57.49% at the closing of fiscal year 2009. As from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA’s.

1	For further information on our interest, see “INTERNATIONAL EXPANSION – BrasilAgro Companhia Brasileira de Propriedades Agrícolas”, on page 44.

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Our Principal Business Activities

During the fiscal year ended June 30, 2010, we conducted our operations on 24 owned farms and 68 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Production of Primary Agricultural Products (5)
	Fiscal Year ended June 30,
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)
Crops (2)	106,867	175,455	198,146	237,031	322,616
Beef Cattle (3)	9,803	9,913	8,786	7,112	3,153
Milk (4)	14,588	16,663	20,825	20,898	21,690

(1)	Does not include production from AgroUranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.
(4)	Production measured in thousands of liters.
(5)	Does not include BrasilAgro.

	Stock as of 06/30/2009 (1)	Fiscal Year 2010 Production (1)	Fiscal Year 2010 Sales (1)	Stock as of 06/30/2010 (1)
Product	In tons	In tons	In tons	In tons
Wheat	4,002	11,636	8,815	5,466
Corn	36,517	127,060	112,482	40,034
Sunflower	8,648	7,641	14,898	1,083
Soybean	25,497	126,956	83,641	40,501
Milk	—	21,690	21,276	—
Beef	28,125	3,153	8,803	23,398

(1)	Does not include BrasilAgro.

The following chart shows, for fiscal year 2010, the surface area in operation in 2010 for each line of business:

•	Does not include AgroUranga S.A. (35.72% over 8,299 hectares) or BrasilAgro.

•

Includes 883, 2,969, 3,748 and 4,566 hectares of the San Cayetano, San Rafael, La Fon Fon and Las Londras farms, respectively, located in Santa Cruz, Bolivia and 22,789 hectares of the “Jerovia” farm located in the Department of Boquerón, Republic of Paraguay.

•	The farms under a concession scheme reflect the surface area in proportion to our 99.99% interest in Agropecuaria Anta S.A.

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The following chart illustrates, for the fiscal year ended on June 30, 2010, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

•	Does not include AgroUranga S.A. (35.72% over 8,299 hectares) or BrasilAgro.

•

Includes 883, 2,969, 3,748 and 4,566 hectares of the San Cayetano, San Rafael, La Fon Fon and Las Londras farms, respectively, located in Santa Cruz, Bolivia and 22,939 hectares of the “Jerovia” farm located in the Department of Boquerón, Republic of Paraguay.

•	The farms under concession reflect the surface area in proportion to our 99.99% interest in Agropecuaria Anta S.A.

•	Does not include hectares owned or under concession that were assigned to third parties under lease agreements.

Crop Production

Our crop production is mainly based on grains and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

The following table shows, for the fiscal years indicated, our crop production volumes:

	Crop Production
	Fiscal Year ended June 30,
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)
	(in tons)
Wheat	21,788	16,651	21,583	21,375	11,636
Corn	31,558	80,728	94,021	110,149	127,060
Sunflower	7,300	6,797	9,283	13,030	7,641
Soybean	42,797	61,283	59,479	76,893	126,956
Others	3,424	9,996	13,780	15,584	49,323
Total	106,867	175,455	198,146	237,031	322,616

(1)	Does not include production from AgroUranga S.A. or BrasilAgro.

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The following table shows the sown surface area assigned to crop production, classified into owned, under lease and under concession for the fiscal years indicated below:

	Sown Land for Crop Production (1) (4)
	Fiscal Year ended June 30,
	2006(2)	2007(2)	2008(2) (3)	2009(2) (3)	2010(2) (3)
	(in hectares)
Owned	24,279	27,047	29,640	47,729	51,115
Leased	17,004	25,307	30,449	59,615	42,696
Under concession	—	1,225	3,811	8,067	10,816
Total	41,283	53,579	63,900	115,411	104,627

(1)	Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same season and therefore are counted twice.
(2)	Includes hectares from AgroUranga S.A.
(3)	Includes hectares from Agropecuaria Anta.
(4)	Does not include BrasilAgro.

The following table shows the hectares sown and tons harvested for the fiscal years indicated below:

	Fiscal Year ended on June 30,
	2009(1)		2010(1)
	Hectares sown	Production(2)	Hectares sown	Production (2)
Wheat	8,611	21,375	4,109	11,636
Corn	26,992	110,149	28,128	127,060
Sunflower	9,722	13,030	6,993	7,641
Soybean	57,933	76,893	55,460	126,956
Others	7,610	15,584	6,270	49,323

Total	110,868	237,031	100,960	322,616

(1)	Does not include hectares from AgroUranga S.A. nor BrasilAgro.
(2)	Production measured in tons.

As of June 30, 2010, our crop stocks consisted in 5,466 tons of wheat, 40,034 tons of corn, 40,501 tons of soybean, 3,074 of sorghum and 1,083 tons of sunflower; whereas as of June 30, 2009 such stocks consisted in 4,002 tons of wheat, 36,517 tons of corn, 25,497 tons of soybean, 3,486 tons of sorghum and 8,648 tons of sunflower. As of June 30, 2010, the surface area of leased land was 40% of the total sown land.

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions to permit us to be able to sow a diversified range of products. Our leased land for crops is mostly located in Pampa region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The

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principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but permit us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

In order to increase our production yields, we use, besides state-of-the-art technology, labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality. In this way, we work jointly with our suppliers to achieve the best management of inputs, water and soil.

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially wheat and sunflower seeds, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2010, our beef cattle aggregated 71,238 heads, and we had a total surface area of 93,140 hectares dedicated to this business activity.

During the fiscal year ended June 30, 2010, our beef cattle activities generated sales of Ps.39.3 million, representing 12% of our consolidated sales, and our production was 5,659 tons, a decrease of 20.4% compared to the previous fiscal year. The decrease in production and sales volume was primarily due to the fact that less heads of cattle were sent to the feedlot, which delayed the fattening process. In addition, it should be noted that the scarce rainfall in certain producing areas forced us to relocate livestock in some cases, which resulted in alterations in the cattle fattening process.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Fiscal Year ended June 30,
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)
	(in tons)
Beef cattle production(2)	9,803	9,913	8,786	7,112	5,659

(1)	Does not include production from AgroUranga S.A.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands, where conditions are adequate for initial fattening. For fattening above 360 kg, cattle are fattened until they reach 430 kg in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

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Our cattle breeding activities are carried out with breeding cows and bulls and our fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kg and 280–295 kg, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. Reproductive indicators improved thanks to the implementation of technologies, which have included handling techniques and females artificial insemination with cattle genetics especially selected for the stock which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who are external to us and visit each establishment monthly to control and agree tasks.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Our beef cattle stock is organized into breeding and fattening activities. The following table shows, for the periods indicated, the number of head of beef cattle for each activity:

	Head of Beef Cattle (1)
	Fiscal Year ended June 30,
	2006(2)	2007(2)	2008(2)	2009(2)	2010(2)
Breeding	63,015	62,181	57,999	59,283	61,859
Fattening	17,654	21,546	22,359	28,520	9,379

Total	80,669	83,727	80,358	87,803	71,238

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)	Does not include heads of beef cattle from AgroUranga S.A.

We seek to improve beef cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improvement of our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD.

Direct costs of beef production consist primarily of seeds for pasture (for instance, gatton panic, oats and barley) and crops for feeding and dietary supplementation purposes and animal health costs, among others.

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Milk Production

As of June 30, 2010 we conducted our milk business in three dairy facilities located in two farms, “La Juanita” and “El Tigre”. We have a total capacity of 3,800 cows in milking per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farms.

After the fiscal year’s closing date, on September 3, 2010, we signed the title deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires.

Within the process of de-commoditization and technological innovation, we implemented an identification and tracing system in compliance with European and SENASA standards, with the purpose of distinguishing our production and obtaining higher prices in production sales.

As of June 30, 2010, the three dairy farms had obtained the Global Gap and HACCP certification.

Our milk production is based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days being fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day subsequent period. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.

Our dairy herd is milked mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade to preserve quality and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs.

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The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	Milk Production
	Fiscal Year ended June 30,
	2006(1) (2)	2007(1) (2)	2008(1) (2)	2009(1) (2)	2010(1) (2)
Average dairy cows	2,410	2,677	3,174	3,286	3,297
Dairy production (daily liters per cow)	16.5	17.1	18.0	17.4	18.0
Total production (thousands of liters)	14,588	16,663	20,825	20,898	21,690

(1)	Does not include production from AgroUranga S.A.
(2)	Includes production of “El Tigre” dairy farm as from March 1, 2005.

At the closing of fiscal year 2009, we had 7,634 heads of cattle on 4,106 hectares involved in the production of milk. As of June 30, 2010, we had 8,250 heads of cattle on 4,637 hectares to milk production.

Farms

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large surfaces of land with high appreciation potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying state-of-the-art technology to improve farming yields so as to generate higher appreciation.

In our view, the sector’s potential lies in developing marginal areas and/or underutilized areas. As a result of current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (U.S. and Europe). Our financial strength relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

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In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. The transaction was agreed for a price of US$ 3.0 million, of which the amount of US$ 1.2 million was paid on that date.

On December 13, 2008, the Company was formally recognized as principal of the transaction; the balance of US$ 1.8 million will be paid by the Company upon execution of the title deed.

On September 5, 2008, we signed the title deed for the purchase of 10,910 hectares of “Estancia Carmen” farm located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, that was paid in full.

On July 28, 2008, we signed a bill of purchase for 4,566 hectares of “Las Londras” farm located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 11.4 million, of which US$ 1.1 million were paid on the date of execution of the bill of purchase, and US$ 3.8 million were paid on January 22, 2009, the date on which the bill of purchase was cast into public deed. The balance, as of the date of these financial statements, will be paid without interest within 24 months of the above mentioned date. A mortgage was set up on behalf of the sellers to guarantee the payment of the purchase price balance, effective until the date of the last payment.

On July 28, 2008, we signed a bill of purchase for 883 and 2,969 hectares of “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 8.8 million, of which US$ 0.9 million were paid on the date of execution of the bill of purchase, and US$ 2.9 million were paid on November 19, 2008, the date on which the bill of purchase was cast into public deed. The balance, as of the date of these financial statements, will be paid without interest within 24 months of the above mentioned date. A mortgage was set up on behalf of the sellers to guarantee the payment of the purchase price balance, effective until the date of the last payment.

On July 28, 2008, we signed a bill of purchase for 3,748 hectares of “La Fon Fon” farm, located in the Province of Obispo Santiesteban, Republic of Bolivia. The transaction was agreed for a price of US$ 8.6 million, of which US$ 1.4 million were paid on the date of execution of the bill of purchase, and US$ 2.3 million were paid on November 19, 2008, the date on which the bill of purchase was cast into public deed. The balance, as of the date of these financial statements, will be paid without interest within 24 months of the above mentioned date. A mortgage was set up on behalf of the sellers to guarantee the payment of the purchase price balance, effective until the date of the last payment.

Following our expansion strategy at international level, during September 2008, we signed a bill of purchase for a 50% interest in 41,931 hectares located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009.

On March 19, 2010, in connection with the option previously exercised with respect to the property, Cresca S.A. required Carlos Casado S.A. to transfer to it 3,614 hectares. As agreed in the Option Agreement, Cresca S.A. shall pay Carlos Casado S.A. US$ 350 per hectare, i.e., US$ 1.3 million, as

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follows: US$ 0.32 million were paid on March 23, 2010; US$ 0.47 million shall be paid on December 1, 2010, and US$ 0.47 million shall be paid on March 1, 2011.

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions for each of the last thirteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
1998 (1)	8	31.5
1999	—	—
2000	—	—
2001	—	—
2002	—	—
2003 (2)	1	25.0
2004	—	—
2005 (3)	2	9.3
2006 (4)	1	45.9
2007 (5)	1	7.3
2008 (6)	2	4.5
2009 (7)	7	133.2
2010 (8)	—	5.0

(1)	Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara” and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.
(2)	Includes the acquisition of “El Tigre” farm of 8,360 hectares.
(3)	Includes the acquisition of “La Adela” and “El Invierno” farms of 72 hectares and 1,946 hectares, respectively.
(4)	Includes the acquisition of “San Pedro” farm of 6,022 hectares.
(5)	Includes the acquisition of “8 de Julio” farm of 90,000 hectares.
(6)	Includes the acquisition of the remaining 25% of “La Adela” farm of 18 hectares and 80% of “La Esperanza” farm of 980 hectares.
(7)	Includes the acquisition of “Estancia Carmen”, “Puertas de Luján”, “Las Londras”, “San Cayetano”, “San Rafael”, and “La Fon Fon” farms and 50% of “Jerovia” farm, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.
(8)	Includes exercise of the option over 50% of the “Jerovía” farm of 3,646 hectares.

Land Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

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The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the thirteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit/(Loss) (1) (Ps. million)
1998 (2)	1	6.8	4.1
1999 (3)	2	27.8	9.4
2000	—	—	—
2001 (4)	2	9.0	3.0
2002 (5)	3	40.6	14.8
2003 (6)	2	12.0	4.9
2004 (7)	2	4.1	1.7
2005 (8)	2	29.8	20.0
2006 (9)	1	16.1	9.9
2007 (10)	3	29.9	22.3
2008 (11)	2	23.0	20.0
2009 (12)	2	2.0	1.9
2010 (13)	1	18.6	13.7

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)	Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farms.
(3)	Includes the sale of “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.
(4)	Includes the sale of “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.
(5)	Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(6)	Includes the sale of “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.
(7)	Includes the sale of “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(8)	Includes the sale of “Ñacurutú” and “San Enrique” farms of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.
(9)	Includes the sale of “El Gualicho” farm of 5,727 hectares.
(10)	Includes the sale of 20,833 hectares of “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm.
(11)	Includes the partial sale of 4,974 hectares of “Los Pozos” farm and the partial sale of 2,430 hectares of “La Esmeralda” farm.
(12)	Includes the partial sale of 1,658 hectares of “Los Pozos” farm and the partial sale of 1,829 hectares of “El Recreo” farm.
(13)	Includes the sale of 12,071 hectares of “Tali Sumaj”.

On July 24, 2008, we signed the deed of sale for two parcels of “El Recreo” farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million, of which US$ 0.12 million were paid. The balance of US$ 0.24 million will be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The gain from this transaction was recognized during the last fiscal year as established in point 5.11.2 of Technical Resolution No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On April 7, 2009, we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of US$ 0.5 million, that was collected in full as of the date of these financial statements.

On December 17, 2009, we signed a preliminary agreement for the sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of

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US$ 4.8 million. US$ 500,000 have been already collected, whereas the balance was payable on April 15, 2010. The deed of sale would become effective if before April 15, 2010 the preliminary attachment levied in the matter of “EXAGRIND S.A.- Estancia San Rafael v. Tali Sumaj et al, on Damages” was released.

On April 14, 2010 the parties agreed to extend the closing date of the deed of sale and collection of the transaction price balance to May 17, 2010, conditioned upon the final release of the preliminary attachment mentioned above.

On May 28, 2010 possession of the property was surrendered as the full price had been previously received, and the execution of the deed of sale remained pending for reasons not attributable to the Company.

In addition, Cresud promised to take all actions available to it so as to obtain the release and/or the replacement of the attachment, and undertook to perform all obligations that might arise if an adverse judgment was entered against it and to bear all legal costs and further procedural expenses resulting from the entry of a final and conclusive judgment in the case. To such end, Cresud delivered a performance bond for the benefit of the purchaser as security for its obligations.

After the closing date of this fiscal year, on September 3, 2010, we signed the title deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of US$ 18 million, out of which US$ 4.5 million have been already paid and the amount of US$ 12.5 million will be payable upon execution of the title deed, at which time possession will be surrendered. The balance of US$ 1 million will be payable on January 10, 2011. A first ranking mortgage has been set up for our benefit as security for payment of such balance. The sale resulted in a gain of approximately Ps.49.6 million, which will be reflected in the quarterly financial statements as of September 30, 2010.

Farmland Portfolio

As of June 30, 2010, we owned, together with our subsidiaries, 24 farms, with a total surface area of 473,368 hectares.

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The following table sets forth our farm portfolio as of June 30, 2010:

	Use of Farms Owned and under Concession as of June 30, 2010
	Locality	Province	Date of Acquisition	Gross Size (in hectares)	Main Business	Beef Cattle (hectares)	Sheep (hectares)	Milk (hectares)	Agriculture (hectares)
LA ADELA	Lujan	Buenos Aires	Original	1,054	Agriculture	37			1,086
LA JUANITA	Trenque Lauquen	Buenos Aires	Jan ´96	4,302	Agriculture/ Milk			2,231	1,434
EL RECREO	Recreo	Catamarca	May ´95	12,395	Natural woodlands
LOS POZOS	JV Gonzalez	Salta	May ´95	240,858	Beef cattle/ Agriculture/ Natural woodlands	50,000			3,231
SAN NICOLAS (2)	Rosario	Santa Fe	May ´97	1,431	Agriculture				2,307
LAS PLAYAS (2)	Idiazabal	Cordoba	May ´97	1,534	Agriculture/ Milk			263	1,359
LA GRAMILLA/SANTA BARBARA	Merlo	San Luis	Nov. ´97	7,052	Agriculture Under irrigation				2,428
LA SUIZA	Villa Angela	Chaco	Jun. ´98	41,993	Agriculture/ Beef cattle	39,076			2,917
LA ESMERALDA (5)	Ceres	Santa Fe	Jun. ´98	9,370	Agriculture/ Beef cattle	4,027			5,295
EL TIGRE	Trenel	La Pampa	Apr. ´03	8,365	Agriculture/ Milk			2,406	4,985
EL INVIERNO	Rancul	La Pampa	Jun. ´05	1,946	Agriculture				2,127
SAN PEDRO	Concepción de Uruguay	Entre Rios	Sep. ´05	6,022	Agriculture				4,999
8 DE JULIO/ESTANCIA CARMEN	Puerto Deseado	Santa Cruz	May. ´07/ Sep. ´08	100,911	Sheep		100,911
CACTUS ARGENTINA (1)	Villa Mercedes	San Luis	Dec. ´97	82	Feedlot	82
LAS VERTIENTES	Las Vertientes	Cordoba	-	4	Silo
LA ESPERANZA	Rancul	La Pampa	Mar. ´08	980	Agriculture				334
PUERTAS DE LUJAN	Lujan	Buenos Aires	Dec. ´08	115	Other
LAS LONDRAS/SAN CAYETANO/SAN RAFAEL/LA FON FON	Santa Cruz	Bolivia	Jan. ´09/ Nov. ´08	12,166	Agriculture				17,196
JEROVIA (3)	Mariscal Estigarribia	Paraguay	Feb. ´09	22,789	Agriculture/Natural woodlands				1,417

SUBTOTAL - OWN FARMS				473,368		93,222	100,911	4,900	51,114

AGROPECUARIA ANTA SA (4)	Las Lajitas	Salta	—	132,000					10,816

SUBTOTAL - FARMS UNDER CONCESSION				132,000					10,816
TOTAL				605,368		93,222	100,911	4,900	61,930

(1)	Hectares in proportion to our 48.0% interest in Cactus Argentina S.A.
(2)	Hectares in proportion to our 35.723% interest in AgroUranga S.A.
(3)	Hectares in proportion to our 50.0% interest in Cresca S.A. through Agrology S.A.
(4)	Hectares under concession. Includes 7,136 hectares operated by third parties.
(5)	1,900 hectares operated by third parties.

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy facility was closed down, and its total surface area is now used for crop production. During the fiscal year ended June 30, 2010, 1,086 hectares were used for

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wheat, corn and soybean crops for high-yielding grain production. Between March 2005 and December 2007 we bought an additional 72 hectares which were added to the existing 982 hectares.

La Juanita. The “La Juanita” farm, located 440 kilometers southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2010, 4,021 heads of cattle were grazing in 2,231 hectares of sown and natural pastures, and 1,434 hectares were used for crop production. This farm produced 11.9 million liters of milk during the fiscal year ended June 30, 2010, with an average of 1,643 dairy cows being milked and 17.5 liters per cow per day.

After the closing date of this fiscal year, on September 3, 2010, we executed the deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of US$ 18 million, payable as follows: (i) the sum of Four Million Five Hundred Thousand U.S. Dollars (US$ 4,500,000) was paid upon execution of the preliminary sales agreement; (ii) the sum of Twelve Million Five Hundred Thousand U.S. Dollars (US$ 12,500,000) was paid upon execution of the title deed, and the balance, i.e. the sum of One Million U.S. Dollars (US$ 1,000,000) will be paid to us on January 10, 2011. A first ranking mortgage has been set up for our benefit as security for payment of such balance. The sale resulted in a gain of approximately Ps.49.6 million, which will be reflected in the quarterly financial statements as of September 30, 2010.

El Recreo. Weather conditions in “El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, and acquired in May 1995, are similar to those in “Tali Sumaj” farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

On August 28, 2006, we signed a bill of sale for 1,800 hectares of “El Recreo” farm in the amount of US$ 0.15 million. As advance payment we have received US$ 0.05 million. This sale has not been recorded in our financial statements as title to the land has not yet been transferred.

On January 19, 2007, we signed a bill of sale for 50 hectares of “El Recreo” farm owned by us and Arcor Sociedad Anónima Industrial y Comercial in the amount of Ps.0.7 million. The purchase price has been fully paid to us.

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million was paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The final installment was paid on July 29, 2010.

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and charcoal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2010, we used 3,231 hectares in agricultural production. We completed the development of tropical pastures in approximately 50,000 hectares. As of June 30, 2010, there were 52,263 heads of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 332 kg. On June 5, 2007 we signed the deed of sale for a parcel of 14,516 hectares of “Los Pozos” farm for a price of US$ 2.2 million, which has been received. The sale generated a gain of US$ 2.0 million. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate sales price was US$ 1.1 million, which has been fully collected. The sale generated a gain of approximately US$ 1.0 million. On April 7, 2009, we signed the deed of sale for 1,658 hectares of our farm. The transaction was agreed for a price of US$ 0.5 million, that was collected in full as of the date of these financial statements.

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San Nicolás. “San Nicolás” is a 4,005 hectares farm owned by AgroUranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2010, approximately 6,458 hectares were in use for agricultural production, including double crops. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The “Las Playas” farm has a surface area of 4,294 hectares and is owned by AgroUranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2010, the farm had 736 hectares of pasture used for milk production and a sown surface area, including double crops, of 3,804 hectares for grain production.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the 2009/2010 farm season, a total of 2,428 hectares were sown, 625 hectares of which sown under contractual arrangement with seed producers, and we leased, in turn, 1,967 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza. The “La Suiza” farm has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2010, “La Suiza” had a stock of approximately 14,275 heads of cattle. During the 2009/10 season, we used 2,917 hectares for growing cotton, corn, soybean and sorghum.

La Esmeralda. The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2009/2010 farm season, we used a total area of 5,295 hectares, including double crops, for production of corn, sunflower and sorghum. As of June 30, 2010, “La Esmeralda” had 3,926 heads of cattle on 4,027 hectares. Our objective is to enhance its cattle raising efficiency, maintaining the bull breeding business, and increase its surface area assigned to agriculture. On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430-hectare parcel of this farm. The aggregate sales price was US$ 6.2 million that has been collected in full. The sale generated a gain of approximately US$ 5.3 million.

El Tigre. The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,365 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2010, 4,985 hectares were assigned to crop production. This farm produced 12.6 million liters of milk in the fiscal year ended June 30, 2010, with an average of 1,654 cows being milked and an average daily production of 18.5 liters per cow.

El Invierno. The “El Invierno” farm was acquired on June 24, 2005 and has a surface area of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2010, we used the land exclusively for crop production and planted 2,124 hectares, including double crops.

San Pedro. The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2009/2010 farm season, 4,999 hectares were used for agricultural production, including double crops, and 1,143 hectares were leased to third parties for livestock activities.

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8 de Julio and Estancia Carmen. The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface area of 10.911 hectares. It is located in the Province of Santa Cruz, next to our “8 de Julio” farm, and as the latter, it has excellent potential for sheep production. As of June 30, 2010, these farms had a stock of 11,093 sheep.

Cactus. The feedlot has a surface area of 170 hectares and is owned by Cactus Argentina S.A. It is located in Villa Mercedes, Province of San Luis. Cactus was a joint venture between us, Cactus Feeders Inc., one of the largest feedlot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feedlot began to operate in September 1999. On June 30, 2009, Cactus Feeders Inc. sold its equity interest in Cactus Argentina S.A.

Las Vertientes. The “Las Vertientes” storage facility has a surface area of 4 hectares and 10,000 tons capacity, and is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza. On April 22 and 23, 2008, we signed deeds for the purchase of 80% of the 980 hectares of “La Esperanza” farm located in the Province of La Pampa. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2010, we used this farm solely for crop production.

Puertas de Luján. On May 30, 2008, IRSA Inversiones y Representaciones Sociedad Anónima signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. On December 13, 2008, the Company was formally recognized as principal of the transaction.

Las Londras. On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2009/2010 farm season it was used for crop production.

San Cayetano. On November 19, 2008, the bill of purchase for “San Cayetano” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 883 hectares, which were used for crop production during the 2009/2010 farm season.

San Rafael. On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2009/2010 farm season.

La Fon Fon. On November 19, 2008, the bill of purchase for “La Fon Fon” farm was cast into public deed; it has a surface area of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During the 2009/2010 farm season it was used for crop production.

Jerovia. Agrology owns 50% of “Jerovia” farm, located in Mariscal José Félix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface area of 45,578 hectares. During the 2009/10 season 2,834 hectares were used for agriculture.

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Lease of Farms

We conduct our business on owned and leased land. Rental payments increase our production costs, as the amounts paid as rent are accounted for as operating expenses. As a result, production costs per hectare of leased land are higher than for the land owned by us.

Our land leasing policy is designed to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. On the other hand, our leasing strategy provides us with an added level of flexibility in the share of each of our products in total production, providing for greater diversification.

The initial duration of lease agreements is typically one crop season. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2010, we leased from third parties a total of 68 fields, covering 55,331 hectares, of which 42,696 hectares were assigned to farming production, including double crops, and 12,635 hectares to cattle. The properties for agricultural production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the number of hectares of leased land used for each of our principal production activities:

	Fiscal Year ended June 30,
	2008 Leased	2009 Leased	2010 Leased
Crops	30,449	59,615	42,696
Beef Cattle	32,895	32,795	12,635
Milk	—	—	—

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins.

Silos

As of June 30, 2010, we had storage capacity of approximately 15,341 tons (including 35.723% over 14,950 tons available at AgroUranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	Storage capacity
	Fiscal year ended on June 30,
	2006	2007	2008	2009	2010
	(in tons)
Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341

Total	15,341	15,341	15,341	15,341	15,341

(1)	Owned by us through AgroUranga S.A. (which represents 35.723% of capacity).

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Land Management

In contrast to traditional Argentine farms, run by families, we centralize policy making in an Executive Committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The Executive Committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of preservation techniques (including exploitation by no till sowing) frequently allows us to improve farm performance.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and increase the value of the property. It may be the case that upon acquisition, a given extension of the property is under-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Principal Markets

Crops

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Beef Cattle

Our beef cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the beef cattle market in Argentina are basically fixed by local supply and demand. The Liniers Market (on the outskirts of the Province of Buenos Aires) provides a standard in price formation for the rest of the domestic market. In this market live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2008, 2009 and 2010 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

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Customers

For the fiscal year 2010 our sales were Ps.234.0 million and were made to approximately 135 customers. Sales to our ten largest customers represented approximately 74% of our net sales during the fiscal year 2009 and approximately 74% for the fiscal year ended June 30, 2010. Of these customers, our biggest three customers, Cargill S.A., Molinos Río de la Plata S.A. and Mastellone Hnos. S.A. represented, in the aggregate, approximately 48% of our net sales, while the remaining seven customers in the aggregate represented approximately 26% of our net sales in fiscal year 2010. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 85% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires (Buenos Aires Grains Exchange) and 15% in the Chicago Board of Trade for hedging purposes.

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags.

Beef Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Arre Beef S.A., Quickfood S.A., Finexcor S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Madelan S.A., Exportaciones Agroindustriales S.A., Jumbo Retail Argentina S.A., Frigorífico Bermejo S.A. and Frigorífico Amancay S.A., at prices based on the price at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Raw Materials

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-season sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. We are one of Argentina’s leading producers. However, if we compare the percentage of our production to the country’s total figures, our production would appear as extremely low, since the agricultural market is highly atomized. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

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Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

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DEVELOPMENT OF MARGINAL AREAS

We consider that there is great potential in the development of marginal areas where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2010, we owned land reserves extending over more than 229,105 hectares that were purchased at very attractive prices. In addition, we have a concession over 114,048 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes. In Salta and Paraguay we allocated almost 17,000 hectares to agricultural production in the past year, which we expect to increase to approximately 27,000 in the next season. In addition, in those areas we expect to develop 15,000 additional hectares that will be put into operation as from 2012.

During fiscal year 2010, we continued with the development of our “Los Pozos” farm located in the Province of Salta. As of June 30, 2009, the number of hectares of sown pastures totaled approximately 62,000, 50,000 of which were available for beef cattle production. During fiscal year 2010, 3,231 hectares were used for agricultural production. which we expect to increase to 7,500 in the next season. In addition, we seek to develop a further 4,800 hectares intended for agriculture and 7,000 additional hectares intended for beef cattle to be put into production in 2012.

Furthermore, during fiscal year 2010 we continued with the development of Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.), reaching 10,816 hectares devoted to our own production and 7,136 hectares leased to third parties. For the next fiscal year, we intend to use 13,400 hectares for agriculture and to maintain the same number of hectares leased to third parties, and we expect to develop 4,800 additional hectares to be put into production in 2012.

In connection with our business in Paraguay, during fiscal year 2010 Cresca S.A. made progress in the development of its farms, planting 2,834 hectares and developing another 3,000. For the next fiscal year, Cresca plans to continue to develop new hectares for crop production and intensive cattle breeding in its farms located in Paraguay, where it seeks to put into operation 3,000 additional hectares that had been already developed in the last fiscal year, and to develop a further 6,000 hectares intended to become operational in 2012.

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INTERNATIONAL EXPANSION

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

BrasilAgro was created in September 2005 in order to replicate our business in Brazil. BrasilAgro is engaged mainly in four business segments: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities, (iv) livestock.

We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro Llc, Agro Investments S.A. and Agro Managers S.A.

Cape Town Llc is a limited company incorporated under the laws of the State of Delaware, wholly owned by Mr. Elie Horn, the controlling shareholder and chief executive officer of Cyrela Brazil Realty, S.A. Empreendimentos e Participações. Tarpon Investimentos S.A. is an independent Brazilian asset manager engaged in the management of mutual funds focusing primarily on Brazilian equities. Tarpon Agro Llc is a company incorporated in the United States of America under the laws of the State of Delaware, and is owned by Tarpon Investimentos S.A.’s shareholders and certain of its affiliates.

Part of the knowledge and experience required to implement BrasilAgro’s proposed business plan will be initially provided pursuant to a consulting agreement with Paraná Consultora do Investimentos S.A., a special purpose advisory company, 50% owned by Tarpon BR, 37.5% owned by Consultores Assets Management, a company controlled by Mr. Eduardo Elsztain, and 12.5% owned by Mr. Alejandro Elsztain. Tarpon BR is a joint venture between Tarpon and Mr. Elie Horn.

We entered into a shareholder agreement with Tarpon Investimentos S.A. and Tarpon Agro Llc stipulating, among other things, that both parties will have a joint vote at shareholders’ meetings and that both parties will have a preemptive right to acquire shares of the other party.

BrasilAgro’s board of directors is composed of nine members. We, as founder of BrasilAgro, appointed three members. Tarpon and Cape Town appointed three more members and, in addition, BrasilAgro has three independent directors.

On May 2, 2006, BrasilAgro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was Reais 532 million, equivalent to 532,000 book-entry common shares at a price of Reais 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Banco de Investimentos Credit Suisse (Brazil) S.A. had another option to increase it by 15% (Green shoe). Given the high demand shown by the placement, both BrasilAgro and Banco de Investimentos Credit Suisse (Brazil) S.A. exercised such options increasing the placement up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed and paid in.

In addition to the funds we originally contributed, we purchased shares in the offering for Reais 42.4 million (approximately US$ 20.6 million). Following such contribution we held a total amount of 42,705 shares, equivalent to 7.4% of BrasilAgro’s capital stock.

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On October 31, 2007, BrasilAgro carried out a 1-for-100 share split approved at the Special Shareholders’ Meeting held on March 15, 2007 and ratified at the Annual Shareholders’ Meeting held on October 29, 2007. Following this split, BrasilAgro’s capital stock was composed of 58,422,400 common shares.

During fiscal years 2008, 2009 and 2010, the Company acquired, respectively, 4,136,800, 2,776,000 and 2,395,400 shares of BrasilAgro. Due to this acquisition, we owned a 23.24% interest as of June 30, 2010.

When we founded BrasilAgro, we contributed Ps.63.1 million in cash in exchange for shares and 10,490,200 warrants to purchase additional BrasilAgro shares for 15 years and at the same price as was established in the initial public offering, Reais 10, adjusted by the Consumer Price Index Amplified, or IPCA. Should we decide to exercise such warrants, we might acquire, following the share split, 5,984,987 additional shares, thereby holding 26.79% of BrasilAgro’s diluted capital stock. All of these warrants may already be exercised.

In addition, we received, at no cost, a second series of warrants for a total of 10,490,200, which may only be exercised at our discretion in the event of a tender offer. The exercise price of these warrants shall be the same price as the price offered in any such tender offer by the acquirer of BrasilAgro. The second series of warrants matures in the year 2021.

On April 28, 2010 we entered into an agreement with TARPON AGRO LLC (“Tarpon”), whereby upon satisfaction of certain conditions Tarpon will transfer the following securities to Cresud for valuable consideration:

(a)	9,581,750 common shares issued by BrasilAgro (either in the form of shares or ADRs, the “Shares”), and

(b)	6,400,000 First Issue Warrants of BrasilAgro and 6,400,000 Second Issue Warrants of BrasilAgro.

Upon satisfaction of the conditions set forth in the agreement, effective transfer of the shares and warrants from Tarpon to Cresud shall occur within ten (10) days following the implementation of the ADR program that BrasilAgro has planned to launch.

The total price payable by Cresud to Tarpon will be R$131,419,876 (approximately US$ 76.1 million) payable within 180 days after the effective transfer of the above mentioned shares and warrants. If the price is paid within the agreed term, it shall not be subject to any monetary restatement whatsoever.

It should be noted that notwithstanding Tarpon’s withdrawal from the “BrasilAgro Project”, the shareholders Mr. Elie Horn and the representatives of the company Cape Town LLC have expressed their interest to remain in BrasilAgro together with Cresud.

On May 5, the directors resolved to launch the Level I ADR Program. The Program’s underlying securities will be the Company’s common shares, at a rate of 1 ADR per common share. The Bank of New York Mellon will act as issuer and/or depositary bank, whereas Itaú Unibanco S.A. will act as depositary bank.

As of June 30, 2010, BrasilAgro had 9 properties, with an aggregate surface area of 174,840 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

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Farm	Province	Date of Acquisition	Surface Area (en hectáreas)	Main business (Proyecto)	Cost of Acquisition (R$ MM)
Sao Pedro	Chapado do Céu (GO)	Sep-06	2,443	Sugar cane	R$	9.9
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06	32,375	Grains	R$	42.2
Jatobá (1)	Jaborandi (BA)	Mar-07	31,602	Grains and Cotton	R$	35.4
Alto Taquari	Alto Taquari (MT)	Aug-07	5,266	Sugar cane	R$	34.0
Araucária	Mineiros (GO)	Apr-07	9,682	Sugar cane	R$	70.5
Chaparral	Correntina (BA)	Nov-07	37,129	Beef cattle/Grains	R$	45.9
Nova Buriti	Januária (MG)	Dec-07	24,185	Forestry	R$	21.9
Preferencia	Barreiras (BA)	Sep-08	17,800	Beef cattle/Grains	R$	10.7
Horizontina	Tasso Fragoso (MA)	Mar-10	14,358	Grains	R$	37.0

Total			174,840		R$	307.5

Total owned by Brasil Agro (1)			171.680		R$	303.8

(1)	The Jatobá farm is owned by Jaborandi S.A., in which BrasilAgro holds a 90% interest

Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,443 hectares, Sao Pedro was bought for R$ 9.9 million. Its potential production area is 1,700 hectares. In this farm, BrasilAgro has harvested winter crops in a surface area of 594 hectares and has started arrangements to plant soybean and corn in the 2010/11 season. In our opinion, this land offers high potential for appreciation as a result of the sugar cane premises scheduled to be installed in the region.

Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). Acquired for R$ 42.2 million and with a surface area of 32,375 hectares, it is estimated that the total production area will be 23,000 hectares. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential. BrasilAgro completed the harvest of summer soybean, corn, sorghum and rice. Part of the production was not sold and remains stored in the new silo built in the farm (with a 72,000 ton capacity), which was highly favorable as regional prices for soybean increased 30% since the end of the harvest. At present, arrangements have started to plant soybean, corn and rice for the 2010/11 season.

Jatobá is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 35.4 million and it has 31,603 hectares. It is estimated that the total production area will be 24,600 hectares. BrasilAgro has harvested summer crops and has started arrangements for planting soybean and corn in 2010/2011. 600 hectares of this property were leased to third parties.

Alto Taquarí is an estancia with a total area of 5,266 hectares and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 34 million, payable in two installments. The first installment of R$ 6.8 million was paid on August 3, 2007, and a portion of the second installment of R$ 12.3 million was paid in April 2008. In September 2008, R$ 2.6 million were paid for the second installment. The payment of the balance due is subject to the fulfillment of certain conditions by the seller. This property has an estimated production area of 3,720 hectares, and harvesting of sugar cane over an area of 3,673 hectares has started. Alto Taquarí executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (6 harvesting years, including 5 harvests) which started in the last quarter.

Araucária is an estancia which has a total area of 15,543 hectares, 11,657 of which are owned by BrasilAgro, and is located in the municipality of Mineiros, Goiás. The production area is estimated at 8,435 hectares. BrasilAgro has harvested winter crops in an area of 688 hectares and has started preparing the planting of soybean for the 2010/2011 season. In addition, BrasilAgro has planted 4,973 hectares of sugar cane and has leased 194 hectares of this property to third parties. Araucária executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (6 harvesting years, including 5 harvests) which started in the last quarter.

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Chaparral is a farm located in Correntina, Bahía. This farm has a surface area of 37,799 hectares and was purchased for R$ 47.1 million. Its potential production area is 28,000 hectares and BrasilAgro has completed the harvest of soybean and started preparation works for the 2010/211 season.

Nova Buriti is an estancia with a total surface area of 24,185 hectares and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,935 hectares, it will be used for forestry activities. At present, BrasilAgro is awaiting the licenses required to start operating this farm.

Preferencia is a 16,830-hectare farm located in the municipality of Barreiras, Bahía. The purchase transaction was closed in September 2008 and it was agreed for a price of R$ 600.0 per hectare. This property has good conditions for cattle breeding and crops growing. The company has started rolling out a beef cattle project.

In March 2010, BrasilAgro consummated the acquisition of 14,358 hectares of the Horizontina farm, located in the municipality of Tasso Fragoso, Maranhão. The agreed transaction price was R$ 37.0 million. This property has good conditions for crops growing.

During fiscal year 2010, BrasilAgro expanded its sown area (summer and winter season and sugar cane) by 38% compared to the previous period, reaching 46,100 hectares (including 43,489 hectares under own management and 2,600 hectares leased to third parties). In addition, during this fiscal year BrasilAgro developed 17,916 new hectares.

BrasilAgro started to harvest the sugar cane planted in the Alto Taquarí and Araucária farms, under the agreement entered into with ETH Bioenergía for two full cycles (6 harvesting years including 5 harvests). BrasilAgro’s revenues from the sale of crops were R$ 31.6 million, 12% lower than those recorded in the previous fiscal year. It recorded a net loss of R$ 15.8 million compared to a profit of R$ 1.0 million during the same period of the previous fiscal year. This reflects the adverse weather conditions and the fact that as of the closing date the full production had not been sold yet, as part of it had been stored in a new silo located in the Cremaq establishment, with a storage capacity of 72,000 tons. Soybean prices in the region have increased 30% since the end of the harvest.

At the end of fiscal year 2010, BrasilAgro presented consolidated assets for R$ 733.8 million, of which R$ 206.2 million were included in the Cash and banks, and Short-term investments accounts.

In addition, during fiscal period 2010, different governmental agencies disbursed over R$ 60.0 million as short and long-term financing.

BrasilAgro will continue to focus its activities on agricultural real estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and cattle breeding. Since its start of operations in 2006, BrasilAgro’s sown area has recorded an annual average growth of 45%. For the next season, BrasilAgro expects to plant approximately 65,000 hectares and to develop approximately 20,000 additional hectares.

Paraguay

In the context of operations that represent a new expansion of Cresud’s agricultural business in South America, in September 2008, the Company entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized together with Carlos Casado S.A. under the name Cresca S.A., in which Cresud holds a 50% interest and acts in a capacity of advisor for the

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agricultural, livestock and forestry development of a rural property of 41,931 hectares, and of a potential area of up to 100,000 hectares located in Paraguay derived from the exercise of an option.

In connection with the above mentioned rural property, Cresud executed a preliminary agreement to purchase a 50% interest in such rural property located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009. Therefore, jointly with the contribution made by Carlos Casado S.A., the total value of the contributions made in Cresca S.A. is US$ 10.5 million. In addition, as indicated in the previous paragraph, Cresca has an option granted by Carlos Casado S.A. for the purchase of 100,000 additional hectares located in Paraguay.

In relation to the development of marginal areas, Cresca started planting activities in approximately 3,000 hectares developed at the first stage and started developing approximately 3,000 hectares at the second stage, which are expected to be completed in the course of this calendar year, and will start to be productive in fiscal year 2011, adding more lands intended for agricultural production.

On March 19, 2010 the option agreed under the agreement dated September 3, 2008 (Call Option Agreement) was partially exercised, whereby 3,614 hectares, valued at US$ 350 each, were transferred to Cresca S.A.

Finally, on June 29, 2010, the title deed was executed, involving the conveyance of 3,646 hectares.

Bolivia

In the framework of a series of transactions that represent a new expansion of the Company’s agribusiness operations in South America in line with its business plan, Cresud has organized companies that own land in the Republic of Bolivia through its controlled companies Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (formerly, Agropecuaria Cervera S.A.) and has acquired a company in the Republic of Uruguay.

Thus, the following companies were incorporated:

Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A and Yuchan Agropecuaria S.A. whose shareholders are: (i) Agrology S.A. with a 95.12% shareholding, (ii) Inversiones Ganaderas S.A. and (iii) Agropecuaria Anta S.A. with a 2.44 % stake each. The preceding Bolivia-based companies (except for Agropecuaria Acres del Sud S.A.) acquired land for agricultural operations. This way, Cresud maintains a 100.00% ownership interest in the capital stock of those companies, all engaged in agricultural operations.

In addition, during October 2008, the Company acquired, through its controlled company Agrology S.A., a 100 % shareholding in a company named Helmir S.A., domiciled in the Republic of Uruguay and set up with a broad-ranging corporate purpose.

In line with its international expansion strategy, Cresud has entered into a number of agreements to formalize its position in various South American countries. In July 2008, the Company, acting through various companies, executed several bills of purchase for an aggregate of 12,166 hectares in the Republic of Bolivia for a total price of US$ 28.9 million.

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In connection with these lands, on November 20, 2008, two purchase instruments including delivery of possession were executed, as part of the process of casting into public deed and filing of deeds with the relevant registries, involving the purchase of 883, 2,969 and 3,748 hectares in “San Cayetano”, “San Rafael” and “La Fon Fon” farms, respectively, located in Santa Cruz, Bolivia. We have already paid 43% of the agreed price of US$ 17.5 million. The remaining balance was payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one is payable in fiscal year 2011.

As concerns the remaining hectares, on January 22, 2009, we executed a deed of purchase for 4,566 hectares in “Las Londras” farm, located in the Province of Guarayos, Bolivia. On that date, the sum of US$ 3.8 million was paid, representing 42.9% of the total agreed price. The remaining balance was payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one is payable in fiscal year 2011.

During fiscal year 2010, 10,800 hectares of the farms located in Bolivia were sown. This region has traditionally achieved double harvesting of soybean, which means that better results can be obtained per hectare during a single season; yet, the weather conditions that prevailed during the last year have not allowed double harvesting.

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EQUITY INVESTEES

Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.)

On December 27, 2005, we and Inversiones Ganaderas S.A. (solely as nominee for Argentine legal purposes) acquired 100% of the shares of Agropecuaria Anta S.A. (“Agropecuaria Anta”), whose main asset is the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in Anta, Province of Salta, and which is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers 162,000 hectares for a 35-year period with an option to extend it for an additional 29-year period. In the framework of the concession, there is a development project aimed at applying 35,000 hectares to agricultural use and 55,000 hectares to livestock activities, which has been approved by the Secretariat of Environment and Sustainable Development of the Province of Salta. We surrendered 3.6 million convertible notes of IRSA and paid Ps.3.17 million in cash for the acquisition of the concession. During fiscal year 2008, Agropecuaria Anta S.A. commenced its land development activities, and as of June 30, 2010, it had 10,816 hectares devoted to its own production and 7,132 hectares leased to third parties.

On July 2, 2008, a memorandum of agreement was entered into under which the concession agreement for the northern region and the southern region of the properties of Salta Forestal S.A. was renegotiated. Under the above mentioned memorandum of agreement, the Company agreed to reduce the area under concession by returning 30,000 hectares, the location of which will be defined in a sketch to be mutually agreed between the parties. Under the same contract the annual fee was renegotiated in an amount in US$ equivalent to one soybean quintal per harvested hectare of any crops, to be paid up to July 1 each year as from 2009. On August 29, 2008, the Executive Branch of Salta approved the memorandum of agreement through decree No. 3,766. Consequently, the provisions of the memorandum of agreement are effective as from that date.

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of F y O S.A. (“Futuros y Opciones.Com”) for Ps.3.5 million. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is the grain brokerage.

The areas with the greatest potential for growth are: input commercialization, grain brokerage and beef cattle operations. Regarding input commercialization, the business volume was concentrated in a small number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of grains, the brokerage department was created, with the purpose of participating directly in the business by trading and offering services. In beef cattle, Futuros y Opciones.Com has created an alliance with a leading broker in the sector, which will allow it to obtain use of its clients’ database and technological knowledge.

During fiscal year 2007, Futuros y Opciones.Com started to trade futures and options: it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. During fiscal years 2008 and 2009, Futuros y Opciones.Com continued trading futures and options with a 7.67% and 23.8% growth, respectively, as compared to the previous year. The service consisting in hedging with futures has consolidated into an essential tool for our customers to manage their price risks.

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As of June 30, 2010, Futuros y Opciones.Com total revenues increased by 61.95% compared to the previous fiscal year, with 8.27% growth in the revenues yielded by its main business, grains brokerage. In addition, the business consisting in sales of inputs grew by 99.48%, while revenues from commissions from the same business rose 200.99% and technology services commissions increased by 35.13%.

The grain business strengthened, reaching the number of tons agreed during the fiscal year. On the side of revenues, invoicing percentages over total tons agreed decreased compared to the previous year, given that year 2009, which was taken as basis, was signaled by the transfer of invoices caused by the agricultural stoppage of the previous season.

The increase in the input business was motivated by the significant impact suffered in the previous fiscal year by the severe drought that affected Argentina, along with the drop in prices, which forced Argentine producers to reduce input investments in the 2008/2009 season. During this season the situation was reverted and the targets set for this year were met.

The portal fyo.com has reached its tenth anniversary, consolidating as the benchmark site for agricultural marketing and adding year after year new and significant agricultural customers of various sizes to its user community. The site has a base of 55,000 registered users who make 60,000 unique visits per month, showing a highly satisfactory site stay time and contributing to the exchange of farming matters among an entire recognized community of producers from Argentina and neighboring countries.

Futuros y Opciones.Com’s goal is to become a leading company in the supply of financial and commercial services. To attain such objective, we will continue to enhance the range of products we offer to the sector in the coming fiscal years.

At June 30, 2010, the Company held a 64.30% interest in Futuros y Opciones.Com.

Cactus Argentina S.A.

Cactus was initially a joint venture between us and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the venture’s operations is a 170-hectare farm in Villa Mercedes, in the Province of San Luis. The feedlot began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc (“Tyson”), a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC, acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. Consequently, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each. Since December 31, 2006, we no longer use the proportional consolidation method to account for our investment in Cactus due to the reduction of our equity interest in Cactus from 50% to 24%.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) shares for Ps.16.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. Cactus has been a pioneer in feedlot services with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during recent years, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

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The feedlot cattle beef production is processed in the Exportaciones Agroindustriales Argentina S.A. packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and slaughter them at Cactus.

On June 30, 2009, we entered into a shareholders’ agreement with Cactus Feeders for the purchase of its 24% interest in Cactus Argentina S.A. and 0.24% interest in EAASA. The agreed purchase price was US$ 2.4 million. At the same time, our Company and Tyson Foods S.A. made contributions to Cactus Argentina S.A. in the amount of US$ 2.4 million and US$ 2.6 million, respectively. As a consequence of the transaction, we increased our interest in Cactus to 48%. The companies have strengthened as a result of the above mentioned capitalizations, which will help develop our strategic business plan in the cattle beef processing industry.

The decrease in supply has adversely affected the value chain by reducing cold-storage plant utilization, which in turn has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in EAASA has not escaped unscathed and we are assessing our alternatives looking forward.

AgroUranga S.A.

We have a 35.7% interest in AgroUranga S.A. This company maximizes the use of production processes and has obtained excellent results, with special emphasis in soil conservation, the application of rational techniques and care of the environment.

AgroUranga S.A. has two farms: Las Playas and San Nicolás, with a combined area of 8,305 hectares, located in the core region of the Pampas prairies.

40% of the revenues from AgroUranga’s crop production derives from its special products division, including popcorn, chickpea, peas and lentils, whereas the remaining 60% derives from commodities.

At present, with the assistance of its foreign trade team it is seeking to add new products so as to significantly increase export volumes, encouraged by the growing demand.

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Main indicators for the fiscal years ended June 30, 2010 and 2009 (1):

Description		12 months ended June 30, 2010	12 months ended June 30, 2009%
Sales
Wheat		8,815	29,674	(70.3%)
Corn		112,482	108,230	3.9%
Sunflower		14,898	8,520	74.9%
Soybean		83,641	96,406	(13.2%)
Other		54,269	20,685	162.4%

Total Sales - Crops (tons)		274,105	263,515	4.0%

Sales - Cattle beef (tons)		8,898	6,348	40.2%
Sales - Milk (thousands of liters)		21,175	20,658	3.0%
Production
Wheat		11,636	21,375	(45.6%)
Corn		127,060	110,149	15.4%
Sunflower		7,641	13,030	(41.4%)
Soybean		126,956	76,893	65.1%
Other		49,323	15,585	216.5%

Total Production - Crops (tons)		322,616	237,031	36.1%

Production - Beef cattle (tons)		5,659	7,112	(55.7%)
Production - Milk (thousands of liters)		21,690	20,898	3.8%
Exploited surface (in hectares)
Crops	Own farms [2]	44,448	43,193	9.9%
	Leased farms	42,696	59,615	(28.4%)
	Farms under concession [3]	10,816	8,067	34.1%
Cattle beef	Own farms	93,222	96,064	(3.0%)
	Leased farms	12,635	32,795	(61.5%)
Dairy farm	Own farms	4,637	4,106	12.9%
Sheep	Own farms	100,911	100,911	0.0%
Land reserves (in hectares)
	Own farms	229,105	238,012	(3.7%)
	Farms under concession [3]	114,048	118,788	(4.0%)
Surface under irrigation (in hectares)
	Own farms	3,762	3,762	0.0%
	Leased farms	—	933	0.0%
Storage capacity (tons)
	Own plants	10,000	10,000	0.0%
Stock of cattle heads
Breeding stock		61,859	59,283	4.3%
Winter grazing stock		9,379	28,520	(67.1%)
Dairy farm stock		8,250	7, 634	8.1%

Total cattle heads		79,488	95,437	(16.7%)

Daily average milking cows (heads)		3,297	3,286	0.3%

Note:

1 -	Does not include AgroUranga S.A. (35.72% of 8,299 hectares).
2 -	Includes 883, 2969, 3748 and 4566 hectares of the “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, respectively, located in Santa Cruz, Bolivia, and 20,966 hectares of the “Jerovia” farm located in the Department of Boquerón, Republic of Paraguay.
3 -	Farms under concession represent surface in proportion to our 99.99% interest in Agropecuaria Anta S.A.

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IRSA’s SEGMENTS

As of June 30, 2010, our investment in IRSA’s common shares amounts to 57.49%.

As from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA’s in accordance with the provisions of Technical Resolution No. 21. Consequently, the Company’s consolidated results as of June 30, 2009 include IRSA’s results between October 1, 2008 and June 30, 2009. The Company’s consolidated financial statements as of June 30, 2008 and 2007 do not include information in consolidated form with IRSA’s.

The following information corresponds to data of the segments extracted from our subsidiary IRSA Inversiones y Representaciones S.A.’s Annual Report and financial statements as of June 30, 2010.

The revenue figures for fiscal year 2010 described in the different tables correspond to the twelfth-month period reported in IRSA’s financial statements.

Offices and other non-shopping center rental properties

Our subsidiary IRSA is engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2010, our subsidiary IRSA directly and indirectly owned interests in 21 office and other rental properties in Argentina, which comprised 237,188 square meters of gross leaseable area. Of these properties, 14 were office properties, which comprised 140,238 square meters of gross leaseable area. For fiscal year 2010, our subsidiary IRSA had revenues from Offices and other non-shopping center rental properties of Ps. 154.2 million.

All of IRSA’s office rental properties in Argentina are located in Buenos Aires City. For the year ended June 30, 2010, the average occupancy rate for all properties in the Offices and other non-shopping center rental properties segment was approximately 82.0%. Seven different tenants accounted for approximately 44.0% of the total revenues from office rentals for fiscal year 2010: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Microsoft de Argentina S.A., Sibille S.C. (KPMG), and Grupo Danone Argentina.

Management. Our subsidiary IRSA generally acts as the managing agent of the office properties in which it owns an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which it owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, it is responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of its units not rented, in which case IRSA absorbs the cost. Leaseable space is marketed through commissioned brokers, the media and directly by it.

Leases. Our subsidiary IRSA leases its offices and other properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties. The following table sets forth certain information regarding our subsidiary IRSA’s direct and indirect ownership interest in offices and other non-shopping center rental properties.

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	Date of Acquisition	Leaseable Area sqm (1)	Occupancy rate (2) Jun-10	IRSA’s Effective interest	Monthly rental income Ps./000 (3)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book value Ps./000 (5)
						2010	2009	2008
Offices
Edificio República	04/28/08	19,884	80%	100%	2,046	21,188	17,114	203	219,777
Torre Bankboston	08/27/07	14,873	96%	100%	1,769	22,333	19,670	15,688	155,196
Bouchard 551	03/15/07	23,378	100%	100%	1,944	22,441	20,342	12,678	150,570
Intercontinental Plaza	11/18/97	22,535	100%	100%	1,941	21,559	18,372	12,496	82,408
Bouchard 710	06/01/05	15,014	83%	100%	1,120	14,076	17,379	12,931	65,261
Dique IV, Juana Manso 295(10)	12/02/97	11,298	92%	100%	1,213	13,963	1,743	—	64,620
Maipú 1300	09/28/95	10,280	99%	100%	1,004	11,339	9,890	8,107	38,287
Costeros Dique IV	08/29/01	5,437	90%	100%	479	5,358	5,056	4,603	19,111
Libertador 498	12/20/95	3,714	100%	100%	471	6,900	9,285	8,551	14,657
Suipacha 652/64	11/22/91	11,453	95%	100%	593	4,804	3,820	2,480	10,936
Madero 1020	12/21/95	101	100%	100%	3	31	32	89	218
Dock Del Plata	11/15/06	—	N/A	100%	—	1,302	6,083	6,945	864
Edificios Costeros	03/20/97	—	N/A	100%	—	1,382	4,082	3,896	—
Laminar Plaza	03/25/99	—	N/A	100%	—	123	5,327	5,607	—
Reconquista 823/41	11/12/93	—	N/A	100%	—	21	2,087	2,256	—
Other offices (6)	N/A	2,271	86%	N/A	89	1,774	1,189	1,385	4,903

Subtotal Offices		140,238	93%	N/A	12,672	148,594	141,471	97,915	826,808
Other Rental Properties
Commercial Properties (7)	N/A	312	—	N/A	—	1	209	188	3,625
Museo Renault	12/06/07	1,275	100%	100%	30	356	356	204	4,785
Santa María del Plata S.A.	07/107/97	60,100	100%	90%	87	1,014	959	958	12,496
Thames	11/01/97	33,191	—	100%	—	175	607	607	3,897
Terreno Catalinas Norte	12/17/09	N/A	N/A	N/A	N/A	N/A	N/A	N/A	100,804
Other properties (8)	N/A	2,072	100%	N/A	10	80	2,207	220	5,973

Subtotal Other Rental Properties		96,950	65%	N/A	127	1,626	4,338	2,177	131,580
Related fees (11)		N/A	N/A	N/A		3,944	1,940	2,067	N/A

TOTAL OFFICES AND OTHER RENTAL PROPERTIES (9)		237,188	82%	N/A	12,799	154,164	147,749	102,159	958,388

Notes:

(1)	Total leaseable area for each property as of June 30, 2010. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of June 30, 2010.
(3)	Agreements in force as of 06/30/10 for each property were computed.
(4)	Total leases consolidated by application of the method under Technical Resolution RT21.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2768 and Sarmiento 517.
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona in Abril.
(8)	Includes the following properties: 1 unit of Alto Palermo Park, Constitución 1159 and Dique III (fully sold) and Canteras.
(9)	Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Revenues from building management fees.

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The following table shows a schedule of the lease expirations of office and other properties for leases outstanding as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps.)	(%)
2010	25	61,778	32%	4,540,039	3%
2011	54	48,332	25%	48,711,626	32%
2012	51	41,343	21%	55,444,927	36%
2013+	46	42,509	22%	43,630,088	29%
Total	176	193,962	100%	152,326,680	100%

*	Includes Offices which contract has not been renewed as of June 30, 2010.
*	Does not include vacant leased square meters.
*	Does not include square meters or revenues from parking spaces.

The following table shows our subsidiary IRSA’s offices occupancy percentage as of the end of fiscal years ended June 30, 2010, 2009 and 2008:

	Occupancy Percentage Fiscal year ended June 30,(1)
	2010	2009	2008
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	83	100	100
Bouchard 551	100	96	100
Dock del Plata(3)	N/A	80	100
Libertador 498	100	100	100
Maipú 1300	99	100	100
Laminar Plaza(3)	N/A	N/A	100
Madero 1020	100	100	100
Reconquista 823/41(3)	N/A	N/A	100
Suipacha 652/64	95	100	100
Edificios Costeros(3)	N/A	59	89
Costeros Dock IV	90	90	100
Torre BankBoston	96	100	100
Edificio República	80	64	19
Dique IV, Juana Manso 295	92	89	N/A
Other(2)	86	89	100

Notes:

(1)	Leased square meters in accordance with agreements in effect as of June 30, 2010, 2009 and 2008 considering the total leaseable office area for each year.
(2)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774 and Sarmiento 517.
(3)	This property was fully sold.

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The following table sets forth the annual average income per square meter for oursubsidiary IRSA’s offices during fiscal years ended June 30, 2010, 2009 and 2008:

	Annual average income per square meter Fiscal year ended June 30,(1)
	2010	2009	2008
	(Ps/sqm)	(Ps/ sqm)	(Ps/ sqm)
Offices
Intercontinental Plaza	957	717	555
Bouchard 710	938	1,158	861
Bouchard 557	960	870	458
Dock del Plata(2)	422	908	877
Libertador 498(3)	1,366	1,005	812
Maipú 1300	1,103	962	789
Laminar Plaza(2)	N/A	817	860
Madero 1020	307	281	414
Reconquista 823/41(2)	N/A	416	450
Suipacha 652/64	419	334	217
Edificios Costeros(2)	216	639	610
Costeros Dock IV	985	930	847
Torre BankBoston(3)	1,502	1,238	992
Edificio República	1,066	861	55
Dique IV, Juana Manso 295(4)	1,236	154	N/A
Other(5)	602	326	448

Notes:

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)	The property was fully sold.
(3)	3,099 leasable square meters were sold in fiscal year 2009 and 3,719 leasable square meters were sold in fiscal year 2010.
(6)	The property was acquired on 08/27/07, consequently income is for only ten months of fiscal year 2008.
(3)	The property was acquired on 04/28/08 and construction works were in progress, consequently income is for only 10 months of fiscal year 2008.
(4)	Fiscal year 2009 income corresponds to only 45 days.
(5)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774 and Sarmiento 517.

Below is information regarding our subsidiary IRSA’s principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leaseable area of each property.

Edificio República.

This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, Federalia S.A. de Finanzas, Enap Sipetrol Argentina S.A., Infomedia, BASF Argentina S.A. and Banco Itaú.

Torre Bankboston.

The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. IRSA has a 48.5% ownership interest in the building. At present, its main tenants are Standard Bank, BankBoston N.A. Suc. Bs. As., Exxon Mobile, Kimberley Clark de Argentina and Hope, Duggan & Silva S.C.

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Bouchard 551, City of Buenos Aires.

Bouchard 551, known as “Edificio La Nación”, is an office building our subsidiary IRSA acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. Our subsidiary IRSA has approximately 23,000 leasable square meters in the building and its main tenants include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L, Maersk Argentina S.A. and Regus Business Centre S.A.

Intercontinental Plaza, City of Buenos Aires.

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. Our subsidiary IRSA owns the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo and Industrias Pugliese S.A.

Dique IV, Puerto Madero.

About mid-May 2009 our subsidiary IRSA completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires.

Bouchard 710 is an office building acquired by our subsidiary IRSA in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A., Chubb Argentina de Seguros S.A.

Maipú 1300, City of Buenos Aires.

Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. Our subsidiary IRSA owns the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A. and PPD Argentina S.A.

Libertador 498, Ciudad de Buenos Aires.

Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. Our subsidiary IRSA is owner of 6 stories with an average area per floor of 620 square meters and of 153 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A., LG Electronics Argentina S.A., Allergan Productos Farmacéuticos S.A. and Dak Americas Argentina S.A.

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Edificios Costeros, Dique IV, City of Buenos Aires.

On August 29, 2001, our subsidiary IRSA signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Trafigura Argentina S.A.

Suipacha 652/64, City of Buenos Aires.

Suipacha 652/64 is a 7-story office building located in the office district of the city. Our subsidiary IRSA owns the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

Other office properties.

Our subsidiary IRSA also has interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.8 million in annual rental income for fiscal year 2010. Among these properties are Madero 942 (sold in October 2008), Libertador 602 (sold), Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties.

Our subsidiary IRSA’s portfolio of rental properties as of June 30, 2010 includes 4 non-shopping center leased properties that are leased as shops on streets, a lot in industrial premises, two undeveloped plots of land and other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

Terreno Catalinas Norte

On May 26, 2010, jointly with the Government of the City of Buenos Aires, our subsidiary IRSA executed a deed of conveyance of title whereby it acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of Ps. 95 million, Ps. 19 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of Ps. 76 million was paid upon the execution of the deed on May 26, 2010.

Sales of Non-Strategic Assets

During fiscal year 2010 our subsidiary IRSA executed and delivered title deeds for the sale of 14,772 sqm of gross leasable area (“GLA”) corresponding to non-strategic office assets in several transactions totaling approximately US$ 44 million. These transactions include, though are not limited to, 6 functional units (“FU”) at Edificio Dock del Plata representative of 3,986 sqm of gross leasable area; a commercial property in Puerto Madero designated as Edificio Cruceros (Dique II) representative of 6,389 sqm of GLA; 11 functional units at Edificio Libertador 498 representative of 3,720 sqm of GLA; one functional unit at the property located in Av. Libertador 602 representative of 677 sqm of GLA. This decision allows it to reinforce its financial robustness and to re-focus on consummating the potential business opportunities that are being added to its portfolio such as the incorporation into its portfolio of a plot of land known as “Terreno Catalinas Norte” that will allow it to construct an office building in the best zone of downtown Buenos Aires.

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News for the period

During fiscal year 2010 the Company executed and delivered title deeds for the sale of 14,772 sqm of gross leasable area (“GLA”) corresponding to non-strategic office assets in several transactions totaling approximately US$ 44 million. These transactions include, though are not limited to, 6 FU at Edificio Dock del Plata representative of 3,986 sqm of gross leasable area; a commercial property in Puerto Madero designated as Edificio Cruceros (Dique II) representative of 6,389 sqm of GLA; 11 FU at Edificio Libertador 498 representative of 3,720 sqm of GLA; one functional unit at the property located in Av. Libertador 602 representative of 677 sqm of GLA. This decision allows IRSA to reinforce its financial robustness and to re-focus on consummating the potential business opportunities that are being added to it portfolio such as the incorporation into our portfolio of a plot of land known as “Terreno Catalinas Norte” that will allow us to construct an office building in the best zone of downtown Buenos Aires.

Shopping Centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2010, Alto Palermo operated and owned majority interests in eleven shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), one of which is located in the greater Buenos Aires (Alto Avellaneda) metropolitan area and the other four of which are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba.

As of June 30, 2010, we owned 63.35% of Alto Palermo and Parque Arauco S.A. owned 29.55%. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2010, we owned US$31.7 million of Alto Palermo’s convertible notes due July 2014. If we, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 65.9% of its fully diluted capital.

On January 14, 2010, we announced that Parque Arauco S.A. granted to us an option to purchase its 29.55% interest in Alto Palermo (including its direct and indirect interest in Convertible Notes for a principal amount of US$ 15.5 million issued by Alto Palermo), for a total amount of US$ 126 million. The option grants us the right to exercise it until August 31, 2010, extendable to November 30 of this year, under certain conditions. At the time of execution of the option, we made an initial payment of US$ 6.0 million, which is allocated to the purchase. If we do no exercise the option within the scheduled term, the deposit of US$ 6.0 million will not be reimbursed to us. The perfection of this transaction is subject to the negotiation and execution of the final documentation.

As of the date of issuance of these financial statements, we and Parque Arauco S.A. continue to finalize the legal and business structure that will support the referred option to purchase and we have agreed to extent the option’s exercise date to September 21, 2010.

As of June 30, 2010, Alto Palermo’s shopping centers comprised a total of 283,286 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal period 2010, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 98.0%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

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The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2010:

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book Value (Ps./000) (5)
					2010	2009	2008
Shopping Centers (6)
Alto Palermo	11/97	18,629	100.0%	100.0%	98,020	82,450	69,847	134,984
Abasto Shopping(7)	07/94	37,603	100.0%	99.6%	91,304	77,773	69,639	163,556
Alto Avellaneda	11/97	36,579	100.0%	96.0%	59,833	47,488	39,958	73,454
Paseo Alcorta	06/97	14,390	100.0%	97.5%	42,714	39,067	37,293	70,663
Patio Bullrich	10/98	11,736	100.0%	99.7%	37,254	31,537	28,864	89,638
Alto Noa Shopping	03/95	18,869	100.0%	99.9%	13,701	10,838	9,598	21,570
Buenos Aires Design	11/97	13,786	53.7%	98.4%	14,613	12,965	12,020	8,811
Alto Rosario Shopping(7)	11/04	28,650	100.0%	93.7%	30,821	24,141	20,040	77,401
Mendoza Plaza Shopping	12/94	40,651	100.0%	93.1%	27,206	25,478	24,232	80,552
Fibesa and others (8)	—	N/A	100.0%	N/A	24,928	25,235	23,327	—
Neuquén(9)	07/99	N/A	98.1%	N/A	—	—	—	12,389
Panamerican Mall S.A. (10)	05/09	49,750	80.0%	100.0%	64,515	8,499	—	583,355
Córdoba Shopping Villa Cabrera	12/06	15,643	100.0%	98.8%	13,446	11,262	10,577	68,958

TOTAL SHOPPING CENTERS		286,286	94.8%	98.0%	518,355	396,733	345,395	1,385,331

Consumer Financing revenues	—	N/A	100.0%	N/A	265,346	236,827	291,030	—

GENERAL TOTAL (11)		286,286	95.1%	98.0%	783,701	633,560	636,425	1,385,331

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable.-
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office building.
(11)	Corresponds to the “shopping center” business unit mentioned in Note 4 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and Metroshop).-

Tenants’ Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	Fiscal year ended June 30, (1)
	2008	2009	2010
	Ps.	Ps.	Ps.
Abasto	720,398,373	774,496,092	926,372,674
Alto Palermo	631,821,667	745,008,569	879,728,390
Alto Avellaneda	560,693,754	696,502,305	885,195,429
Paseo Alcorta	385,515,939	374,756,633	414,651,556
Patio Bullrich	271,411,516	274,923,406	344,789,105
Alto Noa	173,998,891	211,353,264	280,241,284
Buenos Aires Design	132,952,563	129,072,350	140,973,530
Mendoza Plaza	433,394,266	436,599,085	559,359,204
Alto Rosario	271,331,827	318,443,541	419,143,398
Cordoba Shopping-Villa Cabrera	120,827,838	133,526,649	164,257,027
Dot Baires Shopping	—	99,478,084	763,527,536

Total retail sales (2)	3,702,346,634	4,194,159,978	5,778,239,133

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Notes:

(1)	Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of lease expirations for shopping center properties in place as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Square Meters Subject to Expiring Leases (sqm)	Percentage of Total Square Meters Subject to Expiration (%)	Annual Base Rent Under Expiring Leases (Ps.)	Percentage of Total Base Rent Under Expiring Leases (%)
2011	573	94,456	33%	91,438,628	35%
2012	331	44,031	15%	65,011,180	25%
2013	333	43,359	15%	60,966,057	23%
2014 and subsequent	123	104,441	37%	43,606,081	17%

Total (2)	1.360	286,287	100%	261,021,946	100%

(1)	Includes vacant stores as of June 30, 2010. A lease agreement may be linked to one or more premises.
(2)	Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2010, 2009 and 2008:

	As of June 30,
	2008	2009	2010
Abasto	99.6	99.8	99.6
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	99.8	100.0	96.0
Paseo Alcorta	99.5	97.9	97.5
Patio Bullrich	100.0	99.6	99.7
Alto Noa	100.0	99.9	99.9
Buenos Aires Design	100.0	98.8	98.4
Mendoza Plaza	97.7	96.8	93.1
Alto Rosario	99.2	95.0	93.7
Córdoba Shopping Villa Cabrera	97.2	96.4	98.8
Dot Baires Shopping	—	99.9	100
Weighted Average	99.3	98.5	97.5

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Rental Price

The following table shows the annual/period average rental price per square meter for the fiscal years ended June 30, 2010, 2009 and 2008:

	Fiscal year ended June 30, (1)
	2008 (Ps.)	2009 (Ps.)	2010 (Ps.)
Abasto	1,436.8	1,710.8	1,986.8
Alto Palermo	3,058.5	3,580.8	4,033.8
Alto Avellaneda	972.4	1,156.0	1,469.2
Buenos Aires Design	672.8	731.1	810.2
Paseo Alcorta	2,313.8	2,408.7	2,498.9
Patio Bullrich	2,095.6	2,254.6	2,673.9
Alto Noa	461.2	502.6	658.6
Alto Rosario	608.6	746.5	948.4
Mendoza Plaza	537.0	546.8	598.8
Córdoba Shopping- Villa Cabrera (2)	557.8	590.7	731.6
Dot Baires Shopping	—	1,162.4	1,081.9

(1)	The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.
(2)	The values for 2008 were modified on the basis of the movie theaters’ surface areas.

The annual rental price per square meter of gross leasable area reflects the sum of the base rent, supplementary rent and income from admission rights divided by the gross leasable area’s square meters.

Principal Terms of the Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Leaseable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements. See “Risk Factors” for a detailed analysis.

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In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent or Percentage Rent, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by Alto Palermo. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units or for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

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Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of shopping center revenues for our fiscal years ended June 30, 2008, 2009 and 2010:

	Fiscal Year ended June 30,
	2010 (in million of Ps.)	2009 (in million of Ps.)	2008 (in million of Ps.)
Fixed monthly minimum rent	259.7	196.0	159.1
Variable rent dependent on prices	95.4	70.9	73.3
Booth and kiosk rentals	39.4	31.8	27.1
Admission fees	62.7	47.7	40.3
Miscellaneous	36.3	33.3	32.0
Parking	24.9	17.1	13.6
Total rentals and services	518.4	396.7	345.4

Description of each Shopping Center

Set forth below is information regarding our subsidiary Alto Palermo’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,635 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2010, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 879.7 million, which represents annual sales for approximately Ps. 47,223.3 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 15.1% of its gross leaseable area at June 30, 2010 and approximately 8.8% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 143-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters that includes 36,579 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, an 18-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2010, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 885.2 million, which represents annual revenues for approximately Ps. 24,199.5 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Musimundo. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 36.8% of its gross leaseable area at June 30, 2010 and approximately 22.3% of its annual base rent for the fiscal year ended on such date.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta

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has a total constructed area of approximately 87,553 square meters that consists of 14,485 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2010, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 414.7 million, which represents annual sales for approximately Ps. 28,814.7 per square meter. Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Jazmín Chebar. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.3% of Paseo Alcorta’s gross leaseable area at June 30, 2010 and approximately 9.7% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 171-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 37,604 square meters of gross leaseable area (41,336 sqm including Museo de los Niños). The shopping center includes a food court with 27 stores covering an area of 8,021 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 926.4 million, which represents annual sales for approximately Ps. 24,635.5. Principal tenants currently include Hoyts General Cinema, Garbarino, Zara, Frávega and Compumundo. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.8% of its gross leasable area and approximately 10.7% of the annual base rent for the fiscal year ended on June 30, 2010.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 85-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,736 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 344.8 million, which represents sales for approximately Ps. 29,378.7 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International, Cacharel and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of Patio Bullrich’s gross leaseable area at December 31, 2009, and approximately 15.3% of its annual base rent for the fiscal year ended on June 30, 2010.

Alto Noa, Salta, Province of Salta. Alto Noa is an 89-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,867 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 280.2 million, which represents annual sales for approximately Ps. 14,852.1 per square meter. Principal tenants currently include Supermercado Norte, Garbarino, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 32.4% of Alto Noa’s gross leaseable area as of June 30, 2010 and approximately 15.3% of its annual base rent for the fiscal year ended on such date.

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Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.64% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,621 square meters of gross leaseable area and 7 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 140.9 million, which represents annual sales for approximately Ps. 10,225.7 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Kalpakian. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.6% of Buenos Aires Design’s gross leaseable area as of June 30, 2009 and 19.6% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 144 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,649 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 491.1 million, which represents annual sales for approximately Ps. 14,629.6 per square meter. Principal tenants are Frávega, Showcase, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.0% of Alto Rosario’s gross leaseable area as of June 30, 2010 and 10.8% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 151-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,548 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 20 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 559.4 million, which represents annual sales for approximately Ps. 13,760.1 per square meter. Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Village Cines. Mendoza Plaza Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of Mendoza Plaza Shopping’s gross leaseable area at December 31, 2009, and approximately 23.2% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping is a 104-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,541 square meters of gross leaseable area (GLA). Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. During the six-month period ended June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 164.3 million, which represents annual sales for approximately Ps. 10,500.2 per square meter. Principal tenants are Showcase, Mc Donald’s, New Sport, Nike and Rapsodia. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.4% of Córdoba Shopping’s gross leaseable area and approximately 11.2% of its annual base rent for the six-month period ended on June 30, 2010.

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Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,750 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. For the fiscal year ended on June 30, 2010, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 763.5 million, which represents annualized sales for approximately Ps. 15,347.4 per square meter. The main tenants include Falabella, Wal-Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.3% of Dot Baires Shopping’s gross leasable area and approximately 23.3% of its annual base rent for the fiscal year ended on June 30, 2010.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, Alto Palermo S.A. entered into a preliminary agreement with INC S.A. concerning a partial conveyance of goodwill whereby Alto Palermo agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires, called “Soleil Factory”. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which Alto Palermo paid US$ 8.1 million as down payment. The balance of US$ 12.6 million is payable in 2014. At that time, Alto Palermo signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subordinated to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the going concern formed by the Shopping Center operating in Soleil Factory. On July 1, 2010, the final deed of conveyance of title of the ongoing concern was executed and possession of the property where the shopping center is operating was delivered.

Tarshop

Through its subsidiaries, Tarshop and Metroshop, in which APSA owns a 100% and 50% interest, respectively, we are engaged in consumer financing operations. During fiscal year 2010, APSA executed an agreement to sell its 80% interest in Tarshop to Banco Hipotecario. On August 30, 2010, the Argentine Central Bank gave notice to Banco Hipotecario of the transaction’s approval, with the closing thereof being still pending. On may 21, 2010 and as part of the referred agreement, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement that perfected the transfer of shares, whereby Tarshop S.A. sold to APSA 18,400,000 non-endorsable registered Class A shares of Ps. 1 each and entitled to one vote per Class “A” share, representative of 50% of Metroshop S.A.’s capital stock.

Basically, two major instruments represent the Argentine consumer financing market: credit cards and unsecured loans, both in cash and through consumption financing at retail stores. These two modalities entail the involvement of two types of entities: those regulated by the Law of Financial Institutions (Law No. 21,526) that include banks and financial institutions and unregulated institutions, such as Tarshop.

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer Financing at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company the advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

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As of June 30, 2010, Tarshop had 872,000 customer accounts, 347,000 of which posted balances, with an average outstanding amount of Ps. 1,727 per account. The total portfolio amounted to Ps. 884.3 million, with 42.4% being securitized through the Tarjeta Shopping Financial Trust Program.

The loan portfolio, net of write-offs and including securitized coupons as of June 30, 2010 stood at Ps. 608.0 million, 2.9% less than the Ps. 627.0 million portfolio as of June 30, 2009.

Tarshop’s current business network is made up by 23 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2010, the retail stores that accept payments through the Tarshop credit card were more than 50,000, 30.2% of which post transactions on a regular basis. On the whole, more than 6.2 million transactions have been posted during the year mentioned.

(i)	As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2010 stood at 3.1% of the portfolio net of write-offs.

On October 30, 2009, Tarshop’s Extraordinary General Shareholders’ Meeting resolved upon a capital increase through the capitalization of irrevocable capital contributions on account of future capital increases, for the amount of Ps. 105.0 million, without issue premium, and the issuance of 105,000,000 non-endorsable common registered shares of Ps. 1 par value each and entitled to one vote per share. Such amount was contributed as financial aid to Tarshop during the second quarter of fiscal year 2009, was subsequently accepted as irrevocable capital contributions. The adoption of this measure aimed at strengthening Tarshop’s balance sheet and at reinforcing its financial position in the face of the delicate situation prevailing in the financial trust market in which a part of Tarshop’s businesses are conducted and of Tarshop’s very low capitalization compared to its competitors.

In fiscal year 2010, as compared to fiscal year 2009, a change has been noted in results, passing from losses to profits, which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses. It should be noted that, during the last months of Fiscal Year 2009, a drop has been noted in comparison with previous quarters.

Sales of Development Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our subsidiary IRSA’s core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with our development of residential communities, our subsidiary IRSA frequently acquires vacant land, develops infrastructure such as roads, utilities and common areas, and sells plots of land for construction of single-family homes. It may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In the fiscal year ended June 30, 2010, revenues from our Development and sale of properties segment were Ps. 225.6 million, compared to Ps.280.4 million in the fiscal year ended June 30, 2009.

Construction and renovation works on our residential development properties are currently performed, under IRSA’s supervision, by independent Argentine construction companies that are selected through a bidding process. IRSA enters into turnkey contracts with the selected company

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for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. IRSA is generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. In this case, IRSA receives finished square meters for commercialization, without taking part in the construction works.

In the first quarter of fiscal year 2008, in order to strengthen our presence in the development properties segment, IRSA, together with CYRELA, a renowned Brazilian developer, created an undertaking that operates under the name IRSA-CYRELA (CYRSA) to develop top-level construction residential units in Argentina applying innovating sales and financing policies and based on a new concept in residential units in line with the latest global trends.

IRSA-CYRELA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex) , totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 100% of our own units on sale, and the results will be reflected as the works make progress, consolidated at 50%.

As of June 30, 2010, the degree of progress shown by the works is about 83.16%. Their completion and delivery are estimated to take place in the year 2011.

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The following table shows certain information and gives an overview regarding sales and development properties as of June 30, 2010, 2009 and 2008:

Sales and Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales in (Ps. 000) as of June 30 of fiscal year (6)			Book Value Ps./000 (7)
									2010	2009	2008
Residential apartments
Torres Renoir(15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	53,798	—	—

Swap receivables Terreno Rosario(8)(16)	04/30/99	—	4,692	80	63.35%	100.00%	0.00%	—	—	—	—	11,023
Terrenos Caballito(16)	11/03/97	42,668	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	6,794
Swap receivables Terreno Rosario (Cyrsa)(14)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	18,970
Swap receivables Terreno Rosario (KOAD)(14)	11/03/97	—	6,833	118	100.00%	98.00%	65.00%	—	—	—	—	32,462
Libertador 1703 y 1755 (Horizons)(15)	01/16/07	458,998	59,000	467	50.00%	83.16%	99.15%	—	—	—	—	208,644
Other(9)	N/A	234,552	120,080	1,438				367,847	1,289	3,483	61,133	10,227

Subtotal residential apartments		759,079	213,223	2,132				421,787	1,431	57,281	61,133	288,120
Residential communities
Abril/Baldovinos(10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.22%	237,062	5,067	9,904	4,030	1,763
El Encuentro	11/18/97	—	125,889	110	100.00%	100.00%	7.10%	11,830	3,482	—	—	10,256
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—

Subtotal residential communities		135,697	1,610,764	1,602				262,920	8,549	9,980	4,030	12,019
Land Reserves
Puerto Retiro	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,600
Santa María del Plata	07/10/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,584
Pereiraola	12/16/96	—	1,299,630	—	100.00%	0.00%	100.00%	46,311	46,311	—	—	—
Terrenos Alcorta(8)	07/07/98	—	1,925	—	63.35%	0.00%	100.00%	22,969	—	—	—	—
Terreno Rosario(8)	04/30/99	—	31,000	—	63.35%	0.00%	19.85%	11,072	—	7,644	3,428	19,894
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	19,152	—
Terreno Baicom	12/23/09	—	6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	273	21	29	57	5,705
Terreno Berutti(8)	06/24/08	—	3,207	—	63.35%	0.00%	0.00%	—	—	—	—	52,934
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space(8)	09/24/97	—	21,406	—	63.35%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito(8)	10/01/98	—	23,791	—	63.35%	0.00%	0.00%	—	—	—	—	36,745
Patio Olmos(8)	06/30/08	—	5,147	—	63.35%	100.00%	0.00%	—	—	—	—	32,949
Other land reserves (11)	N/A	—	13,596,833	—				1,041	—	1,041	—	35,704

Subtotal land reserves			20,841,043	—				131,818	46,332	8,714	22,637	403,200
Other												—
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	—	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	108,423	—
Madero 1020	12/21/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	1,830	476	—
Della Paolera 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	6,850	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	6,137	—	—
Dock del Plata	11/15/06	—	7,942	N/A	100.00%	100.00%	100.00%	84,206	42,136	42,070	—	—
Libertador 498	12/20/95	—	6,819	N/A	100.00%	100.00%	100.00%	82,958	46,608	36,350	—	—
Edificios Costeros	03/20/97	—	6,389	N/A	100.00%	100.00%	100.00%	68,580	68,580	—	—	—
Libertador 602	01/05/96	—	677	N/A	100.00%	100.00%	100.00%	10,948	10,948	—	—	—
Laminar	03/25/99	—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	74,510	—	—
Reconquista 823	11/12/93	—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	31,535	—	—
Crucero I stores		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	2,006	—	—
Other	N/A	—	7,017	N/A	100.00%	100.00%	100.00%	25,479	912	3,099	112	—

Subtotal Other (12)		—	60,285					612,118	169,255	204,387	109,011

TOTAL(13)		894,776	22,732,332	3,734				1,428,643	225,567	280,362	196,811	703,339

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Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, for residential apartments and or communities (adjusted for inflation as of 02/28/03, as applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at June 30, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Torres de Abasto and Terreno Mendoza through APSA (fully sold), Abasto Project through Cyrsa, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermos Park (fully sold), swap over Renoir II tower (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold) and Pereiraola lots, through IRSA.
(10)	Includes sales of shares in Abril.
(11)	Includes the following land reserves: Pontevedra lot, Isla Sirgadero, San Luis lot, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C. Gardel 3134, C. Gardel 3128, Agüero 596 (totally sold), Zelaya 3102, Conil and others APSA (through APSA).
(12)	Includes the following properties: Puerto Madero Dique XIII (fully sold). It also includes income from termination and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.
(13)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Owned by CYRSA S.A.
(16)	Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at June 30, 2010 is 100% and with parcel “H” is 45%.

Residential Apartments and Lofts

In the apartment building market, our subsidiary IRSA acquires undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. It then develops multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, its strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and

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three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2010, 2 parking spaces and 4 spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2010 are fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2010, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units that belong to IRSA and 165 parking spaces. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2010, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included with the assets that the Company acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of Alto Palermo Plaza was sold and there was only one unit with deed of sale to be executed in Alto Palermo Park.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. The company has been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2010, 100% of the project had been sold.

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Torres Renoir, Dique III. During fiscal year 2006 our subsidiary IRSA closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. As of June 30, 2010, the works were completed and the units were fully sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby Koad S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project will offer a wide variety of amenities and services. As a result of this transaction, Koad promised to deliver to IRSA 118 apartments and 55 parking lots in the first tower, representing 25% of the total square meters for sale, expecting to conclude the construction of Tower 1 during the first semester of 2011 as well as the execution of the deeds of sale of the units involved. Accordingly, Koad granted to IRSA a first lien mortgage on the property to secure up to US$7.4 million of its obligations to IRSA and posted a surety bond in IRSA’s favor supporting an additional US$2.0 million of Koad’s obligations to the company. As of June 30, 2010, the degree of completion was 98% in Tower I. As of June 30, 2010, 61 apartments and 28 parking lots were sold for an amount of US$ 5.44 million.

Vicente López, Olivos, Province of Buenos Aires. In January, 2007, our subsidiary IRSA acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) trough the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, our subsidiary IRSA created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, IRSA contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares contributed by IRSA).

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Our subsidiary IRSA entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA - CYRELA.

Cyrsa is presently developing this plot of land. The showroom was opened to the public in March 2008 and it was an immediate success. As of June 30, 2010 preliminary sales agreements representing 99.15% of the units to be sold were executed, and the results will be reflected according to the work progress, consolidated at 50%. The units will be completed and delivered in the course of fiscal 2011. At June 30, 2010 the degree of progress was about 83.16%.

PAMSA-Dot Baires Offices. Pan American Mall S.A., a subsidiary of our subsidiary APSA, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building is almost operational and it marks the entrance by the Company in the booming rental office corridor in the northern area of the City of Buenos Aires.

Private Residential Communities

In the residential communities market, our subsidiary IRSA acquires undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties it builds streets and roads and arranges for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. Our subsidiary IRSA seeks to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2010, our subsidiary IRSA’s residential communities for the construction of single-family homes for sale in Argentina had a total of 9,816.07 square meters of saleable area in Abril, and 127,795 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. Our subsidiary IRSA has developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2010, 99.4% of the property had been sold for an aggregate of Ps. 237.1 million, with 9,816.07 square meters available for sale.

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El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, our subsidiary IRSA owns 110 lots in a 110-hectare gated residential complex known as “El Encuentro”, consisting of a total of 527 lots with a total saleable area of 610,785.15 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2010, after having started its commercialization in March 2010, 11 units have been sold for US$ 1.1 million and a surface area of 10,211 square meters, and portfolio reserves for 6 additional units for US$ 0.56 million and a surface area of 6,669 square meters to be executed in the coming months.

Land Reserves

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) our subsidiary IRSA is owner of this property. IRSA intends to develop this property for mixed purposes, i.e. its development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, IRSA had sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million was due on December 23, 2009. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it for IRSA’s and its subsidiary, Palermo Invest S.A.’s benefit.

On the first days of September 2010, and after the end of fiscal year 2010, IRSA acquired (through E-commerce Latina S.A.) a 100% interest in Unicity for the sum of US$ 2.5 million. The main asset of Unicity includes 31,491,932 shares representative of 10% of Solares de Santa María S.A.’s stock capital and pursuant to which it holds liabilities with IRSA for the purchase price balance, which as of even date amounts to US$ 9.1 million.

In 1997 IRSA acquired the site which the National Executive Branch had assigned to be the Olympic village of the Olympic Games in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992, provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, IRSA has been seeking the municipal approvals necessary for the development of a mixed project in the area.

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In the year 2000, IRSA filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, IRSA filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to its development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to IRSA’s development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project.

In June 2007, IRSA sold 10% of the capital stock of Solares de Santa María for the amount of US$ 10.6 million to Mr. Israel Sutton Dabbah, an unrelated third party, who is affiliated to the Sutton Group. US$ 1.6 million of the purchase price were paid and the balance of US$ 9.0 million will be paid on June 23, 2010.

In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07 and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity that has the referred decree for the company, alternatively, Agreement 5/10 was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so IRSA has initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. IRSA owns a 50% indirect interest in Puerto Retiro through our subsidiary Inversora Bolívar.

Caballito lot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping

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center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. IRSA is currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property. which already has the consent of the Executive Branch.

Berutti lot. On June 27, 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to the Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of APSA’s main shopping center.

Terreno Paraná. On June 30, 2009, Alto Palermo S.A. (APSA) executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which at the beginning of July, the sum of US$ 0.5 million was paid as advance payment and as consideration for promising not to sell the property until November 27, 2009.

Caballito lot, CYRSA. During fiscal 2008, IRSA and CYRSA Sociedad Anónima executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to tender certain non-cash considerations such as transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal year 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa

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would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and APSA totals US$ 5.9 million.

Terreno Baicom. On December 23, 2009, IRSA acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in line with the City of Buenos Aires urban construction rules and regulations.

Land reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Through Inversora Bolivar, IRSA had a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA.

On April 21, 2010, the Company entered into a purchase and sale agreement with a third party whereby IRSA agrees to sell 100% of Pereiraola S.A.’s shares. The total price of the transaction was established at US$ 11.8 million plus VAT, which meant a gain of Ps. 21.7 million over book value.

On June 25, 2010, IRSA accepted a purchase bid for US$ 11,786,972, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid us US$ 1,940,000. The US$ 7,760,000 balance will be paid in 4 half-yearly, equal and consecutive installments of US$ 1,940,000 each. As to the non-monetary part of the transaction, the buyer will transfer ownership to us over certain lots within the 36 months starting on the date its bid is accepted.

To secure payment of the price, the buyer sets up a pledge over Pereiraola’s shares, which remain in our custody. Besides, the buyer raised a first-degree mortgage in our favor over the property.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. IRSA is considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, it does not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2010.

Land reserves in other provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 square meters divided into 8 smaller plots. in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2010, 2 of the plots had been bartered (plots 2-G and 2-H).

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The barter of parcel 2-G represents a total of 10,128 square for sale. Condominios de Alto S.A. will receive 15 apartments, with a total constructed area of 1,504 square meters and 15 parking spaces as consideration for the barter agreement, which units are already for sale since May.

The barter of parcel 2-H represents a total of 14,500 square meters for sale, 3,188 square meters of which represent the consideration for the barter agreement. This area is equivalent to 42 apartments and 42 parking spaces.

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). As of the end of fiscal year 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May. The degree of completion in parcel 2-G is 100% and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby IRSA was required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project.

The respective modifications to the blueprints mentioned were filed on October 19, 2009. Then, the Municipality of Neuquén raised some observations that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, IRSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. IRSA submitted the mandatory working plans for the first stage of the works (which contemplates the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, APSA started the shared works.

The first stage of the works is to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach in the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

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On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. US$ 119 thousand as price for the sale of a lot of approximately 4,332 square meters located in the surroundings, of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 our subsidiary IRSA participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we acted as grantor. On September 25, 2007, IRSA and the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Other Land Reserves

IRSA’s portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Hotels

At the end of the 1997 fiscal year, our subsidiary IRSA acquired the Hotel Llao Llao, its first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, IRSA acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which it owns through its subsidiary Inversora Bolívar. In March 1998, IRSA acquired the Hotel Libertador. During fiscal year 1999, it sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, it sold 50% of its interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 IRSA increased its share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

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The following chart shows certain information regarding IRSA’s luxury hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room Ps.(2)	Accumulated sales in Ps. 000 as of June, 30 (in thousand Ps.)			Book value as of 06/03/10 (Ps.000)
						2010	2009	2008
Intercontinental(3)	11/01/97	76.34%	309	67.9%	607	64,092	61,367	57,517	54,599
Sheraton Libertador(4)	03/01/98	80.00%	200	82.3%	449	36,996	37,060	34,526	40,673
Llao Llao(5)	06/01/97	50.00%	201	45.7%	1,113	58,806	60,486	56,804	79,176
Terrenos Bariloche(5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	65.6%	653	159,894	158,913	148,847	196,348

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Indirectly owned through Nuevas Fronteras S.A.(Subsidiary of IRSA).
(4)	Indirectly owned through Hoteles Argentinos S.A.
(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 our subsidiary IRSA acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires. In November 1997, our subsidiary IRSA acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 our subsidiary IRSA acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business

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center, a spa and fitness facilities with a swimming pool. In March 1999, IRSA sold 20% of its interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through its hotel operator subsidiary, Llao Llao Resorts S.A., our subsidiary IRSA acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7.0 million, of which US$4.2 million were paid cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is on the shore of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

Other Investments in Argentina and Abroad

Acquisition of companies in the real estate business in the Republic of Uruguay

In the course of fiscal year 2009 IRSA acquired a 100% ownership interest in Liveck S.A. (“Liveck”), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. These companies own as-yet undeveloped land in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo. Out of those US$ 7.8 million, US$ 2.5 million were paid in cash and it was agreed that the US$ 5.3 million balance could be cancelled, at the option of the seller, either through five annual and equal installments of US$ 1.0 million each, accruing interest at an annual 3.5% interest rate on outstanding balances, or through an assignment of 12% of the square meters to be developed in the property mentioned. There is a mortgage over the land bought, which means that the sellers rely on a dual guarantee. On June 30, 2009, the Company sold a 50% stake in Liveck to Cyrela Brazil Realty S.A. for US$ 1.3 million.

In June 2009 Liveck acquired a 90% stake in the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both of which own real estate located in Uruguay’s Canelones department. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. (Banzey).

Our subsidiary IRSA and its partners intend to carry out an urban project consisting of the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local Legislature.

The total purchase price for Zetol was US$ 7.0 million; there has been a down payment for US$ 2.0 million and it has been agreed that the balance shall be cancelled in 5 installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by the Company. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

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The total price for the acquisition of Vista al Muelle was US$ 0.83 million, as follows: there has been a US$ 0.5 million down payment and it has been agreed that the balance will be cancelled within a maximum term of two years plus an annual 8% interest rate on balances.

To secure compliance with the obligations assumed by Liveck in connection with the above-mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest, and the sellers’ option rights.

Under the agreement for the purchase and sale of Zetol and Vista al Muelle and its respective addenda, Liveck has undertaken to acquire the shareholding held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have effectively contributed to Zetol and Vista al Muelle, until the transaction is consummated.

The parties have agreed that the above-mentioned duties will be rendered ineffectual if prior to September 1, 2010, inclusive, the parties had signed a stockholder agreement in that respect. If no such agreement is executed and delivered, the transaction will be formally instrumented on September 13, 2010.

In December 2009, Vista al Muelle acquired other real property totaling US$ 1.9 million; there has been a US$ 0.3 million down payment and the balance shall be cancelled through the delivery of housing units and/or storefronts to be constructed and equivalent to 12% of a 65.54% portion of the sum of the prices of all the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and in arrears as from December 31, 2009.

Investment in Lipstick building, New York, United States

During 2008, our subsidiary IRSA acquired a 30% equity interest in Metropolitan, a company incorporated in Delaware, whose main asset is an office building known as “Lipstick” located in the City of New York for US$ 22.6 million. The Lipstick Building is a 34-story office building located on Third Avenue between 53rd and 54th Streets in Manhattan, City of New York. The property has approximately 59,000 square meters of leaseable area. In addition, IRSA acquired put rights over 50% of the interest purchased until the third anniversary of the transaction, for a price equal to the amount invested plus interest at rate of 4.5% per annum. In addition, it acquired a right of first refusal over 60% of the 5% interest currently held by one of the shareholders of Metropolitan.

On August 4, 2010, and for purposes of facilitating the negotiations, within the framework of a debt renegotiation, started by Metropolitan 885 Third Avenue LLC with the Royal Bank of Canada, IRSA executed an Escrow Agreement with the broker Fidelity National Title, Insurance Company and transferred the amount of US$ 15,000,000 as non-binding bona fide deposit, and for the sole purpose of allowing further negotiations between the parties. The Escrow Agreement’s term is until September 27, 2010.

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Investment in Hersha Hospitality Trust

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by IRSA, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of our subsidiary IRSA’s equity interest in Hersha, it has an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, IRSA’s Board Chairman and CEO, Mr. Eduardo S. Elsztain, was appointed member of the board of directors of Hersha.

In January 2010, our subsidiary IRSA acquired 4.8 million additional shares for a total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27,600,000 Class A common shares. In connection with this increase IRSA exercised our preemptive subscription rights granted under the initial transaction and acquired 3,864,000 additional Class A common shares for a price per share of US$ 4.25, for a total amount of US$ 16.4 million. Therefore, as of June 30, 2010, its interest in Hersha amounted to 11.31%.

Hersha is a REIT traded in the New York Stock Exchange, under the “HT” ticker. Hersha’s investments are mainly in upscale, mid-scale and extended stay hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2010, Hersha’s portfolio of hotels comprises majority stakes in 62 hotels and ownership interests in a further 15 hotels through joint ventures. These hotels are all within the “select service” and “upscale hotels” categories. In the aggregate, Hersha’s 77 hotels represent over 10,335 rooms and are located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott (r), Courtyard by Marriott (r), Residence Inn (r), Fairfield Inn (r), Springhill Suites (r), TownePlace Suites (r), Hilton (r), Hilton Garden Inn (r), Hampton Inn (r), Homewood Suites (r), Hyatt Summerfield Suites (r), Holiday Inn (r), Holiday Inn Express (r), Comfort Inn (r), Mainstay Suites (r), Sleep Inn (r), Sheraton Hotel (r), and Hawthorn Suites (r)). Hersha also operates some of its hotels through independent boutique hotel chains.

Building located at 183 Madison Avenue, New York, NY

On August 26, 2010, our subsidiary IRSA and other U.S. partners entered into a conditional agreement for the purchase of a property located at 183 Madison Avenue, New York, NY. The investment vehicle is the domestic company Rigby 183 LLC, which, after the consummation of the transaction, will control a 19-story building located at such address, in a Manhattan area known as “Midtown South”. The area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden. It also has

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one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options. The building has around 22,893 sqm of leasable area and the price offered for the property amounted to US$ 75.2 million. As the seller is under reorganization proceedings, judicial authorizations are still pending to consummate the transaction. Should it be consummated, IRSA would have 49% of Rigby 183 LLC’s capital stock.

On August 30, 2010, IRSA transferred US$ 7,312,500 so as to contribute it jointly with that of its partners in Rigby 183 LLC as Deposit to the seller for the executed agreement. It should be noted that this transaction has not been consummated and is subject to the certain conditions.

Sofora Offer

During this fiscal year, our subsidiary IRSA participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA. and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, IRSA submitted a binding offer and a letter of credit for US$ 50.0 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over approximately 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo S.A.’s Notes acquired by IRSA.

In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledges set up as security for the above mentioned letter of credit were released.

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INDEBTEDNESS

The following table shows our indebtedness as of June 30, 2010:

	Schedule of Maturities or Amortization
	Currency	Less than 1 year	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total	Annual Average Interest Rate
	(in million Pesos, constant currency as of June 30, 2010)(3)%
Bank and other debt
Bank loans (4)	Ps. /U$S	849.1	26.3	26.3	—	—	901.7	Variable
Hoteles Argentinos Loan	Ps.	19.0	—	—	—	—	19.0	16.25%
Cresud’s Series II Notes (5)	U$S	35.3	—	—	—	—	35.3	7.20
APSA’s Convertible Notes due 2014(6)	U$S	2.7	—	—	—	60.8	63.5	10.00
APSA’s Series II Notes (5) (7)	Ps.	26.7	24.9	—	—	—	51.6	11.00
APSA’s Series I Notes I (5) (8)	U$S	2.7	(0.5)	(0.5)	(0.5)	263.1	264.3	7.88
APSA’s Series III Notes due 2011(5)	Ps.	44.2	—	—	—	—	44.2	Badlar plus 3%
APSA’s Series IV Notes due 2011(5)	U$S	25.8	—	—	—	—	25.8	6.75
IRSA’s Series I Notes I (5) (9)	U$S	15.4	(0.9)	(0.9)	(0.9)	443.4	456.1	8.50
Debt financed by seller	Ps. /U$S	15.9	5.4	1.8	1.8	3.5	28.4	—
Debt secured by purchase of establishments (10)	U$S	25.2	—	—	—	—	25.2	—
Short term debt securities	Ps.	23.0	—	—	—	—	23.0	—

Total indebtedness		1,085.0	55.2	26.7	0.4	770.8	1,938.1

(1)	Includes accrued interest.
(2)	Figures may not sum due to rounding.
(3)	Exchange rate as of June 30, 2010 US$1.00 = Ps. 3.931
(4)	Includes bank overdrafts.
(5)	Includes issuance expenses (under Argentine GAAP, expenses incurred in connection with the issuance of debt are classified as short or long term debt, as applicable).
(6)	Includes (0.1) of higher values.
(7)	Includes (1.6) of higher values.
(8)	Includes (13.0) of higher values.
(9)	Includes (15.1) of higher values.
(10)	Disclosed under Trade account payables in the consolidated balance sheet.

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CRESUD’s Series I and Series II Notes

On September 11, 2009, we issued Series I and II Notes under our Global Note Program for a principal amount of up to US$ 50,000,000, or its equivalent in other currencies, for an aggregate amount of Ps. 50.0 million:

Series I, for an amount of Ps. 15,500,000 maturing 270 calendar days after the issue date, which accrues interest at the Badlar Private variable rate plus a 3% spread, payable every three months, on December 10, 2009, March 10, 2010, and June 8, 2010. The Series I Notes matured in a single installment on June 8, 2010.
Series II for a US dollar amount equivalent to Ps. 34,500,00, maturing in a single installment on September 13, 2010 and accruing interest at a fixed rate applicable on the principal amount of US dollars, of 7.20% per annum, payable on December 10, 2009, March 10, 2010, June 8, 2010 and September 13, 2010.

On June 8, 2010, the payment of the third installment of interest of Series I Notes for Ps. 471,869 and of Series II Notes for the sum of US$ 159,201, started. On the same date, the amount of Ps. 15,500,000 corresponding to the principal balance of Series I Notes was repaid.

CRESUD’s Series III and Series IV Notes

After year-end, under its Global Note Program for a principal amount of up to US$ 50,000,000, on July 21, 2010, Cresud issued two new series of Notes for an aggregate amount of Ps. 105.8 million.

Series III, for a principal amount of Ps. 35.6 million, maturing 21 months as from the date of issuance, accrues interest at a variable interest rate (BADLAR Private + 400 bps). Payment of principal of Series III will be made in three installments, due on October 17, 2011, January 16, 2012, and April 23, 2012.

Series IV for a US$ amount equivalent to Ps. 70.2 million, maturing 24 months as from the date of issuance, accrues interest at a 7.75% interest rate per annum. Principal of Series IV Notes will be payable in 4 equal installments on October 17, 2011, January 16, 2012, April 16, 2010 and July 23, 2012.

Bolivia Indebtedness

As a result of the purchase of farms in the Republic of Bolivia, a mortgage was set up on these farms. At June 30, 2010, the mortgage on “Las Londras” farm amounts to US$ 2.5 million, effective until January 22, 2011; the mortgage on “San Cayetano” and “San Rafael” farms amounts to US$ 1.9 million, effective until November 2010; and the mortgage on “La Fon Fon” farm amounts to US$ 1.9 million, effective until November 2010.

Hoteles Argentinos Loan

On March 15, 2010 our subsidiary IRSA entered into a loan agreement with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of Ps. 19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15,

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2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. is repayable in a single payment that falls due on the first anniversary of the agreement’s execution date, and accrues interest at a fixed rate of 16.25% payable every three months in arrears.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, Alto Palermo issued US$ 50.0 million in unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. The proceeds received by Alto Palermo were used to repay short term bank loans for Ps.27.3 million and to redeem secured notes issued by Alto Palermo for Ps.52.8 million. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) Ps.3.08642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. The convertible notes’ original maturity date was July 19, 2006, but the noteholders’ meeting held on May 2, 2006 extended the initial maturity date to July 19, 2014. The rest of the terms and conditions remained unaltered. During fiscal years 2007, 2006, 2005, 2004 and 2003, holders of US$ 2.77 million convertible notes of Alto Palermo exercised their conversion rights. Consequently, Alto Palermo issued 101,582; 52,741,373, 22,852,514, and 4,829,745 common shares, respectively. If all the holders of Convertible Notes exercised their conversion rights, Alto Palermo’s total amount of outstanding shares would increase from 782.1 million to 2,239.7 million. As of June 30, 2010 we held US$31.7 million of Alto Palermo’s convertible notes.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global program. Series I consists of notes for a principal amount of US$120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017. Series II consists of notes for a principal amount of Ps.154 million (equivalent to US$50 million), which accrue interest at 11% per annum, payable semi-annually, and are repayable in seven semi-annual installments commencing on June 11, 2009.

Acquisition of Alto Palermo’s Series I Notes

During fiscal year 2009, IRSA purchased US$ 39.6 million in principal amount of Alto Palermo’s Series I Notes, for a total amount of US$ 19.3 million.

In turn, in the course of fiscal year 2009, our subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5.0 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

In fiscal year 2010 IRSA did not purchase any of Alto Palermo’s Series I notes. Therefore, as of June 30, 2010, our consolidated holdings of Alto Palermo’s Series I notes amounted to US$ 49.6 million2 in nominal value.

[2]	Out of which US$ 5 million in nominal value are held by Cresud S.A.C.I.F.I.Y.A

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Acquisition of Alto Palermo’s Series II Notes

During fiscal year 2009, IRSA bought US$ 15.1 million in principal amount of Alto Palermo’s Series II Notes, for a total of US$ 8.2 million, representing as a weighted average, a price of US$ 0.5513.

In turn, in the course of fiscal year 2009, our subsidiary Alto Palermo repurchased some of its Series II notes for US$ 3.0 million in nominal value, for a total of US$ 2.3 million, representing, as a weighted average, a price of US$ 0.75. During fiscal year 2010, no purchases were made with respect to these Series II notes.

Therefore, as of June 30, 2010, IRSA’s consolidated holdings of Alto Palermo Series II notes amounted to US$ 19.9 million in nominal value including previous holdings.

Alto Palermo’s Series III and Series IV Notes

On November 13, 2009, Alto Palermo issued two new series of Notes under its Global Note Program. Series III consists of notes for a principal amount of Ps. 55.8 million, which accrue interest at the BADLAR Private interest rate plus 3% payable every three months and maturing on May 12, 2011. Series IV consists of notes for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), which accrue interest in US dollars at a fixed interest rate of 6.75% per annum payable semiannually and maturing in a single payment on May 12, 2011.

The proceeds derived from Series III and Series IV were used for refinancing or repaying the short-term debt and working capital in Argentina.

IRSA’s 8.5% Series I notes due 2017

On February 2, 2007, IRSA issued 2017 fixed-rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of the cumulative consolidated net income; or

•	75% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 4.0 to 1; plus

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by IRSA or by its restricted subsidiaries from (a) any contribution to IRSA’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of IRSA’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of IRSA’s notes due 2017, or (b) issuance and sale subsequent to the issuance of IRSA’s notes due 2017 or its indebtedness or the indebtedness

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of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of IRSA, (c) any kind of reduction in IRSA’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

IRSA’s 11.5% Series II notes due 2020

After the closing of fiscal year 2010, on July 20, 2010, IRSA issued fixed-rate notes due in 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

These Series II notes are subject to the same covenants as described for Series I notes due 2017.

Debt structuring for the acquisition of Edificio República

On April 28, 2008 IRSA executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent it US$ 33.6 million which it applied to the repayment of the debt balance owed to Fideicomiso República, which was incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”.

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SUBSEQUENT EVENTS

CRESUD’s Series III and Series IV Notes

Under its Global Note Program for a principal amount of up to US$ 50,000,000, on July 21, 2010, Cresud issued two new series of Notes for an aggregate amount of Ps. 105.8 million:

Series III, for a principal amount of Ps. 35.6 million, maturing 21 months as from the date of issuance, accrues interest at a variable interest rate (BADLAR Private + 400 bps). Payment of principal of Series III will be made in three installments, due on October 17, 2011, January 16, 2012, and April 23, 2012.

Series IV for a US$-denominated amount equivalent to Ps. 70.2 million, maturing 24 months as from the date of issuance, accrues interest at a 7.75% interest rate per annum. Principal of Series IV Notes will be payable in 4 equal installments on October 17, 2011, January 16, 2012, April 16, 2010 and July 23, 2012.

Sale of La Juanita Farm

On September 3, 2010, Cresud executed a title deed whereby it sold and surrendered possession of the “La Juanita” farm, with a surface area of 4,302 hectares.

The transaction was agreed for a total price of Eighteen Million U.S. Dollars (US$ 18,000,000), payable as follows: (i) the sum of Four Million Five Hundred Thousand U.S. Dollars (US$ 4,500,000) was paid upon execution of the preliminary sales agreement; (ii) the sum of Twelve Million Five Hundred Thousand U.S. Dollars (US$ 12,500,000) was paid upon execution of the title deed, and the balance, i.e. the sum of One Million U.S. Dollars (US$ 1,000,000) will be paid by the Purchaser to Cresud on January 10, 2011. A first ranking mortgage has been set up for the Company’s benefit as security for payment of such balance. The sale resulted in a gain of approximately Ps. 49.6 million, which will be reflected on the Quarterly Financial Statements as of September 30, 2010.

IRSA’s Series II Notes

On July 20, 2010, IRSA issued non-convertibles notes for a principal amount of US$ 150 million (“Series 2 Notes”) under its Global Note Program for up to US$ 400 million in nominal value, maturing on July 20, 2020. The issue price was 97.838% of the nominal value and accrue interest at a nominal rate of 11.5% per annum, payable semi-annually on January and June 20, each year, commencing on January 20, 2011.

Sofora Offer

During this fiscal year, IRSA participated, together with other bidders, in a tender process for acquiring the 50% interest held by Telecom Italia SpA. and Telecom Italia International N.V. (“Telecom Italia Group”) in Sofora Telecomunicaciones S.A. (“Sofora”) and a call option in respect of the remaining 50% in Sofora, the company that indirectly owns the majority common stock capital of Telecom Argentina. To such end, on June 4, 2010, IRSA submitted a binding offer and a letter of credit for US$ 50.0 million to the Telecom Italia Group. As security for the reimbursement obligations under the referred letter of credit, a pledge was set up over 11% of Hersha’s shares and approximately US$ 43.5 million of Alto Palermo S.A.’s Notes purchased by IRSA.

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In late July, 2010, Telecom Italia resolved not to continue with the sale of Telecom Argentina, and concluded the process. Therefore, the pledges set up as security for the above mentioned letter of credit were released.

Extension of the term of the option to purchase the equity interest in Alto Palermo S.A (APSA)

As of the date of these financial statements, IRSA and Parque Arauco S.A. continue to finalize the legal and business structure that will support the referred option and have agreed to extend the option’s exercise date to September 21, 2010.

Acquisition of “Soleil Factory” Shopping Center’s Going Concern

On July 1, 2010, Alto Palermo S.A. (APSA) and INCSA executed the final instrument of partial transfer of Going Concern and Closing Minutes whereby INCSA transferred the going concern of the Shopping Center that does business under the name “Soleil Factory”, which started operations on the date referred to above.

The transaction was filed with the Argentine Antitrust Authority, which has not rendered a decision yet.

San Miguel de Tucumán Plot

We executed, through our subsidiary Alto Palermo, an offer for the purchase, construction and operation of a shopping center in a plot of land owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. The transaction is subject to certain conditions precedent.

Paraná Plot

On August 12, 2010 we executed the preliminary purchase agreement through our subsidiary Alto Palermo. The purchase price was US$ 0.5 million, payable as follows: i) U$S 0.05 million were paid as advance payment on July 14, 2009; and ii) US$ 0.1 million were paid upon execution of the preliminary agreement; and iii) US$ 0.35 million will be paid upon execution of the title deed of conveyance of property.

Torres Rosario Project

On April 14, 2010 and May 3, 2010 we sold, through our subsidiary Alto Palermo, the lots designated as 2A and 2E. The transaction price was US$ 4.2 million for lot 2A and US$ 1.4 million for lot 2E.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Operating Results

The following management’s discussion and analysis of our results of operations should be read together with our consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as “expect”, “anticipate”, “intend”, “believe” and similar language. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in the Annual Report and Financial Statements.

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2009 and 2010 relate to the fiscal years ended June 30, 2009 and 2010, respectively.

During the six-month period ended December 31, 2008, Cresud acquired directly and indirectly 68,712,008 additional shares of IRSA. Thus, Cresud’s interest in this company, directly and indirectly through its controlled companies, was 54.01% as of that date and, accordingly, as from October 1, 2008, it began to present its financial statements in consolidated form with IRSA’s in accordance with the provisions of Technical Resolution No. 21 of the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”).

Consequently, the Company’s consolidated financial statements at June 30, 2009 shown in the comparative balances include information in consolidated form with IRSA’s for the nine-month period from October 1, 2008 to June 30, 2009.

We maintain our accounting books and records in Pesos. Except as set forth in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores.

In order to comply with Comisión Nacional de Valores regulations, we discontinued inflation accounting as of March 1, 2003, and we recognize deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from Argentine GAAP. However, we believe that such departures have not had a material effect on our financial statements.

Effects of Devaluation and Economic Crisis

Most of our assets are located and our operations are performed in Argentina. Accordingly, our financial position and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year recession ended on the second quarter of 2002, the Argentine economy deteriorated sharply. Fiscal and commercial deficit and a fixed exchange rate (known as Convertibility Regime) combined with strong reliance on foreign capital and substantial outstanding foreign debt led to a sharp contraction of economic activity and a banking and fiscal crisis when substantial capital outflow began.

In response to the political and economic crisis, the Argentine government adopted measures to introduce substantial changes to the monetary and exchange regime, and to the regulatory

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framework to conduct business in the country. Between December 2001 and January 2002, Argentina uncoupled the peso from the U.S. dollar, rescheduled bank deposits, “pesified” debts denominated in U.S. dollars and suspended the payment of most of its public debt.

Several sectors of the Argentine economy were significantly affected by the modification of the exchange and regulatory regimes. In April 2002, the economy began to stabilize and there was a clear improvement in macroeconomic variables during the second half of the year, mainly as a result of increasing exports and decreasing imports. Although the devaluation of the peso had adverse consequences, it also led the commercial balance back to surplus, thus allowing the recovery of local production. As a result of the steep drop in the value of the peso against foreign currencies, along with the decrease in production costs measured in U.S. dollars, Argentine products became inexpensive goods in international export markets. In the same line, the cost of imported goods increased significantly, which allowed excess demand to redirect towards goods produced locally.

During the second half of 2002, Argentine GDP increased by 4.4% and the CPI was 8.0% for the six-month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 2002. The improvement in economic conditions, particularly the reduction in capital outflows, allowed the government to lift restrictions in respect of bank withdrawals established in November 2002.

Despite the improved economic conditions during the second half of 2002, GDP fell 10.9% over a twelve-month period, returning to 1993 values, investments decreased and inflation increased exponentially. The crisis had its most significant impact at social level. Unemployment grew from 12.9% to 19.7% between 1998 and 2002, real wages fell 24% in 2002, and the poverty rate increased from 29% of the population in 2000 to 52% in 2002.

In May 2003, President Néstor Kirchner reorganized the political environment. Macroeconomic indicators began to show signs of recovery, such as the GDP which grew 8.8% in 2003. The combination of solid fiscal and monetary policies held the CPI at bay at 3.5% during 2003. During that year, Argentina embarked in the restoration of its relationship with the IMF, removed from circulation all provincial and national quasi-currencies, and eliminated restrictions on deposits. The commercial balance recorded a surplus as a result of an increase in the price of commodities and export volumes. Social indicators also improved. The unemployment rate fell to 17.3% in 2003, and real wages started to recover.

Exceeding growth expectations, in 2004 the GDP increased 9.0% in comparison with 2003 and during 2005 the economy also expanded strongly at a rate of 9.2%. During 2006 and 2007 the Argentine economy, in terms of GDP, continued to grow at an annual rate of 8.5%. In 2008, economic growth reached 6.8%, combined with an anticipated expansion of 2.0% for the first quarter of 2009. Inflation during 2004 remained low although it doubled the 2003 rate; in 2005 the rate of inflation was 12.3%, in 2006 9.8%, in 2007 8.5%, in 2008 7.2%, and in the first half of 2009 2.2%.

In June 2005, the Argentine government ended the restructuring of a substantial portion of public debt which had been defaulted in December 2001. Argentina reduced its public debt from US$ 1,913 million to US$ 1,266 million, and negotiated lower interest rates and longer payment terms.

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During 2008, the global economy experienced a significant deterioration following the subprime mortgage crisis. As a result, Argentina faced a global scenario of economic depression and slowdown that might hinder economic growth. During 2009 and the first six-month period of 2010, however, some signs of recovery have been observed such as an increased level of activity in certain developed economies.

In fiscal year 2010, the Argentine government decided to reopen the swap of sovereign debt in default, so as to be able to reenter the international financial markets. The objective was for more than 60% of the holdouts to accept, so as to reach the 90% acceptance considering both swaps (2005 and 2010). In this way, it would be possible to set aside the motions for attachment of foreign based Argentine assets.

Although the Argentine economy has significantly recovered since the 2002 crisis, we cannot ensure that favorable conditions experienced in Argentina during recent years will continue in the future.

Factors affecting Comparability

Purchase and Sale of Farms

Our strategy includes the identification, acquisition, exploitation and selective disposition of rural properties that have attractive prospects for long-term value appreciation. As part of this strategy, from time to time we purchase and sell farms. The acquisition or disposition of farms in any given period may make the production results of that period difficult to compare to those of other periods.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities, tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Revenue Recognition

We derive our revenues primarily from (i) the production and sale of crops, beef cattle and milk, (ii) cattle feedlot operations, (iii) leasing of our farms to third parties and (iv) commodity brokerage activities.

Through the consolidation of our financial statements with IRSA’s, we record revenue mainly from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer finance transactions, and hotel operations.

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This section reflects our policies for revenue recognition as well as those of our controlled and under common control subsidiaries.

Agricultural business

Production. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Sales. We recognize revenue on sales of crops, beef cattle and milk when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

From time to time we sell properties which we consider not essential to our core operations in order to profit from real estate appreciation opportunities. We record farmland sales under the applicable accounting standards and do not recognize such sales until (i) the sale is consummated (a sale is not considered consummated until: (a) the parties are bound by the terms of a contract, (b) all contract terms and conditions have been considered, (c) any financing for which the seller is responsible has been arranged and (d) all conditions precedent to closing have been performed); (ii) we determine that the buyer’s initial and continuing investments in the property being sold are adequate to demonstrate its commitment to pay for the property (the adequacy is measured by its financial capacity and size compared with the sale value of the property); (iii) the corresponding receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer) and (iv) we have transferred to the buyer the usual risks and rewards of ownership and have no continuing substantial involvement in the property.

Real estate business

We record revenue from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer finance transactions, and hotel operations. This section reflects our policies for revenue recognition as well as those of our controlled and under common control subsidiaries.

Sales and Developments. We record revenue from the sale of property when all of the following criteria are met:

(a)	the sale has been carried out (a sale is not deemed to be carried out until (i) the parties are bound by the terms of a contract, (ii) all considerations have been exchanged, (iii) any permanent financing under the seller’s responsibility has been agreed, and (iv) all conditions precedent have been complied with);

(b)	we determine that the initial and continuing investment of the purchaser is appropriate to evidence a commitment to pay for the property (the appropriateness of the purchaser’s initial investment is measured by (i) its composition and (ii) its size compared to the sales price of the property);

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(c)	our receivable is not subject to any future condition (our receivable will not be placed or occupy any rank, category or position lower than the other obligations of the purchaser); and

(d)	we have transferred to the purchaser all the risks and benefits of ownership, and do not have a continuing participation in the property.

Generally, we enter into sale agreements with the purchasers of units for residential development before construction commences. According to this practice, we commence our marketing and sales efforts in accordance with the architectural designs already agreed and the model units. As a general rule, the purchasers pay a unit reservation fee and subsequently enter into sale agreements at a fixed price. The balance of the purchase price is payable upon delivery of the fully constructed unit.

The construction of these properties for residential development is carried out based on “turnkey” contracts with leading construction companies in Argentina and South America, which undertake to complete construction within a given period and budget, subject to routine exceptions.

We apply the percentage of completion method in respect of the sales of property developments under construction under fixed price contracts. Pursuant to this method, revenue is recognized based on the relationship between costs incurred and total estimated costs applied to the total price of the contract. We do not recognize revenue and costs until a decision is made to continue with the project and construction begins.

The percentage of completion accounting method requires management to prepare a cost budget (e.g. estimated completion costs) in relation to the sales of properties and/or units. Any changes to estimated completion costs are incorporated to the review of estimates during the contract term.

According to this accounting method, revenue from completed work may be recognized in the income statement for the period prior to that in which the actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as the most usual practice, whenever the purchasers of a property and/or unit make an initial payment in advance and pay monthly installments in cash before the commencement of construction, a liability is recorded as an advance from customers in the financial statements.

Rentals and services at office buildings and others. Rentals from lessees are accounted for as operating leases. Lessees pay a basic monthly rental. Revenue from rentals is recognized based on the straight-line method during the term of the lease.

Rentals and services at shopping centers. Rentals from lessees are accounted for as operating income. Generally, lessees pay a rental consisting in the higher value between (i) a basic monthly rental (the “Basic Rental”) and (ii) a specific percentage of monthly gross retail sales of the lessee (the “Percentage Rental”) (which generally ranges from 4% to 10% of gross sales of the lessee). In addition, pursuant to the rental indexation clause in most leases, the lessee’s Basic Rental is generally increased between 7% and 12% per year during the term of the lease. Certain lease agreements include provisions that set forth rentals based on a percentage of sales or based on a percentage of turnover exceeding a specified minimum. We determine compliance with specific goals and calculate the additional rental on a monthly basis as contemplated in the leases. Therefore, we do not recognize contingent rentals until the required minimum is exceeded.

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The term of our leases ranges between 36 and 120 months. Law No. 24,808 sets forth that lessees may terminate commercial leases after an initial period of six months by giving at least 60 days prior written notice, subject to a penalty of one month to one month and a half of rental if the lessee terminates the lease during the first year of the lease and one month of rental if the lessee terminated the lease after the first year.

We also charge our lessees a monthly management fee, which is prorated among the lessees in accordance with their lease prices and varies from one shopping center to the other, in relation to the common area administration and maintenance and the administration of contributions made by lessees to finance the promotion efforts of all the operations of shopping centers. Management fees are recognized on a monthly basis as accrued. In addition to rental, we generally charge an “admission fee” to lessees, i.e. a non-reimbursable admission fee that may be required from lessees upon execution and renewal of the lease. This admission fee is usually paid as a lump sum or in a small number of monthly installments. Admission fees are recognized using the straight-line method during the effective term of the respective leases. Additionally, leases in general provide for the reimbursement of the real estate tax, insurance, advertising costs and certain common area maintenance costs. These additional rentals and reimbursements to lessees are accounted for on an accrual basis.

We also derive revenue from visitor parking charges, and recognize parking revenue as services rendered.

Consumer financing transactions. We derive revenue from consumer financing transactions with credit cards which consist mainly in (i) commissions for discounts to storekeepers, that are recognized when the information on the transaction is received and processed by us, (ii) data processing services consisting in the processing and printing of the statements of account of credit cardholders, that are recognized as services rendered, (iii) life insurance and disability expenses charged to credit cardholders, that are recognized on an accrual basis, and (iv) interest income from financing and loan activities.

Hotels. We recognize income from room services, catering services and restaurant facilities, as accrued at the closing of operations on each business day.

Adoption by the Comisión Nacional de Valores of CPCECABA accounting standards

The Comisión Nacional de Valores issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting, with certain modifications, the new accounting standards previously issued by CPCECABA through its Resolution CD 93/2005. These standards became effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores relate to:

•	changes in the impairment test of long-lived assets; and

•	changes to deferred income tax accounting.

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Under the new standards, the carrying value of a long-lived asset is considered by a company to be impaired when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The new standards also provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

Segment Information

We are required to disclose segment information in accordance with Technical Resolution (“RT”) No. 18. RT No. 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

Agricultural business

We are primarily engaged in agricultural operations which are subject to risk, including market prices, weather conditions and environmental concerns. From time to time, we sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

For the fiscal years ended June 30, 2009 and 2010, our principal operations were carried out in Argentina, our country of domicile. In September 2005, we formed BrasilAgro to replicate our business strategy in Brazil.

As from fiscal year 2009, within the context of a number of transactions that represent us a new expansion of the agricultural business in South America as designed in its business plan, the Company commenced operations in the Republic of Bolivia, Republic of Paraguay and Republic of Uruguay. We conduct business in six business segments, organized primarily on a product line and geographical area basis, with each segment offering a variety of different but interrelated products:

•	Crops: this segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybean and sunflower (both domestic and international markets);

•	Beef cattle: this segment consists of (i) the raising and fattening of beef cattle from our owned cattle stock and (ii) the purchase and fattening of beef cattle, for sale to meat processors;

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•	Milk: this segment consists of the production of milk for sale to dairy companies;

•	Other: this segment consists of services and leasing of our farms to third parties, and commodity brokerage activities; and

•	Sales of farms: this segment includes the results from the sale of farms.

We evaluate the performance of our business segments based on the “segment operating income (loss)” which represents gross profit less selling and administrative expenses plus gains (losses) from inventory holding.

Real estate business

We have determined that the reportable business units are those based on management information generated by the company. Consequently, we have six reportable business units. These units are: “shopping centers”, “consumer financing”, “sales and developments”, “offices and other”, “hotels” and “financial and other transactions”.

Below is a general description of each segment:

•	Shopping centers. This segment includes the operating results from shopping centers, primarily composed of rental income and services received from lessees.

•

Consumer financing. We operate a consumer financing business based on credit card through Tarshop, the controlled subsidiary of our subsidiary APSA. Consumer financing transactions mainly consist of loans and services related to the credit card products we offer to consumers in shopping centers, hypermarkets and stores. We finance a substantial part of consumer financing activities through the securitization of credits underlying the originating accounts. Revenue from consumer financing transactions comes from interest earned from finance and loan activities, storekeeper commissions, life insurance and disability expenses and data processing fees, consisting in the processing and printing of the statement of account of the cardholder.

•	Sales and developments. This segment includes the operating results from the construction and/or sale of residential buildings.

•	Offices and other. This segment includes the operating results from rentals and services of offices and other buildings.

•	Hotels. This segment includes the operating results of hotels, which are primarily composed of revenue from rooms, catering services and restaurant.

•	Financial and other transactions. This segment basically includes revenue and costs associated with the sale of shares, other transactions related to securities and other secondary activities.

We measure reportable business units based on net income/(loss). Transactions between business units, if any, are accounted for at current market prices. We evaluate the performance of business units and allocate resources based on operating results. In most activities this does not depend on a single customer.

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Results of Operations of the Agricultural Business

Effective July 1, 2006, we adopted Technical Resolution (RT) No. 22, which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest; for example, the processing of milk into cheese.

Biological transformation comprises the processes of growth, degeneration, production and procreation that cause qualitative or quantitative changes in a biological asset. Biological assets are living unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested product of biological assets. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

The adoption of RT No. 22 did not have a material impact on our measurement and recognition of biological transformation. Rather, it changed the format of our income statement. Under RT No. 22 we break down the components of our costs as separate line items in the income statement. The adoption of RT No. 22 did not change our gross profit for any of the periods presented.

Prior to the adoption of RT No. 22, gains or losses from initial recognition of biological assets and agricultural produce as well as changes in biological assets were included as a deduction from cost of sales. Under RT No. 22 these changes are disclosed separately in the income statement under the line item titled “Production income”.

Also, prior to the adoption of RT No. 22, costs directly related to the transformation of biological assets and agricultural produce were also included as an addition to cost of sales. Under RT No. 22, these costs are disclosed separately in the income statement under the line item titled “Cost of production” due to the direct relationship to the transformation of biological assets and agricultural produce.

The adoption of RT No. 22 did not affect our recognition of revenue which is included in the line item titled “Sales” in our income statement. See Note 2.u) to our financial statements. As a result of the adoption of RT No. 22, our costs of sales show direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to purport that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

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In addition, under RT No. 22, the exhibits entitled “Cost of Sales” and “Cost of Production” included in our consolidated financial statements present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) decreases due to harvest; (e) increases resulting from business combinations, if any; (f) other changes.

The following terms used herein have the meanings specified below:

Production Income. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Cost of Production. Our cost of production consists of costs directly related to the transformation of biological assets and agricultural produce.

Sales. Our sales consist of revenue on the sales of crops, milk and cattle beef. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

Cost of Sales. Our cost of sales consists of: (i) the book value of the product sold at the time of sale and (ii) certain direct costs related to the sales of agricultural produce other than selling expenses.

Gain (loss) from inventory holding. Our gain (loss) from inventory holding consists of changes in the carrying amount of biological assets between the beginning and the results of operations in the futures and options exchange market (Mercado a Término).

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MANAGEMENT’S DISCUSSION OF RESULTS

Fiscal year ended June 30, 2010 compared to fiscal year ended June 30, 2009

Production income

Production income was Ps. 217.7 million for fiscal year 2010, 26.2% higher than the amount recorded for the previous fiscal year. This was primarily attributable to a Ps.36.7 million increase in our Crops segment, a Ps.2.7 million increase in our Beef cattle segment and a Ps.5.8 million increase in our Milk segment.

Crops – Local

Production income from our Crops segment increased 21.2%, from Ps.118.6 million for fiscal year 2009 to Ps.143.8 million for fiscal year 2010, primarily as a result of:

•

a 33.9% increase in total production volumes, from Ps.215,857 tons in fiscal year 2009 to 289,141 tons in fiscal year 2010, mainly due to an increase in volumes of corn 13.0%, soybean 71.0% and sorghum 19.7% harvested, partially offset by a decrease of 52.5% in volumes of wheat harvested and of 47.1% of sunflower harvested from year to year; and

•	a 7.4% decrease in average prices of grain production.

The 33.9% increase in the production volume from our Crops segment was mainly due to a 64.5% increase in our average yield, from 2.14 tons per hectare in fiscal year 2009 to 3.52 tons per hectare in fiscal year 2010, mainly due to the mix of grain harvested and favorable weather conditions. The surface area in operation for fiscal year 2009 was 100,925 hectares (including 8,067 hectares under concession through our subsidiary Agropecuaria Anta S.A.) whereas for fiscal year 2010 it was 82,088 (including 10,816 hectares under concession through our subsidiary Agropecuaria Anta S.A.).

As of June 30, 2010, the harvested area was 86.3% of our total sown area, compared to 94.8% as of June 30, 2009.

The following table shows the board prices(1) as of June 30, 2009 and 2010:

	Fiscal year ended June 30,
	2009	2010
	Ps.	Ps.
Wheat	654	632
Sunflower	770	930
Corn	450	480
Soybean	1,010	903

(1)	Rosario Commodities Exchange board prices

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Crops – International

Production income from our Crops segment increased 73.6%, from Ps.15.6 million in fiscal year 2009 to Ps.27.0 million in fiscal year 2010, mainly as a result of:

•

a 58.1% increase in global production volume from 21,174 tons in fiscal year 2009 to 33,475 tons in fiscal year 2010, mainly due to a 39.6% increase in volumes of soybean harvested and a 50.4% increase in volumes of corn harvested; and

•	a 9.8% increase in the average price of grain production.

The 58.1% increase in production volume of our Crops segment resulted mainly from a larger surface area under operation, from 9,950 hectares in fiscal year 2009 to 18,872 hectares in fiscal year 2010.

As of June 30, 2010, the harvested area was 96.3% of the total sown area, compared to 100% as of June 30, 2009.

In addition, the production volume of the Crops segment was adversely impacted by a 16.9% reduction in our average yield, from 2.13 tons per hectare in fiscal year 2009 to 1.77 tons per hectare in fiscal year 2010, mainly due to unfavorable weather conditions.

Beef cattle

Production income for the Beef cattle segment increased 15.0%, from Ps.18.1 million in fiscal year 2009 to Ps.20.8 million in fiscal year 2010, primarily as a result of:

•	a 42.3% increase in the average price of kilogram of cattle produced, from Ps.2.6 in fiscal year 2009 to Ps.3.7 million in fiscal year 2010,

•

a 20.4% decrease in beef production volume, from 7,112 tons during fiscal year 2009 to 5,659 tons in fiscal year 2010. The beef production volume in farms decreased 22.5% in fiscal year 2010 compared to fiscal year 2009, partially offset by a 14.9% higher production of heads finished in the feedlot compared to the previous year; and

•	a 28.7% decrease in births during fiscal year 2010 compared to fiscal year 2009.

The number of hectares dedicated to beef cattle production decreased from 128,859 hectares in fiscal year 2009 to 105,857 in fiscal year 2010. This was mainly due to a smaller number of hectares devoted to cattle production leased from third parties.

Milk

Production income for the Milk segment increased 28.8%, from Ps.20.2 million in fiscal year 2009 to Ps.26.0 million in fiscal year 2010. This increase was mainly due to:

•	a 23.7% increase in average prices of milk, from Ps.0.93 per liter in fiscal year 2009 to Ps.1.15 per liter in fiscal year 2010; and

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•

a 3.8% increase in milk production volumes, from 20.9 million liters in fiscal year 2009 to 21.7 million liters in this fiscal year. This increase in production volume was mainly due to (i) a slight increase in the average number of milking cows (from 3,286 in fiscal year 2009 to 3,297 in fiscal year 2010); and (ii) a slight increase of 3.5% in the efficiency level of average daily milk production per cow, from 17.4 liters in fiscal year 2009 to 18.0 liters in fiscal year 2010.

Cost of production

Cost of production decreased 4.0%, from Ps.210.4 million in fiscal year 2009 to Ps.201.9 million in fiscal year 2010. This decrease was mainly due to a 16.2 million decrease in our Crops segment, partially offset by a Ps. 5.6 million increase in our Beef cattle segment and a Ps.2.1 million increase in our Milk segment.

Crops – Local

Cost of production from our Crops segment decreased 16.8%, from Ps.159.1 million in fiscal year 2009 to Ps.132.3 million in fiscal year 2010, primarily as a consequence of:

•	a lower number of hectares in operation in own farms and farms leased from third parties in fiscal year 2010 compared to fiscal year 2009; and

•	a significant decrease in direct costs of production during fiscal year 2010 compared to fiscal year 2009, primarily as a result of lower prices of leases and supplies used (agrochemicals and seeds).

Total cost of production per ton decreased 38.4%, from Ps.740 in fiscal year 2009 to Ps.456 in fiscal year 2010, primarily as a result of lower direct costs of production and higher yields per hectare during fiscal year 2010 compared to fiscal year 2009 that allowed to dilute costs of production.

Crops – International

Cost of production from our Crops segment increased 63.2% from Ps.16.8 million in fiscal year 2009 to Ps.27.4 million in fiscal year 2010, mainly due to:

•	higher production volumes in fiscal year 2010 compared to fiscal year 2009; and

•	a larger number of hectares in operation in fiscal year 2010 compared to fiscal year 2009.

The total cost of production per ton increased 3.2% from Ps.794 in fiscal year 2009 to Ps.819 in fiscal year 2010, mainly due to higher direct costs of production compared to the previous fiscal year.

Milk

Cost of production for the Milk segment increased 11.5%, from Ps.18.3 million in fiscal year 2009 to Ps.20.4 million in fiscal year 2010. This increase was mainly due to:

•	a 3.8% increase in milk production volume in fiscal year 2010 compared to the previous fiscal year; and

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•	the impact of higher indirect costs. As a result of the above, cost of production per liter of milk increased from Ps.0.89 in fiscal year 2009 to Ps.0.94 in fiscal year 2010.

Sales

Total sales increased 32.7%, from Ps.1,254.7 million in fiscal year 2009 to Ps.1,664.6 million in fiscal year 2010. This was primarily due to a 36.8% increase in the Agricultural business, from Ps.239.4 million in fiscal year 2009 to Ps.327.4 million in fiscal year 2010 and a 31.7% increase in the Real estate business, from Ps.1,015.3 million in fiscal year 2009 to Ps.1,337.2 million in fiscal year 2010.

Agricultural business

Sales increased 36.8% from Ps.239.4 million in fiscal year 2009 to Ps.327.4 million in fiscal year 2010, primarily as a result of a Ps.30.2 million increase in the Crops segment, a Ps.21.6 million increase in the Beef cattle segment, a Ps.5.1 million increase in the Milk segment, a Ps.14.4 million increase in the Other segment, and a Ps.16.6 million increase in our Sales of farms segment.

Crops – Local

Sales from our Crops segment increased 11.4%, from Ps.147.7 million in fiscal year 2009 to Ps.164.5 million in fiscal year 2010, primarily as a consequence of:

•	a 16.5% increase in average prices of grains sold, from Ps.607 per ton in fiscal year 2009 to Ps.707 per ton in fiscal year 2010;

•	a 33.9% increase in production volume, from 215,857 tons in fiscal year 2009 to 289,141 tons in fiscal year 2010, generating a higher volume of crops as of the closing of this fiscal year; and

•	partially offset by a slight reduction of 6,406 tons in crops sold in fiscal year 2010 compared to the previous fiscal year.

	Crops Inventories (in tons) (1)
	Fiscal year ended June 30,
	2008	2009	Change
Inventories at the beginning of the fiscal year	112,174	77,449	(34,725)
Purchases	8,316	22,845	14,530
Production	222,181	253,051	30,870
Sales	(244,853)	(238,447)	6,406
Transfer of unharvested crops to expenses	(20,369)	(24,599)	(4,230)

Inventories at the end of the fiscal year	77,449	90,299	12,850

(1)	Includes silage stocks.

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Crops – International

Sales from our Crops segment increased 79.5% from Ps.16.8 million in fiscal year 2009 to Ps.30.1 million in fiscal year 2010, mainly as a result of:

•

a 91.1% increase in sales volume, from 18,661 tons in fiscal year 2009 to 35,658 tons in fiscal year 2010, mainly due to a higher production volume of crops in this fiscal year and a larger initial inventory of crops due to the start of production activities during fiscal year 2009; and

•	slightly offset by a 6.3% reduction in the average price per ton sold, from Ps.899 in fiscal year 2009 to Ps.842 in fiscal year 2010.

	Crops Inventory (in tons)
	Fiscal Year ended June 30,
	2009	2010	Variation
Inventories at the beginning of the fiscal year	—	2,513	2,513
Purchases	—	—	—
Production	21,174	33,475	12,301
Sales	(18,661)	(35,658)	(16,997)
Transfer of unharvested crops to expenses	—	(326)	(326)

Inventories at the end of the fiscal year	2,513	4	(2,509)

Beef cattle

Sales from our Beef cattle segment increased 122.6%, from Ps.17.6 million in fiscal year 2009 to Ps.39.3 million in fiscal year 2010, primarily as a result of:

•	a 40.2% increase in beef sales volume, from 6,348 tons in fiscal year 2009 to 8,898 tons in fiscal year 2010; and

•	a 58.6% increase in the average price per kilogram sold, from Ps.2.78 in fiscal year 2009 to Ps.4.41 in fiscal year 2010.

The average cattle stock decreased from 95,437 heads in fiscal year 2009 to 79,488 heads in fiscal year 2010, primarily as a result of the higher volume of sales described above and a reduction of our herd in the “Los Pozos” farm.

Sales of farms

Sales from our Sales of farms segment increased 847.3% from Ps.2.0 million in fiscal year 2009 to Ps.18.6 million in fiscal year 2010, mainly as a consequence of:

Fiscal year 2010

•

On June 15, 2010, we signed the deed of sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of Ps.18.6 million (US$ 4.8 million), which were fully collected.

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Fiscal year 2009

•

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of Ps.1.1 million (US$ 0.36 million) paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The result of this transaction was recognized in fiscal year 2008 in accordance with Technical Resolution No. 17; and

•

On April 7, 2009, we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of Ps.2.0 million (US$ 0.5 million), that was collected in full as of the date of these financial statements.

Other

Sales from our Other segment increased 40.1%, from Ps.36.0 million in fiscal year 2009 to Ps.50.5 million in fiscal year 2010, mainly due to:

•	a Ps13.1 million increase in commodity brokerage services; and

•	a Ps.1.4 million increase for services to third parties, resale of raw materials, and others.

Real estate business

Sales from our Real estate business increased 31.7% from Ps.1,015.3 million to Ps.1,337.2 million in fiscal year 2010. This was caused mainly by a Ps.374.5 million increase in the Offices and other, Shopping centers, Hotels, and Consumer financing segments, partially offset by a Ps.52.5 million reduction in the Sales and developments segment.

Cost of sales

Total cost of sales increased 23.6% from Ps.640.8 million for fiscal year 2009 to Ps.792.2 million in fiscal year 2010. This was mainly due to a 41.4% increase in the Agricultural business, from Ps.204.8 million in fiscal year 2009 to Ps.289.7 million in fiscal year 2010 and a 15.3% increase in the Real estate business from Ps.435.9 million in fiscal year 2009 to Ps.502.5 million in fiscal year 2010.

Agricultural business

Cost of sales for fiscal year 2010 increased 41.4% from Ps.204.8 million in fiscal year 2009 to Ps.289.7 million in fiscal year 2010, primarily as a result of a Ps.30.7 million increase in the Crops segment, a Ps.30.4 million increase in the Beef cattle segment, a Ps.5.1 million increase in the Milk segment, a Ps.13.9 million increase in the Other segment, and a Ps.4.7 million increase in the Sales of farms segment.

The cost of sales as a percentage of sales was 85.6% in fiscal year 2009 and 88.5% in fiscal year 2010.

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Crops – Local

Cost of sales from our Crops segment increased 13.9%, from Ps. 130.1 million in fiscal year 2009 to Ps.148.1 million in fiscal year 2010, primarily as a result of:

•	a 16.5% increase in the average market price of grains in fiscal year 2010; and

•	slightly offset by a 2.6% reduction in the volume of tons sold compared to the previous fiscal year.

The average cost per ton sold increased 16.9%, from Ps.531 in fiscal year 2009 to Ps.621 in fiscal year 2010, mainly as a result of the higher average market prices of grains.

Crops – International

Cost of sales from our Crops segment increased 84.7% from Ps.14.9 million in fiscal year 2009 to ps.27.6 million in fiscal year 2010, mainly as a result of:

•	a 91.1% increase in the volume of sales of crops in fiscal year 2010 compared to the previous fiscal year; and

•	partially offset by a 6.3% reduction in the average price per ton of crops, from Ps.899 in fiscal year 2009 to Ps.842 in fiscal year 2010.

The average cost per ton decreased 3.3%, from Ps.799 in fiscal year 2009 to Ps.773 in fiscal year 2010.

Beef cattle

Cost of sales from our Beef cattle segment increased 187.5%, from Ps.16.2 million in fiscal year 2009 to Ps.46.7 million in fiscal year 2010, primarily as a result of:

•	a 40.2% increase in the beef sales volume in fiscal year 2010 compared to fiscal year 2009;

•	a 58.6% increase in the average price per kilogram, from Ps.2.78 in fiscal year 2009 to Ps.4.41 fiscal year 2010; and

•	a reduction in our cattle herd in the “Los Pozos” farm.

Milk

Cost of sales from our Milk segment increased 26.4%, from Ps.19.3 million in fiscal year 2009 to Ps.24.4 million in fiscal year 2010, primarily as a result of:

•	a 23.7% increase in the level of prices of milk which had an impact on the cost of sales; and

•	a 3.0% increase in the sale volume of milk.

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Sales of farms

Cost of sales from our Sales of farms segment increased significantly, from Ps.0.1 million in fiscal year 2009 to Ps.4.8 million in fiscal year 2010, mainly as a consequence of:

Fiscal year 2010

•	the cost of sales of 12,701 hectares of our “Tali Sumaj” farm was Ps.4.8 million.

Fiscal year 2009

•	the cost of sales of 1,829 hectares of our El Recreo farm was Ps.0.2 million; and

•	the cost of sales of 1,658 hectares of our Los Pozos farm was Ps.0.1 million.

Other

Cost of sales from our Other segment increased 57.4%, from Ps.24.2 million in fiscal year 2009 to Ps.38.1 million in fiscal year 2010, primarily as a result of higher costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com and costs generated by services to third parties, resale of raw materials and others.

Real estate business

Cost of sales from our Real estate business increased 15.3%, from Ps.435.9 million in fiscal year 2009 to Ps.502.5 million in fiscal year 2010. This was mainly due to a Ps.137.2 million increase in the Offices and other, Shopping Centers, Hotels and Consumer financing segments, partially offset by a Ps.70.6 million reduction in the Sales and developments segment.

Gross profit

As a result of the above mentioned factors, gross profit increased 54.2%, from Ps.576.0 million in fiscal year 2009 to Ps.888.2 million in fiscal year 2010. This was mainly due to a significant increase in our Agricultural business, from a Ps.3.4 million loss in fiscal year 2009 to a Ps.53.5 million profit in fiscal year 2010 and a 44.1% increase in the Real estate business, from a Ps.579.4 million profit in fiscal year 2009 to a Ps.834.7 million profit in fiscal year 2010.

Agricultural business

As a result of the above mentioned factors, gross profit increased significantly, from a Ps.3.4 million loss in fiscal year 2009 to a Ps.53.5 million profit in fiscal year 2010. Our gross margin, calculated as our gross profit divided by our production income, was 2.0% negative for fiscal year 2009 and 24.6% positive for fiscal year 2010.

Crops – Local

Gross profit from our Crops segment increased 221.9%, from a Ps.22.9 million loss in fiscal year 2009 to a Ps.27.9 million profit in this fiscal year.

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Crops – International

Gross profit from our Crops segment increased 238.9%, from Ps.0.7 million in fiscal year 2009 to Ps.2.2 million during the current fiscal year.

Beef cattle

Gross profit from our Beef cattle segment decreased 356.3%, from a Ps.3.3 million profit in fiscal year 2009 to Ps.8.4 million loss in fiscal year 2010.

Milk

Gross profit from our Milk segment increased 200.9%, from Ps.1.9 million in fiscal year 2009 to Ps.5.7 million in fiscal year 2010.

Sales of farms

Gross profit from our Sales of farms segment increased 636.3% from Ps.1.9 million in fiscal year 2009 to Ps.13.7 million in fiscal year 2010.

Other

Gross profit from our Other segment increased 4.7%, from Ps.11.8 million in fiscal year 2009 to Ps.12.4 million in fiscal year 2010.

Real estate business

Gross profit from our Real estate business increased 44.1% from Ps.579.4 million in fiscal year 2009 to Ps.834.7 million in fiscal year 2010. This was mainly due to a Ps.147.5 million increase in the Shopping centers segment and a Ps.107.8 million increase in the Sales and developments, Offices and other, Hotels and Consumer financing segments.

Selling expenses

Total selling expenses increased 3.3% from Ps.212.5 million in fiscal year 2009 to Ps.219.4 million for fiscal year 2010. Selling expenses for fiscal years 2009 and 2010 include Ps.187.3 million and Ps.185.4 million from the Real estate business, respectively.

Agricultural business

Selling expenses of our Agricultural business increased 35.1% from Ps.25.2 million in fiscal year 2009 to Ps.34.0 million in fiscal year 2010. Selling expenses of our Crops, Beef cattle and Other segments represented 81.1%, 7.5% and 9.9%, respectively, from the total selling expenses as of June 30, 2010.

Crops – Local

Selling expenses of our Crops segment as a percentage of sales increased from 12.6% in fiscal year 2009 to 14.1% in fiscal year 2010, as a result of the increase in average sales prices of commodities in fiscal year 2010. Selling expenses per ton of grain sold increased 27.6%, from Ps.76 per ton in fiscal year 2009 to Ps.97 per ton in fiscal year 2010, primarily as a result of higher cost of freight, conditioning and storage.

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Crops – International

Selling expenses of our Crops segment as a percentage of sales increased slightly, from 14.3% during fiscal year 2009 to 14.9% in fiscal year 2010. Selling expenses per ton of grain sold decreased 2.3%, from Ps.129 per ton during fiscal year 2009 to Ps.126 per ton in fiscal year 2010.

Beef cattle

Selling expenses of our Beef cattle segment as a percentage of sales decreased slightly, from 7.5% in fiscal year 2009 to 6.5% in fiscal year 2010.

Milk

Milk sales did not generate significant selling expenses as all the production was marketed directly to dairy producers.

Other

Selling expenses of our Other segment as a percentage of sales decreased slightly from 6.9% in fiscal year 2009 to 6.6% in fiscal year 2010.

Real estate business

Selling expenses from the Real estate business decreased 1.0%, from Ps.187.3 million in fiscal year 2009 to Ps.185.4 million in fiscal year 2010. This was mainly due to a Ps.20.1 million reduction in the Offices and other and Consumer financing segments, partially offset by a Ps.18.2 million increase in the Sales and developments, Shopping centers and Hotels segments.

Administrative expenses

Total administrative expenses increased 78.0%, from Ps.134.7 million in fiscal year 2009 to Ps.239.7 million in fiscal year 2010. Fiscal years 2009 and 2010 include Ps.102.6 million and Ps.195.3 million, respectively, from the Real estate business.

Agricultural business

Administrative expenses from our Agricultural business increased 38.3% from Ps.32.1 million in fiscal year 2009 to Ps.44.4 million in fiscal year 2010.

Crops – Local

Administrative expenses increased 14.8% from Ps.16.9 million in fiscal year 2009 to Ps.19.4 million in fiscal year 2010, mainly due to the increase in Salaries and wages and social security contributions resulting from compensation increases, an increase in Office and administration expenses mainly resulting from higher rental expenses of our main offices, and higher Bank commissions and expenses.

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Crops – International

Administrative expenses increased 138.7%, from Ps.3.0 million in fiscal year 2009 to Ps.7.2 million in fiscal year 2010, mainly due to the addition of our international businesses in Bolivia and Paraguay during this fiscal year compared to the start of activities in the previous fiscal year.

Beef cattle

Administrative expenses increased 36.4% from Ps.9.0 million in fiscal year 2009 to Ps.12.3 million in fiscal year 2010, mainly as a result of higher Salaries and wages and social security contributions resulting from compensation increases, an increase in Office and administration expenses mainly due to higher rental expenses of our main offices, and higher Bank commissions and expenses.

Milk

Administrative expenses increased 37.6% from Ps. 1.6 million in fiscal year 2009 to Ps.2.2 million in fiscal year 2010, primarily as a result of higher Salaries and wages and social security contributions resulting from compensation increases, an increase in Office and administration expenses mainly due to higher rental expenses of our main offices, and higher Bank commissions and expenses.

Sales of farms

Administrative expenses increased significantly, from Ps.0.1 million in fiscal year 2009 to Ps.1.3 million in fiscal year 2010, mainly as a result of an increase in the share of this segment.

Other

Administrative expenses increased 36.3% from Ps.1.3 million in fiscal year 2009 to Ps.1.8 million in fiscal year 2010, primarily as a result of higher Salaries and wages and social security contributions resulting from compensation increases, an increase in Office and administration expenses mainly due to higher rental expenses of our main offices, and higher Bank commissions and expenses.

Real estate business

Administrative expenses from the Real estate business increased 90.4%, from Ps.102.6 million in fiscal year 2009 to Ps.195.3 million in fiscal year 2010. This resulted mainly from a Ps.92.7 million increase in the Sales and developments, Offices and other, Shopping centers, Hotels and Consumer financing segments.

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Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value increased 266.3% from a Ps.9.2 million gain during fiscal year 2009 to a Ps.33.8 million gain in fiscal year 2010, derived from the Real estate business.

Gain (loss) from inventory holding

Our gain (loss) from inventory holding increased significantly, from a Ps.0.4 million loss in fiscal year 2009 to a Ps.86.6 million gain in fiscal year 2010. Fiscal years 2009 and 2010 include a Ps.0.9 million and Ps.1.1 million gain as a result of the Real estate business, respectively.

Agricultural business

Crops – Local

Our gain (loss) from inventory holding increased significantly, from a Ps.0.7 million loss in fiscal year 2009 to a Ps.1.5 million gain in fiscal year 2010, mainly as a result of a higher gain from inventory holding in grains and supplies, due to an increase in market prices, partially offset by a loss from transactions in the Futures and Options Exchange Market (Mercado a Término).

Crops – International

Our gain (loss) from inventory holding decreased 46.4%, from a Ps.0.2 million loss in fiscal year 2009 to a Ps.0.3 million loss in fiscal year 2010, mainly as a result of a loss in inventory holding in grains and supplies, due to a decrease in market prices.

Beef cattle

Our gain (loss) from inventory holding increased significantly, from a Ps.0.9 million loss in fiscal year 2009 to a Ps.84.3 million gain in fiscal year 2010, primarily as a result of an increase in average market prices and changes of cattle category in the current fiscal year.

Other

Our gain (loss) from inventory holding decreased 126.9% from a Ps.0.4 million gain in fiscal year 2009 to a Ps.0.1 million loss in fiscal year 2010, mostly due to a decrease in average prices of minor products.

Real estate business

Our gain (loss) from inventory holding of the Real estate business increased 17.6%, from a Ps.0.9 million gain in fiscal year 2009 to a Ps.1.1 million gain in fiscal year 2010. This was mainly due to a Ps.0.9 million increase in the Sales and developments segment, offset by a Ps.0.7 million reduction in the Offices and other segment compared to the previous fiscal year.

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Gain (loss) from investment in Tarjeta Shopping’s trusts

Our gain (loss) from inventory holding of our investment in Tarjeta Shopping trusts increased 268.3%, from a Ps.22.3 million loss in fiscal year 2009 to a Ps.37.5 million gain in fiscal year 2010.

Operating income (loss)

As a result of the above-mentioned factors, operating income (loss) increased 172.5%, from a Ps.215.4 million gain in fiscal year 2009 to a Ps.587.0 million gain in fiscal year 2010.

Agricultural business

Operating income (loss) from the Agricultural business increased 197.6% from a Ps.62.0 million loss in fiscal year 2009 to a Ps.60.6 million gain in fiscal year 2010.

Crops – Local

Operating income (loss) from this segment increased 77.8% from a Ps.59.2 million loss in fiscal year 2009 to a Ps.13.1 million loss in fiscal year 2010.

Crops – International

Operating income (loss) from this segment decreased 96.4%, from a Ps.4.9 million loss in fiscal year 2009 to a Ps.9.7 million loss in fiscal year 2010.

Beef cattle

Operating income (loss) from this segment increased significantly, from a Ps.7.9 million loss in fiscal year 2009 to a Ps.61.0 million gain in fiscal year 2010.

Milk

Operating income (loss) from this segment increased significantly, from a Ps.0.1 million loss in fiscal year 2009 to a Ps.2.9 million gain in fiscal year 2010.

Sales of farms

Operating income (loss) from this segment increased significantly, from a Ps.1.7 million gain in fiscal year 2009 to a Ps.12.4 million gain in fiscal year 2010.

Other

Operating income (loss) from this segment decreased 15.6% from a Ps.8.4 million gain in fiscal year 2009 to a Ps.7.1 million gain in fiscal year 2010.

Real estate business

Operating income (loss) from the Real estate business increased 89.8%, from a Ps.277.4 million gain in fiscal year 2009 to a Ps.526.4 million gain in fiscal year 2010. This was mainly due to a Ps.218.0 million increase in the Shopping centers and Consumer financing segments, and to a lesser extent to a Ps.31.0 million increase in the Sales and developments, Offices and other and Hotels segments.

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Amortization of goodwill

The amortization of goodwill increased 35.2%, from a Ps.32.3 million gain during fiscal year 2009 to a Ps.43.7 million gain in fiscal year 2010. This was mainly due to a Ps.8.3 million increase in the amortization of negative goodwill from the acquisition of our equity interest in our controlled company IRSA and a Ps.3.0 million increase from our share in BrasilAgro.

Net financial results

We had a net financial income of Ps.44.7 million in fiscal year 2009, and a Ps.201.3 million loss in fiscal year 2010. This was primarily due to:

•	non-recurrent income of Ps.176.6 million in fiscal year 2009 generated by the repurchase of Notes issued by our subsidiaries IRSA and Alto Palermo S.A.;

•	a higher loss of Ps.29.2 million in net financial interest recorded in fiscal year 2010;

•	a lower gain of Ps.26.7 million generated by the results from hedging transactions in fiscal year 2010;

•	a lower gain of Ps.44.9 million generated by the results from financial and other transactions in fiscal year 2010;

•	a lower gain of Ps.4.0 million generated by translation differences in fiscal year 2010; and

•	a lower loss Ps.35.3 million generated by net exchange differences in fiscal year 2010.

Our net financial loss in fiscal year 2010 is mainly due to (i) a Ps.158.5 million loss from the negative impact of interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; (ii) a Ps.45.6 million loss generated by net exchange differences mainly as a result of a higher liability position in US dollars; and (iii) a Ps.4.9 million loss derived from holding results from the placement of funds and other financial transactions.

The above-mentioned losses ser positively offset by (i) a Ps.5.4 million gain mostly generated by foreign exchange futures – NDF, and (ii) a Ps.2.3 million gain generated by translation differences during fiscal year 2010 from the consolidation with our subsidiary established in the Republic of Uruguay. It should be pointed out that the average exchange rate increased 3.6%, from $/US$ 3.777 at the end of fiscal year 2009 to $/US$ 3.911 at the end of fiscal year 2010.

Gain (loss) on equity investees

Gain on our equity investees increased 158.4%, from Ps.49.2 million in fiscal year 2009 to Ps.127.1 million in fiscal year 2010. This was primarily due to:

•

an increase of Ps.36.5 million in fiscal year 2010 with respect to our investment in IRSA. The result from our investment in IRSA in fiscal year 2010 includes a Ps.6.2 million loss due to the amortization of higher values generated by the business combination. The 42.7 million loss for fiscal year 2009 includes a Ps.33.6 million loss from our investment in IRSA and a Ps.9.1 million loss from the amortization of higher values generated by the above mentioned effect;

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•	an increase of Ps.70.2 million in fiscal year 2010 due to income from related companies in our Real estate business;

•

a decrease of Ps.11.3 million in fiscal year 2010 with respect to our equity interest in BrasilAgro. The result from our investment in BrasilAgro was a Ps.1.8 million gain for fiscal year 2009, compared to a Ps.9.5 million loss for fiscal year 2010;

•

a decrease of Ps.18.5 million in fiscal year 2010 with respect to our equity interest in Cactus Argentina S.A. The result from our investment in Cactus was a Ps.2.6 million loss for fiscal year 2009, compared to a Ps.21.1 million loss for fiscal year 2010; and

•

an increase of Ps.1.1 million in fiscal year 2010 mainly as a result of our equity interest in AgroUranga S.A. The result from our investment in such company was a Ps.2.9 million gain in fiscal year 2009, compared to a Ps.3.7 million gain in fiscal year 2010.

Other income and expenses, net

Other income and expenses, net, represented a net expense of Ps.16.5 million and Ps.19.7 million in fiscal years 2009 and 2010, respectively. These results were mainly due to the negative impact from the tax on personal assets payable by the Company on behalf of its shareholders as required under Argentine legislation and to a lesser extent, to the impact from donations.

Management fee

Under the consulting agreement entered into with Consultores Assets Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.13.6 million in fiscal year 2009 and Ps.20.6 million in fiscal year 2010.

Income tax

Our income tax expense was Ps.92.7 million in fiscal year 2009 and Ps.145.9 million in fiscal year 2010. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agricultural business derive from valuation of cattle stock and fixed assets sale and replacement, while those corresponding to the Real estate business derive from the sale and replacement of fixed assets.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%), has been applied to the identified temporary differences and tax losses.

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Minority interest

Our minority interest was a Ps.94.2 million loss for fiscal year 2009 and a Ps.184.8 million loss in fiscal year 2010.

Net income

Due to the above-mentioned issues, our net income increased 48.8%, from Ps.124.6 million for fiscal year 2009 to Ps.185.4 million in fiscal year 2010.

IFRS Implementation Plan: Progress Report

On April 29, 2010, our Board of Directors approved a specific plan for implementing the International Financial Reporting Standards (IFRS). In conformity with the planned schedule, the Company is set to start training its own accounting and tax area personnel and that of its subsidiaries and related companies in the coming quarter and expects to have completed the training in the next fiscal year. Besides, as soon as all requisite submissions and filings of the Company’s financial statements as of June 30, 2010 have been complied with, work will start in the process to prepare an initial diagnosis of the differences between standards. This process is estimated to be carried out in the next fiscal year.

Having monitored the specific plan for implementing the IFRS, our Board has not become aware of any circumstance calling for changes in the plan and/or hinting at any potential deviation from the stipulated objectives and terms.

Service sharing agreement entered into with IRSA and Alto Palermo

In view of the fact that our Company, IRSA and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

As a result, on June 30, 2004 our Company, IRSA and APSA entered into a Framework Agreement for the Exchange of Corporate Services, which was amended on August 23, 2007, August 14, 2008 and November 27, 2009.

At present, the Framework Agreement for the Exchange of Corporate Services among our Company, IRSA and APSA includes the following areas for purposes of the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided.

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Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010 we entered into a new amendment to the service sharing agreement with IRSA and APSA so as to simplify the issues arising from the consolidation of the financial statements resulting from the increase or our investment in IRSA. In this regard, our Board of Directors has deemed it convenient and advisable for achieving such simplification, to unify in the Company and to assign to Cresud IRSA’s and APSA’s employment agreements. Effective since January 1, 2010, labor costs of such employees were transferred to our payroll, which will continue to be distributed pursuant to the conditions of the Shared Services Agreement.

In the future, and in order to follow the policy of making the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by the Company with IRSA and APSA.

It should be noted that, notwithstanding this procedure, the Company, IRSA and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. In addition, Alejandro Gustavo Elsztain is the General Coordinator while the operation and implementation are the responsibility of Daniel E. Mellincovsky on behalf of our Company, Cedric Bridger on behalf of IRSA, and Abraham Perelman on behalf of APSA, all of whom are members of the Audit Committees of their respective companies.

PROSPECTS FOR NEXT YEAR

Prospects for the next fiscal year are favorable to agricultural and cattle raising production. We will be planting more than 115,000 hectares through Cresud in Argentina, Bolivia and Paraguay, and 65 thousand hectares through BrasilAgro.

The context looks appealing: beef cattle and dairy prices have remained firm and prospects for land prices are promising. We note a significant inflow of investors interested in the agribusiness sector, a circumstance that translates into the future possibility of selling appreciated farms, as we have done recently.

In terms of land value enhancement and transformation, we will continue to develop our land in Salta and Paraguay increasing the surface area allocated to agricultural operations in said locations by more than 50%, with the aim being an increase from 17 thousand to 27 thousand hectares as well as the development of a further 15 thousand hectares to go into production in the year 2012. In the Province of Salta, in addition to further enhancing properties for agricultural production, we also intend to increase the area intended for cattle breeding. As regards the first 3,000 hectares developed in Paraguay the previous year, which have gone into production during the year that has come to a close, we expect their yields to exhibit good performance as has been the case with the stabilized hectares in Agropecuaria Anta, capturing the extended land appreciation.

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In Argentina we will continue with our strategy of supplementing agriculture in our own farms with agricultural activities in leased farms and in farms under concession. As regards leases, we will focus on farms closer to nucleus areas with more stable yields. In terms of our interest in the meat packing plant through Exportaciones Agroindustriales Argentinas S.A., we are assessing the courses of action to take in light of the industry’s outlook. Finally, as concerns our dairy business, following the sale of the La Juanita farm we will focus on milk production in our state-of-the-art dairy facility in El Tigre, which we plan to operate at full capacity.

Along the lines of our regional penetration strategy, we will complete the process to purchase BrasilAgro’s stake currently held by Tarpon Investimentos, which is in turn aligned with the objective to put together a regional portfolio with major development and appreciation potential.

Agribusiness offers very interesting prospects. We believe that companies such as Cresud, with a track record going back so many years and vast industry knowledge will have outstanding possibilities of taking advantage of the best opportunities arising in the market.

Corporate Governance

At Cresud we conceive that the conduct of corporate business should be governed by a rigorous scheme of good corporate governance practices, in strict compliance with our bylaws and applicable laws, and in an environment in which corporate bodies permanently interact and operate in accordance with the regulations in force. In this way, we are able to protect the interests of our corporation and our shareholders alike.

The Company is subject to the provisions of the Sarbanes Oxley Act; therefore, it assures the effectiveness of its internal control system for financial reporting purposes. Through the passage and enforcement of its Code of Ethics, it strictly observes the highest international standards with a view to protecting its investors. In addition, a summary of the most significant differences between Cresud’s corporate governance practices and the practices applied by US companies as per the standards set by the New York Stock Exchange (NYSE) for such companies may be consulted in Spanish and English in the Company’s web page (www.CRESUD.com.ar). Therefore, for further illustration we refer to Exhibit I to this Annual Report, which includes the corporate governance report required by the Corporate Governance Code implemented by General Resolution No. 516/2007 issued by the Argentine Securities Commission (hereinafter, the “Code” and the “CNV”, respectively) including a brief description of certain matters related to the decision taking processes and internal control system as of the date of this Annual Report.

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BOARD OF DIRECTORS AND SENIOR MANAGEMENT

a) Directors, Alternate Directors and Senior Management

Our Company is managed by a board of directors, which consists of ten titular directors and five alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at shareholders’ meetings held on October 10, 2007, October 31, 2008 and October 29, 2009, for terms expiring in the years 2010, 2011 and 2012, respectively.

Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires (2)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/11	10/31/08	1994
Saúl Zang	12/30/1945	First vice-chairman	06/30/11	10/31/08	1994
Alejandro G. Elsztain	03/31/1966	Second vice-chairman and CEO	06/30/10	10/10/07	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/12	10/29/09	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/12	10/29/09	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/10	10/10/07	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/10	10/10/07	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/12	10/29/09	2006
Daniel E. Mellincovsky	01/17/1948	Director	06/30/11	10/31/08	2008
Alejandro G. Casaretto	10/15/1952	Director	06/30/11	10/31/08	2008
Salvador D. Bergel	04/17/1932	Alternate director	06/30/11	10/31/08	1996
Juan C. Quintana Terán	06/11/1937	Alternate director	06/30/11	10/31/08	1994
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/11	10/31/08	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/10	10/10/07	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/10	10/10/07	2007

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders’ meeting.

Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, Daniel Elias Mellicovsky, Enrique Antonini and Eduardo Kalpakian qualify as independent directors, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of Alto Palermo, IRSA, Consultores

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Assets Management S.A., BACS Banco de Crédito & Securitización S.A. (“BACS”), and Banco Hipotecario S.A., among other companies. He is also vice-chairman of the board of directors of E-Commerce Latina S.A. and director of BrasilAgro and Hersha Hospitality Trust. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association and the Inter-American Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is also first vice-chairman of the board of directors of IRSA and Shopping Alto Palermo S.A., and vice-chairman of Alto Palermo, Puerto Retiro and Fibesa; and director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He is chairman of Inversiones Ganaderas S.A. and Cactus Argentina. He is also second vice-chairman of IRSA and executive vice-chairman of Alto Palermo and Shopping Alto Palermo S.A. He is a member of the board of directors of Futuros y Opciones S.A. Mr. Alejandro G. Elsztain is the brother of our chairman, Eduardo S. Elsztain, and cousin of Fernando A. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of Banco Hipotecario, among others.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed management functions at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial entities and companies.

Fernando A. Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our chief executive officer Alejandro Elsztain and of our chairman Eduardo S. Elsztain.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a Director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A., and director of REM Sociedad de Bolsa S.A.

David A. Perednik. Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and Alto Palermo.

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Daniel E. Mellincovsky. Mr. Mellincovsky obtained a degree in accounting from the School of Economic Sciences of the University of Buenos Aires (Universidad de Buenos Aires). He has been director in several companies of the agro industrial and food distribution sectors. He has also been director at financial entities and hotel businesses.

Alejandro Casaretto. Mr. Casaretto obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Technical Manager, a farm manager and has been a technical coordinator since 1975.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also an alternate director of IRSA and Alto Palermo.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of IRSA and Alto Palermo.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad del Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associate of the Zang, Bergel & Viñes law firm until June 2002, when he joined our in-house legal team.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He also served as a director of IRSA from 1993 to 2002. He is a member of the Argentine Banking Lawyers Committee (Comité de Abogados de Bancos de la República Argentina) and the International Bar Association.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business administration from the University of Belgrano (Universidad de Belgrano). He has also an MBA from the CEMA University of Argentina. He has been a director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina, and is currently vice-chairman of the board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Employment contracts with our directors and certain senior managers

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, David Perednik and Alejandro Casaretto are employed by us under the Labor Contract Law No. 20744. Alejandro Bartolomé and Carlos Blousson, senior managers of our Company, are also subject to the above mentioned Law. Law No. 20744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

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Management

Appointment of Senior Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

Information on Senior Management

The following table shows information about our current senior managers:

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Alejandro Bartolomé	12/09/1954	Chief Executive Officer of the Argentine Operation	2008
Carlos Blousson	09/21/1963	Chief Executive Officer of the International Operation (Paraguay/ Bolivia/ Uruguay)	2008
Alejandro Casaretto	10/15/1952	Regional Manager of Agricultural Real Estate	2008
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	1997

The following is a biographical description of each of our senior managers who are not directors:

Alejandro Bartolomé. Mr. Bartolomé obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires) and a Master’s degree in Animal Production from University of Reading (England). He was treasurer of CREA Monte Buey Inriville and coordinator of the Dairy Group Santa Emilia from 1993 until 1996. He also worked as a farm manager and was associated to a farm management company called Administración Abelenda, Magrane, Anchorena.

Carlos Blousson. Mr. Blousson obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Sales Manager since 1996. Prior to joining Cresud, he worked as a futures and options operator at Vanexva Bursátil – Sociedad de Bolsa-. Previously, he worked as a farm manager and a technical advisor at Leucon S.A.

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at IAE, Austral University (IAE, Universidad Austral). He developed his career in the Investment Banking and Capital Markets areas at banks such as Citibank and Banco Río (BSCH). Prior to joining the group, he was Finance Director at Carrefour Argentina Group and Goyaique SACIFIA (Perez Companc Group). Currently, he serves as chief financial officer of IRSA and Alto Palermo.

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Supervisory Committee

Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the decisions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year. The Supervisory Committee is composed of three members and three alternate members.

The following table shows information about the members of our Supervisory Committee, who were elected at the annual general ordinary shareholders’ meeting which was held on October 29, 2009:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Roberto Murmis	04/07/1959	Member
Alicia Rigueira	12/02/1951	Alternate member
Sergio Kolaczyk	11/28/1964	Alternate member
Silvia Cecilia de Feo	10/07/1958	Alternate member

All members of the supervisory committee qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he was a manager of Harteneck, López y Cía. / Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of IRSA, Alto Palermo, Shopping Alto Palermo, Inversora Bolívar and Banco Hipotecario S.A.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International. Mr. Murmis worked as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committee of IRSA, Shopping Alto Palermo, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

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Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Since 1998 she has been a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions at Harteneck, López y Cía., affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the University of Lomas de Zamora (Universidad de Lomas de Zamora).

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of the Supervisory Committee of Alto Palermo and IRSA.

Silvia Cecilia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and former manager at Harteneck, López y Cía. / Coopers & Lybrand. She is also a member of the Supervisory Committees of IRSA, Shopping Alto Palermo, Inversora Bolivar and Baldovinos S.A.

Audit Committee

Management uses the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Report”) to assess effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability of financial reporting

•	Compliance with applicable laws and regulations

Based on the above, a company’s internal control system involves all levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•

the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee

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which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our company and our external auditors.

On November 3, 2008, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, and Daniel Elías Mellicovsky, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

b) Compensation

Compensation of directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered at the shareholders’ meeting.

At our shareholders meeting held on October 29, 2009 the shareholders approved an aggregate remuneration of Ps.4.5 million for all of our directors for the fiscal year ended June 30, 2009. At the end of the current fiscal year, the above mentioned remuneration was paid in full.

Compensation of Supervisory Committee

The shareholders meeting held on October 31, 2009 further approved by majority vote to pay a compensation of Ps. 20,000 to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2010 was Ps.6.2 million.

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Compensation of the Audit Committee

The members of our Audit Committee do not receive additional compensation other than that received for their services as members of our board of directors.

Capitalization plan for executive management

The Company maintains a capitalization plan for our key managers by means of contributions made by the employees and us.

Such plan is directed to certain selected employees and aims to retain them by increasing their total compensation package through an extraordinary reward that is granted upon the occurrence of certain circumstances.

Participation and contributions under the plan are voluntary. Once the invitation to participate has been accepted by the beneficiary, he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution is up to 2.5% of their monthly salary and up to 15.0% of their annual bonus. On the other hand, the Company’s contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds as a result of the participants’ contributions are transferred to a special independent financial vehicle created and located in Argentina as an Investment Fund approved by the CNV. Such funds are freely redeemable upon request of the participants.

Contributions made by the Company under the plan are transferred to another separate and independent financial vehicle (for example, a trust fund). In the future, participants will have access to 100% of the benefits of the plan (that is, our contributions made on the Participants’ behalf to the specially created financial vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the plan for at least 5 years subject to certain conditions.

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DIVIDENDS AND DIVIDEND POLICY

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from net and realized earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our supervisory committee; and

•	additional amounts are allocated for the payment of dividends or to optional reserve funds, or to establish reserves for whatever other purpose our shareholders determine.

The following table sets forth the dividend payout ratio and the amount of dividends paid on each fully paid common share for the mentioned years. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates.

Year	Total Dividend	Dividend per Common Share (1)
	(millions of Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040
2009	60.0	0.120

(1)	Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our shareholders at a general shareholders’ meeting may deem relevant. As a result, we cannot give you any assurance that we will pay any dividends at any time in the future.

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As of the date hereof, the board of directors continues to evaluate the proposal to be submitted to the shareholders’ meeting on dividend distribution.

On November 13, 2009, the Board of Directors resolved to start the process of ratable attribution and allocation among the Company’s shareholders, of 25,000,000 (twenty-five million) treasury shares of $1 par value each and entitled to one vote per share, issued by Cresud and purchased by it in the midst of the disruptions faced by the domestic and international markets during fiscal year 2008-2009.

On December 29, 2009, the Company reported that as a result of the ratable attribution and allocation of treasury shares among its shareholders, the terms and conditions of the outstanding warrants were amended as set forth below:

Number of shares issuable per warrant:

•	Before attribution: 0.33333333

•	After attribution: 0.35100598

Price of shares issuable upon exercise of warrants:

•	Before attribution: U$S1.6800

•	After attribution: U$S 1.5954

In addition, it also resolved to pay a cash dividend of Ps.60,000,000.- as from December 1, 2009, equivalent to an amount per share of approximately Ps. 0.12 and an amount per ADR of approximately Ps.1.21.

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MARKET INFORMATION

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES”. Since March 1997, our ADSs, each representing 10 common shares, are listed on the NASDAQ under the trading symbol “CRESY”. The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our shares on the Buenos Aires Stock Exchange for the first quarter of 2004 through June 2010. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2003 through June 2009. Each ADS represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
		Ps. per Share			US$ per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2004
1st Quarter	4,037,206	2.65	2.24	2,491,280	9.29	7.74
2nd Quarter	2,789,601	4.40	2.58	11,026,601	14.91	9.04
3rd Quarter	7,309,323	3.86	2.84	8,085,500	12.49	10.06
4th Quarter	3,572,063	3.52	2.54	4,892,233	12.54	8.38
Annual	17,708,193	4.40	2.84	26,495,614	14.91	7.74
Fiscal Year 2005
1st Quarter	1,827,036	3.62	2.94	2,433,951	12.22	9.81
2nd Quarter	1,452,712	4.37	3.41	4,400,896	14.99	11.23
3rd Quarter	1,355,908	4.91	3.79	10,671,890	16.87	12.93
4th Quarter	4,597,793	4.03	2.88	7,392,284	13.74	9.78
Annual	9,233,449	4.91	2.88	24,899,021	16.87	9.78
Fiscal Year 2006
1st Quarter	3,968,113	4.03	3.19	5,448,497	13.97	11.10
2nd Quarter	4,915,037	3.93	3.10	5,316,532	13.71	10.12
3rd Quarter	4,582,691	4.38	3.22	8,431,362	14.44	10.42
4th Quarter	4,003,720	5.73	3.73	17,830,919	19.45	12.10
Annual	17,469,561	5.73	3.10	37,027,310	19.45	10.12
Fiscal Year 2007
1st Quarter	1,812,774	4.68	3.90	5,288,618	15.43	12.42
2nd Quarter	1,793,537	5.30	4.35	9,816,001	17.53	14.23
3rd Quarter	3,439,865	6.73	5.06	9,712,198	22.08	16.58
4th Quarter	13,792,055	7.37	6.12	7,522,056	24.28	19.81
Annual	20,838,231	7.37	3.90	32,338,873	24.28	12.42
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
Fiscal Year 2009
1st Quarter	3,832,884	4.66	3.25	9,269,938	14.8	10.50
2nd Quarter	4,532,498	3.41	1.73	16,198,697	10.69	4.67
3rd Quarter	1,378,325	3.25	2.40	8,122,339	9.11	6.38
4th Quarter	3,117,046	4.30	2.68	8,690,362	11.03	7.16
Annual	12,860,753	4.66	1.73	42,281,336	14.80	4.67
Fiscal Year 2010
1st Quarter	2,369,556	5.12	3.41	15,517,433	13.49	8.82
2nd Quarter	1,497,135	5.54	4.65	5,371,047	15.89	11.17
3rd Quarter	3,059,016	6.00	4.42	11,335,218	15.89	11.17
4th Quarter	1,621,468	5.64	4.44	3,741,122	14.50	11.28
Annual	8,547,175	6.00	3.41	35,964,820	15.89	8.82
January 2010	1,180,750	6.00	4.70	3,267,980	15.89	11.95
February 2010	1,071,534	5.10	4.42	1,809,315	13.16	11.17
March 2010	806,732	5.48	4.99	6,257,923	14.17	12.66
April 2010	545,764	5.64	4.44	936,743	14.50	13.75
May 2010	645,099	5.50	4.44	1,466,814	14.23	11.28
June 2010	430,605	5.11	4.70	1,337,565	12.83	11.55

Source: Bloomberg

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As of June 30, 2010, ADRs evidencing 50,156,050 ADSs were outstanding (equivalent to 501,560,508 common shares or 92.7% of the total number of issued common shares).

During the fourth quarter of fiscal year 2010, 1,081 shares were issued as a result of the exercise of conversion rights in respect of 3,080 warrants. The proceeds of this transaction were US$ 1,725. As of June 30, 2010, 177,645,914 warrants were pending exercise.

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Exhibit I: Corporate Governance Report

General Resolution CNV 516/2007 of the Argentine Securities Commission (CNV)

Preliminary Considerations

Pursuant to its General Resolution No. 516/2007, the Argentine Securities Commission approved the minimum contents of the Corporate Governance Code (the “Code”) whereby all publicly traded companies shall, upon preparing their annual financial statements, include in their annual reports and as a separate exhibit, a report detailing whether they are heeding the Code recommendations, and if so, how, and explaining the reasons why they have not adopted the Code recommendations in whole or in part and whether they are planning to adopt them in the future. Therefore, on September 8, 2010 our Board of Directors approved the report prescribed by the Code, which constitutes an integral part of these financial statements and reads as follows:

SCOPE

1.) Relationship between the Issuer and the Conglomerate. The Board must thoroughly report any policies applicable to the relationship between the issuer and the conglomerate as such and its integral parts, if any.

In particular, the Board must report the transactions with affiliates and related companies and, in general, those that might be relevant to determine the degree of effectiveness and compliance with the loyalty, diligence and independence duties. Furthermore, the Board must report the transactions conducted with shareholders, management and the Board.

In connection with related companies, it is Company policy to enter into transactions in arm’s length conditions.

The transactions with related parties are, as prescribed by the law, subject to the Audit Committee’s opinion. The Audit Committee analyzes the reasonableness of transactions in the terms of Executive Decree No. 677/01 and issues reports in this respect.

In the event of the Company conducting transactions with its shareholders, management and/or the Board, it shall abide by the provisions under Law No. 19,550, section 271.

2) Inclusion of Corporate Governance matters in the Company’s By-laws. The Board must assess whether its Corporate Governance Code provisions are to be reflected, in whole or in part, in the Company’s by-laws, including the Board’s specific and general duties. The Board must make sure that the Company’s By-laws should lay down rules to compel directors to disclose any personal interests related to the decisions submitted to Board consideration in order to avoid vested interests.

The Board of Directors considers that some of the provisions referred to in the Corporate Governance Code (hereinafter, the “Code”) are already within the scope of Argentina’s currently applicable corporate law legislation.

However, the Board understands that other Code provisions should not be included in the current wording of the By-laws because if they were changed and/or fine-tuned in the future, the need would arise for amending the By-laws accordingly and this would be burdensome and costly. It is thus the Board’s understanding that the configuration of the new code as a body separate from the By-laws would help to its enforcement and contribute to a more agile review and adaptation of provisions, as necessary, based on whether the law mandates such inclusion or whether conduct of business calls for it.

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As regards the Directors’ duty to avoid conflicts of interest, the Board considers that its actions are aligned to the Argentine Companies Law, Sections 272 and 273, and specifically to the provisions concerning this matter and that the Company’s Code of Ethics (hereinafter “Ethics Code”) deals specifically with this matter. Additionally, the Company’s transactions are underpinned by counterparty analyses, including suppliers, in order to identify potential related parties and thus prevent vested interests.

ABOUT THE BOARD IN GENERAL

3) The Board is responsible for the Company’s Strategy. The Board of Directors is in charge of managing the Company and approving the general policies and strategies appropriate to the different phases in the Company’s life cycles and in particular:

a) The strategic and/or business plan, as well as management objectives and annual budgets;

b) Investment and funding policies;

c) Corporate Governance policies;

d) Enterprise Social Responsibility policies;

e) Risk control and management policies as well as any other policy aimed at a regular follow-up on the Company’s internal reporting and control systems; and

f) The implementation of continuous education programs targeted at directors and management executives.

a)	Being an essential part, and the raison d’être, of its management actions, the strategic and business plan for the Company is laid down by the Board. The Board also lays down and sets, together with the appropriate departments, management objectives and the annual budget.

b)	In harmony with the preceding sub-paragraph, the Board considers, on an annual basis, the Company’s planned investments and the appropriate financing requirements.

c)	The Company has in place Corporate Governance policies (in accordance with the Argentine Executive Decree No. 677/01 and/or the Sarbanes-Oxley Act) and the Board is responsible for approving the Corporate Governance Code.

d)	The Company has in place policies in this respect, such as those implemented through donation to non-profits as would be the case of the donations channeled through the IRSA foundation. The Company also has in place policies to recycle paper and other reusable materials such as plastics and disposable packaging.

e)	The Company enforces the US Sarbanes-Oxley Act as concerns business controls, corporate level controls and general controls through information technology. In this respect, the Board has approved organization-wide risk management control policies and sees to it that they are permanently updated. The same holds true in connection with internal reporting and control systems, which are deployed by the IT, Organization and Methods and Internal Audit departments, responsible in turn for keeping the Board abreast of new developments through the Audit Committee.

f)	There are continuous education programs for directors and management executives, as discussed in further detail in paragraph 11).-

4) Management Control. The Board is duty-bound to verify that the above-mentioned strategies and policies are implemented, that the budget and the operations plan are met and to control management performance, i.e., to make sure that management meets the objectives laid down, including expected profits, in furtherance of the Company’s corporate interest.

The Company has in place a management control system pursuant to which each department is responsible for administering its budget and for seeing to it that it is duly executed; mandatory signature authority levels are assigned based on transaction amounts, etc. This control system is permanently monitored by the Internal Audit Department.-

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On a quarterly basis, the Board assesses the degree of compliance with the annual budget, analyzes the potential causes of any deviations from budget and recommends to management any necessary corrective measures in furtherance of the Company’s corporate interest in order to align them with each matter’s best practices.

5) Reporting and Internal Control. Risk Management. The Board must report on whether it relies on risk control and management policies, stating also whether these are permanently updated in line with the applicable best practices and also on whether it relies on other policies which, in the same nature, are aimed at a periodical follow-up on the Company’s internal information and control systems.

The Company enforces these policies.

In this respect, there are internal committees, such as IT Security and Risks, that are permanently updating their activities in line with the best practices criteria.-

6) Audit Committee. The Board of Directors must state whether the Audit Committee members are nominated by any of its members or only by its Chairman.

The Company has had an Audit Committee in place since the year that audit committees became a legal requirement. The Company’s Audit Committee is made up by three independent members as prescribed by the applicable legal provisions.

The members of the Audit Committee are nominated by the Board in its entirety, in line with the provisions under Executive Decree No. 677/01 and they are chosen by a unanimous vote.

7) Number of Board Members. The Board of Directors is made up by the directors appointed by the Shareholders’ Meeting, or, if applicable, by the Supervisory Committee, in accordance with the requirements laid down in the Company’s By-laws.

The Board of Directors must determine, on a case-by-case basis, in harmony with the size of the issuer and abiding by the decision-making procedure, if its numerical composition is adequate so that, should the need arise, a well-grounded proposal should be submitted to the Shareholders’ Meeting to request a change in the Board’s numerical composition.

The numerical composition of the Board must include a sufficient number of independent directors. The Board must create a sufficient number of committees to carry out its mission effectively and efficiently.

According to the provisions under the Argentine Companies Law, the Board of Directors is appointed by the Shareholders’ Meeting.

As a matter of principle, the Board is made up by reliable prominent individuals of integrity, reputation and demonstrated ethics. Besides, they must be free from conflicts of interest and available to discharge their functions, which must be performed in full observance of the Company’s values; they should have demonstrated skills in the matters concerning their missions, master the best practices in corporate governance, be seasoned in legal entities management and possess a full understanding of the role to be played by a publicly traded company.

It is the Board’s understanding that in the light of the current circumstances and the size of the issuer, the number of directors laid down in the Company’s by-laws is fit and sufficient for the Company to conduct business guided by its management objectives for the fiscal year.

Besides, the Company has established several committees to focus closely on certain aspects of its management.

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8) Board Membership. The Board of Directors must determine whether the enforcement of a policy geared towards the involvement of former executives in management is in the Company’s best interest and make any relevant recommendations.

The Board understands that there is no need, for the time being, to establish an express policy to permit former executives to participate in management. However, it does not rule it out either in so far as these executives’ knowledge of the company and their experience add a plus to their qualifications as directors, which are estimated to contribute to more efficient management.

9) Multiple Directorships. The Board must examine the advisability of directors and/or statutory auditors serving as such on a limited number of entities or the relevance of this aspect and make any recommendations it may see fit.

The Board finds it advisable for its members and statutory auditors to serve on the board of other companies making up the same conglomerate/group of companies as it helps to add synergies, reduce operating costs and ensure harmonious operation in the various companies, on top of the advantages this lends to management activities themselves.

10) Board Performance Assessment. The Board of Directors must, before holding the Ordinary Shareholders’ Meeting called to consider and adopt resolutions concerning the matters detailed in the Argentine Companies Law section 234, sub-sections 1 and 2, evaluate its own performance. To that end, the Board must prepare, in writing, a guide for assessing and laying down the criteria necessary to measure its performance.

As mandated by the Argentine Companies Law, the Board submits its own actions to the consideration by the Shareholders’ Meeting every year. The Company drafts an annual report that is made available to the shareholders, corporate governance bodies and regulators, in advance as prescribed by the applicable statutory terms and along the lines established by current rules and regulations, prior to the date set for the shareholders’ meeting.

The Board estimates that the term in advance as currently mandated is sufficient for the those concerned to duly weigh the information.

11) Director Training and Development. The Board must establish a continuous education program for its members and management executives in order to maintain and refresh their knowledge and skills and to boost Board efficacy overall.

The Company encourages its members to take part in training and professional update activities. In this respect, the Company has a policy in place, annually determined by the Board and senior management. In the Board’s opinion, it is vital to improved business management that the Company’s officers should be permanently trained and take part in local and international congresses and events in their respective fields of expertise.

DIRECTOR INDEPENDENCE CRITERIA

12) Independent Directors. The Board of Directors must determine if the party that nominates a director is duty-bound to outwardly express, for public disclosure, sufficient evidence in support of his/her independence and make any relevant recommendations.

When it comes to director independence criteria, independent director nominations are accompanied by the reasons and sufficient expression of their condition as independent, as it arises from the minutes, which are widely disclosed through publication in the Argentine Securities Commission (CNV) Financial Information Highway and in the Securities and Exchange Commission (SEC).

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13) Appointment of Management Executives. The Board of Directors must determine, in connection with the selection, nomination and/or appointment of management executives if it is advisable to outwardly express the reasons underpinning the nomination and to disclose them to the public at large.

It is the Board’s opinion that there is no need, for the time being, to publicly disclose the reasons why management executives are appointed. This notwithstanding, and on account of the company being listed not only on the local securities exchange but also on other international securities markets, as has already been indicated, this recommendation is deemed to have been fully heeded.

14) Proportion of Independent Directors. The Board of Directors must outwardly express–and, if applicable, provide a description- whether it has in place a policy to maintain a proportion of independent directors on the total number of directors. There is also the duty to publicly disclose the proportion of executive directors, of non executive directors and of independent directors and to state the status of each Board member in this respect.

The proportion of independent directors in the Company’s board of directors is adequate as per the Argentine Securities Commission and the SEC requirements.

When it comes to the classification of directors as executive and non-executive, the Board understands that there is no need to implement those statuses for the time being.

The above notwithstanding, investors may rely on the so-called “20F” form, which contains an in-depth, personalized description by function of each one of the directors as well as the roster of the Steering Committee’s members.

15) Independent Directors’ Meetings. The Board must determine the suitability of holding Independent Directors-only meetings. When the Chairman of the Board is not an independent director, the independent directors must appoint a lead independent director to coordinate its committees operations, prepare Board meeting agendas and hold specific independent directors’ meetings.

At the date of this report, the Chairman of the Board is a non-Independent Director and the Board’s independent directors share in the mission to safeguard observance of the Company’s agenda together with the Board’s chair and the remaining Board members.

Given that the Audit Committee is entirely made up by independent directors and that it sessions at regular intervals, we consider that any minimum requirements in this respect have been met.

RELATIONS WITH SHAREHOLDERS

16) Information to Shareholders. The Board must report whether it encourages periodical informational meetings with shareholders other than shareholders’ meetings.

The Board of Directors maintains its shareholders informed through various channels, mostly, electronic. Thus, for instance, meeting attendance by remote communication equipment allows the Company to provide details and/or further explanation to foreign shareholders at the time of releasing its quarterly and annual financials.

The Company also has a web-site where it posts updated information and has appointed an officer in charge of investors relations from amongst the staff of the Corporate Finance Department.

Ever since 2003 the Company has been publishing in its web-site annual reports on financial statements and special quarterly earnings reports with a focus on those matters that can be of special interest to shareholders and investors.

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In addition, the Company arranges presentations to the market and road shows concerning debt instrument issuances to respond to shareholders and investors’ enquiries.

17) Response to shareholders’ concerns and enquiries. The Board of Directors must specify whether the Company relies on a specific office for dealing with shareholders’ concerns and enquiries, except for those that may affect the Company’s future strategy or plans.

If any such arrangements were in place, the Board is to report on its duty to produce periodical reports on the matters consulted to be subsequently disclosed to shareholders, corporate governance bodies and regulators.

The Company has appointed an officer in charge of shareholders’ concerns and enquiries. The job title is Investors Relations Officer and has been appointed from amongst the staff of the Corporate Finance Department.

The Board analyzes the advisability and suitability of preparing general periodical reports to post in its website which could be of general interest to its shareholders in view of the concerns and enquiries voiced by investors, and always exercising care so that the Company’s strategic position is not adversely affected.

18) Minority Shareholder Presence at Shareholders’ Meetings. The Board of Directors is to render a well-grounded opinion as to the advisability of taking particular action to foster minority shareholder attendance at shareholders’ meetings.

The Company complies in full with the Argentine Companies Law and with the regulations laid down by local regulators (CNV) and the US regulators (SEC): such rules and regulations provide for multiple mechanisms for minority shareholder attendance at shareholders’ meetings. Their attendance at shareholders’ meetings is strictly accounted for and they exercise their rights to vote and to voice their opinions.

Additionally, as soon as the shareholders’ meetings are called, the Company performs a survey and a control of its minority and institutional shareholders, through Caja de Valores S.A. (shares) and Bank of New York (ADRs), proactively encouraging them to timely obtain any certification they may need to attend general and/or special shareholders’ meetings in due time.

19) The market for Tender Offers. The Board of Directors must analyze, based on the interests of minority shareholders, the advisability of resorting to the market for tender offers. If so, it must recommend specific measures to be adopted by the Company to foster the formation of such mechanism.

In particular, the Board is to primarily furnish grounds for its decision to adhere or not to the mandatory public tender offer regime (tag-along provisions).

Even though the Company resorted to tender offers in the past, in instances known by the controlling authorities, in the light of the conditions prevailing in the market and to safeguard the interests of shareholders, the Board of Directors does not think it advisable that tag-along provisions and/or a market for tender offers should be in place.

Pursuant to a resolution adopted by the Company’s shareholders’ meeting, the Company does not adhere to the mandatory public tender offer regime. The Board does not deem it necessary to recommend changes in this respect.

20) Dividend Policy. The Board of Directors must assess, in accordance with the Company’s particular conditions, the suitability of establishing policies for payment of cash dividends and must explain the conclusions reached and the reasons for such conclusions. If applicable, it must describe the mechanism applied to propose to the Shareholders’ Meeting whether or not to pay dividends.

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The Board of Directors has been distributing cash dividends during the past 11 fiscal years. This has been the result of proposals submitted by the Board of Directors that are not governed by any specific policy.

COMMUNITY RELATIONS

21) Internet Communications. The Board of Directors must report whether the Company has its own, freely accessible web-site, where it posts information that is updated, easy to understand, sufficient and differentiated by target audience and whereby the Company provides information and responds to user concerns.

The Company has its own web-site http://www.cresud.com.ar/ to receive users’ inquiries, complaints and reports.

22) Web-site requirements. Should the Company rely on a web-site, the Company must guarantee that the information transmitted through electronic media should meet the highest confidentiality and integrity standards whilst simultaneously preserving information and maintaining any requisite logs.

The Company guarantees that the information posted in the web-site should meet the standards that are customary in these types of web-sites.

COMMITTEES

23) Committee to be chaired by an Independent Director. The Board of Directors must render an opinion as to the advisability of the Audit Committee being at all times chaired by an independent member.

The Board of Directors has decided as from the creation of its Audit Committee that it must be chaired by an independent director.

24) Rotation of Statutory Auditors and External Auditors. The Board of Directors must analyze the advisability of the Company having in place specific policies concerning rotation in Supervisory Committee membership and/or rotation of External Auditors; and in connection with the latter, whether the rotation includes the external audit firm or only the individuals.

The Audit Committee must assess on an annual basis the skills, independence and performance of the external audit and of the members of the audit committee.

The Company complies with the rotation requirement mentioned above, which, according to the rules and regulations of the CNV and the standards laid down by the Professional Council in Economic Sciences of the City of Buenos Aires, is mandatory. The Audit Committee assesses on annual basis the performance of the External Auditor and of the members of the audit team as per applicable rules and regulations and issues the respective reports to be submitted to the consideration of the Shareholders’ Meetings.

25) Dual capacity as Statutory Auditor and as External Auditor. The Board of Directors must consider if it is advisable that the members of the Supervisory Committee should also discharge functions as external auditors and/or belong to the firm that renders external audit services to the Company.

The Board of Directors considers that such dual capacity is admissible. And that is also the position adopted by the Shareholders’ Meeting that is required to consider, on an annual basis, such circumstance upon considering performance for the year and appointments.-

26) Compensation Systems. The Board of Directors is to render an express pronouncement on whether it is adequate or not to rely on a Remuneration Committee made up by non-executive directors and entrusted with the mission to establish clear director remuneration policies with special focus on respect for by-laws and/or contractual limitations based on the availability or not of profits.

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If created, the Remuneration Committee is responsible for laying down Company policy concerning remuneration and benefits and it is therefore equally responsible for:

a) Reviewing and assessing its internal regulations on an annual basis and submitting any changes to consideration by the Board for its approval.

b) Reporting every year to the Board of Directors the valuation guidelines followed to determine the level of remuneration of the Company’s directors, senior management, advisors and consultants compared to companies sampled as comparable and recommending the amount of the remuneration to be paid to the Company’s directors, senior management, advisors and consultants;

c) Reviewing the competitive position of the Company’s policies and practices in connection to remunerations and benefits and approve any requisite changes;

d) Managing the stock option system;

e) Having a minimum numerical composition of three members;

f) Having a majority of independent directors;

g) Regularly reporting to the Board of Directors on the actions taken and the issues discussed in their meetings;

h) Meeting at least twice a year;

i) Requesting external advice if necessary;

j) Reporting the guidelines for determining the retirement plans of directors and of senior management.

The Chairman of the Remuneration Committee must be available to attend the Shareholders’ Meeting convened to approve Board remuneration in order to explain the Company’s policies.

Each member of the Remuneration Committee must evidence sufficient skills and experience in human resources, compensation policies and risk management.

The Board of Directors deems it adequate to not create a Remuneration Committee: the Board, given its inherent nature, establishes the remuneration of its officers in full compliance with the Argentine Companies Law.

In order to foster the continued development of its human capital and to fill vacant job positions with the persons fittest for the position from within the Company’s own ranks or from outside the Company, the Human Resources department has as a priority to train, to foster career advancement and to determine a competitive compensation package in harmony with the market conditions which are periodically monitored.

27) Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee must lay down the standards and procedures inherent in the selection of directors and key executives and must determine the Company’s Corporate Governance policies and oversee their enforcement.

To that end it must:

a) Review and assess every year its internal regulations and propose to the Board any changes necessary for the Board’s approval;

b) Lay down the criteria that will guide the selection of new directors, the CEO and key executives;

c) Design the succession plans for the CEO and for key executives;

d) Identify and recommend the candidates for Board membership to be proposed by the Committee to the Shareholders’ Meeting;

e) Recommend the directors proposed for membership in the various Board committees;

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f) Lay down the policies and procedures to assess the performance of the CEO and of the key executives;

g) Recommend and draft the standards and procedures that will guide the Company’s Corporate Governance practices and supervise their enforcement considering that all the aspects herein included must be contemplated;

h) Recommend alternatives for improving the performance of the Board of Directors and its Committees; and

i) Suggest mechanisms for improving relations and communications between the Company and its shareholders.

The Shareholders’ Meeting is responsible for choosing the regular and alternate directors according to current rules and regulations.

In turn, the Board is responsible for performing the functions that are conferred to it pursuant to the rules and regulations in force as detailed in the heading.

As of the date hereof, the Company does not have in place a Nominations and Corporate Governance Committee.

28) Policy of Non-discrimination in Board membership. The Nominations and Corporate Governance Committee is to take all measures necessary so that the appointment of members to the Board should not be impeded on account on any form of discrimination.

The Company abides fully by Argentine rules and regulations that repudiate all types of discrimination.

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Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

the publication in Argentina

Consolidated Financial Statements

for the fiscal years ended

June 30, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 76 started on July 1, 2009

Financial Statements for the fiscal year ended June 30, 2010

In comparative format with previous fiscal year (Note 1- Consolidated Statements)

(in thousands of pesos)

Legal Address:	Moreno 877, 23 Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Free translation from the original prepared in spanish

for publication in Argentina

Of the by-laws:	February 19, 1937

Of the latest amendment:	July 28, 2008

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)

SHARES

Type of stock	Authorized to be offered publicly	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,560,508	501,560,508	501,560,508

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2010 (Notes 1 and 2)	June 30, 2009 (Notes 1 and 2)		June 30, 2010 (Notes 1 and 2)	June 30, 2009 (Notes 1 and 2)
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 4.a.)	80,919	82,459	Trade accounts payable (Note 4.i.)	403,743	339,894
Investments (Note 4.b.)	278,968	345,541	Mortgages payable (Note 4.j.)	—	1,930
Trade accounts receivable, net (Note 4.c.)	441,065	303,095	Short-term debt (Note 4.k.)	1,059,736	536,888
Other receivables (Note 4.d.)	251,908	287,363	Salaries and social security payable (Note 4.l.)	61,484	41,754
Inventories (Note 4.e.)	400,521	139,197	Taxes payable (Note 4.m.)	108,558	155,952

Total Current Assets	1,453,381	1,157,655	Advances from customers (Note 4.n.)	216,464	97,386

			Other liabilities (Note 4.o.)	73,253	136,057
			Provisions for lawsuits and contingencies (Note 4.p.)	5,479	4,051

			Total Current Liabilities	1,928,717	1,313,912

			Non-Current Liabilities
Non-Current Assets			Trade accounts payable (Note 4.i.)	23,368	89,193
Trade accounts receivable (Note 4.c.)	42,123	9,230	Advances from customers (Note 4.n.)	90,393	150,357
Other receivables (Note 4.d.)	248,315	242,592	Long-term debt (Note 4.k.)	853,166	866,700
Inventories (Note 4.e.)	204,218	251,529	Taxes payable (Note 4.m.)	273,963	224,529
Investments on controlled and related companies (Note 4.b.)	1,881,135	1,337,390	Other liabilities (Note 4.o.)	65,372	76,676
Other investments (Note 4.b.)	18,935	21,215	Provisions for lawsuits and contingencies (Note 4.p.)	9,708	5,823

Property and Equipment, net (Note 4.f.)	3,290,221	3,309,998	Total Non-Current Liabilities	1,315,970	1,413,278

Intangible assets, net (Note 4.g.)	88,585	55,187	Total Liabilities	3,244,687	2,727,190

Subtotal Non-Current Assets	5,773,532	5,227,141

Goodwill, net (Note 4.h.)	(389,025)	(408,740)	Minority interest	1,625,008	1,435,982

Total Non-Current Assets	5,384,507	4,818,401	SHAREHOLDERS’ EQUITY	1,968,193	1,812,884

Total Assets	6,837,888	5,976,056	Total Liabilities and Shareholders’ Equity	6,837,888	5,976,056

The accompanying notes are an integral part of the consolidated financial statements.

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2010	June 30, 2009
Agricultural production income (Note 5)	217,721	172,512
Cost of agricultural production (Note 5)	(201,957)	(210,443)

Production profit (loss) – Agricultural	15,764	(37,931)

Sales - crops, beef cattle, milk and others (Note 5)	308,837	237,424
Sales of farm (Note 5)	18,557	1,959
Cost of sales - crops, beef cattle, milk and others (Note 5)	(284,828)	(204,732)
Cost of sales of farms (Note 5)	(4,825)	(94)

Sales profit - Agricultural business	37,741	34,557

Sales and development of properties (Note 5)	225,567	278,107
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	1,111,673	737,173
Cost of sales and development of properties (Note 5)	(99,893)	(170,529)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 5)	(402,631)	(265,394)

Sales profit - Real estate business	834,716	579,357

Gross profit (loss) - Agricultural business	53,505	(3,374)

Gross profit - Real estate business	834,716	579,357

Gross profit	888,221	575,983

Selling expenses	(219,454)	(212,482)
Administrative expenses	(239,678)	(134,664)
Gain from recognition of inventories at net realizable value	33,831	9,237
Unrealized gain (loss) (Note 4.q.)	86,580	(408)
Net gain (loss) from retained interest in consumer finance trusts	37,470	(22,263)

Operating gain	586,970	215,403

Amortization of goodwill	43,721	32,344
Financial results
Generated by assets:
Exchange gains	6,943	99,627
Interest income (Note 4.r)	23,281	(1,100)
Others unrealized gain (Note 4.r)	9,172	75,004

Subtotal	39,396	173,531

Generated by liabilities:
Exchange loss	(52,501)	(180,510)
Loans and convertible notes	(181,806)	(128,270)
Others unrealized(loss) gain (Note 4.r)	(6,431)	179,905

Subtotal	(240,738)	(128,875)

Financial results, net	(201,342)	44,656

Gain on participation in equity investees	127,105	49,194
Other income and expenses, net (Note 4.s.)	(19,651)	(16,448)
Management fee	(20,601)	(13,641)

Net income before income tax and minority interest	516,202	311,508

Income tax and minimum presumed income tax	(145,952)	(92,682)
Minority interest	(184,844)	(94,210)

Net income for the year	185,406	124,616

Earnings per share :
Basic net gain per share (Note 9 to the basic financial statements)	0.38	0.26
Diluted net gain per share (Note 9 to the basic financial statements)	0.34	0.23

The accompanying notes are an integral part of the consolidated financial statements.

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2010	June 30, 2009
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	211,676	521,086
Cash and cash equivalents at the end of the year	175,653	211,676

Net decrease in cash and cash equivalents	(36,023)	(309,410)

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	185,406	124,616
Income tax	145,952	92,682
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(127,105)	(49,194)
Minority interest	184,844	94,210
Increase in allowances and provisions	87,053	102,230
Depreciation and amortization	182,578	119,939
Unrealized (gain) loss on Inventories	(86,580)	408
Financial results	(4,455)	164,522
Loss from sales of fixed assets and undeveloped parcels of land	(23,687)	(184)
Adjustment valuation to net realizable value in other assets	(33,831)	(9,237)
Amortization of goodwill	(43,721)	(32,344)
Result from barter of inventories	—	(2,867)
Result from repurchase of non-convertible notes	—	(176,566)
Right to exercise the put option	—	(44,877)
Increase in farms	—	415
Changes in operating assets and liabilities
(Increase) decrease in current investments	(4,217)	47,884
Increase in trade accounts receivable, leases and services	(143,336)	(122,966)
Increase in other receivables	(54,351)	(158,150)
(Increase) decrease in inventories	(36,908)	92,991
Increase in intangible assets	(8,006)	(12,612)
(Decrease) increase in social security payables, taxes payable and advances from customers	(93,540)	53,742
(Decrease) Increase in trade accounts payable	(18,500)	51,101
Dividends collected	6,486	3,240
Increase (decrease) in accrued interest	6,228	(1,184)
Decrease in other liabilities	(6,250)	(38,263)

Cash flows provided by operating activities	114,060	299,536

Investing activities
Increase in non-current investments	(309)	—
Increase in interest on equity investees (except IRSA)	(172,584)	(60,519)
Increase in IRSA’s interest	—	(89,892)
Acquisition and upgrading of fixed assets	(199,674)	(308,328)
Gain on the sales of fixed assets	16,351	1,217
Increase in goodwill, net	(471)	(45)
Payment for subsidiary acquired, net of cash acquired	(9,890)	171,481
Purchase (sale) of undeveloped parcels of lands and other non-current investments	108,822	(71,338)
Collection (increase) of loans granted	438	(9,755)
Purchase of Hersha Hospitality Trust shares	(180,675)	—
Advances for purchase of shares	(23,346)	—
Collection of receivables of Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	6,598	—
Advances for purchase of Arcos del Gourmet S.A. shares	(389)	—
Payment of financed purchase	(18,349)	—
Advances for purchase of Tarshop S.A. shares	20,422	—
Payments for the acquisition of equity investees	(78,788)	—

Cash flows applied to investing activities	(531,844)	(367,179)

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows (continued)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2010	June 30, 2009
Financing activities
Exercise of warrants and options	135	37
Expenses for repurchase of non-convertible notes	(12,000)	(140,509)
Issuance of non-convertible notes	129,204	—
Increase in short and long term debt	673,604	224,401
Decrease in short-term and long term debt	(102,258)	(232,880)
Decrease in mortgages payable	(252,845)	(1,791)
Cash Dividends paid	(97,262)	(43,065)
Proceeds from issuance of short-term negotiable values	22,720	—
Acquisition of minority interest	(26,992)	(9,411)
Repurchase of treasury stock	—	(73,201)
Contributions received by subsidiaries from minority shareholders	46,220	34,652
Loans from Subsidiaries	1,235	—

Cash flows provided by (applied to) financing activities	381,761	(241,767)

Net decrease in cash and cash equivalents	(36,023)	(309,410)

The accompanying notes are an integral part of the consolidated financial statements.

	June 30, 2010	June 30, 2009
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	3,242	2,217
Increase in inventory through an increase in trade accounts payable	—	365
Increase in non-current investments by transitory conversion differences	33,885	31,409
Increase in fixed assets through an increase in trade accounts payable	4,996	102,657
Acquisition of minority interest through an increase of current other debts	14,512	84,160
Financial costs capitalized in fixed assets	5,331	86,962
Undeveloped parcels of land transferred to inventory	7,789	5,305
Financial costs capitalized in inventory	—	7,087
Increase in undeveloped parcels of land through an increase in trade accounts payable	—	150
Decrease in trade accounts payable through a decrease in undeveloped parcels of land	—	5,445
Increase in goodwill through a decrease in minority interest	—	7,410
Decrease in current investments through an increase in other receivables	8,402	24,541
Increase in current investments through an increase in other liabilities	—	2,739
Increase in intangibles assets through a decrease in minority interest	—	1,137
Decrease in advances from customer through a decrease in inventory	—	26,883
Increase in Inventories through a decrease in fixed assets	43,984	78,870
Issuance of interest notes	8,646	20,608
Decrease of undeveloped parcels of land through an increase in other receivables	6,359	279
Increase in related parties interest through a decrease in other receivables	8,838	—
Increase in non-current investments through a decrease in inventories	1,076	—
Increase in inventories through an increase in advances from customer	3,310	—
Increase in intangibles assets through an increase in other payables	7,545	—
Increase in non-current investments through an increase in other payables	13,209	—
Increase in minority interest through a decrease in short term debt	1,310	—
Transfer of goodwill, net to intangible assets	20,873	—
Complementary information
Interest paid	167,364	114,250
Income tax paid	45,073	58,949

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows (continued)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2010	June 30, 2009
Acquisition of subsidiaries companies
Current Investments	395	175,097
Trade accounts receivable and rentals	11	179,640
Other receivables	1,022	283,653
Inventories	—	212,796
Non-Current Investments	—	977,985
Property and equipment, net	289	2,770,737
Intangible assets	11,278	45,787
Goodwill	—	(44,119)
Trade accounts payable	(2,718)	(243,502)
Mortgage payable	—	(3,882)
Advances from customers	—	(238,503)
Financial loans	—	(1,330,240)
Salaries and social security payable	(87)	(31,674)
Taxes payable	(27)	(226,215)
Other liabilities	(5,294)	(162,440)
Minority interest	—	(500,568)

Acquired assets that do not affect cash, net value	4,869	1,864,552

Acquires funds	13	230,472

Acquired assets, net value	4,882	2,095,024

Minority interest	897	(852,615)
Equity method previous to the purchase	—	(715,398)
Goodwill generated by the purchase	21,380	(468,020)

Purchase value of subsidiaries companies	25,365	58,991

Acquires funds	(13)	(230,472)
Amount funded by sellers	(14,782)	—
Advanced amounts	(2,254)	—

	8,316	(171,481)

	June 30, 2010	June 30, 2009
Sale of Subsidiaries
Other receivables	(225)	—
Investment	(21,717)	—
Trade account payables	60	—
Tax payables	4	—

Net value of sale assets not affecting cash	(21,878)	—

Transferred funds	(24)	—

Net value of sale assets	(21,902)	—

Loss of sale	(23,687)	—

Sale value of Subsidiaries	(45,589)	—

Transferred funds	24	—
Financed amount by vendor	26,342	—
Inventories to receive	8,200	—

	(11,023)	—

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1: BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Basis of consolidation

The company consolidated on a line by line basis the Balance Sheet as of June 30, 2010 and 2009 and the Statements of Income and the Statements of Cash Flows for the periods ended as of June 30, 2010 and 2009 with the financial statements of subsidiaries, following procedures established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), aproved by Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and Comisión Nacional de Valores.

Significant transactions and balances with subsidiaries have been eliminated from the consolidation.

During the semester ended December 31, 2008, Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries (“Cresud”, or the Entity or the Company) acquired directly and indirectly 68,712,008 additional shares of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”). Thus, the Company’s direct and indirect interest in IRSA through its affiliates amounted to 54.01%, therefore, from October 1, 2008, the Company began to consolidate the financial statements of IRSA in accordance with Technical Resolution No. 21.

The financial statements as of June 30, 2010 and 2009 of the subsidiary companies Inversiones Ganaderas S.A. (“IGSA”), Futuros y Opciones.Com S.A. (“FyO.Com”), Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) (“ANTA”), FyO Trading S.A. (“FyO Trading”), Agrology S.A. and IRSA have been used in order to determine line by line consolidation.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos.

b)	Comparative information

Certain reclassifications have been made on the Financial Statements as of June 30, 2009 originally issued for the purpose of your presentation with comparative figures as of June 30, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

Company	Consolidated direct and indirect percentage of voting shares owned
IRSA	57.49	(1)
IGSA	100.00
FyO.Com	64.30
ANTA	100.00	(2)
Agrology S.A.	100.00	(3)
FyO Trading	65.60	(4)

(1)	Includes interests of 6.89% of Agrology S.A.
(2)	Includes interests of 10% of IGSA.
(3)	Includes interests of 3% of IGSA.
(4)	Includes interests of 61.97% of FyO.Com

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its financial statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a)	Inventories

•	Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at net realizable value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

Property units to receive :

IRSA has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

b)	Current investments

•	Real Estate Business

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. In addition, includes time deposits carried at face value plus accrued interest at the end of the year

c)	Non-current investments

•	Real Estate Business

Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as IRSA will hold them to maturity.

Investments on controlled and related companies and other non-current investment

Includes CPs issued by the Trusts recorded at their values calculated by the equity method of accounting, net of the allowances for impairment, if applicable. In addition, the interests held in entities over which the Company has not control, common control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.:

The Financial Statements of Banco Hipotecario S.A. and Banco de Credito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

Tyrus S.A.:

Uruguay-based Tyrus S.A. and Torodur S.A. have been classified as not integrated into the IRSA’s operations in relation to its subsidiaries whose operations are carried out fully abroad. IRSA does not control foreign operations, which are conducted with a significant degree of autonomy respect to the IRSA’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or with local loans.

The Tyrus’s and Torodur’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the fiscal year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption in the line “Cumulative Translation Adjustment”.

Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at year-end.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

d)	Business combinations

•	Real Estate Business

Significant entities on net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18. and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. IRSA identified the assets and liabilities acquired including intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that IRSA avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent in customer relations.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

IRSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and the shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the IRSA´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

If the price paid is larger than the value of tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

e)	Property and equipment, net

•	Agricultural Business

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of ANTA.

ANTA former Board of Directors based on such report as well as on owns estimates accepted the value of the tree plantations (wood) in Ps. 4,320.

Depreciation for the fiscal year was calculated based on the remaining concession term.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

•	Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at year-end.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the year. IRSA capitalizes the financial accrued costs associated with long-term construction projects.

Accumulated depreciation had been computed under the straight-line method over the estimated useful lives of each asset, applying annual rates in order to extinguish their values at the end of its useful life.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation at the year-end. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

Assets	Estimated useful life (years) on contract basis
Leasehold improvements	According to the duration of the lease
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

f)	Intangible assets

•	Agricultural Business

Other considerations: Received concessions

Among other goods and rights ANTA has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

The amortization of the concession right of ANTA is calculated according to its duration, whose remaining time is 29 years.

Among other obligations ANTA has to invest Ps. 16,000 in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 11 was renegotiated.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

•	Real Estate Business

Intangible assets are carried at restated cost as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value, if it applicable. Included in the Intangible assets caption are the following:

•	Concession

Intangible assets include Arcos del Gourmet S.A.´s concession right, which is amortized over the concession life. (see Note 8. 2.d.).

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of the intangible assets does not exceed their estimated recoverable value at year-end.

•	Non-Compete Agreement

These expenses are amortized by the straight-line method in 28 months period starting upon December 1st, 2009.

The value of these assets does not exceed their estimated recoverable value at year-end.

g)	Goodwill, net

•	Real Estate Business

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Goodwill, net” caption. Amortizations were classified in the “Amortization of goodwill, net” caption of the statement of income. Goodwills related to the acquisition of interests in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at year-end.

h)	Customer advances

•	Real Estate Business

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

i)	Allowances

•	Real Estate Business

Allowance for doubtful accounts: IRSA allows for losses relating to trade receivables, leases and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations.

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every year.

IRSA has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties.

If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

For lawsuits: IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimates of the outcomes of these matters and IRSA’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

j)	Liabilities in kind related to barter transactions

•	Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. IRSA estimate that this value does exceed the estimated cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade accounts payable”.

k)	Revenue recognition

•	Real Estate Business

1) Revenue recognition of IRSA

•	Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. IRSA does not commence gain or loss such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the IRSA’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

•	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

•	Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 5.

2) Revenue recognition of Alto Palermo S.A. (APSA)

•	Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds after the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non refundable admission fee, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the fiscal year whether collection has or has not been made.

•	Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99,99996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission´s rights. Revenues are recognized at the time that the transaction is successfully concluded.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (continued)

l)	Issuance of debt expenses

•	Real Estate Business

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the Statements of Income as a greater financing expense

NOTE 4: Details of consolidated balance sheet and consolidated statement of income accounts

As of June 30, 2010 and 2009 the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Cash	5,005	3,406
Foreign currency	77	579
Banks in local currency	64,435	24,523
Banks in foreign currency	5,458	51,200
Checks to be deposited	5,944	2,751

	80,919	82,459

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

b.	Investments

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
Investments
Mutual Funds (2)	153,699	150,850
Time deposits	—	15,156
Government Bonds, Bonds and Notes (1)
-Pre 2009 bonds	—	10,108
-Pro 2012 bonds	—	3,987
- Participation trust certificates	2,846	16,490
-Certificates of participation - Tarshop Trust	124,671	136,231
-Allowance for impairment of investments	(7,423)	(10,198)
-Global 2010 bonds	132	67
-Mortgage Bonds	918	1,198
Public shares (1)	4,075	21,603
Others investments (1)	50	49

	278,968	345,541

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of June 30, 2010 and June 30, 2009 includes Ps. 58,965 and Ps. 36,789 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Non-current

Investments on controlled and related companies

Law No. 19,550 Section 33 and related parties:

	June 30, 2010	June 30, 2009
Agro-Uranga S.A.
Shares	10,191	9,024
Higher property value	11,179	11,179

	21,370	20,203

Cactus Argentina S.A. (“Cactus”)
Shares	2,071	10,032
Goodwill	4,978	4,015
Allowance for impairment of Cactus goodwill	(4,978)	—

	2,071	14,047

Exportaciones Agroindustriales Argentinas S.A.
Shares	5	99

	5	99

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

	June 30, 2010	June 30, 2009
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (BrasilAgro)
Shares	290,832	220,709
Higher values (1)	6,887	6,887
Goodwill	6,965	3,841
Negative Goodwill	(14,765)	(19,163)

	289,919	212,274

Banco Hipotecario
Shares	791,632	516,097
Higher values (2)	10,570	13,871
Goodwill	13,278	21,152

	815,480	551,120

Banco Crédito y Securitización S.A.
Shares	5,996	5,127

	5,996	5,127

Manibil S.A.
Shares	27,228	25,322
Goodwill	10	10

	27,238	25,332

Hersha Hospitality Trust
Shares	204,553	—

	204,553	—

Advances for shares purchases	23,735	6,250

	23,735	6,250

(1)	Corresponds to Ps. 10,596 of higher value property and equipment and Ps. (3,709) of higher tax effect value.
(2)	Corresponds to Ps. 267 of higher value intangible assets, Ps. 22,706 of lower value trade account payables and Ps. (16,565) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A., and Ps. 4,162 of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

	June 30, 2010	June 30, 2009
Undeveloped parcels of land :
- Santa Maria del Plata	204,420	203,584
- Puerto Retiro (1)	66,551	66,331
- Plot of Land Berutti (2)	54,237	54,018
- Plot of Land Caballito	40,630	40,626
- Patio Olmos (3)	33,218	33,218
- Pereiraola	—	24,157
- Torres de Rosario plot of land	14,230	18,641
- Coto Air Space (5)	14,672	14,672
- Zetol Plot of Land (4)	14,348	13,116
- Canteras Natal Crespo	6,465	6,465
- Pilar	4,066	4,066
- Torres Jardin IV	3,038	3,038
- Vista al Muelle Plot of Land (4)	8,292	1,739
- Other undeveloped parcels on land	26,601	19,267

	490,768	502,938

	1,881,135	1,337,390

Other Investments

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Certificates of participation - Tarshop S.A. Trust	18,458	22,900
Allowance for impairment of investments	(1,165)	(1,891)
MAT (6)	90	90
Coprolán	21	21
Other investments	1,531	95

	18,935	21,215

(1)	Note 7 B.1.a. to the consolidated financial statements.
(2)	Note 9.B.2.c. to the consolidated financial statements.
(3)	Note 9.B.2.a. to the consolidated financial statements.
(4)	Note 8.B.1.e. to the consolidated financial statements.
(5)	Note 9.B.2.d. to the consolidated financial statements.
(6)	Mercado a Término de Buenos Aires – Buenos Aires Board of Trade

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

c.	Trade accounts receivable

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
Debtors from consumer financing	245,538	141,570
Leases, services and real estate receivables	76,565	83,826
Checks to be deposited	67,920	62,230
Debtors from expenses and collective promotion fund	19,917	37,689
Leases, services and real estate receivables under legal proceedings	42,117	35,903
Trade accounts receivable – agricultural business	73,399	31,372
Trade accounts receivable – real estate agricultural business	3,162	16,179
Debtors from hotel activities	11,186	7,713
Documents receivable	4,207	7,461
Debtors from consumer financing – collection agents	4,532	5,070
Credit cards receivable	877	1,161
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.t.)	6,500	2,400
Less:
Allowance for doubtful accounts	(114,855)	(129,479)

	441,065	303,095

Non-current
Debtors from consumer financing	25,824	6,490
Leases, services and real estate receivables	15,553	1,566
Documents receivable	399	1,278
Trade accounts receivable – real estate agricultural business	1,597	2,604
Less:
Allowance for doubtful accounts	(1,250)	(2,708)

	42,123	9,230

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

d.	Other receivables

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
Call Option Metropolitan 885 Third Ave. LLC	48,461	44,877
Receivables from the sale of shares (1)	35,772	34,553
VAT receivables, net	50,994	32,601
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	10,876	89,925
Prepaid expenses	41,003	25,869
Income tax advances and tax credit (net of provision for income tax)	9,992	21,987
Guarantee deposits re. securitization programs	5,427	6,782
Loans granted	859	5,424
Guarantee of defaulted credits	—	4,206
Gross sales tax credit and others	9,013	3,318
Receivable for services of consumer financing	4,880	2,746
Guarantee deposits	2,611	1,490
Pre-paid insurance	79	1,489
Minimum presumed income tax	1,056	923
Premiums collected	—	743
Financial operations to liquidate	512	—
Other tax credits	745	171
Prepaid leases	4,823	75
Expenses to be recovered	235	47
Receivables from stock holders in related companies	—	29
Others	24,570	10,108

	251,908	287,363

(1)	In June 2007, IRSA sold 10% of the shareholding in Solares Santa María S.A. for US$ 10.6 million (on that such date IRSA collected US$ 1.5 million of such amount). The balance will become due in December 2010 and it is supported by a pledge in favor of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

	June 30, 2010	June 30, 2009
Non-current
Deferred tax	66,245	78,285
Minimum presumed income tax	97,025	65,967
VAT receivables, net	65,088	65,575
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.t.)	15,010	22,513
Prepaid expenses	2,609	3,958
Mortgages receivables under legal proceeding	2,208	2,208
Allowance for doubtful accounts	(2,208)	(2,208)
Gross sales tax credit and others	935	1,989
Guarantee deposits re. securitization programs	—	999
Loans granted	195	—
Tax on bank account operations	92	—
Guarantee deposits	—	380
Income tax advances and tax credit (net of provision for income tax)	—	109
Prepaid leases	—	33
Others	1,116	2,784

	248,315	242,592

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

e.	Inventories

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
Agricultural business
Crops	51,660	49,258
Materials and others	37,619	26,898
Beef cattle	16,053	18,279
Unharvested crops	26,807	13,006
Seeds and fodder	3,664	2,864
Real estate business
Credit from barter transaction of Terreno Caballito (Koad)	27,115	19,222
Abril	1,839	3,035
Inventories (hotel business)	3,141	2,676
El Encuentro	5,777	2,119
Horizons	211,397	—
Credit from barter Rosario	3,379	—
Other inventories	2,841	1,273
San Martin de Tours	433	431
Credit from barter transaction of Dique III – plot 1.c)	—	68
Torres Jardin	68	68
Torres Rosario	8,728	—

	400,521	139,197

Non-Current
Agricultural Business
Beef cattle	141,602	77,828
Real estate business
Horizons	—	109,144
Credit from barter of Caballito (Cyrsa) (Note 4.t)	25,155	20,875
Credit from barter of Caballito (Koad)	6,991	14,324
Credit from barter Rosario	7,742	11,121
El Encuentro	6,222	9,633
Caballito land	6,794	6,653
Pereiraola lots	8,200	—
Abril	—	768
Cruceros Buildings	—	25
San Martin de Tours	—	3
Other inventories	1,512	1,155

	204,218	251,529

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

f.	Property and equipment, net

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Agricultural business	464,164	430,529
Real estate business
Shopping Center	1,571,610	1,453,747
Office buildings	913,531	1,153,207
Hotels	204,721	217,437
Other fixed assets	136,195	55,078

	3,290,221	3,309,998

g.	Intangible assets, net

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Concession rights	41,483	22,076
Saving expenses of contracts in acquired leases	10,625	13,897
Pre-operating expenses	24,040	16,038
Tarshop ‘s customers	2,610	2,902
Non-compete agreement	9,131	—
Trademarks	646	274
Others	50	—

	88,585	55,187

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

h.	Goodwill, net

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Goodwill
IRSA	13,040	41,995
APSA	10,866	20,670
Torre BankBoston	5,033	5,899
Della Paolera 265 and Museo Renault	2,755	3,276
Fibesa S.A.	47	2,395
Conil S.A.	506	—
Negative goodwill
IRSA	(360,477)	(385,809)
APSA	(25,635)	(46,365)
Palermo Invest S.A.	(24,503)	(42,290)
Empalme S.A.I.C.F.A. y G.	(4,757)	(9,084)
Mendoza Plaza Shopping S.A.	(5,002)	(5,988)
Emprendimiento Recoleta S.A.	(90)	(336)
Tarshop S.A.	(808)	6,897

	(389.025)	(408,740)

i.	Trade accounts payable

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
Suppliers	224,236	191,122
Provisions for inputs and other expenses	99,593	104,421
Debt related to purchase of farms	25,181	35,098
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	2,815	6,961
Liabilities in kind “Horizons”	46,451	—
Provisions for harvest expenses	3,284	1,253
Others	2,183	1,039

	403,743	339,894

(1)	Includes as of June 30, 2010 and 2009 current and non current Ps. 46,451, corresponding to the liabilities in kind associated to the “Horizons” and “Caballito” projects (See Note 8.B.1.a).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

Non-Current
Suppliers	11,210	12,411
Liabilities in kind “Horizons” (1)	—	46,451
Debt related to purchase of farms	—	21,893
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	12,158	8,438

	23,368	89,193

(1)	Includes as of June 30, 2010 and 2009 current and non current Ps. 46,451, corresponding to the liabilities in kind associated to the “Horizons” and “Caballito” projects (See Note 8.B.1.a).

Mortgage payable

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
Mortgage payable Bariloche plots of land	—	1,930

	—	1,930

k.	Short-term and long-term debts

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
Bank loans	253,990	294,065
Bank Overdrafts	609,075	166,651
Short-term debt	23,019	—
Foreign financial entities	4,921	788
Seller financing	15,920	28,895
Non-convertible Notes - IRSA 2017 (1)	15,393	14,839
Non-convertible Notes Class II	35,324	—
Non-convertible Notes – APSA US$ 120 M.	2,702	2,471
Convertible Notes – APSA 2014 US$ 50 M. (Note 4.t.)	2,719	2,610
Non-convertible Notes – APSA 2011 Ps. 55 M.	44,165	—
Non-convertible Notes – APSA 2011 US$ 6 M.	25,813	—
Non-convertible Notes – APSA 2012 Ps. 154 M.	26,695	26,569

	1,059,736	536,888

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

	June 30, 2010	June 30, 2009
Non-Current
Non-Convertible Notes IRSA 2017 (1)	440,670	421,932
Convertible Notes – APSA US$ 120 M.	261,663	250,512
Bank loans	52,767	76,611
Convertible Notes – APSA 2014 US$ 50 M. (Note 4.t.)	60,782	58,679
Non-convertible Notes – APSA 2012 154 M.	24,848	50,356
Seller financing	12,436	8,610

	853,166	866,700

(1)	Note 12.A.1.a to the consolidated financial statements.

l.	Salaries and social security payable

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Provisions for vacation and annual bonus	47,967	30,677
Social security taxes payable	11,994	10,188
Salaries payable	1,019	299
Others	504	590

	61,484	41,754

m.	Taxes payable

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
VAT payable, net	17,308	18,469
Tax payment facilities plan for VAT	13,235	57,258
Minimum presumed income tax	14,127	20,345
Income tax provision, net	38,213	14,291
Tax on personal assets	4,360	5,514
Provisions – Gross sales tax payable	4,729	3,042
Tax moratorium - Income tax	—	1,358
Tax moratorium - ABL	815	—
Minimum presumed income tax – Plan of facilities	—	1,137
Income tax – Plan of facilities	1,559	21,835
Tax withholdings	12,482	8,772
Property tax payable	82	208
Gross revenue tax moratorium	485	449
Others	1,163	3,274

	108,558	155,952

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

	June 30, 2010	June 30, 2009
Non-current
Deferred income tax	248,722	197,473
Tax moratorium – Income tax payable	19,145	20,704
Tax moratorium – Personal assets	2,392	2,773
Gross sales tax payable	—	1,138
Gross revenue tax moratorium	1,320	2,433
Tax moratorium - ABL	2,372	—
Minimum presumed income tax	12	8

	273,963	224,529

n.	Advances from customers

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
Admission rights	51,194	45,935
Advanced payments from customers	141,375	30,601
Leases and service advances (1)	23,895	20,850

	216,464	97,386

Non-current
Admission rights	59,469	60,626
Advanced payments from customers	—	56,822
Leases and service advances (1)	30,924	32,909

	90,393	150,357

(1)	See note 13.B.2.a to the consolidated financial statements.

(a) Includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G.

(b) As of June 30, 2010 and June 30, 2009 includes advances of Ps.9,501 and Ps. 8,122 respectively, received from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA´s Subsidiary), for a 30 years´ term.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

o.	Other liabilities

The breakdown for this item is as follow:

	June 30 2010	June 30, 2009
Current
Lower value of acquired contracts	1,929	18,711
Payables to Nationals Park Administration	2,589	10,223
Guarantee deposits	5,243	5,228
Additional capital contribution payable	—	2,270
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	26,117	90,336
Loans with shareholders of related parties	—	837
Premiums collected	595	543
Debt to former minority shareholder of Tarshop S.A.	3,529	—
Management agreement provision (Note 4.t.)	7,267	—
Operations to liquidate	178	—
Contributed leasehold improvements to be accrued and unrealized gains	516	524
Advance from sale of Tarshop S.A.’s shares (Note 4.t)	21,070	—
Loan with FyO.Com´s minority shareholder	134	134
Others	4,086	7,251

	73,253	136,057

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

	June 30, 2010	June 30, 2009
Non-current
Loans with shareholders of related parties	19,989	47,388
Contributed leasehold improvements to be accrued and unrealized gains	9,687	10,203
Guarantee deposits	4,073	4,713
Debt to the former minority shareholders of Tarshop S.A.	3,322	—
Debts for the purchase of farm	—	4,556
Hersha´s Option payable	16,693	—
Additional capital contribution payable	5,897	3,425
Advance for concession of rights	3,166	1,308
Lowest value of acquired contracts	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t.)	20	20
Others	2,525	5,063

	65,372	76,676

p.	Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Current
Lawsuits and contingencies	5,479	4,051

	5,479	4,051

Non-current
Lawsuits and contingencies	9,708	5,823

	9,708	5,823

q.	Unrealized gain (loss) on inventories

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Unrealized gain on inventories - Beef cattle	84,349	(861)
Unrealized loss on inventories - Crops, raw materials and MAT	1,140	(477)
Operative loss and unrealized loss on real estate assets	1,091	930

Total unrealized gain (loss) on inventories	86,580	(408)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

r.	Financial results, net

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Generated by assets
Income interest
Income interest	19,462	14,154
Interest for asset discount	3,819	(15,254)

Sub-total	23,281	(1,100)

Other Unrealized gain (loss)
Conversion differences	2,271	6,250
Gain on hedging operations	5,412	22,668
Tax on bank account operations	(5,812)	(4,683)
Loss on financial operations	7,693	50,919
Others	(392)	(150)

Sub-total	9,172	75,004

Generated by Liabilities
Other Unrealized gain (loss)
Net gain from repurchase of non-convertible notes	—	176,566
Gain on hedging operations	—	9,436
Others	(6,431)	(6,097)

Sub-total	(6,431)	179,905

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

s.	Other income and expenses, net

The breakdown for this item is as follow:

	June 30, 2010	June 30, 2009
Other incomes:
Recovery of allowances	1,151	847
Gains on the sale of other fixed assets	5	185
Lawsuits and contingencies	—	754
Management fee	855	—
Others	1,066	1,242

Sub-total Other Income	3,077	3,028

Other Expenses:
Tax on shareholders´ personal assets	(12,734)	(12,812)
Lawsuits and contingencies	(742)	—
Unrecoverable VAT receivable	(2,937)	(4,200)
Donations	(5,592)	(1,730)
Others	(723)	(734)

Sub-total Other Expenses	(22,728)	(19,476)

Total Other income and expenses, net	(19,651)	(16,448)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

t.	Subsidiaries related companies Law No. 19,550 Section 33 and others related parties:

Balances as of June 30, 2010, compared to the balances as of June 30, 2009, held with related companies, persons and shareholders are as follows:

As of June 30, 2010

	Current Trade accounts receivable	Current Other receivables	Non current Other receivables	Inventories Receivable caballito plot of/and barter	Current Trade accounts payable	Non-current Trade accounts payable	Short term debt	Long term debt	Current Other liabilities	Non-current Other liabilities
Agro –Uranga S.A. (2)	7	39	—	—	(36)	—	—	—	—	—
Banco Hipotecario S.A. (2)	354	—	—	—	(168)	—	—	—	(21,070)	—
Baicom Networks S.A. (2)	—	1	323	—	—	—	—	—	—	—
BrasilAgro (2)	—	—	—	—	(8)	—	—	—	—	—
Cactus (2)	304	—	—	—	(632)	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	318	50	—	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	883	2	—	—	(10)	—	—	—	(3)	—
Consorcio Libertador S.A. (3)	—	20	—	—	(66)	—	—	—	(4)	—
Consorcio Torre Boston .S.A. (3)	595	205	—	—	—	—	—	—	—	—
Consultores Asset Management S.A. (3)	918	29	—	—	(7)	—	—	—	(7,267)	—
Cresca S.A. (4)	182	5,219	—	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,669	8	—	18,970	(1,006)	—	—	—	—	—
Directors (3)	2	169	—	—	(36)	—	—	—	(24,994)	(20)
Estudio Zang, Bergel & Viñes (3)	—	22	—	—	(708)	—	—	—	—	—
Fundación IRSA (3)	41	5	—	—	—	—	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (5)	—	95	—	—	—	—	—	—	—	—
Hersha Hospitality Trust (2)	—	2,087	—	—	—	—	—	—	—	—
Metroshop S.A. (1)	—	—	14,687	—	—	(12,158)	—	—	—	—
Museo de los niños S.A. (3)	1,111	—	—	—	(5)	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	—	(2,716)	(60,822)	—	—
Credits to employees (3)	57	2,894	—	—	(128)	—	—	—	—	—
Puerto Retiro S.A. (2)	59	31	—	—	(5)	—	—	—	—	—
IRSA Developments LP (3)	—	—	—	—	—	—	—	—	(8)	—
IRSA Real Estate Strategies LP (3)	—	—	—	—	—	—	—	—	(8)	—
Elsztain Managing Partners Lim (3)	—	—	—	—	—	—	—	—	(27)	—

Total	6,500	10,876	15,010	18,970	(2,815)	(12,158)	(2,716)	(60,822)	(54,454)	(20)

(1)	Direct or indirect Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

As of June 30, 2009

	Current Trade accounts receivable	Current Other receivables	Non current Other receivables	Current Trade accounts payable	Non current Trade accounts payable	Short term debt	Long term debt	Current Other liabilities	Non current Other liabilities
Agro –Uranga S.A. (2)	—	39	—	(45)	—	—	—	—	—
Banco Hipotecario S.A. (2)	5	—	—	—	—	—	—	—	—
BrasilAgro (2)	13	—	—	—	—	—	—	—	—
Cactus (2)	25	15,031	—	(5,133)	—	—	—	(3)	—
Canteras Natal Crespo S.A. (4)	193	864	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	—	370	—	(46)	—	—	—	—	—
Consorcio Libertador S.A. (3)	—	532	—	(122)	—	—	—	—	—
Consultores Asset Management S.A. (3)	597	3,826	—	(7)	—	—	—	—	—
Cresca S.A. (4)	—	788	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,530	20	—	(560)	—	—	—	—	—
Directors (3)	—	191	—	(29)	—	—	—	(2,362)	(20)
Dolphin Fund PLC (3)	—	63,560	—	—	—	—	—	(61,398)	—
Estudio Zang, Bergel & Viñes (3)	2	20	—	(683)	—	—	—	—	—
Fundación IRSA (3)	22	3	—	(259)	—	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (5)	—	39	—	—	—	—	—	(25,500)	—
Metroshop S.A. (1)	—	2,265	22,513	—	(8,438)	—	—	—	—
Museo de los niños S.A. (3)	—	811	—	(5)	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	(2,610)	(58,679)	—	—
Credits to employees (3)	6	1,553	—	(50)	—	—	—	—	—
Puerto Retiro S.A. (2)	7	13	—	—	—	—	—	—	—
Rummaalá S.A. (4)	—	—	—	(22)	—	—	—	—	—

Total	2,400	89,925	22,513	(6,961)	(8,438)	(2,610)	(58,679)	(90,336)	(20)

(1)	Direct or indirect Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

The results for the fiscal years ended June 30, 2010 and 2009, held with related companies, persons and shareholders are as follows:

As of June 30, 2010

	Gain from leases	Beef cattle expenses	Fees	Interest Gain (loss)	Others	Other income and expenses and current personal asset’s tax	Administration services	Salaries and wages	Sales and fees for shared services	Donations
Shareholders In general (5)	—	—	—	—	—	(204)	—	—	—	—
Agro –Uranga S.A. (2)	—	—	—	—	1,323	—	—	—	—	—
Cactus (2)	—	(2,090)	—	9	40	—	152	—	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	100	—	—	—	—	48	—
Consorcio Torre Boston (3)	—	—	—	—	—	—	—	—	54	—
Consorcio Libertador S.A. (3)	11	—	—	—	—	—	—	—	123	—
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	—	—	195	—
Consultores Asset Management S.A. (3)	—	—	(20,601)	—	—	—	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	—	703	—	—	—
Cyrsa S.A. (4)	24	—	—	—	—	—	—	—	73	—
Directors (3)	—	—	(50,198)	(9)	—	—	—	(428)	—	—
Estudio Zang, Bergel & Viñes (3)	97	—	(4,921)	—	—	—	—	—	—	—
Fundación IRSA (3)	—	—	—	—	—	—	—	—	—	(423)
Inversiones Financieras del Sur S.A.	—	—	—	804	—	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	(8,049)	—	—	—	—	—	—
Credits to employees (3)	—	—	—	95	—	—	—	—	—	—

Total	132	(2,090)	(75,720)	(7,050)	1,363	(204)	855	(428)	493	(423)

(1)	Direct or indirect Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

As of June 30, 2009

	Gain (loss) from leases	Beef cattle expenses	Fees	Interest Gain	Interest Loss	Others	Other income and expenses and current personal asset’s tax	Administration services	Salaries and wages	Sales and fees for shared services
Shareholders in general (5)	—	—	—	—	—	—	(492)	—	—	—
Agro –Uranga S.A. (2)	—	—	—	—	—	340	—	—	—	—
BrasilAgro (2)	—	—	—	—	—	—	—	408	—	—
Cactus (2)	—	(977)	—	907	—	336	—	171	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	83	—	—	—	—	—	48
Consorcio Libertador S.A. (3)	9	—	—	—	—	—	—	—	—	124
Consultores Asset Management S.A. (3)	—	—	(13,641)	—	—	—	—	—	—	—
Cyrsa S.A. (4)	225	—	—	—	—	—	—	—	—	—
Directors (3)	—	—	(16,820)	—	(11)	—	—	—	(610)	—
Directors of Banco Hipotecario (3)	—	—	—	—	(8)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(5,532)	—	—	—	—	—	—	—
Fundación IRSA (3)	—	—	—	—	—	3,281	—	—	—	—
Inversiones Financieras del Sur S.A. (5)	—	—	—	1,111	—	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	(14,573)	—	—	—	—	—
Credits to employees (3)	109	—	—	578	—	—	—	—	—	—

Total	343	(977)	(35,993)	2,679	(14,592)	3,957	(492)	579	(610)	172

(1)	Direct and indirect Subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control
(5)	Shareholder

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5: SEGMENT REPORTING

As of June 30, 2010 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Farm sales	Others	Non Operating	Subtotal Agricultural business	Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
Description	Local	International
Production income	143,772	27,076	20,830	26,043	—	—	—	—	217,721	—	—	—	—	—	—	—	217,721
Cost of production	(132,301)	(27,423)	(21,850)	(20,383)	—	—	—	—	(201,957)	—	—	—	—	—	—	—	(201,957)

Production profit	11,471	(347)	(1,020)	5,660	—	—	—	—	15,764	—	—	—	—	—	—	—	15,764

Sales	164,522	30,129	39,274	24,415	—	18,557	50,497	—	327,394	225,567	156,592	529,841	159,894	265,346	—	1,337,240	1,664,634
Cost of sales	(148,077)	(27,552)	(46,682)	(24,415)	—	(4,825)	(38,102)	—	(289,653)	(99,893)	(35,705)	(164,265)	(103,191)	(99,470)	—	(502,524)	(792,177)

Sales profit (loss)	16,445	2,577	(7,408)	—	—	13,732	12,395	—	37,741	125,674	120,887	365,576	56,703	165,876	—	834,716	872,457

Gross (Loss) profit	27,916	2,230	(8,428)	5,660	—	13,732	12,395	—	53,505	125,674	120,887	365,576	56,703	165,876	—	834,716	888,221

Selling expenses	(23,127)	(4,481)	(2,550)	(540)	—	—	(3,355)	—	(34,053)	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	—	(185,401)	(219,454)
Administrative expenses	(19,440)	(7,203)	(12,329)	(2,229)	—	(1,346)	(1,839)	—	(44,386)	(35,079)	(45,679)	(54,335)	(35,074)	(25,125)	—	(195,292)	(239,678)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	33,831	—	—	—	—	—	33,831	33,831
Unrealized (loss) gain on inventories	1,515	(268)	84,349	—	—	—	(107)	—	85,489	730	361	—	—	—	—	1,091	86,580
Net gain from retained interest in securitized receivables of consumer financing	—	—	—	—	—	—	—	—	—	—	—	—	—	37,470	—	37,470	37,470

Operating result	(13,136)	(9,722)	61,042	2,891	—	12,386	7,094	—	60,555	122,768	71,117	274,107	5,120	53,303	—	526,415	586,970

Assets	381,962	442,276	265,567	51,330	2,357	3,162	19,674	162,020	1,328,348	683,040	1,104,047	1,814,382	239,278	314,285	1,354,508	5,509,540	6,837,888
Liabilities	54,886	26,641	357	1,080	629	—	4,338	650,538	738,469	309,153	443,213	1,066,958	209,002	296,968	180,924	2,506,218	3,244,687
Non-current investments in other companies (1)	18,856	289,919	126	2,388	2,071	—	—	5	313,365	27,238	—	—		—	1,026,029	1,053,267	1,366,632
Increases and transfers of property and equipment and intangible assets	17,542	13,231	12,672	1,646	—	—	978	392	46,461	—	102,040	56,998	3,727	1,696	—	164,461	210,922
Amortization and depreciation	5,044	—	1,842	687	—	—	279	653	8,505	17,121	25,988	106,539	16,432	7,993	—	174,073	182,578

(1)	Include equity method of BrasilAgro, Cactus, Agro – Uranga S.A., Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A. and Hersha Hospitality Trust.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5: (Continued)

As of June 30, 2009 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non Operating (1)	Subtotal Agricultural business	Development and sale of properties	Office and other	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
Description	Local	Foreign
Production income	118,582	15,597	18,120	20,213	—	—	—	—	172,512	—	—	—	—	—	—	—	172,512
Cost of production	(159,109)	(16,807)	(16,241)	(18,286)	—	—	—	—	(210,443)	—	—	—	—	—	—	—	(210,443)

Production profit	(40,527)	(1,210)	1,879	1,927	—	—	—	—	(37,931)	—	—	—	—	—	—	—	(37,931)

Sales	147,680	16,783	17,646	19,270	—	36,045	1,959	—	239,383	278,107	127,339	305,127	116,672	188,035	—	1,015,280	1,254,663
Cost of sales	(130,054)	(14,915)	(16,237)	(19,316)	—	(24,210)	(94)	—	(204,826)	(170,529)	(25,932)	(87,097)	(74,240)	(78,125)	—	(435,923)	(640,749)

Sales profit (loss)	17,626	1,868	1,409	(46)	—	11,835	1,865	—	34,557	107,578	101,407	218,030	42,432	109,910	—	579,357	613,914

(Loss) gross profit	(22,901)	658	3,288	1,881	—	11,835	1,865	—	(3,374)	107,578	101,407	218,030	42,432	109,910	—	579,357	575,983

Selling expenses	(18,676)	(2,406)	(1,323)	(328)	—	(2,474)	—	—	(25,207)	(1,591)	(9,948)	(24,153)	(12,048)	(139,535)	—	(187,275)	(212,482)
Administrative expenses	(16,938)	(3,018)	(9,036)	(1,620)	—	(1,349)	(140)	—	(32,101)	(16,804)	(26,221)	(32,946)	(26,931)	339	—	(102,563)	(134,664)
Unrealized gain on farm held for sale	—	—	—	—	—	—	—	—	—	9,237	—	—	—	—	—	9,237	9,237
Unrealized loss on inventories	(691)	(183)	(860)	—	—	398	—	—	(1,336)	(145)	1,073	—	—	—	—	928	(408)
Net loss from retained interest in securitized receivables of consumer financing	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,263)	—	(22,263)	(22,263)

Operating (loss) gain	(59,206)	(4,949)	(7,931)	(67)	—	8,410	1,725	—	(62,018)	98,275	66,311	160,931	3,453	(51,549)	—	277,421	215,403

Assets	421,531	250,773	208,973	44,645	22,982	6,223	9,121	138,783	1,103,031	540,358	1,036,959	1,915,268	232,848	174,865	972,727	4,873,025	5,976,056
Liabilities	16,291	21,804	2,271	1,013	—	207	—	393,116	434,702	299,954	392,676	1,052,619	197,004	214,717	135,518	2,292,488	2,727,190
Non current investments in other companies (2)	18,567	212,274	—	1,636	14,047	—	—	99	246,623	25,332	—	—	—	—	556,247	581,579	828,202
Increases and transfers of property and equipment and Intangible assets	10,926	122,715	21,234	4,950	—	10,991	—	494	171,310	1,039	15,467	192,474	2,204	2,947	—	214,131	385,441
Amortization and depreciation	3,799	105	1,408	615	—	1,066	—	640	7,633	782	24,781	86,643	18,001	5,584	—	135,791	143,424

(1)	Not included in the segment total.
(2)	The balance corresponds to equity interest in BrasilAgro, Cactus, Agro Uranga S.A., Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A. and Manibil S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6: LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

1.	Ongoing litigation with the city of Villa Mercedes.

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanours Court Judge’s ruling.

Irrespective of the above, Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

B.	Real Estate Business

1.	Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6: (continued)

balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos.

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the incidental procedure and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

On February 23, 2010, the Supreme Court of Justice dismissed the action, which rendered the judgment final and compelled LLR to pay the amount calculated by the State. On April, 2010 LLR paid Ps. 13,122 in cash and bonds.

After LLR’s filing was duly notified to the plaintiff, the latter in turn stated that the amounts deposited were in line with the settlement that, having taken place on June 30, 2007, was eventually approved in the framework of these proceedings on December 5, 2007. As a result, the Argentine Agency of National Parks argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR would amount to US$ 0.7 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6: (continued)

On June 10, 2010, LLR was notified of the newly-performed settlement: LLR filed an objection against it in due time and manner. On June 17, 2010, the court ordered that the plaintiff was to be served notice of the objection. As of June 30, 2010, LLR awaits notice of the most recently ordered service of process.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked Ps. 2,589 under “Other current liabilities – Creditor: Argentine Agency of National Parks”, that is, the amount in Pesos equivalent to the interest claimed by the plaintiff.

NOTE 7: RESTRICTED ASSETS

A.	Agricultural Business

Mortgages on plots of land in the Republic of Bolivia

Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 9.A.1. As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$ 2.5 million, effective through November 11, 2010; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$ 2.0 million, effective through November 11, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$ 1.9 million, effective through November 11, 2010.

B.	Real Estate Business

1.	IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7: (continued)

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBO rate 6 months plus 7.0%, being the last of US$ 5.07 due in March 2010.

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7: (continued)

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to IRSA. In connection with this matter, HASA borrowed funds from Standard Bank Argentina again, in the amount of Ps. 19,000, which will accrue interest at a fixed nominal 16.25% interest rate per annum, payable on a quarterly basis and with principal becoming due on March 15, 2011.

As a security interest for this transaction, IRSA entered into a put option agreement with Standard Bank whereby the Bank receives the right to sell to IRSA, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA’s default.

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of June 30, 2010
República Building	219,777
Caballito Plot of land	36,745
Bariloche Plots of land	21,900
Zetol Plot of land	14,348
Suipacha 652	10,936
Vista al Muelle Plot of land	8,292
Caballito Plots of land	6,794

d.	IRSA maintains a pledge over CYRSA’s shares

e.	To guarantee due compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A.’s and Vista al Muelle S.A.´s pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement, as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares in Vista al Muelle S.A. and Zetol S.A.

f.	IRSA has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7: (continued)

g.	In May 2008, IRSA bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, IRSA agreed not to transfer its shares or any rights related thereto for a term of three years.

h.	IRSA carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

2.	APSA

a.	The fixed assets account included the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st , 2009) had with NAI INTERNATIONAL ll Inc.

b.	The accounts receivable financial trusts include the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They are restricted availability credits until settlement in accordance with the respective prospectus.

c.	As of June 30, 2010 under other current receivables, APSA has deposits that are restricted under due to different court attachments.

d.	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2010 amounts to Ps. 40,630 (disclosed in other “Non-current investments- Undeveloped parcels of land”).

e.	Other current investments account includes BONTE 2006 bonds for Ps. 34; which are deposited as rental guarantee.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7: (continued)

f.	As of June 30, 2010, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, (CP) according to the following detail:

•	To Standard Bank Argentina S.A., CP Al Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan of Ps. 15,371).

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan of Ps. 3,724).

•	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII y L, (loan of Ps. 7).

•	To Banco Hipotecario S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX y LVI, (loan of Ps. 20,149).

g.	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.” (“APSA”), the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Fixed assets”).

h.	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

i.	As regards the barter commitment described in Note 9.B.2.d.), the delivery and title deed of Air Space Coto is compromised.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7: (continued)

j.	Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in other receivables and prepaid expenses for an amount of Ps. 217.

NOTE 8: ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.	Agricultural Business

1.	Republic of Bolivia and Republic of Uruguay

Under a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock Business in South America as designed in its business plan, the Company through its affiliates Agrology S.A., IGSA and ANTA has organized companies in the Republic of Bolivia and has acquired a company in the Republic of Uruguay.

Hence, the following companies were organized:

Agropecuaria Acres del Sud S.A., (“Acres”) Aguaribay Agropecuaria S.A. (“Aguaribay”), Calden Agropecuaria S.A. (“Calden”), Itín Agropecuaria S.A. (“Itín”), Ñandubay Agropecuaria S.A. (“Ñandubay”), Ombú Agropecuaria S.A. (“Ombú”), Yatay Agropecuaria S.A. (“Yatay”) and Yuchán Agropecuaria S.A. (“Yuchan”) whose shareholders are: Agrology S.A. holding a 95.12% interest, IGSA and ANTA holding a 2.44% interest each. Such companies in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired plots of land for the agricultural exploitation which are described in Note 10.A.1.Thus, Cresud holds a 100% interest in such companies, engaged in agricultural exploitation.

Additionally, during October 2008, the Company acquired through its affiliate Agrology S.A. 100% of the common stock of a company called Helmir S.A., located in Republic of Uruguay whose corporate purpose is broad.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

2.	Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay and possibly of up to 100,000 hectares also located in Paraguay, which are derived from the purchase option granted by Carlos Casado to Cresca S.A. It should be mentioned that this option was exercised on September 3rd, 2008.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A.

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

On February 3, 2009, the previously called general shareholders’ meetings were held at Cresca S.A. headquarters, whose agenda included among other matters, the capital increase and the issuance of shares of such company as well as the ratification of those agreements that are among the transactions that together with Carlos Casado S.A. had been planned and that at present Cresud will develop through its affiliate, Agrology S.A.

Likewise, on that date, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunately.

On March 19, 2010 and in connection with the option already exercised related to the Option Property, Cresca S.A. required from Carlos Casado S.A. that 3,614 hectares (out of which 1,807 hectares belonging to Agrology S.A.) be transferred to it. This area will be confirmed when measured before executing the title deed.

As agreed in the Option Agreement, Cresca S.A. will pay Carlos Casado S.A. US$ 350 per hectare or US$ 1.3 million as follows: US$ 0.3 million paid on March 23, 2010; US$ 0.5 million were paid on December 1, 2010 and US$ 0.5 million, on March 1, 2011.

Finally, on June 29, 2010, the title deed was executed for 3,646 hectares.

3.	Investment in Cactus

On June 30, 2009, Agrology, by means of its subsidiary Helmir S.A. executed with the company Cactus Feeders Inc. an agreement to purchase shares of the company Cactus Argentina S.A.

By means of this agreement, Helmir S.A. acquired 3,294,667 registered, non endorsable shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share of Cactus, representing 12% of the common stock of such company, at a price of US$ 1.2 million, which was paid on June 30, 2010, plus interest at 4% annual later, The Company later acquired such interest from Helmir S.A. and, consequently, our interest increased to 48% as of the closing of these financial statements (See Note 13.2.a to the basic financial statements).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

B.	Real Estate Business

1.	IRSA

a.	Constitution of CYRSA – Horizons Project

In January 2007, IRSA acquired two adjacent plots of land adjacent located in Vicente López, Province of Buenos Aires (one of them through the acquisition of the total share of Rummaala S.A, actually merged with CYRSA). The purchase price was US$ 36.2 million, from which US$ 30.3 million will be canceled by handing over certain units of the bulding to be constructed. As security for compliance, Rummaala S.A. shares were pledged and the Building located in Suipacha 652 was mortgaged.

In April, 2007, IRSA constituted CYRSA S.A. (“CYRSA”), and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. IRSA contributed with the plots of land and the liability in kind related in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed by executing the agreements to purchase reaching to date 100% of units to be marketed and received advances, which are disclosed in “Customer advances”.

The purchase-sale price set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

•	Partial cancellation will be on installments payable up to the time of transfer/signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest.

As of June 30, 2010, the percentage of completion of the Horizons project was 83.12% considering the cost incurred in relation to the total estimated project costs.

b.	Acquisition of shares in Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, IRSA, through Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares representing approximately 10.4% of Hersha’s common stock and a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. The total purchase price paid was US$ 14.3 million. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha’s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values. As part of the agreement, IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010 and March 2010, REIG purchased 4,789,917 and 3,864,000 additional shares of Hersha’s common stock, respectively, for an aggregate purchase price of US$ 30.8 million increasing IRSA’s interest in Hersha to 10.90% as of June 30, 2010.

Upon exercise of the call option and assuming any Company’s interest is not diluted due to newly issued shares, IRSA’s interest in Hersha would be 14.40%. IRSA accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 77 hotels throughout the United States of America totaling approximately 9,951 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

c.	Acquisition of Metropolitan 885 Third Ave. LLC (“Metropolitan”)

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in Metropolitan 885, a Delaware-based limited liability company, which main asset is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million. During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building.

Since IRSA’s share in Metropolitan’s losses exceeded its equity interest; IRSA recognized a zero value on its investment although a liability of US$ 1.5 million was booked representing it’s maximum commitment to fund Metropolitan’s operations. In addition, the put right has been adjusted to its value of US$ 12.3 million as of June 30, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

d.	Acquisition of shares in Banco Hipotecario S.A.

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., the equivalent of 143,627,987 shares of Banco Hipotecario S.A. (BHSA) in exchange for Ps. 107.6 million of which 78.8 million were paid in July, 2009. The transaction was recognized by the “acquisition method” (see Note 2.j.2. to the basic financial statements). originating a gain of 133.0 million. As a result of these acquisitions, as of June 30, 2009 IRSA held a 21.34% interest in BHSA’s capital stock (without consideration treasury stock).

During the fiscal year, IRSA (through its subsidiaries) acquired the equivalent to 100,417,816 shares of BHSA for an amount of Ps. 118.7 million of which as of June 30, 2010, Ps. 112.6 million were paid. The transaction was recorded by application of the “acquisition method” (See Note 2.j.2. to the Basic Financial Statements), the analysis of the current value of assets and liabilities acquired originating a gain of Ps. 70.4 million.

After the above mentioned purchases, as of June 30, 2010 IRSA has 28.03% of BHSA’s capital stock (without considering Treasury Stock).

e.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA (through Tyrus) acquired for a minimum payment a 100% stake in Liveck S.A. (Liveck), a company organized in the Oriental Republic of Uruguay. Later, IRSA sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

On June, 2009 Liveck acquired, a 90% interest over the shares of the companies Zetol S.A (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay´s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

IRSA and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid, the balance will be paid in 5 installments of US$ 1.0 million each with an annual 3.5% compensatory interest calculated on the total outstanding amount tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (capital plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters to built.

The total price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, of which US$ 0.5 million have already been paid, the balance will be paid within a maximum two-year term with an annual 8% interest on the total outstanding amount

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle until the execution of said purchase and sale

Both parties have agreed that all the obligations mentioned above shall be rendered ineffectual if the parties entered into a shareholder agreement no later than September 1st, 2010. If no such shareholder agreement is signed, this sale shall be executed and delivered on September 13, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

In December 2009, Vista al Muelle acquired other properties totaling US$ 1.9 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

f.	Tender Offer for the acquisition of Telecom Argentina

In the course of the fiscal year, IRSA (through Torodur S.A.) took part, together with other bidders, in a tender offer procedure for the acquisition of the 50% stake held by Telecom Italia SpA. and Telecom Italia International N.V. (Grupo Telecom Italia) in Sofora Telecomunicaciones S.A. (“Sofora”) and of a purchase option for the remaining 50% stake held by Sofora, a company that indirectly holds the majority shareholding in Telecom Argentina. To that end, on June 4, 2010, the Company submitted a binding offer and a letter of credit for US$ 50,0 million for the benefit of Grupo Telecom Italia.

To guarantee performance of the reimbursement obligations under the above-mentioned letter of credit, a pledge was raised over the Company’s shares in Hersha and approximately US$ 43.5 million in negotiable obligations issued by Alto Palermo and acquired by the Company.

In late July 2010, Grupo Telecom Italia decided not to continue with the process to sell Telecom Argentina and concluded it. Therefore, the pledges raised to secure performance under the letter of credit as described above were lifted.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

g.	Merger and spin-off/merger between IRSA and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A. (IBOSA)

IRSA’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. to be subsequently merged with Inversora Bolívar S.A. as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities.

h.	Option to acquire an interest in APSA

In January, 2010, Parque Arauco S.A. accepted the bid submitted by IRSA, and acquired, through a purchase option, the 29.55% interest in APSA and the held of nominal value of US$ 15.5 million of “APSA’s Convertible Note 2014”.

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended until November 30, 2010 subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. IRSA transferred US$ 6.0 million to Parque Arauco S.A., non refundables, as payment in exchange for the option, to be computed towards cancellation of the final price.

As of the date of issuance of these financial statements, the parties have agreed to the extension of the exercise of the option until September 21, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

i.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola).

In June 2010, IRSA closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of IRSA of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, with the first installment falling due in December 2010. As of June 30, 2010 the buyer had effected advanced payments on the first installment for US$ 1.05 million.

j.	Acquisition of Torodur S.A.

In May 2010 IRSA acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, IRSA transferred a 2% ownership interest to CAM Communications LP, at cost.

2.	APSA

a.	Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, APSA reviewed the general and specific economic prospects for Tarshop S.A.’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the conditions commanding on the market, during first quarter of fiscal year 2009, APSA decided to participate in a capital increase of Tarshop S.A. for up to the amount of Ps. 60,000, increasing its equity interest in Tarshop S.A. from 80% to 93.439%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

During the second quarter of fiscal year 2009, APSA provided financial assistance to Tarshop S.A. for Ps. 105,000, amount then accepted as irrevocable capital contributions. The capitalization of such irrevocable contributions and the subsequent capital increase was decided by Tarshop S.A.´s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in the mentioned Company stands at 98.5878%.

Subsequently, during January 2010 and related to the restructure operation of its interest in Tarshop S.A., APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, reaching the 100% of share interest and thus consolidating what its 20% interest will be as regards Tarshop S.A.’s once the closing of shares’ sales, transaction executed with Banco Hipotecario S.A. occurred, as described in subsequent point.

b.	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

The sale price was established at the total and definitive amount of US$ 26.8 million and APSA granted to Banco Hipotecario S.A. the indemnities that are usual in this type of transactions.

In this line of thought, on December 29, 2009, the contractual documents related to the sale of the 80% of Tarshop S.A.’s capital stock to Banco Hipotecario S.A. were subscribed subject to the authorization and/or approval of the Central Bank of Argentina (BCRA).

It must be noted that on August 30, 2010 BCRA notified about the approval of the transaction.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

Upon executing the agreement, US$ 5.4 million was received as prepayment, disclosed in “Other Liabilities” and the remaining balance of US$ 21.4 million will be collected at the closing of the transaction, whereupon price adjustments considered in the agreement and compliance with other precedent conditions set in the contract will be taken into account.

c.	Merger between Shopping Alto Palermo S.A. (“SAPSA”), Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

SAPSA´s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 SAPSA merged into APSA.

d.	Acquisition of shares of Arcos del Gourmet S.A.

During August 2007, APSA exercised an option for subscription of shares of Arcos del Gourmet S.A. a company that holds a concession granted by the Goods Administration’s National Organization (ONABE).

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled. As of June 30, 2009 the option has been accounted in Non-current investments – Advances for purchase of shares.

On November 27, 2009, Alto Palermo S.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1, entitled to 1 vote each, representing 80% of the common stock.

The price agreed upon for 40% of acquired shares was fixed at US$ 4.3 million, out of which the amount of US$ 0.3 million has been settled as part of the option price; US$ 2.0 million was paid upon executing the share purchase agreement and the remainder shall be paid in two equal annual installments, falling due on November 27, 2010 and November 27, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

For the remaining 40% of shares, the price was fixed at (i) US$ 0.8 million, plus (ii) 20% of the investment required to develop the project. Out of the price indicated in (i), US$ 0.3 million has been settled as part of the option price and US$ 0.5 million was paid when the Shareholders’ Meeting approved the capital increase of Arcos del Gourmet S.A. for US$ 2.7 million. The portion of the price indicated in (ii) shall be paid upon the possible capital increase required to develop the project, which should be approved by the respective authorities and as agreed by the parties, up to US$ 6.9 million.

A Consultative Opinion request was filed with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,545 registered nonendorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that such amount will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (v) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements. As of June 30, 2010, Ps. 10.2 million, equivalent to 3,429,105 shares, was subscribed and paid in. On July 14, 2010, shares pending subscription were subscribed for a total price of Ps. 256, an amount that has been fully paid in. Thus, to date, total capital increase resolved by the Shareholders’ Meeting of February 17, 2010, has been fully subscribed and paid in.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

On June 25, 2010, Alto Palermo S.A. (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent as least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at USD 1.4 million. The option price is USD 0.4 million, out of which Ps. 0.3 million has been paid while there remains an installment that falls due on October 30, 2010. In the event, APSA exercised the option, its price will be considered towards the share price.

e.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an agreement for Partial transfer of goodwill with INCSA for acquiring one of the parts of the net assets established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction was being subject to certain conditions of precedent fulfillment. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an Advance for the purchase of fixed assets.

Once the definitive signature of the net assets transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT. The first interest installment will be paid 365 days after the agreement has been signed, while the principal will be settled upon paying the last interest installment or upon granting the title deed, whichever later.

Likewise, on July 1, 2010, APSA was reimbursed US$ 1 million of the price paid upon executing the agreement of purchase. APSA shall pay this portion of the price upon executing the title deed to the real property and until such time, it will accrue interest at an annual 5% rate plus VAT.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

On July 1, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. The goodwill mainly includes a building, real properties, agreements, titles to the brand names and rights to build certain number of square meters. Possession thereof was handed over upon execution. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

The transaction was filed with the Argentine Competition Defense Commission that, thus far, has not ruled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the net assets established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as Suppliers advances.

This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition, on July 1, 2010, APSA shall start the works. i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

f.	Merger between APSA and Shopping Alto Palermo S.A.:

On November 27, 2009, it was held APSA’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in APSA’s merger with Shopping Alto Palermo S.A. as from July 1, 2009, APSA being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

g.	Purchase-Sale of Fibesa S.A. (Fibesa)’s shares:

On August 3, 2009, a share transfer agreement was executed by which APSA sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.´s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the Fibesa’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.´s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the Fibesa’s capital stock.

Due to the previously mentioned agreements, APSA owns 95% of that company’s capital stock and Shopping Alto Palermo S.A. owned the remaining 5%. Afterwards, due to the merger between APSA and Shopping Alto Palermo S.A., as mentioned in subsection f) of this note, APSA is the owner of 99.99996% of the Fibesa’s shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (continued)

h.	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City.

During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 99% by the period-end. Additionally, the progress percentage of the work of the office building is at 95%.

Total contributions made by shareholders as regards this project amount to Ps. 556,989 as of the closing date of these financial statements.

i.	Purchase-Sale of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which APSA and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed price amounted to US$ 0.29 million which was completely cancelled at June 30, 2010.

As a result of the previously mentioned agreement, APSA becomes the owner of 97.5% of such company’s shares, while Fibesa S.A. owns the remaining 2.5%.

j.	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: PURCHASE, SALES AND BARTER OF PROPERTIES

A.	Agricultural Business

1.	Acquisitions of land in the Republic of Bolivia

a. On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million, of which US$ 1.1 million was paid, US$ 3.8 million on January 22, 2009 date in which the contracts’ protocol was signed and US$ 4.0 million on November 9, 2009. The remainder balance will be paid without interests in November, 2010. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

b. On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.9 million out of which US$ 0.9 million was paid, US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.1 million in November 9, 2009. The remainder balance will be paid without interests in November, 2010. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

c. On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid, US$ 2.3 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.0 million in November 9, 2009. The remainder balance will be paid without interests in 12 month from the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (continued)

B.	Real Estate Business

1.	IRSA

Acquisition of Catalinas Norte plots of land

On December 2009 IRSA acquired by public sale a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The total amount payed was Ps. 95.0 million, of which: Ps. 19.0 million was paid together with the sing to the preliminary agreement and the outstanding balance of Ps. 76.0 million was paid at the time of executing and delivering the corresponding title deed, which took place during last May.

2.	APSA

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 20, 2006, APSA acquired through a public bidding the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba for the amount of Ps. 32,522.

The building is under a concession agreement, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 220 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed of the property was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. As of June 30, 2010 this transaction is recorded as Non-current investments.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (continued)

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future properties: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined that the value of each undertaking is of US$ 1.1 million.

As a complementary consideration in favor of APSA, Condominios del Alto S.A. paid APSA US$ 0.015 million and constituted certain guarantees in favor of it.

APSA also granted Condominios del Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future building: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (continued)

c.	Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from Dowler Company S.A. a plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Buenos Aires City, located in near “Shopping Alto Palermo S.A.”, a location considered to be strategic for APSA.

The transaction was executed for a total price of US$ 17.8 million, which were completely cancelled. Such plot of land is disclosed in “Non-current investments”- Undeveloped parcels of land.

d.	Barter with CYRSA S.A.

On September 24, 1997, APSA and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the parking spaces and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA S.A. (“CYRSA”) 112 parking spaces and the rights to increase the height of the property to build a two tower buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storing units equivalent to 25% of storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking spaces that APSA would receive from COTO.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (continued)

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the above mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA that conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

e.	“Letter of Intent” Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent”. This “Letter of Intent” states its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i) US$ 0.05 million was settled as prepayment on July 14, 2009,

ii) US$ 0.1 million was settled upon executing such agreement, and

iii) US$ 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which APSA obtains the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (continued)

f.	Plot of land Guaymallén

On March 26, 2010, APSA executed an agreement of purchase without possession by which the Company sells a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at US$ 0.3 million, out of which US$ 0.2 million was collected as prepayment while the remaining balance was settled together with the execution of the title deed on June 24, 2010.

g.	Plot of land Rosario

On April 14, 2010, APSA subscribed an irrevocable offer subject to compliance with a condition precedent (passing the amendment to Ordinance 8080), by which it sells the lot designated as 2 A of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the streets Thedy, Junín and Caseros avenue. The transaction price was fixed at US$ 4.2 million, out of which US$ 1.05 million was collected. The remaining balance of the price will be settled upon executing the title deed.

On May 3, 2010, APSA subscribed an irrevocable offer to sell the lot designated as 2 E of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the street Rotonda Ingeniero G. Venesia and Caseros Avenue. The transaction price was fixed at US$ 1.4 million, out of which US$ 0.35 million was collected. The outstanding balance will be settled as follows: the amount of US$ 0.35 million on September 30, 2010, upon surrendering the ownership and executing the title deed and the amount of US$ 0.73 million on May 30, 2011, plus interest at 14% which starts to accrue as from the executing the title deed. To secure the outstanding price amount, the building will be mortgaged. The lots subject to these transactions have been value at net realizable value and transferred to the inventory account

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10: GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of June 30, 2010 and 2009, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 9,498 and Ps. 9,075 respectively.

As of June 30, 2010 and 2009, there are no agreements that failed to be complied with for which FyO.Com may have been claimed in its capacity of guarantor.

NOTE 11: MEMORANDUM OF UNDERSTANDING TO RENEGOTIATE THE CONCESSION AGREEMENT

On July 2, 2008, ANTA executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1st of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

On June 30, 2010 the installment corresponding to 2009-2010 campaign was cancelled for Ps. 1,546,652.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11: (continued)

Additionally, ANTA committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession.

NOTE 12: CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAM

A.	Real Estate Business

1. IRSA

a.	Convertible Notes – Due date 2017

In February 2007, IRSA issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrues an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non convertible notes-2017 contains customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million.

2. APSA

a.	Issuance of non-convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12: (continued)

•

Due date: On May 2, 2006, the Meeting of Obliges decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these financial statements. Since the conditions of the CN have not substantially modified, the postponement of the maturity term have not had an impact on these financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the convertible notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the convertible notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of June 30, 2010, the holders of Convertible Notes into APSA ordinary shares, have exercised their right to convert them for a total amount of US$ 2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each.

As of June 30, 2010 Convertible Notes amounted to US$ 47.2 million.

b.	Issuance of non-convertibles notes

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million.

Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semi-annually on May 11 and November 11 of each year as from November 11, 2007.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12: (continued)

Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of June 30, 2010 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes had been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of June 30, 2010, IRSA holds Series I Notes for US$ 39.6 million in nominal value and Series II Notes for Ps. 33.2 million in nominal value. Additionally, Cresud holds Series I Notes for US$ 5.0 million in nominal value.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

The APSA’s Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable BADLAR rate plus a 3% margin payable on a quarterly basis.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12: (continued)

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of June 30, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps. 12 million.

c.	Issuance of securities representing short-term debt of Tarshop S.A.

During the current fiscal year, Tarshop S.A. requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed US$ 25,000, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary General Shareholders’ Meeting of Tarshop S.A. approved the creation of the Program and its terms and conditions.

On February 15, 2010, the public offering for the Program was authorized by the CNV by registering it under No. 28. On that same day, the CNV’s Issuers’ Department resolved to authorize the issuance of Class I of Securities representing Short-Term Debt (VCPs) up to Ps. 15,000 that may be extended by up Ps. 25,000, under the special procedure to issue VCPs. On February 26, 2010, Class I was placed for a total nominal value of Ps. 22,720.

Class I VCPs will accrue interest from the issuance date at a nominal annual rate equal to the BADLAR rate, plus cap-margin of 400 basic points. Interest payment dates will be: August 25 (which has been cancelled in such date) and November 23, 2010. Principal will be repaid in 270 days from issuance that is to say, on November 23, 2010.

On August 6, 2010, the CNV Issuers Department established the authorization to issue Class II of securities representing short-term debt (“VCPs”), of up to Ps. 25,000 that may be extended to Ps. 40,000, according to the special procedure to issue VCPs. On August 18, 2010, Class II was placed for a total face value of Ps. 40,000.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12: (continued)

The Class II VCPs will accrue interest from the issuance date at an annual nominal rate equal to the BADLAR rate, plus a cap. margin of 400 basic points. Interest payment dates are: November 18, 2010 and February 16, March 18, April 18 and May 17, 2011. Principal payment dates are: March 18, April 18 and May 17, 2011, related to 25%, 25% and 50% of the total face value, respectively.

Net funds resulting from placing Class I and II were earmarked for paying in working capital in Argentina in accordance with the corporate objective of Tarshop S.A.

NOTE 13: SIGNIFICANT EVENTS

A.	Agricultural Business

1.	Loan inventories

On August 6, 2008, Agrology S.A. executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GRDs representative of 10 shares of common shares with a face value of Ps. 1 per share of IRSA.

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology S.A. As regards exercising the political rights (vote), the Parties agreed that Agrology S.A. will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrology S.A. the funds related to this item.

This loan accrues interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. They will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

As of the closing date of these financial statements, Inversiones Financieras del Sur S.A. returned 21,080 Global Depositary Shares (GDR’s) to Agrology S.A., represented by Global Depositary Receipts (GDR´s) representative of shares of common stock of Ps. 1 per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (continued)

On July 30, 2009, Agrology S.A. made an offer to Inversiones Financieras del Sur S.A. to extend the agreed-upon due date of the loan inventories for 360 days, modifying the amount of GDRS of IRSA investments and Representaciones Sociedad Anónima granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A.

B.	Real Estate Business

1.	IRSA

a.	Investment in Banco Hipotecario S.A.

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the BCRA to determine the pertinent rules.

After a series of presentations Banco Hipotecario S.A. submitted the final presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40 translated at Ps. 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (continued)

In September 2002 and October 2005, the Central Bank of Argentina credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Central Bank of Argentina stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

Through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

As of June 30, 2010, Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 2,251,808 booked in its financial statements

As of June 30, 2010 and 2009 the assistance to the Public Sector reaches 20.2% and 24.5% from total Assets, respectively.

Banco Hipotecario S.A.’s Treasury Shares

In the course of the previous fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario S.A. received treasury shares Class D totaling 71.1 million which were available in the terms and conditions laid down by the Argentine Companies Law in its Section 221.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (continued)

Pursuant to the Minutes of the Board Meeting No. 268 dated January 12, 2010, Banco Hipotecario’s Board of Directors adopted the following resolutions: 1) to deliver the Class D shares currently in BHSA’s portfolio as payment to Stock Appreciation Rights (StAR) holders up to the amount of their receivables and at the value quoted for the share at that time (or using any other method for improved accuracy), and 2) to analyze possible alternatives for the application of the remaining shares.

The Ordinary General Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury shares held by the Bank.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the DAA or StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing. On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders.

On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

IRSA exercised its preemptive rights and took part in the offer acquiring 26,197,564 Class D shares totaling Ps. 36.4 million. As a result of this transaction, as of the date of issuance of these Financial Statements, the Company’s ownership interest in BHSA increased from 28.03% to 29.78% of BHSA’s capital stock (without co-sidering treasury shares).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (continued)

b.	Transactions pending solution by the Argentine Antitrust Commission (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), IRSA applied to the Antitrust Commission for a consultative opinion on whether IRSA had to notify that transaction or not. As of the date of issuance of these financial statements, the Antitrust Commission had not yet handed down a resolution.

In addition, as regards the acquisition of Torre Bank Boston (Della Paolera), on August 30, 2007 IRSA applied to the Antitrust Commission for a consultative opinion as to whether IRSA had to notify the transaction. On November 22, 2007 the Antitrust Commission stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. As of the date of issuance of these financial statements, this matter had not yet been finally settled.

In May, 2008 IRSA applied to the Antitrust Commission for a consultative opinion concerning the acquisition of Edificio República. In February, 2010 IRSA has presented the required documentation notifying the operation. As of the date of issuance of these financial statements, the operation is pending of approval.

2.	APSA

a)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNACIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (continued)

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of June 30, 2010 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances for Ps. 18,686.

b)	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (continued)

one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only involved lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the Provisions account.

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering this comment an additional term was formally requested to file the new project.

On June 12, 2009, Shoppping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shoppping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied.

On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally Shopping Neuquén S.A. was notified about the registration of the project, so on April 8, 2010 the term of 90 running days to commence the shared works has started.

Shopping Neuquén S.A. submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010 and within the previously mentioned 90 day term, construction began.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (continued)

The first work stage mentioned should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality of Neuquén.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

c)	Tarshop S.A. and Metroshop S.A. credit card receivables securitization program

Tarshop S.A. and Metroshop S.A. had ongoing securitization programs through which they transfer a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop S.A. and Metroshop S.A. balance sheet, they receive cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 419,982 during the fiscal year ended June 30, 2010 of credits receivable originated in the use of its clients’ credits cards and personal loans carrying promissory notes. Consequently, TDF coupon zero for Ps. 21,500, TDF Series “A” for Ps. 337,507 and CP Series “C” for Ps. 60,975 were issued. Metroshop S.A. transferred to financial trusts the total amount of Ps. 51,863 during the fiscal year ended June 30, 2010 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, VDF Series “A” for Ps. 41,779 and CP Series “C” for Ps. 10,084 were issued.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, with exception of TDF Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII and XLIX, and TDF Series C of the Series XLVII, part of which Tarshop S.A. maintained in its portfolio. Cash reserves for losses in the amount of Ps. 2,846 have been made as credit protection for investors. Otherwise, Metroshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining VDF were placed to investors through a public offering in Argentina. Cash reserves for losses in the amount of Ps. 897 have been made as credit protection for investors.

d)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At the end of fiscal year the amount of Ps. 9,964 was pending of accrual and it was disclosed under Other liabilities – Contributed leasehold improvements

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (continued)

e)	Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, APSA executed an agreement with Mr. León Halac (LH), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LH participates in developing, under any method, shopping malls of over 20,000 square meters within the territory of Buenos Aires City, Argentine Republic. APSA, shall pay in consideration of the obligations assumed by the other party a total and definitive price of US$ 2.2 million payable: (1) A down payment of US$ 0.8 million upon executing the agreement and (2) the balance of the price of US$ 1.4 million in 28 monthly consecutive installments, accruing no interest of US$ 0.05 million each, to which income tax withholdings will be added. In all cases, income tax withholdings should also be added.

NOTE 14: SALES OF BUILDINGS

During the fiscal years ended June 30, 2010 and 2009, IRSA conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 14,777 and 20,315 square meters, respectively, in exchange for a total of Ps. 168.3 million and Ps. 201.3 million, respectively. The gross income generated by these transactions amounted to Ps. 115.4 million and Ps. 119.4 million, respectively.

NOTE 15: CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

As of June 30, 2010 Cresud and IRSA had made contributions to the capitalization program for executive management that amount Ps. 3,257.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16: NEGATIVE WORKING CAPITAL

At the end of the fiscal year, the Company carried a working capital deficit of Ps. 475,336 which treatment is being considered by the Board of Directors and the respective management.

NOTE 17: FINANCIAL AND CAPITAL MARKET SITUATION

In addition to that referred in Note 26 of Basic Financial Statements, as regards to the quotation of Banco Hipotecario’s shares, although it significantly appreciated in the past months, it does not reflect the entity’s equity and/or business conduct and neither is it representative of Banco Hipotecario’s current operational performance.

Amongst the factors considered by the Company to draw the conclusion outlined in the preceding paragraph are: (i) the factors that cause a decline in the quoted value and its historical performance (credit, interest rate, market, etc); (ii) the Company’s ability and intent to maintain the investment for a period long enough for the value to recover, (iii) how significant such decline in the quoted value may be to the Company and (iv) Banco Hipotecario’s business fundamentals. The assessment of a non-temporary decline is as both a qualitative and quantitative process, subject to several risks and uncertainties.

NOTE 18: DERIVATIVE FINANCIAL INSTRUMENTS

Futures contracts – Ritelco S.A.

In the course of the fiscal year, the Company conducted certain shorting and covering transactions involving futures. According to the Company’s risk management policies, these deals are used for speculative purposes.

In connection with the futures transactions that took place during de fiscal year, the Company booked realized gains for US$ 191 (equivalent to Ps. 742) in the “Other holding results” line of its Income statement.

As of June 30, 2010, the Company carries neither derivatives contracts nor guarantees associated thereto.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19: SUBSEQUENT EVENTS

Real estate Business

1.	IRSA

a.	Acquisition of Unicity S.A (“Unicity”)

In September 2010, and through E-Commerce Latina S.A., IRSA acquired a 100% stake in Unicity for US$ 2.5 million. Unicity’s main asset consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. (“Solares”) and for which it carries a liability to the Company on the purchase price balance, which as of the date hereof is US$ 9.1 million. Following this transaction, the Company’s interest in Solares is now 100%.

b.	Escrow Agreement - Metropolitan 885 Third Ave. LLC

To facilitate discussions in the framework of a debt renegotiation that Metropolitan 885 Third Ave. LLC aspires to obtain from Royal Bank of Canada, on August 4, 2010, IRSA entered into an Escrow Agreement with agent Fidelity National Title, Insurance Company, and transferred US$ 15 million as a non-mandatory, good-faith deposit for the sole purpose of allowing discussions between the parties to move forward. The Escrow Agreement has been entered for a term that expires on September 27, 2010.

c.	Issuance of Negotiable Obligations

On July 20, 2010, IRSA issued non-convertible negotiable obligations for a nominal value of US$ 150 million (“Series 2 Notes”) under its Global Program for the Issuance of Negotiable Obligations for a nominal value of up to US$ 400 million maturing on July 20, 2020. The issuance price was 97.838% of their nominal value and they accrue interest at a nominal 11.5% annual interest rate to be paid half-yearly on January 20 and June 20 each year, starting on January 20, 2011.

d.	Acquisition of shares in Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19: (continued)

Exercising its preemptive right, the Company took part in the offer and acquired 4,352,241 Class D shares totaling Ps. 6.0 million. As a result of this transaction, as of the date of issuance of these Financial Statements, the Company’s in BHSA increased from the 5% interest in BHSA’s capital stock held as of the end of the fiscal year, to 5.29% (excluding the treasury shares in portfolio).

e.	Acquisition of the building located at 183 Madison Avenue, New York, NY.

On August 26, 2010, IRSA and some American partners entered into a conditional purchase and sale agreement to acquire the property located at 183 Madison Avenue, New York, NY. The investment vehicle is a US-based company, Rigby 183 LLC, which, as soon as the transaction is consummated, will be controlling a 19-story building at 183 Madison Avenue, New York, NY, that spans 22,893 square meters of net leasable area. The price offered was US$ 75.2 million.

On August 30, 2010, IRSA transferred US$ 7.3 million, in order to have that amount, together with the amount to be contributed by its partners at Rigby 183 LLC, held in a deposit in the name of the seller, for the agreement signed.

It must be clarified that the transaction has not yet been consummated and that it is subject to certain conditions. Given that the seller is going through bankruptcy proceedings, the requisite court approvals for considering the transaction to have been consummated are still pending. If the transaction were to become final, the Company would have a 49% stake in Rigby 183 LLC’s capital stock.

The property is located in a Manhattan area known as “Midtown South” that also hosts other famous and prominent venues such as the Empire State Building, Macy’s Herald Square and the Madison Square Garden and boasts one the most significant office and retail markets in addition to excellent commuting alternatives, restaurants, shops and entertainment options.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

publication in Argentina

Basic Financial Statements

Corresponding to the fiscal years

ended June, 2010 and 2009

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010 (Notes 1 and 2)	June 30, 2009 (Notes 1 and 2)		June 30, 2010 (Notes 1 and 2)	June 30, 2009 (Notes 1 and 2)
ASSETS			LIABILITIES
Current Assets			Current Liabilities
Cash and banks (Note 8 a.)	3,810	7,620	Trade accounts payable (Note 8 f.)	83,126	61,099
Investments (Note 8 b.)	24,631	13,507	Short-term debt (Note 8 g.)	449,311	191,523
Trade accounts receivable, net (Note 8 c.)	85,492	42,990	Salaries and social security payable (Note 8 h.)	23,330	5,217
Other receivables (Note 8 d.)	61,916	79,053	Taxes payable (Note 8 i.)	4,659	5,682
Inventories (Note 8 e.)	100,454	86,962	Other liabilities (Note 8 j.)	42,612	1,843

Total Current Assets	276,303	230,132	Total Current Liabilities	603,038	265,364

Non-Current Assets
Trade accounts receivable, net (Note 8 c.)	—	2,153	Non-Current Liabilities
Other receivables (Note 8 d.)	60,214	30,725	Taxes payable (Note 8 i.)	75,822	68,045
Inventories (Note 8 e.)	141,602	74,757	Other liabilities (Note 8 j.)	3,166	—
Investments on equity investees (Note 8 b.)	1,800,764	1,463,153	Provisions (Schedule E)	1,768	286

Other investments (Note 8 b.)	82,042	69,358	Total Non-Current Liabilities	80,756	68,331

Property and equipment, net (Schedule A)	289,991	274,928	Total Liabilities	683,794	333,695

Intangible assets, net (Schedule B)	1,071	1,373

Total Non-Current Assets	2,375,684	1,916,447	SHAREHOLDERS’ EQUITY	1,968,193	1,812,884

Total Assets	2,651,987	2,146,579	Total Liabilities and Shareholders’ Equity	2,651,987	2,146,579

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain
Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Operations

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
Production income:
Crops	130,261	112,135
Beef cattle	20,830	17,130
Milk	26,043	20,213

Total production income	177,134	149,478

Cost of production (Schedule F.2)
Crops	(119,981)	(151,507)
Beef cattle	(21,850)	(14,928)
Milk	(20,383)	(18,286)

Total cost of production	(162,214)	(184,721)

Production gain (loss)	14,920	(35,243)

Sales
Crops	157,404	143,754
Beef cattle	39,274	15,362
Milk	24,415	19,270
Establishments	18,557	1,959
Other	12,905	11,495

Total sales	252,555	191,840

Cost of sales
Crops (Schedule F.1)	(142,139)	(127,074)
Beef cattle (Schedule F.1)	(46,682)	(14,019)
Milk (Schedule F.1)	(24,415)	(19,316)
Establishments	(4,825)	(95)
Other (Schedule F.1)	(5,541)	(4,977)

Total cost of sales	(223,602)	(165,481)

Sales profit	28,953	26,359

Gross (loss) profit	43,873	(8,884)

Selling expenses (Schedule H)	(25,900)	(20,818)
Administrative expenses (Schedule H)	(37,600)	(27,807)
Unrealized gain (loss) on inventories-beef cattle (Schedules F.1 and F.2)	84,349	(765)
Unrealized loss on inventories-crops, raw materials and MAT	1,318	(631)

Operating gain (loss)	66,040	(58,905)

Financial results:
Generated by assets:
Exchange gains	4,613	66,483
Interest income (Note 8.k)	15,142	22,003
Other unrealized gain (Note 8.k)	11,225	30,254

	30,980	118,740

Generated by liabilities:
Exchange gains	(7,840)	(28,252)
Interest income (Note 8.k)	(39,637)	(27,018)
Other unrealized loss	(3,093)	(341)

	(50,570)	(55,611)

Other income and expenses, net:
Shareholders’ Personal asset tax	(8,411)	(10,625)
Gain from other fixed assets sales	(7)	201
Others	1,511	1,120

	39,543	(5,080)

Gain on equity investees (Note 8 l.)	174,100	167,633
Management agreement fees (Note 5)	(20,601)	(13,641)

Net income before income tax	193,042	148,912

Income tax (Note 6)	(7,636)	(24,296)

Net income for the fiscal year	185,406	124,616

Earnings per share:
Basic (Note 9)	0.38	0.26
Diluted (Note 9)	0.34	0.23

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions						Retained earnings
	Capital (Note 3)		Inflation adjustment
Items	Common stock	Treasury stock	Common stock	Treasury Stock	Paid-in capital (1)	Subtotal	Legal Reserve	New Projects Reserve	Retained earnings	Translation differences	Total
Balances as of June 30, 2008	501,532	—	166,218	—	879,188	1,546,938	15,645	158,744	22,948	18,063	1,762,338

Exercise of Options (Note 16)	7	—	—	—	30	37	—	—	—	—	37
Purchase of treasury stock (Note 19)	(30,000)	30,000	(9,942)	9,942	—	—	—	(73,201)	—	—	(73,201)
Shareholders meeting held on 10.31.2008:
-Legal Reserve	—	—	—	—	—	—	1,147	—	(1,147)	—	—
-Cash Dividends	—	—	—	—	—	—	—	—	(20,000)	—	(20,000)
-Treasury stock dividends	—	—	—	—	—	—	—	—	476	—	476
Transitory conversion differences	—	—	—	—	—	—	—	—	—	18,618	18,618
Net income for the fiscal year	—	—	—	—	—	—	—	—	124,616	—	124,616

Balances as of June 30, 2009	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	126,893	36,681	1,812,884

Exercise of options (Note 16)	22	—	—	—	113	135	—	—	—	—	135
Shareholders´ meeting held on 10.29.2009:
-Legal Reserve	—	—	—	—	—	—	6,231	—	(6,231)	—	—
-Cash Dividends	—	—	—	—	—	—	—	—	(60,000)	—	(60,000)
-Reserve for new developments	—	—	—	—	—	—	—	58,385	(58,385)	—	—
-Attribution of treasury stock	24,999	(24,999)	8,285	(8,285)	—	—	—	—	—	—	—
Translation differences	—	—	—	—	—	—	—	—	—	29,768	29,768
Net income for the fiscal year	—	—	—	—	—	—	—	—	185,406	—	185,406

Balances as of June 30, 2010	496,560	5,001	164,561	1,657	879,331	1,547,110	23,023	143,928	187,683	66,449	1,968,193

(1)	See notes 2.q. and 16.

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	15,991	519,852
Cash and cash equivalents at the end of the fiscal year	18,364	15,991

Net Increase (decrease) in cash	2,373	(503,861)

Causes of changes in cash and cash equivalents
Operating activities
Net Income for the fiscal year	185,406	124,616
Income tax	7,636	24,296
Accrued interest during the fiscal year	7,506	(9,136)
Adjustments made to reach net cash flows from operating activities
Gain on equity investees	(174,100)	(167,633)
Increase in allowances and provisions	16,122	12,175
Depreciations	5,742	5,385
Unrealized loss on Inventories	(85,667)	1,396
Financial results, net	(16,435)	(22,193)
Gain on the sale of fixed assets	—	(2,065)
Changes in operating assets and liabilities
(increase) decrease in current investments	(41)	261
Increase in trade accounts receivable	(38,976)	(1,121)
Decrease (increase) in other receivables	4,338	(32,216)
Decrease in inventories	5,305	9,242
Increase (Decrease) in social security payable and taxes payable	16,672	(1,416)
Increase in trade accounts payable	13,077	4,707
Increase in other debts	4,609	485
Dividends collected	18,520	3,240

Cash flows applied to operating activities	(30,286)	(49,977)

Investing activities
Increase in interest on equity method investees (except IRSA)	(147,336)	(124,255)
Increase in interest in IRSA	(8,809)	(148,956)
Increase in related companies loans	(21,049)	(6,434)
Acquisition and upgrading of fixed assets	(16,258)	(35,118)
Acquisition of Non-Convertible Notes of IRSA and APSA	—	(41,827)
Sale of fixed assets	4,532	2,497
Increase in intangible assets	—	(1,513)
Incorporated cash by merger	1,161	—

Cash flows applied to investing activities	(187,759)	(355,606)

Financing activities
Exercise of warrants	135	37
Cash dividends paid	(60,000)	(19,524)
Increase in financial loans	298,283	91,856
Decrease in financial loans	(98,007)	(97,446)
Loans from subsidiaries	30,585	—
Repurchase of treasury stock	—	(73,201)
Issuance of Non-convertible Notes (Note 20)	49,422	—

Cash flows provided by (applied to) financing activities	220,418	(98,278)

Net increase (decrease) in cash and cash equivalents	2,373	(503,861)

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow (continued)

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2010	June 30, 2009
Operations not involving changes in cash and cash equivalents
Inventories transferred to property and equipment	3,242	2,217
Increase in property and equipment through an increase in trade accounts payable	—	6,835
(Increase) Decrease in non-current investments by transitory conversion differences	(29,768)	18,618
Increase in non-current investments through a decrease in other receivables	6,593	127,613

	June 30, 2010	June 30, 2009
Complementary information
Interest paid	30,830	21,887
Income tax paid	7,549	11,935

	June 30, 2010	June 30, 2009
Balances incorporated by merger (Note 14)
- Trade account receivables	1,632	—
- Other receivables	1,360	—
- Inventories	3,214	—
- Property and equipment	5,835	—
- Non-current Investments	(10,777)	—
- Trade account payables	(408)	—
- Salaries and social security payable	(37)	—
- Tax payables	(523)	—
- Provisions	(1,457)	—

Incorporated cash	1,161	—

Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: ACCOUNTING STANDARDS

Below there is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous fiscal year.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

b.	The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and under professional accounting standards and as required by the enforcement agency, financial statements as of December 31, 2001 were no longer restated. As from January 1st, 2002 and under professional accounting standards, effects for inflation restarted to be recognized considering that accounting measurements restated for the change in the currency purchasing power until August 31, 1995, as those whose original date fell between such date and December 31, 2001, were stated in pesos as of such last date.

On March 25, 2003, the Federal Executive issued Decree No. 664, which established that the financial statements for year ended after such date should be stated in nominal currency. Consequently, in conformity with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of financial statements as from March 1, 2003. Such method does not agree with current professional accounting standards, which require that financial statements should be restated until September 30, 2003. However, given the little significance of inflation rates from March through September 2003, this departure has not generated a significant effect on the financial statements taken as a whole.

The rate used for restatement of items until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

c.	Comparative Information

Amounts as of June 30, 2009, which are disclosed in these financial statements for comparative purposes have been taken from the financial statements as of such dates. Certain figures in the previously mentioned financial statements have been reclassified to be presented comparatively with those of the current year.

These financial statements have been prepared giving effect to the spin-off - merger mentioned in Note 14; consequently, the stand-alone financial statements as of June 30, 2010 are not comparable with those issued as of June 30, 2009.

d.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date and the reported amounts of revenues and expenses during the year.

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for lawsuits and contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

NOTE 2: POLÍTICAS CONTABLES DE MAYOR RELEVANCIA

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the exchange rates prevailing at the end of the year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

c.	Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value net of sales expenses as of the date of the financial statements. Therefore, interests to collect corresponding to non-convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.k. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

d.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time.

e.	Credits and short-term debts

Credits and short-term debts have been valued at nominal value plus accrued interest at the end of the year. Values obtained by this do not differ significantly from those obtained from the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued at the internal rate of return determined at the moment of the initial measurement.

f.	Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and to purchase and sale of US dollars and receivable.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

The assets and liabilities originated in derivatives instruments have been valued at their market value at the date of the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the period under “Unrealized (loss) gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations are included under the Financial Results.

g.	Other receivables and liabilities

Other current receivables (except VAT receivables) have been valued at face value plus the financial results accrued at the closing of the corresponding year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction estimated at the time of recognizing the item in assets and liabilities, respectively.

The VAT receivables have been valued based on the best possible estimate of the discounted amount using a rate that reflects the time value of money and the specific risks inherent in the transaction estimated as of the date of these financial statements.

h.	Balances corresponding to financial transactions and receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other transactions were valued in accordance with the terms agreed by the parties.

i.	Inventories

1)	Biological Assets (under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each year-end.

Include:

•	Unharvested crops

•	Calves

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

2)	Biological Assets (in production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at their net realization value, representing the different quotations as of each year-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Farming Products - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

6)	The remaining inventories were valued at their replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values as of each year-end.

j.	Long term investments in other companies

1.	Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the year.

Interests in subsidiaries and affiliates as of June 30, 2010 are as follows:

Subsidiaries and affiliates	% Equity interest
IGSA (Note 13.2.d)	100.00
Agrology S.A. (Note 13.1.b)	97.00
ANTA (Note 13.2.c)	90.00
FyO.Com (1)	64.30
Cactus (Note 13.2.a)	48.00
Agro - Uranga S.A.	35.72
IRSA (Note 13.2.b)	50.60
BrasilAgro (Note 13.1.a)	23.24
FyO Trading	3.63
Exportaciones Agroindustriales Argentinas S.A. (“EAASA”)	0.44

(1)	It’s the owner of the 96.37% of the FyO Trading shares.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

2.	Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21. This implies identifying and determining the current values of assets and liabilities acquired, a process requiring complex judgments and significant estimations.

3.	Goodwill

•	Goodwill

The goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

•	Negative goodwill

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.b. to the basic financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the reaming useful life of identifiable assets acquired subject to depreciation.

The useful lives of negative goodwill generated by IRSA acquisition was established between 20 to 30 years. The useful life for the negative goodwill generated by the acquisition of an interest in BrasilAgro was established at 5 years.

Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

k.	Other investments

•	Investments in debt securities

IRSA and APSA´s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

l.	Property and Equipment

Property and equipment were valued at its acquisition cost, restated as mentioned in Note 1.b., less accumulated depreciation.

Depreciations have been calculated by the straight-line method based on the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life.

The value of these assets does not exceed its economic use value as of year-end.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

m.	Intangible assets

Intangible assets are related to pre-operating expenses resulting from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B.

Amortizations were calculated through the straight-line method on the basis of an estimated useful life of five years.

Amortizations were classified in “Gain on equity investees” in the statement of income. The value of these assets does not exceed their estimated recoverable value at the end of the year.

n.	Provisions

•	Allowance for doubtful accounts: this allowance was booked on the basis of a case-by-case analysis of the receivables portfolio recoverability.

•

Provision for lawsuits and contingencies: it was booked to cover possible labor and commercial contingencies and other risks that could generate obligations for the Company. The Company’s external legal counsel’s opinion was taken into account to estimate the amounts and possibility of occurrence. In addition, the insurance purchased by the Company has also been taken into account.

The evolution of provisions during the year is detailed in Schedule E.

At the date of issuance of these financial statements, the Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact in these financial statements.

o.	Shareholders’ equity

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.b.

The “Capital Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “inflation adjustment to capital stock” in the shareholders’ equity.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

p.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 19).

q.	Paid-in capital

•

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investments in IRSA and Cactus generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

•	Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

r.	Conversion of financial statements of companies located abroad

1.	Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the year-end. Income statement accounts have been converted by using the average exchange rate for the year. Exchange differences have been appropriated to the shareholders’ equity in the “Translation differences” account.

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

2.	Integrated companies

Assests and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the year-end. Assets and liabilities denominated in foreign currency prior-year end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Translation differences have been allocated to the “Gain on equity investees” from the Statements of Income.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

s.	Results for the year

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year to the closing date of these financial statements.

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cost of sales is determined considering the NRV of products in the month in which they are sold.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The closed positions are recognized as a difference between the exercise price and their close year; and the open positions at the period-end, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The charges for consumption of assets were determined based on the values of such assets. The rest of income for the year is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%) (Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

u.	Minimum presumed income tax

The Company determines the minimum presumed income tax applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the minimum presumed income tax exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

The Company has recognized the minimum presumed income tax earned in the year and paid in previous years as a credit, because it considers that it may be computed as prepayment of income tax in future periods.

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Face value	Subscribed Face value	Paid-in Face value
Common stock as of June 30, 2007	309,576,220	309,576,220	309,576,220
Conversion of convertible notes in shares - Fiscal Year 2008 (1)	5,343,374	5,343,374	5,343,374
Exercise of Warrants - Fiscal Year 2008 (1)	5,855,178	5,855,178	5,855,178
Capital Increase - Fiscal Year 2008 (Note 16)	180,000,000	180,000,000	180,000,000
Exercise of Options (Note 16) - Fiscal Year 2008	757,093	757,093	757,093
Exercise of Options (Note 16) - Fiscal Year 2009	6,745	6,745	6,745
Exercise of Options (Note 16) - Fiscal Year 2010	21,898	21,898	21,898

Common and treasury stock as of June 30, 2010 (2)	501,560,508	501,560,508	501,560,508

(1)	Correspond to the issue of Convertible Notes for US$ 50 million and Warrants for 50 million, which due date was on November 14, 2007.
(2)	As of June 30, 2010, there are 5,000,754 own treasury shares that were acquired during the previous fiscal year.

As of June 30, 2010, the capital authorized to be publicly offered is formed of 501,560,508 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

As of June 30, 2010 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at year-end at fair value
Futures
Purchase
US$	—	—	—	—	(a) (178)

Sell
Corn	4,600	125			(97)
Soybean	30,000	1,167			(121)
US$	—		—	—	(b) 511

Options
Purchase Call
Soybean	22,200	1,248	(678)	(555)	123
Corn	2,000	71	(39)	(40)	(1)

Total	58,800	2,611	(717)	(595)	237

(a)	Corresponds to a future of purchase of US$ 2.7 million in Standard Bank with mature date on July 30, 2010. Losses generated as of June 30, 2010 are included in Financial Results, net of the Statement of Income.
(b)	Corresponds to a future of sell of US$ 9.8 million composed: (i) US$ 2.7 million in Standard Bank with mature date on July 30, 2010 r (ii) US$ 7.1 million in Banco Santander Río with mature date on December 15, 2010. Gain generated as of June 30, 2010 is included in Financial Results, net of the Statement of Income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

As of June 30, 2009 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at year-end at fair value
Futures
Sell
Corn	1,600	51	—	—	16
Soybean	22,500	845	—	—	360
US$	—	—	—	—	(a) 124

Options
Purchase Call
Soybean	5,440	—	505	368	(137)
Wheat	4,080	—	237	20	(217)

Sell Call
Soybean	18,940	569	(759)	(531)	228
Wheat	4,080	—	(96)	(4)	92
Corn	1,300	23	(20)	(8)	12

Total	57,940	1,488	(133)	(155)	478

(a)	Corresponds to: a future of Sell of US$ 19.5 million composed of: (i) US$ 5 million and US$ 3.5 million with Standard Bank due in March 31, 2010 and April 30, 2010 respectively; (ii) US$ 2 million with Itau Bank due in April 30, 2010; and (iii) two of US$ 4.5 million with APSA due in December 31, 2009. Gain generated as of June 30, 2009 is shown within financial results of the Statement of Income.

Crops: As of June 30, 2010 and 2009 the Company recognized results of Ps. 713 (loss) and Ps. 2,780 (income), respectively, to reflect the closing of the transactions carried out during such years. This results are disclosed as part of the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

US Dollars: As of June 30, 2010 and 2009 the Company charged to results Ps. 7,994 (income) and Ps. 22,751 (income), respectively, for those transactions carried out during such periods. These results are disclosed as part of the line “Financial Results – Generated by assets – Other unrealized gain” in the Statements of Income.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of June 30, 2010 and 2009 include a charge in the Statements of Income by this concept for Ps. 20,601 and Ps. 13,641 respectively.

NOTE 6: INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax assets and liabilities, as of June 30, 2010 are detailed in the following table:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Investments	Fixed Assets	Inventories	Provisions	Total
Initial balance	261	(437)	—	(43,603)	(21,795)	302	(65,272)
Incorporated by merger	—	—	(8)	(95)	(929)	510	(522)
Gain (loss) recognized	13,104	399	8	(5,393)	(19,490)	3,736	(7,636)

Closing balance	13,365	(38)	—	(49,091)	(42,214)	4,548	(73,430)

As of June 30, 2010, net liabilities at year-end as per the information included in the preceding table amount to Ps. 73,430.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6: (Continued)

The Company in accordance with the accounting standards has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets, which as of the end of the year amounts to Ps. 83,568. The above-mentioned liability would probably be reverted according to the detail that follows:

Term	Total
1 year	4,222
2 years	4,115
3 years	4,114
Over 3 years	58,528
No term	12,589

Total	83,568

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	June 30, 2010	June 30, 2009
Net income before income tax	193,042	148,912
Tax rate	35%	35%

Net income at tax rate	67,565	52,119
Permanent differences at tax rate:
Restatement into constant currency	762	184
Donations	10	13
Results from equity investees companies	(63,935)	(32,531)
Shareholders’ personal asset tax	2,943	3,719
Miscellaneous permanent differences	291	792

Income tax expense	7,636	24,296

During this year the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company which are pending of utilization at year-end amount to approximately Ps. 38,186 and may be offset against taxable income of future years, as follows:

Origination year	Amount	Expiration year
2008	437	2014
2010	37,749	2015

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6: (Continued)

Minimum presumed income tax credits booked by the Company, which were pending to use as of the year-end, amount to Ps. 30,763 and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2006	1,943	2016
2007	5,265	2017
2008	10,535	2018
2009	5,871	2019
2010	7.149	2020

The following table shows the evolution and composition of deferred tax assets and liabilities, as of June 30, 2009:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Fixed Assets	Inventories	Provisions	Total
Initial balance	13,479	8,058	(43,747)	(19,928)	1,162	(40,976)
(Loss) gain recognized	(13,218)	(8,495)	144	(1,867)	(860)	(24,296)

Closing balance	261	(437)	(43,603)	(21,795)	302	(65,272)

As of June 30, 2009, net liabilities at year-end as per the information included in the preceding table amount to Ps. 65,272.

A reconciliation between the tax charged to Statement of Income and determined tax for fiscal purposes is as follows:

Description	June 30, 2010	June 30, 2009
Total income tax expense	7,636	24,296

Transitory differences
- Additions
Cumulative tax loss carry-forwards	13,104	(13,218)
Cash in foreign currency	399	(8,495)
Investments	8	—
Fixed assets	(5,393)	144
Inventories	(19,490)	(1,867)
Provisions	3,736	(860)

Total income tax determined for fiscal purposes	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of June 30, 2010 and 2009 with subsidiaries, related companies and related parties are as follows

As of June 30, 2010:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Non-Current Other receivables	Current Trade accounts payable	Current Other liabilities
Acres (1)	—	—	61	—	—	—	—
Agro – Uranga S.A. (2)	—	—	—	39	—	(3)	—
Aguaribay (1)	—	—	—	—	131	—	—
ANTA (1)	—	—	1,574	—	—	(1)	—
APSA (1)	215	9,847	—	16,230	—	(6,019)	—
Banco Hipotecario S.A. (2)	—	—	—	—	—	(9)	—
BrasilAgro (2)	—	—	—	—	—	(8)	—
Cactus (2)	—	—	286	—	—	(542)	—
Caldén (1)	—	—	—	—	131	—	—
Consultores Asset Management S.A. (3)	—	—	101	—	—	—	(7,267)
Cresca S.A. (4)	—	—	364	—	—	—	—
Cyrsa S.A. (4)	—	—	21	—	—	(46)	—
Directors (3)	—	—	—	—	—	—	(582)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(132)	—
Fundación IRSA (3)	—	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	28,645	24	—	(9,649)	—
IGSA (1)	—	—	30	—	—	—	—
IRSA (1)	4,616	72,174	—	6,748	—	(3,604)	(32,917)
Itín (1)	—	—	—	—	2,926	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(3)	—
Ñandubay (1)	—	—	—	—	2,396	—	—
Ombu (1)	—	—	—	—	2,177	—	—
Credits to employees (3)	—	—	—	551	—	—	—
Tarshop S. A. (1)	—	—	678	—	—	—	—
Yatay (1)	—	—	—	—	3,857	—	—
Yuchán (1)	—	—	—	—	5,157	—	—

Total	4,831	82,021	31,760	23,592	16,775	(20,016)	(41,839)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7: (Continued)

As of June 30, 2009:

	Current Investments	Non-current Investments	Current Trade accounts receivable	Current Other receivables	Current Trade accounts payable	Current Other liabilities
Agrology S.A. (1)	—	—	46	142	—	—
Acres (1)	—	—	1,771	—	—	—
Agro – Uranga S.A. (2)	—	—	—	39	—	—
ANTA (1)	—	—	1,004	—	—	—
APSA (1)	208	8,133	—	243	(587)	—
BrasilAgro (2)	—	—	13	—	—	—
Cactus (2)	—	—	17	8,935	—	—
Consultores Asset Management S.A. (3)	—	—	58	3,821	—	—
Cyrsa S.A. (4)	—	—	—	—	(40)	—
Directors (3)	—	—	—	—	—	(227)
Dolphin Fund PLC (3)	—	—	—	27,471	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	(245)	—
Fibesa S.A. (1)	—	—	1	—	—	—
Fundación IRSA (3)	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	6,446	24	—	—
Helmir S.A. (1)	—	—	23	—	—	—
IBOSA (1)	—	—	—	—	(323)	—
IGSA (1)	—	—	—	358	(494)	—
IRSA (1)	4,458	61,204	—	—	(6,661)	—
Credits to employees (3)	—	—	—	177	—	—
Shopping Alto Palermo	—	—	—	—	(2)	—
Tarshop S. A. (1)	—	—	163	—	—	—

Total	4,666	69,337	9,542	41,210	(8,352)	(1,300)

(1)	Direct or indirect subsidiary
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7: (Continued)

b.	Gain and losses provided by subsidiaries, related companies and related parties corresponding to the year ended June 30, 2010 and 2009 are as follows:

As of June 30, 2010:

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest Gain (loss)	Administration services	Others
Acres (1)	—	—	—	—	—	685	—
Agro – Uranga S.A. (2)	—	—	—	—	—	—	137
Aguaribay (1)	—	—	—	—	149	—	—
ANTA (1)	—	—	—	—	—	—	(1,945)
APSA (1)	16,254	—	—	—	1,517	—	2,582
Cactus (2)	—	—	—	(2,090)	9	152	13
Caldén (1)	—	—	—	—	149	—	—
Consultores Asset Management S.A. (3)	—	—	(20,601)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	1,406	—
Directors (3)	—	(428)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(698)	—	—	—	—
FyO.Com (1)	—	—	—	—	301	—	1,945
IRSA (1)	11,109	—	—	—	9,424	—	(957)
Itín (1)	—	—	—	—	108	—	—
Ñandubay (1)	—	—	—	—	95	—	—
Ombú (1)	—	—	—	—	111	—	—
Credit to employees (3)	—	—	—	—	83	—	—
Tarshop S.A. (1)	443	—	—	—	—	—	—
Yatay (1)	—	—	—	—	141	—	—
Yuchán (1)	—	—	—	—	139	—	—

Total	27,806	(428)	(21,299)	(2,090)	12,226	2,243	1,775

As of June 30, 2009:

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest Gain (loss)	Administration services	Others
Agrology S.A. (1)	—	—	—	—	10,268	—	—
Agro – Uranga S.A. (2)	—	—	—	—	—	—	317
ANTA (1)	—	—	—	—	3,535	—	114
APSA (1)	(896)	—	—	—	923	—	243
BrasilAgro (2)	—	—	—	—	—	408	—
Cactus (2)	—	—	—	(463)	907	171	291
Consultores Asset Management S.A. (3)	—	—	(13,641)	—	—	—	—
Directors (3)	—	(610)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(1,415)	—	—	—	—
FyO.Com (1)	—	—	—	—	—	—	(465)
IBOSA (1)	—	—	—	—	—	(38)	(429)
IGSA (1)	—	—	—	—	709	—	(613)
IRSA (1)	574	—	—	—	6,603	—	—
Credits to employees (3)	—	—	—	—	41	—	—
Tarshop S.A. (1)	138	—	—	—	—	—	—

Total	(184)	(610)	(15,056)	(463)	22,986	541	(542)

(1)	Direct or indirect subsidiaries
(2)	Related companies
(3)	Related parties
(4)	Direct or indirect common control

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of June 30, 2010 and 2009, the principal items of the financial statements are as follows:

a.	Cash and banks

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Cash in local currency	110	154
Cash in foreign currency (Schedule G)	55	46
Local currency checking account	2,884	1,760
Foreign currency checking account (Schedule G)	477	4,466
Local currency saving account	125	84
Foreign currency saving account (Schedule G)	159	180
Checks to be deposited	—	930

	3,810	7,620

b.	Investments

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Temporary investments
Temporary investments (Schedules C and G)	24,631	13,507

	24,631	13,507

Long term investments in other companies
Investments on equity investees (Note 13 and Schedule C)	1,800,764	1,463,153

	1,800,764	1,463,153

Other investments
Other investments (Schedules C and G)	82,042	69,358

	82,042	69,358

c.	Trade accounts receivable, net

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	31,760	9,542
Trade accounts receivable (Schedule G)	44,010	26,640
Trade accounts receivable – real estate (Schedule G)	2,821	6,968
Trade accounts receivable under legal proceedings	341	341
Checks to be deposited	7,190	—
Less:
Allowance for doubtful accounts (Schedule E)	(630)	(501)

	85,492	42,990

Non-Current
Trade accounts receivable – real estate (Schedule G)	—	2,153

	—	2,153

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

d.	Other receivables

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Current
VAT receivables, net	15,506	25,632
Income tax credit and advances	6,444	7,356
Prepaid leases	4,823	75
Prepaid expenses	3,816	451
Guarantee deposits (Note 4 and Schedule G)	2,611	1,489
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	23,592	41,210
Operations to liquidate	512	—
Gross sales tax credit	469	471
Premiums paid (Note 4 and Schedule G)	—	743
Minimum presumed income tax advances and tax credit (net of provision)	—	867
Others	4,143	759

	61,916	79,053

Non-current
Minimum presumed income tax	30,763	23,551
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	16,775	—
VAT receivables, net	12,676	7,141
Prepaid leases	—	33

	60,214	30,725

e.	Inventories

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Current
Unharvested crops	11,166	5,160
Materials and others	28,222	18,548
Beef cattle	16,053	18,179
Crops	41,566	42,250
Seeds and fodder	3,447	2,825

	100,454	86,962

Non-Current
Beef cattle	141,602	74,757

	141,602	74,757

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

f.	Trade accounts payable

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Current
Suppliers (Schedule G)	40,280	39,544
Provisions for inputs and other expenses (Schedule G)	20,503	11,951
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G )	20,016	8,352
Provision for harvest expenses	2,327	1,252

	83,126	61,099

g.	Short-term debts

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Bank loans (Schedule G)	118,123	114,485
Interests payable – Bank loans (Schedule G)	2,054	926
Bank overdrafts	292,781	73,256
Interests payable – Bank overdrafts	1,029	2,856
Non-convertible Notes Class II (Note 20 and Schedule G)	35,251	—
Interest payable-Non-convertible Notes (Note 20 and Schedule G)	153	—
Expenses of Non-convertible Notes issuance (Note 20)	(80)	—

	449,311	191,523

h.	Salaries and social security payable

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Provision for vacations and annual bonus	20,467	4,244
Social security payable	2,683	932
Health care payable	180	41

	23,330	5,217

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

i.	Taxes payable

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Current
Minimum presumed income tax, net (Note 2.u.)	2,530	2,207
Gross sale tax payable	921	269
Taxes withheld for income tax	799	212
Tax on shareholders’ personal assets	305	2,938
Property tax payable, net	81	53
Others	23	3

	4,659	5,682

Non-Current
Deferred income tax (Note 6)	73,430	65,272
Moratorium- Tax on personal shareholder’s assets	2,392	2,773

	75,822	68,045

j.	Other liabilities

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties. (Note 7 and Schedule G)	34,572	1,300
Management fee provision (Notes 5 and 7)	7,267	—
Premiums collected (Note 4 and Schedule G)	595	543
Operations to liquidate	178	—

	42,612	1,843

Non-Current
Advances for concession of rigths (Note 13.1.a. and Schedule G)	3,166	—

	3,166	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

k.	Financial results

	June 30, 2010	June 30, 2009
The breakdown for this item is as follows:
Generated by assets
Interest Income
Interest income	15,043	24,175
Interest for discount of assets	99	(2,172)

	15,142	22,003

Other unrealized gain (loss)
Gain on hedging	7,994	22,751
Financial result of IRSA’s and APSA’s non-convertible notes	8,553	5,395
Tax on bank account operations	(5,422)	(3,686)
Unrealized gain and results of securities operations	100	5,914
Others	—	(120)

	11,225	30,254

	June 30, 2010	June 30, 2009
Generated by liabilities
Interest loss
Bank loans and other liabilities	(36,127)	(27,018)
Interest of non-convertible notes	(3,510)	—

	(39,637)	(27,018)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

l.	Gain on equity investees

	June 30, 2010 Gain/(loss)	June 30, 2009 Gain/(loss)
The breakdown for this item is as follows:
IRSA
- Result equity method	168,253	84,090
- Amortization of negative goodwill	38,885	30,612
- Gains for purchase of IRSA’s and APSA’s non-convertible notes	—	70,716
- Elimination of amortization of IRSA’s and APSA’s non- convertible notes issuance expenses (1)	232	(1,651)
- Accrued financial results of IRSA’s and APSA’s non-convertible notes (1)	(8,553)	(5,395)
- Elimination of exchange difference of IRSA’s and APSA’s non-convertible notes (1)	981	10,205
- Amortization of higher values	(14,785)	(17,897)
BrasilAgro
- Result equity method	(9,501)	1,845
- Amortization of negative goodwill	5,060	2,105
Cactus
- Result equity method	(16,113)	(2,588)
- Impairment of goodwill	(4,978)	—
- Amortization and impairment of lower values	807	—
Agro-Uranga S.A.
- Result equity method	3,749	2,871
IGSA
- Result equity method	69	(1,061)
ANTA
- Result equity method	546	(1,726)
- Amortization of concession right	(699)	(699)
- Amortization of three plantations (wood)	(130)	(130)
FyO.Com
- Result equity method	151	240
Agrology S.A.
- Result equity method	10,523	(3,572)
- Amortization of pre-operative expenses	(303)	(140)
EAASA
- Result equity method	(94)	(192)

	174,100	167,633

(1)	Corresponds to the acquisition of IRSA’s and APSA’s non- convertible notes acquired during the fiscal year ended June 30, 2009 (Note 21).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9: EARNINGS PER SHARE

Following reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of June 30, 2010 and 2009, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company (see Note 16).

	June 30, 2010	June 30, 2009
Weight average of outstanding shares of common stock	486,545,863	484,929,612
Diluted weighted average of shares of common stock	548,901,031	544,172,519

	June 30, 2010	June 30, 2009
Earnings for the calculation of basic earnings per share	185,406	124,616
Earnings for the calculation of diluted earnings per share	185,406	124,616

BASIC Earnings per share	June 30, 2010	June 30, 2009
Earnings	185,406	124,616
Number of shares	486,545,863	484,929,612
Earnings per share	0.38	0.26

DILUTED Earnings per share	June 30, 2010	June 30, 2009
Earnings	185,406	124,616
Number of shares	548,901,031	544,172,519
Earnings per share	0.34	0.23

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:

Assets based on their estimated collection term

Estimated collection term	Current and Non-Current Investments		Trade accounts receivable		Other receivables
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
1st quarter 2010/2009	—	4,458	—	38,398	—	41,891
2nd quarter 2010/2009	—	208	—	—	—	8,727
3rd quarter 2010/2009	—	—	—	—	—	11,819
4th quarter 2010/2009	—	—	—	4,592	—	3,045
1st quarter 2011/2010	24,148	—	85,151	2,153	36,081	—
2nd quarter 2011/2010	215	—	—	—	7,354	—
3rd quarter 2011/2010	—	—	—	—	3,381	—
4th quarter 2011/2010	—	—	—	—	10,214	—
2nd quarter 2012/2011	—	—	—	—	16,775	—
3rd quarter 2017/2016	72,174	61,204	—	—	—	—
4th quarter 2017/2016	9,847	8,133	—	—	—	—
With no stated current term	268	8,841	341	—	4,886	13,571
With no stated non-current term	21	21	—	—	43,439	30,725

Total	106,673	82,865	85,492	45,143	122,130	109,778

Assets classified according to their interest rate

Interest rate that they accrue	Current and Non-Current Investments		Trade accounts receivable		Other receivables
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
At fixed interest rate	82,021	69,337	2,696	8,872	551	177
At variable interest rate	19,800	8,841	—	—	16,509	37,261
Non-interest bearing	4,852	4,687	82,796	36,271	105,070	72,340

Total	106,673	82,865	85,492	45,143	122,130	109,778

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10 (Continued):

Liabilities based on their estimated payment term

Estimated payment term	Trade accounts payable		Short-term debts		Salaries and social security payable		Taxes payable		Other liabilities		Provisions
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
1st quarter 2010/2009	—	61,099	—	46,201	—	4,428	—	4,902	—	543	—	—
2nd quarter 2010/2009	—	—	—	69,211	—	789	—	628	—	1,300	—	—
3rd quarter 2010/2009	—	—	—	—	—	—	—	76	—	—	—	—
4th quarter 2010/2009	—	—	—	—	—	—	—	76	—	—	—	—
1st quarter 2011/2010	83,126	—	139,956	—	21,337	—	1,901	—	8,622	—	—	—
2nd quarter 2011/2010	—	—	—	—	—	—	2,606	—	33,990	—	—	—
3rd quarter 2011/2010	—	—	—	—	1,993	—	76	—	—	—	—	—
4th quarter 2011/2010	—	—	15,545	—	—	—	76	—	—	—	—	—
With no stated current term	—	—	293,810	76,111	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	75,822	68,045	3,166	—	1,768	286

Total	83,126	61,099	449,311	191,523	23,330	5,217	80,481	73,727	45,778	1,843	1,768	286

Liabilities classified according to their interest rate

Interest rate that they accrue	Trade accounts payable		Short-term debts		Salaries and social security payable		Taxes payable		Other liabilities		Provisions
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
At fixed interest rate	—	6,350	415,413	190,597	—	—	—	—	31,448	—	—	—
At variable interest rate	—	—	30,662	—	—	—	—	—	—	—	—	—
Non-interest bearing	83,126	54,749	3,236	926	23,330	5,217	80,481	73,727	14,330	1,843	1,768	286

Total	83,126	61,099	449,311	191,523	23,330	5,217	80,481	73,727	45,778	1,843	1,768	286

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 12: PURCHASE AND SALE OF FARMS

a)	On May 30, 2008, IRSA signed, in commission, an agreement of purchase with transfer of possession for the purchase of 115 hectares from an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3.0 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million was paid by this one by granting the title deed for such property, on March 11, 2010.

b)	On July 24, 2008, IGSA and consequently the Company due to the merger process described in Note 14, executed a title deed conveying ownership for the sale of two plots of land belonging to the “El Recreo” farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed upon at US$ 0.4 million out of which US$ 0.3 million was collected. The balance of US$ 0.1 million was collected in July 2010, plus interest equivalent to the LIBO rate plus 3%.

c)	On September 5, 2008, the Company signed the deed for the purchase of 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, which have been fully paid.

d)	On October 7, 2008, the Company executed a preliminary sale agreement without transfer of possession in connection with 1,658 hectares of the “Los Pozos” farm located in the Province of Salta. The agreed sales price was US$ 0.5 million.

On April 7, 2009, the title deed was signed and the balance of US$ 0.2 million was collected.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

e)	On September 30, 2009, the entire mortgage related to the purchase of the “San Pedro” farm was settled by paying US$ 1.8 million including interest.

f)	On June 15, 2010, the title deed for the sale of the establishment “TALI SUMAJ” (12,701 has.) located in the Province of Catamarca was executed. The transaction was agreed upon at US$ 4.8 million, which was fully paid off.

As to the closing date of these financial statements, the attachment-in-aid-of-execution in the case “EXAGRIND S.A. –Estancia San Rafael c/Tali Sumaj y Otros s/Daños y Perjuicios” (Exagrind S.A. –Estancia San Rafael vs. Tali Sumaj et al, in re: damages)”, had not been lifted, the Company pledged to carry out all the formalities in its care to have the attachment lifted or replacement, assuming to carry out all obligations derived from the possible conviction, ensuing court expense and other procedural costs, once the ruling on the case is entered. For such purpose, the Company provided a performance bond to secure its obligations on behalf of the purchaser (Note 17).

NOTE 13: INVESTMENTS IN COMPANIES

1.	Cresud – International

a)	BrasilAgro

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders’ agreement dated March 24, 2006 existing among the founder shareholders, that are the Company, Tarpon Investimentos S.A., Tarpon Agro, Cape Town LLC and Mr Elie Horn. Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors’ and administrators’ fees, increases of capital sock and appropriation of dividends, among other issues. In addition, under the agreement, the parties have preemptive rights to acquire other parties’ shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

BrasilAgro was founded for the purpose of replicating Cresud’s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town LLC, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Managers S.A. and Agro Investment S.A.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon Investimentos S.A., Tarpons Agro LLC, Cape Town LLC and Elie Horn other three and complementarily the Company has three independent directors.

The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

As compensation for having founded the Company, Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options expiring in 2021 and totaling 104,902, which can only be exercised at the option of Cresud whenever a transfer of control occurs or an offer to purchase the BrasilAgro shares is received. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. As of June 30, 2010, the Company has not registered any value for the holding of such options.

During the previous fiscal year, Cresud acquired 2,776,000 shares of BrasilAgro for Ps. 25,455. Such purchase generated a variation in the interest in BrasilAgro, from 14.39% to 19.14%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

Over the current year, the Company acquired 2,395,400 additional shares from this company for the amount of US$ 15.2 million, thus the equity interest increased to 23.24% as of June 30, 2010.

Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”)’s share Purchase Agreement

On April 28, 2010 the Company entered into an agreement (“the agreement”) with Tarpon by which once certain conditions have been complied with, Tarpon will transfer for valuable consideration to Cresud S.A.C.I.F. y A the following:

(c)	9,581,750 shares of common stock issued by BrasilAgro (either in shares or ADR’s, “Shares), and

(d)	6,400,000 first issue warrants from BrasilAgro and 6,400,000 second issue warrants from BrasilAgro.

Once the conditions established in the agreement have been complied with, the actual transfer of Tarpon’s shares and warrants to the Company will take place within 10 days of implementing the ADR program that BrasilAgro is planning to launch.

The full price to be paid by the Company to Tarpon will be BRL 131.4 million, payable within 180 days from the actual transfer of the previously mentioned shares and warrants. Assuming that the price is paid off within the established term, it will not be subject to any monetary adjustment.

To ensure the payment of the transaction, a first degree pledge commitment for Tarpon was made on 9,581,750 common shares and 6,400,000 warrants of Series 1 BrasilAgro held by the Company.

Once the transaction is consummated, Tarpon will no longer be a shareholder in BrasilAgro. Not with standing this transaction, Mr Elie Horn and Cape Town LLC have expressed their intentions to remain as shareholder of BrasilAgro.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

At the date of presentation of these financial statements, the conditions provided in the Agreement have not been fulfilled. Therefore, the transfers and their underlying rights have not been consummated and the company’s interest in BrasilAgro has remained unchanged.

Concession of rights and pledge to sell shares

During last quarter of year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf.

In consideration for granting such rights, the Company was paid a fixed value of US$ 0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$ 7.15 per share sold or transferred.

b)	Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with IGSA, has made over the present period, irrevocable capital contributions in proportion to their holdings for an amount of Ps. 37,208 in Agrology S.A. which have been capitalized on January 19, 2010. As of June 30, 2010 irrevocable contributions and receivables were capitalized for Ps. 29,249 in Agrology S.A., 97% on its own account and 3% on account of IGSA.

2.	Cresud – Local

a)	Cactus

In association with Tyson Foods Inc. and Cactus Feeders Inc., Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

On June 30, 2009, Cresud executed a shareholders’ agreement with Cactus Feeders Inc. for the acquisition of its equity interest of 24% in Cactus and of 0.24% in EAASA. Based on such agreement, Cresud paid the amount of US$ 1.2 million for 12% in Cactus and 0.24% in EAASA. Consequently, Cresud’s equity interest in Cactus increased from 24% to 36% and from 0.24% to 0.48% in EAASA.

Cactus’s remaining 12% was acquired by our subsidiary Helmir S.A. at the same date by the amount of US$ 1.2 million. On June 30, 2010 Helmir S.A. made the payment of the debt abovementioned plus interest at 4% p.a..

On July 2, 2009, the Company assigned a receivable for Ps. 2,245 that it carried with Cactus to Helmir S.A., controlled by Agrology S.A. The remaining receivable that Cresud carried with Cactus was capitalized and as the rest of Cactus’s shareholders have made capital contributions according to their respective equity interests, they remain unchanged.

On May 19, the Company acquired from Helmir S.A. 3,294,667 registered, non-endorsable shares of common stock with a face value of Ps. 1 each one, entitled to one vote per share of Cactus Argentina S.A., for US$ 1.6 million.

On June 30, 2010, the Company settled the payable to Helmir S.A. for such transaction. With this acquisition, our interest increased to 48% (Schedule C).

b)	IRSA

During the fiscal year 2009, we acquired 91,899,125 shares amounting to US$ 47.4 million, increasing our direct interest to 50.23% as of June 30, 2009 (Note 2.j.2).

During this fiscal year the Company acquired 2,114,360 shares amounting to US$ 2.3 million, increasing our direct interest to 50.60% (Schedule C).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

c)	ANTA

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that ANTA carried with it as of May 15, 2009 for Ps. 41,823 contributing 90% on its own behalf and 10% on behalf of IGSA.

On June 30, 2009, the Extraordinary and Unanimous Shareholders’ Meeting of ANTA, unanimously approved the conversion of debt into equity, hence the capital stock stands at Ps. 43,158.

During the current fiscal year, the Company made irrevocable contributions for Ps. 8,100, 90% on its own behalf and 10% on behalf of IGSA, which have been capitalized on January 19, 2010. As of June 30, 2010, irrevocable contributions and receivables to ANTA for Ps. 10,228 were capitalized, 90% on its own behalf and 10% on behalf of IGSA.

d)	IGSA

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that IGSA carried with it as of May 15, 2009 for Ps. 13,612.

On June 30, 2009, the Ordinary and Unanimous Shareholders’ Meeting of the Company unanimously approved the conversion of debt into equity; hence the capital stock stands at Ps. 25,281.

On September 11, 2009, the Company and CAMSA executed an agreement for the purchase and transfer of shares for the only share that the latter carried in IGSA. Due to such transaction, as of September 30, 2009, the Company carried a 100% interest in IGSA’s capital stock.

After Company’s the spin-off – merger into IGSA, mentioned in Note 14, the capital stock decreased to Ps. 12,914. Afterwards, on December 31, 2009, a new share purchase and transfer agreement was executed between the Company and CAMSA for 1 share with a face value of Ps. 1. Consequently, from such date Cresud’s interest in IGSA stands at 99.99%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

During the current fiscal year, Cresud made irrevocable contributions to IGSA for Ps. 1,926, which have been capitalized on January 19, 2010. As of June 30, 2010, irrevocable contributions and receivables for Ps. 2,811 were capitalized in IGSA

NOTE 14: SPIN-OFF OF INVERSIONES GANADERAS S.A. AND MERGER INTO CRESUD

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and the totally of the related documentation.

Subsequently, on January 21, 2010, the Definitive Merger Agreement (the “Agreement”) has been notarized into a public deed and filed with the enforcement agencies in due course. Under the Agreement, IGSA’s spin-off was resolved for 48.92% so that such spun-off percentage after having been merged into the Company, and IGSA Residual or Spun-off Company holds, but not limited to, the following assets:

Company	Number of shares of Inversiones Ganaderas S.A.
ANTA	4,315,811
Agrology S.A.	5,684,398
Agropecuaria Acres del Sud S.A.	2
Aguaribay Agropecuaria S.A.	2
Calden Agropecuaria S.A.	2
Itín Agropecuaria S.A.	2
Ñandubay Agropecuaria S.A.	2
Ombú Agropecuaria S.A.	2
Yatay Agropecuaria S.A.	2
Yuchán Agropecuaria S.A.	2

All of IGSA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: NEGATIVE WORKING CAPITAL

At the end of the fiscal year, the Company carried a working capital deficit of Ps. 326,735 whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 16: CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amounted to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amounted to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of notes of our subsidiaries IRSA and APSA, the repurchase of proprietary shares, the settlement of payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section “Allocation of funds” in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: (Continued)

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

During fiscal year 2008, 2,271,290 options were exercised; consequently, 757,093 shares of common stock were issued for Ps. 3,986.

During fiscal year 2009, 20,237 options were exercised; consequently, 6,745 shares of common stock were issued for Ps. 37.

During the current fiscal year, 21,898 shares entitled with the right to be converted into 62,559 options. Such transaction yielded US$ 135. As of June 30, 2010, there were 177,645,914 uncalled options.

The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

•	The number of shares to be issued for warrants is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.

•	The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954.

The rest of terms and conditions of warrants remain unchanged.

NOTE 17: “EXAGRIND S.A. LAWSUIT – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES”

Because of the merge with IGSA, Note 14, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17: (Continued)

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement.

It should be noted that during the current fiscal year, it was executed the title deed for the sale of such establishment and because as of the closing date of these financial statement the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser (Note 12).

NOTE 18: COUNTING AT ESTANCIA LOS POZOS

During the annual cattle count held at Estancia Los Pozos, it was detected that the number of head of cattle had decreased. As the Company had filed a report with Unidad Regional No. 5, in Joaquín V. González, Province of Salta, involving procedures by the Criminal Court No. 1, Metán, Province of Salta seeking to find out the reason for such decrease.

In this sense, the Company is currently providing the information and documentation requested by the judge hearing such case. Although such procedure is at the initial stage, the effects of the previously mentioned difference were recognized in this year.

NOTE 19: REPURCHASE OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions were carried out in a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share were paid.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices showed.

Later, the terms and conditions for the acquisitions were amended on many occasions by the Board of Directors due to the plummeting market and worsened in turn by the general context in international. Some amendments were:

•	The maximum amount to be invested was increased to Ps. 82,000.

•

The maximum amount of shares subject to acquisition to up to 30,000,000 shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR’s”) representing 10 shares each as provided by applicable regulations.

•	The price to be paid for the shares was established between a minimum Ps. 1 per share and up to Ps. 3.50 per share.

•	The deadline to make acquisition was successively extended.

As of June 30, 2009, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$ 21 million and Ps. 1,745, respectively.

In accordance with the law of commercial companies, the board shall dispose of the shares acquired within a period of one year unless an extension is provided for in Assembly. On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Meeting of Shareholders on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each. Such assignment was made as from November 23, 2009, at 0.5301792784 shares per share with a face value of Ps. 1 each and 0.5301792784 shares per ADR. As upon making the attribution calculation, it yielded the need to distribute fractions of shares, they were settled in cash under the Buenos Aires Stock Exchange Regulations. Therefore, 754 shares have not been attributed and they remain in the Company’s treasury together with previously existing 5,000,000 shares.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20: PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

During August 2009, based on the powers granted by the shareholders to the Board of Directors, the Company has approved the issuance of the Company’s First Series of Non-convertible notes up to a face value of Ps. 50,000 under the Global Program for the issuance a face value of up to US$ 50 million.

During the current year, the First Series of non-convertible notes was subscribed and issued for Ps. 50,000 in two classes. Class I for Ps. 15,500 at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34,500 at a fixed rate of 7.2% falling due 365 after issuance date.

The terms and conditions of such non-convertible notes require that the Company complies with certain obligations that have been specified in the respective price supplement. In this sense, the Company has made quarterly interest payment related to both classes and the payment of the amortization installment of Class I, as broken down below:

•	On December 10, 2009, the first interest installments of Class I and Class II non-convertible notes, were paid US$ 558 and US$ 159,201, respectively.

•	On March 10, 2010, payments of the second interest installments of Class I and Class II non-convertible notes, were paid Ps. 487 million and US$ 159,201 respectively.

•

On June 8, 2010, the third interest installments of Class I and Class II non-convertible notes were paid for Ps. 472 and US$ 159,201, respectively. Likewise, on such same date, Ps. 15.5 million related to the amortization installment of Class I Corporate Bonds was paid.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: ACQUISITION OF IRSA’S AND APSA’S NON CONVERTIBLE NOTES

During fiscal year ended June 30, 2009, the Company acquired US$ 33.1 million of face value of notes related to the series issued by IRSA in February 2007 at an average listed price of US$ 0.47. The total amount paid stood at US$ 15.6 million.

Additionally, the Company acquired a face value of US$ 5 million in note issued by APSA in May 2007 at a listed price of US$ 0.42. The total amount paid stood at US$ 2.1 million.

Both transactions yielded income for Ps. 73,875, recognized on fiscal year ended June 30, 2009.

NOTE 22: MEETING OF SHAREHOLDERS

General and Extraordinary Shareholders’ Meeting held on October 29, 2009 approved, among other matters, the following:

•

Paying a bonus for the Company’s management of up to 1% of the outstanding capital stated in cash or in kind. Delegating on to the Board of Directors the implementation, percentage allocation, time and form of execution.

•

The issuance of securities representing short-term debt (“VCP”) in the form of simple non-convertible notes, denominated in pesos, US dollars or any other currency with common, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$ 30 million;

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and the totally of the related documentation.

NOTE 23: COMPLIANCE WITH THE CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission, through the Resolution 562, has mandated that the Technical Resolution No. 26 of the FACPCE is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital stock and/or negotiable obligations, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1st, 2012. On April 29, 2010, the Company´s Board of Director has approved the specific implementation plan to the application of IFRS.

NOTE 25: CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company together with its related Company IRSA has developed a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25: (Continued)

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of June 30, 2010 the Company had made contributions to the Plan that amount Ps. 780.

NOTE 26: FINANCIAL AND CAPITAL MARKET SITUATION

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity and credit. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration.

As soon as the largest economies in the world were intervening by injecting liquidity into the markets, interest rates responded with a downward trend which favored, in 2009 and 2010, the recovery of stock and debt market indices. As regards the real economy at the global level, it remains to be seen whether the measures implemented by the different governments have had lasting positive effects.

As regards Argentina in 2008, the quotation of Government and corporate securities in the stock markets sustained dramatic drops whereas interest rates, the country risk rate and the exchange rates went upwards. In 2009 and during 2010, securities started to recover, particularly the instruments issued by the Argentine Government, with the ensuing impact on the valuation at fair value of the financial assets holdings maintained by Banco Hipotecario in its portfolio through our investment in IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 27: SUBSEQUENT EVENTS

a)	Issuance of Class III and IV non-convertible notes

On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV non-convertible notes, with the Global Program to Issue non-convertible notes for a face value of up to US$ 50,000. Such Program had been previously approved by the CNV by means of Resolution No. 15,972 of September 4, 2008.

Later, between July 6 and 16, 2010, the Second Series of non-convertible notes for a total value of Ps. 105,860, from a total reported amount of Ps. 70,000 were subscribed.

Class III non-convertible notes, for a face value of Ps. 35,650 and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar rate plus 400 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments in 15, 18 and 21 months from the issuance date.

Class IV non-convertible notes, for a face value of US$ 17.8 million equivalent to Ps. 70,210 converted at the exchange rate of 3.9351 and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These will be paid on a quarterly basis in arrears while amortization will be made in four equal and consecutive payments in 15, 18, 21 and 24 months from the issuance date.

Finally, the Corporate Bonds were issued on July 21, 2010.

b)	Sale of the establishment “La Juanita”

On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires was executed. The transaction was agreed upon at US$ 18.0 million generating income of about US$ 12.6 million (Ps. 49.6 million). From the agreed upon price, US$ 4.5 million was collected on August 6, 2010, upon executing the agreement of purchase; US$ 12.5 million was collected upon executing the title deed and the outstanding balance of US$ 1.0 million, secured by a first degree mortgage, will be paid on January 10, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 27: (Continued)

It is recorded that under the transaction, a loan for use agreement was executed in favor of the Company through January 10, 2011, on certain portion of the building, seeking to continue until such date with the productive activities carried out at the establishment.

c)	Merger into and with IGSA and ANTA

On September 3, 2010, the Company’s Board of Directors resolved to start preparing those instruments related to its intention to carry out a merge into and with IGSA and ANTA, by which such companies will be taken over by merging into Cresud and will be dissolved without liquidation.

Based on that, the Board of Directors ordered the preparation of the respective special financial statements to weigh on the appropriateness of the previously mentioned reorganization process.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Property and equipment

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the fiscal year	Additions and/or Transfers (2)	Deductions and/or Transfers	Value at the end of the fiscal year	Depreciation						Net carrying Value as of June 30, 2010	Net carrying Value as of June 30, 2009
					Rate %	Accumulated at the beginning of the fiscal year	Additions (3)	Decrease of the fiscal year	Current year (1)	Accumulated at the end of the fiscal year
Real estate	199,253	4,115	1,537	201,831	—	—	—	—	—	—	201,831	199,253
Wire fences	9,145	1,730	1,060	9,815	3	1,067	627	630	321	1,385	8,430	8,078
Watering troughs	6,892	1,812	632	8,072	5	1,542	240	277	385	1,890	6,182	5,349
Alfalfa fields and meadows	7,121	3,364	1,230	9,255	12-25-50	3,145	384	853	1,392	4,068	5,187	3,976
Buildings and constructions	40,116	1,283	1,651	39,748	2	4,475	466	89	835	5,687	34,061	35,641
Machinery	12,029	687	24	12,692	10	8,705	174	20	599	9,458	3,234	3,324
Vehicles	3,471	819	565	3,725	20	1,726	40	341	512	1,937	1,788	1,745
Tools	264	8	3	269	10	165	—	3	15	177	92	99
Furniture and equipment	1,340	64	133	1,271	10	978	13	133	43	901	370	363
Feeder and drinking troughs	55	183	—	238	20	2	—	—	9	11	227	53
Corral and leading lanes	1,285	299	53	1,531	3	201	37	45	48	241	1,290	1,084
Roads	3,004	228	127	3,105	10	1,100	108	111	247	1,344	1,761	1,904
Facilities	16,994	1,445	215	18,224	10-20-33	8,868	145	199	1,068	9,882	8,342	8,126
Computer equipment	2,266	93	2	2,357	20	1,953	—	1	190	2,142	215	313
Silo plants	1,277	73	—	1,350	5	613	—	—	78	691	659	664
Constructions in progress	3,453	14,345	2,663	15,135	—	—	—	—	—	—	15,135	3,453
Advances to suppliers	1,503	—	316	1,187	—	—	—	—	—	—	1,187	1,503

Total as of June 30, 2010	309,468	30,548	10,211	329,805		34,540	2,234	2,702	5,742	39,814	289,991	—

Total as of June 30, 2009	266,358	54,713	11,603	309,468		29,782	—	627	5,385	34,540	—	274,928

(1)	Included in Schedule H.
(2)	It includes additions for Ps. 8,069 incorporated by merger with IGSA.
(3)	Incorporated by merger.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule B

				Depreciation
Principal Account	Values at the beginning of the fiscal year	Additions and/or transfers	Value at the end of the fiscal year	Rate %	Accumulated at the beginning of the fiscal year	Amount (1)	Accumulated at the end of the fiscal year	Net carrying value as of June 30, 2010	Net carrying value as of June 30, 2009
Pre-operative expenses (Bolivia)	842	—	842	20	84	168	252	590	758
Pre-operative expenses (Paraguay)	671	—	671	20	56	134	190	481	615

Total as of June 30, 2010	1,513	—	1,513		140	302	442	1,071	—

Total as of June 30, 2009	—	1,513	1,513		—	140	140	—	1,373

(1)	Included in gain on equity investees in the Statements of Income

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

Financial statements as of June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C

							INFORMATION ON THE ISSUER
									Latest financial statements
Securities	Amount	% of participation on the capital		Value as of June 30, 2010	Value as of June 30, 2009	Market Value as of June 30, 2010	Principal activity		Capital		Income (loss) for the year		Shareholders’ Equity
CURRENT ASSET
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	3,740,428			14,554	972
Deutsche Managed Euro Fund (€) (1)	11,077			53	7,375
Deutsche Managed Dollar Fund (US$) (1)	1,265,669			4,925	24

Subtotal				19,532	8,371

Bonds and Notes (1)
Non-Convertible Notes IRSA (US$)-interests	1,174,133			4,616	4,458
Non-Convertible Notes APSA (US$)-interests	54,688			215	208
Global 2010 bonds	110,000			132	67	1.2020
Bocon Pro 1 bonds	157,647			1	1	0.0040
Mortgage bonds	137,475			135	402	0.9800

Subtotal				5,099	5,136

Total current investments				24,631	13,507

NON-CURRENT ASSET
Investments on controlled and related companies
Agro-Uranga S.A.						Unlisted	Agricultural livestock		2,500		10,788		28,528
Shares	893,069	35.72		10,191	9,024
Higher value of property				11,179	11,179

				21,370	20,203

IGSA						Unlisted	Raising and grazing cattle		17,651		90		16,081
Shares	17,650,742	100.00		14,860	20,831

				14,860	20,831

Cactus						Unlisted	Exploitation and administration of agriculture products and raising cattle	(3)	46,163	(3)	(35,292)	(3)	4,314
Shares	22,158,362	48.00	(2)	2,071	7,524

				2,071	7,524

FyO.Com

Shares	636,140	64.30		2,723	2,645	Unlisted	Gives information about markets via internet, brokerage and intermediation on spot and future markets.		961		240		4,236

				2,723	2,645

ANTA

Shares	55.337.274	90.00		56,234	38,178	Unlisted	Agricultural and forestall		61,486		607		62,482
Irrevocable contributions				—	1,165
Concession rights				19,813	20,512

				76,047	59,855

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (continued)

Financial statements as of June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos- Notes 1 and 2)

Schedule C (continued)

								INFORMATION ON THE ISSUER
Securities	Amount	% of the participation on the capital		Value as of June 30, 2010	Market June 30, 2009		Market Value as of June 30, 2010	Principal activity		Latest financial statements
										Capital		Income (loss) for the year		Shareholders’ Equity
Agrology S.A.							Unlisted	Investing		255,937		11,551		265,486
Shares	248,259,050	97.00		256,840	168,826
Irrevocable contributions				—	12,217

				256,840	181,043

FyO Trading							Unlisted	Brokerage		20		—		20
Shares	726	3.63		1	1

				1	1

EAASA							Unlisted	Meat packing industry	(3)	54,691	(3)	(24,401)	(3)	1,115
Shares	240,000	0.44	(2)	5	99

				5	99

IRSA							4.21	Real Estate		578,676		334,501		2,403,046
Shares	292,811,013	50.60		1,282,481	1,126,627
Higher values (4)				178,148	192,933

				1,460,629	1,319,560

BrasilAgro						(5)	8.64	Agricultural and Real Estate		875,381		(41,327)		1,251,291
Shares	13.578.700	23.24		290,832	220.709
Higher values (6)				6,887	6,887

				297,719	227,596

				2,132,265	1.839,357

BrasilAgro negative goodwill (7)				(14,765)	(19,163)
BrasilAgro goodwill				6,965	3,841
IRSA negative goodwill (8)				(330,413)	(369,116)
IRSA goodwill				6,712	6,268
Cactus goodwill				4,978	1,966
Allowance for impairment of Cactus’s goodwill				(4,978)	—

				(331,501)	(376,204)

Subtotal				1,800,764	1,463,153

Other Investments
Non-Convertible Notes IRSA 2017 (US$)	33,152,000			72,174	61,204
Non-Convertible Notes APSA 2017 (US$)	5,000,000			9,847	8,133
Coprolan				21	21		Unlisted

Subtotal				82,042	69,358

Total non-current investments				1,882,806	1,532,511

(1)	Not considered as cash equivalents for Statement of Cash Flow purpose.
(2)	Recovery estimated value as of June 30, 2010.
(3)	Subject to Board of Directors for approval.
(4)	Consist of Ps. 11,753 higher value of inventory, Ps. 84,316 higher value of investments, Ps. 110,617 higher value of fixed assets, Ps. 29,066 higher value of intangible assets, Ps. (562) higher value of liabilities, Ps. 24,420 less value of loans, Ps. (25) higher value of customer advances, and Ps. (81,437) higher value of tax effect.
(5)	In Brazilian Reais.
(6)	Consist of Ps. 10,596 higher value of fixed assets and Ps. (3,709) higher value of tax effect.
(7)	The change as regards the previous year corresponds to additions for Ps. 662 and amortization for Ps. 5,060.
(8)	The change as regards the previous year corresponds to additions for Ps. 182 and amortization for Ps. 38,885.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009
Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule E

Item	Balances at beginning of the fiscal year		Increases	Decreases	Value as of June 30, 2010	Value as of June 30, 2009
Deducted from assets
For doubtful accounts	501	(1)	258	(129)	630	501
Included in liabilities
For pending lawsuits	286	(2)	1,512	(30)	1,768	286

Total as of June 30, 2010	787		1,770	(159)	2,398	—

Total as of June 30, 2009	464		359	(36)	—	787

(1)	Included in the Schedule H.
(2)	Included in other income and expenses in the Statements of Income – Others. Also includes Ps. 1,457 incorporated by merger with IGSA.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	78,710	68,695	—	—	—	—	78,710	68,695
Crops	42,250	62,988	—	—	—	—	—	—	42,250	62,988
Seeds and fodder	705	591	—	—	—	—	—	—	705	591
Materials and others	—	—	579	536	—	18	932	659	1,511	1,213

	42,955	63,579	79,289	69,231	—	18	932	659	123,176	133,487

Unrealized gain (loss) on inventories- Beef cattle	—	—	80,021	(26)	—	—	—	—	80,021	(26)
Unrealized (loss) gain on inventories – Crops and raw materials	40	(4,802)	—	—	—	—	—	—	40	(4,802)
Production	127,265	109,463	20,830	17,130	24,769	19,463	—	—	172,864	146,056
Transfer of inventories to property and equipment	—	—	—	—	—	—	(1,521)	(859)	(1,521)	(859)
Transfer of inventories to expenses	(3,646)	(3,736)	(143)	(110)	(354)	(165)	(3,175)	(2,160)	(7,318)	(6,171)
Incorporated by merger with IGSA	—	—	3,171	—	—	—	8	—	3,179	—
Purchases	17,849	5,525	2,935	7,083	—	—	4,457	3,292	25,241	15,900
Operating expenses (Schedule H)	—	—	—	—	—	—	5,713	4,977	5,713	4,977
Inventories at the end of the year:
Beef cattle	—	—	(138,807)	(78,710)	—	—	—	—	(138,807)	(78,710)
Crops	(41,566)	(42,250)	—	—	—	—	—	—	(41,566)	(42,250)
Seeds and fodder	(758)	(705)	—	—	—	—	—	—	(758)	(705)
Materials and others	—	—	(614)	(579)	—	—	(873)	(932)	(1,487)	(1,511)

Cost of Sales	142,139	127,074	46,682	14,019	24,415	19,316	5,541	4,977	218,777	165,386

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Inventories at the beginning of the fiscal year:
Beef cattle	—	—	—	—	14,226	15,194	14,226	15,194
Unharvested crops and other unharvested	5,160	6,052	—	—	—	—	5,160	6,052
Seeds and fodder	—	—	1,694	1,934	426	680	2,120	2,614
Materials and others	15,925	16,686	686	398	426	145	17,037	17,229

	21,085	22,738	2,380	2,332	15,078	16,019	38,543	41,089

Unrealized loss on inventories - Beef cattle	—	—	—	—	4,328	(739)	4,328	(739)
Unrealized gain on inventories – Crops and raw materials	1,991	1,391	—	—	—	—	1,991	1,391
Production	—	—	2,996	2,672	1,274	750	4,270	3,422
Transfer of property and equipment	(1,722)	(1,358)	—	—	—	—	(1,722)	(1,358)
Transfer of inventories crops to expenses – Materials and others	(44,559)	(61,177)	(4,149)	(4,487)	(6,800)	(6,254)	(55,508)	(71,918)
Incorporated by merger of IGSA	—	—	35	—	—	—	35	—
Purchases / increase in Unharvested crops by consume	60,485	59,439	1,858	1,661	5,839	5,888	68,182	66,988
Operating expenses (Schedule H)	119,344	151,559	21,796	15,130	20,393	17,700	161,533	184,389
Inventories at the end of the year:
Beef cattle	—	—	—	—	(18,848)	(14,226)	(18,848)	(14,226)
Unharvested crops and other unharvested	(11,166)	(5,160)	—	—	—	—	(11,166)	(5,160)
Seeds and fodder	—	—	(2,190)	(1,694)	(499)	(426)	(2,689)	(2,120)
Materials and others	(25,477)	(15,925)	(876)	(686)	(382)	(426)	(26,735)	(17,037)

Cost of Production	119,981	151,507	21,850	14,928	20,383	18,286	162,214	184,721

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Financial Statements

as of June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos -Notes 1 and 2)

Schedule G

	June 30, 2010					June 30, 2009
Item	Type and amount of foreign currency			Current exchange Rate	Amount in local currency	Type and amount of foreign currency			Amount in local currency
CURRENT ASSETS
CASH AND BANKS
Cash and banks in Dollars		US$	167	3.891	649		US$	1,236	4,642
Cash and banks in Brazilian Reais		Rs	2	2.117	5		Rs	2	4
Cash and banks in Euros			€8	4.769	37			€9	46
INVESTMENTS
Mutual funds		US$	5.006	3.891	19.479		US$	266	998
Mutual funds			€11	4.769	53			€1,400	7,375
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$) - Interest		US$	1.174	3.931	4.616		US$	1,174	4,458
Non-Convertible Notes APSA 2017 (US$) - Interest		US$	55	3.931	215		US$	55	208
TRADE ACCOUNTS RECEIVABLE
Receivables		US$	4.017	3.891	15.629		US$	1,930	7,251
Receivables – Real estate	US$		725	3.891	2.821	US$		1,855	6,968
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties		US$	349	3.931	1.370		US$	—	—
OTHER RECEIVABLES
Guarantee deposits		US$	671	3.891	2.611		US$	396	1,489
Premiums paid		US$	—	—	—		US$	198	743
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties		US$	—	—	—		US$	7,312	27,471
NON-CURRENT ASSETS
TRADE ACCOUNTS RECEIVABLE
Receivables – Real Estate		US$	—	—	—		US$	573	2,153
OTHER RECEIVABLES
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties		US$	4.267	3.931	16.775		—	—	—
INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017		US$	18.360	3.931	72.174		US$	16,119	61,204
Non- Convertible Notes APSA 2017		US$	2.505	3.931	9.847		US$	2,142	8,133

Total US$		US$	37.296		146.186		US$	33,256	125,718

Total Rs		Rs	2		5		Rs	2	4

Total €			€19		90			€1,409	7,421

Total Assets					146.281				133,143

US$:	US Dollars
Rs:	Brazilian Reais
€:	Euros

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (continued)

Financial Statements

as of June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos -Notes 1 and 2)

Schedule G (continued)

	June 30, 2010				June 30, 2009
Item	Type and amount of foreign Currency		Current Exchange rate	Amount in local currency	Type and amount of foreign Currency		Amount in local currency
CURRENT LIABILITIES
TRADE ACCOUNT PAYABLE
Suppliers	US$	4,576	3.931	17,987	US$	10,315	39,167
Accrual for inputs and other expenses	US$	1,629	3.931	6,404	US$	33	127
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	US$	28	3.931	109	—	—	—
SHORT-TERM DEBTS
Bank loans	US$	30,049	3.931	118,123	US$	18,300	69,485
Interest payable- Bank loans	US$	523	3.931	2,054	US$	166	629
Non-convertible notes class II	US$	8.967	3.931	35,251	US$	—	—
Interest payable – Non-convertible notes	US$	39	3.931	153	—	—	—
OTHER LIABILITIES
Premiums collected	US$	151	3.931	595	US$	143	543
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	US$	8,374	3.931	32,917	—	—	—
NON-CURRENT LIABILITIES
OTHER LIABILITIES
Advances for concession of rights	US$	813	3.931	3,166	—	—	—

TOTAL LIABILITIES	US$	55.149		216,759	US$	28,957	109,951

US$:	US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning as from July 1, 2009 and 2008 and ended June 30, 2010 and 2009

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule H

	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of June 30, 2010	Total as of June 30, 2009
Items	Crops	Beef cattle	Milk	Others	Total
Directors’ fees	—	—	—	—	—	—	1,805	1,805	990
Fees and payments for services	—	—	—	—	—	—	2,994	2,994	7,836
Salaries, annual bonus and social security	5,798	5,327	3,852	—	14,977	—	21,666	36,643	25,981
Taxes, rates and contributions	1,046	373	230	—	1,649	—	296	1,945	2,435
Gross sales taxes	—	—	—	—	—	5,097	—	5,097	2,757
Doubtful accounts	—	—	—	—	—	258	—	258	—
Office and administrative expenses	—	—	—	—	—	—	6,371	6,371	2,952
Bank commissions and expenses	—	—	—	—	—	—	1,463	1,463	—
Depreciation of property and equipment	2,133	1,963	1,359	—	5,455	—	287	5,742	5,385
Vehicle and traveling expenses	897	625	146	—	1,668	—	1,181	2,849	1,708
Spare parts and repairs	1,920	2,595	1,243	—	5,758	—	82	5,840	3,940
Insurance	440	205	50	—	695	—	367	1,062	605
Benefits to Employees	393	408	312	—	1,113	—	1,052	2,165	1,795
Livestock expenses (1)	—	9,245	—	—	9,245	1,928	—	11,173	6,947
Dairy farm expenses (2)	—	—	12,383	—	12,383	135	—	12,518	11,932
Agricultural expenses (3)	103,500	—	—	5,713	109,213	18,482	—	127,695	160,080
Silo expenses	—	—	—	—	—	—	—	—	25
General expenses	2,767	999	816	—	4,582	—	—	4,582	2,504
Lease of machinery and equipment	—	—	—	—	—	—	—	—	109
Safety and hygiene expenses	450	56	2	—	508	—	36	544	—
Others	—	—	—	—	—	—	—	—	10

Total as of June 30, 2010	119,344	21,796	20,393	5,713	167,246	25,900	37,600	230,746	—

Total as of June 30, 2009	151,559	15,130	17,700	4,977	189,366	20,818	27,807	—	237,991

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Trade accounts receivable and Other receivables without a due date as of June 30, 2010:

			Law No. 19,550 Section 33
			FyO.Com	Agro – Uranga
	Trade accounts receivable	Other receivables	Other receivables	Other receivables
Current	341	4,823	24	39
Non-current	—	43,439	—	—

b.	Trade accounts receivable and Other receivables to fall due as of June 30, 2010:

		Law No. 19,550 Section 33
		FyO.Com	IGSA	CYRSA	Tarshop S.A.	Cactus	ANTA	Acres	Cresca
Maturity	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
09/30/10	53,492	28,645	30	21	678	286	1,574	61	364

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(continued)

(in thousands of pesos)

3.	(Continued)

		Law No. 19,550 Section 33
		Ombú	Ñandubay	Itin	Aguaribay	Calden	Yuchan	Yatay	IRSA	APSA
Maturity	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
09-30-10	13,103	—	—	—	—	—	—	—	6,748	16,230
12-31-10	7,354	—	—	—	—	—	—	—	—	—
03-31-11	3,381	—	—	—	—	—	—	—	—	—
06-30-11	10,214	—	—	—	—	—	—	—	—	—
12-31-11	—	2,177	2,396	2,926	131	131	5,157	3,857	—	—

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of June 30, 2010.

b.	Debts without a due date as of June 30, 2010.

	Trade accounts payable	Short-term debt	Taxes payable	Other liabilities	Allowances
Current	—	293,810	—	—	—
Non-current	—	—	75,822	3,166	1,768

c.	Debts to fall due as of June 30, 2010.

		Law No. 19,550 Section 33
		CYRSA	Agro-Uranga S.A.	BrasilAgro	Banco Hipotecario S.A.	Nuevas Fronteras S.A.	ANTA	FyO.Com	Cactus	IRSA	APSA
Maturity	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
09.30.10	63,242	46	3	8	9	3	1	9,649	542	3,604	6,019

					Law No. 19,550 Section 33
					IRSA
Maturity	Short-term debt	Salaries and social security payable	Taxes payables	Other payables	Other payables
09.30.10	139,956	21,337	1,901	8,622	—
12.31.10	—	—	2,606	1,073	32,917
03.31.11	—	1,993	76	—	—
06.30.11	15,545	—	76	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(continued)

(in thousands of pesos)

5.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	IGSA	CYRSA	Tarshop S.A.	Cactus	ANTA	Acres	Cresca
	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable	Trade accounts receivable
In Pesos	35,372	28,645	30	12	678	280	594	61	—
In US Dollars	18,461	—	—	9	—	6	980	—	364

		Law No. 19,550 Section 33
		FyO.Com	Agro- Uranga S.A.	Ombú	Ñandubay	Itin	Aguaribay	Calden	Yuchan	Yatay	APSA	IRSA
	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Othera accounts receivable
In Pesos	79.703	24	39	—	—	—	—	—	—	—	16,230	6,748
In US Dollars	2,611	—	—	2,177	2,396	2,926	131	131	5,157	3,857	—	—

b.	All Accounts receivable and Other receivables are not subject to adjustment provisions.

c.

		Law No. 19,550 Section 33
		FyO.Com	IGSA	CYRSA	Tarshop S.A.	ANTA	Cactus	Acres	Cresca
	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable	Accounts receivable
Outstanding balances accruing interests	2,696	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	51,137	28,645	30	21	678	1,574	286	61	364

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(continued)

(in thousands of pesos)

5.	(Continued)

		Law No. 19,550 Section 33
		FyO.Com	Agro-Uranga S.A.	Ombú	Ñandubay	Itin	Aguaribay	Calden	Yuchan	Yatay	APSA	IRSA
	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable	Other accounts receivable
Outstanding balances accruing interests	1,063	—	—	2,079	2,313	2,832	—	—	5,038	3,735	—	—
Outstanding balances not accruing interests	81,251	24	39	98	83	94	131	131	119	122	16,230	6,748

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		CYRSA	Agro- Uranga S.A.	Banco Hipotecario S.A.	BrasilAgro	Nuevas Fronteras	ANTA	FyO.Com	Cactus	IRSA	APSA
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
In Pesos	38.851	46	3	9	8	3	1	9,649	542	3,495	6,019
In US Dollars	24,391	—	—	—	—	—	—	—	—	109	—

					Law No. 19,550 Section 33
					IRSA
	Short-term debt	Salaries and social security payable	Taxes payable	Other debts	Other debts	Provisions
In Pesos	293,730	23,330	80,481	9,100	—	1,768
In US Dollars	155,581	—	—	3,761	32,917	—

b.	All outstanding debts are not subject to adjustment provisions.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(continued)

(in thousands of pesos)

6.	(Continued)

c.

Law No. 19,550 Section 33
		CYRSA	Agro- Uranga S.A.	Banco Hipotecario S.A.	BrasilAgro	Nuevas Fronteras S.A.	ANTA	FyO.Com	Cactus	IRSA	APSA
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
Outstanding balances accruing interests	—	—	—	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	63,242	46	3	9	8	3	1	9,649	542	3,604	6,019

					Law No. 19,550 Section 33
					IRSA
	Short- term debt	Salaries and social security payable	Taxes payable	Other debts	Other debts	Provisions
Outstanding balances accruing interests	446,075	—	—	—	31,448	—
Outstanding balances not accruing interests	3,236	23,330	80,481	12,861	1,469	1,768

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(continued)

(in thousands of pesos)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of June 30, 2010 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of June 30, 2010 there were advance payments to directors for Ps. 836, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

•	Seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

•	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each year-end.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(continued)

(in thousands of pesos)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the year less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	104,694	38,539
Vehicles	Third parties, theft, fire and civil liability	4,499	1,788

16.	CONTINGENCIES

As of June 30, 2010 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Comparative Shareholders’ Equity Structure

	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008	As of June 30, 2007	As of June 30, 2006
Current Assets	1,453,381	1,157,655	736,865	216,774	94,983
Non-current Assets	5,384,507	4,818,401	1,332,895	855,106	775,673

	6,837,888	5,976,056	2,069,760	1,071,880	870,656

Current Liabilities	1,928,717	1,313,912	262,348	167,691	101,909
Non-current Liabilities	1,315,970	1,413,278	43,914	78,398	142,321

	3,244,687	2,727,190	306,262	246,089	244,230

Minority Interest	1,625,008	1,435,982	1,160	837	560

Shareholders’ Equity	1,968,193	1,812,884	1,762,338	824,954	625,866

	6,837,888	5,976,056	2,069,760	1,071,880	870,656

Comparative Income Structure

	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008	As of June 30, 2007	As of June 30, 2006
Operating income	586,970	215,403	43,612	38,009	11,107
Financial and holding results	(201,342)	44,656	(52,268)	(10,458)	12,374
Other income and expenses, net and gain equity investees	151,175	65,090	34,325	35,948	18,773
Management agreement fees	(20,601)	(13,641)	(2,171)	(5,485)	(3,836)

Operating net income	516,202	311,508	23,498	58,014	38,418
Income tax (expense) benefit	(145,952)	(92,682)	(284)	(8,375)	(5,432)
Minority Interest	(184,844)	(94,210)	(266)	(277)	(103)

Net income	185,406	124,616	22,948	49,362	32,883

Production volume

	Three-month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three-month period June 30, 2009	Accumulated July 1, 2008 to June 30, 2009	Three-month period June 30, 2008	Accumulated July 1, 2007 to June 30, 2008	Three-month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007	Three- month period June 30, 2006	Accumulated July 1, 2005 to June 30, 2006
Beef Cattle (in Kgs.)	2,791,140	3,153,140	1,644,089	7,111,659	1,733,240	8,786,290	1,800,690	9,913,183	2,044,121	9,802,669
Butyraceous (in Kgs.)	219,743	829,046	286,056	864,328	190,753	755,461	156,072	611,121	144,360	541,509
Crops (in quintals)	2,419,010	3,226,160	1,343,206	2,158,577	1,375,953	1,981,463	1,037,494	1,741,601	546,258	1,068,871

Sales volume

	Three-month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three-month period June 30, 2009	Accumulated July 1, 2008 to June 30, 2009	Three-month period June 30, 2008	Accumulated July 1, 2007 to June 30, 2008	Three-month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007	Three-month period June 30, 2006	Accumulated July 1, 2005 to June 30, 2006
Beef Cattle (in Kgs.)	3,277,287	8,803,464	2,402,306	6,348,262	4,370,151	11,754,343	4,652,166	13,332,398	3,922,806	14,761,713
Butyraceous (in Kgs.)	219,743	829,046	286,056	864,328	190,753	755,461	156,072	611,121	144,360	541,509
Crops (in quintals)	1,503,303	2,741,050	1,306,873	2,635,152	605,171	1,567,184	843,002	1,246,520	691,108	1,641,037

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight—(continued)

Local Market

	Three-month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three- month period June 30, 2009	Accumulated July 1, 2008 to June 30, 2009	Three-month period June 30, 2008	Accumulated July 1, 2007 to June 30, 2008	Three-month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007	Three-month period June 30, 2006	Accumulated July 1, 2005 to June 30, 2006
Beef Cattle (in Kgs.)	3,277,287	8,803,464	2,402,306	6,348,262	4,370,151	11,754,343	4,652,166	13,332,398	3,922,806	14,761,713
Butyraceous (in Kgs.)	219,743	829,046	286,056	864,328	190,753	755,461	156,072	611,121	144,360	541,509
Crops (in quintals)	1,503,303	2,741,050	1,306,873	2,635,152	605,171	1,567,184	833,002	1,236,520	691,108	1,641,037

Export (not applicable)

Ratios

	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008	As of June 30, 2007	As of June 30, 2006
Liquidity	0.75	0.88	2.809	1.293	0.932
Solvency	0.61	0.66	5.754	3.352	2.563
Non-current assets to assets	0.79	0.81	0.644	0.798	0.891
Return on Equity (1)	0.10	0.07	0.018	0.068	0.057

(1)	Result of the year divided average shareholder’s equity.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

C.U.I.T.: 30-50930070-0

Moreno 877 - 23° floor - Autonomous City of Buenos Aires

1.	We have audited the accompanying balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2010 and 2009, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 27 and exhibits A, B, C, E, F.1, F.2, G and H. Furthermore, we have audited the consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries for the years ended on June 30, 2010 and 2009 and the notes 1 to 19, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria set out in point 1. present fairly, in all material respects, its financial position at June 30, 2010 and 2009 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2010 and 2009 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Registered Public Accounting Firm

(Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At June 30, 2010, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to Ps. 2,101,186 none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2010.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17
Dr. Norberto Fabián Montero
Public Accountant (UBA)
C.P.C.E.C.A.B.A.
Tomo 167 – Folio 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 22, 2010